CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

4 November 2005 **_Via Courier_**

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 October 2005 till 31 October 2005, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs

S:\Sec\ADR\2005\Ltr\October.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited – "Appointment of Joint Company Secretary"	3 Oct 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Australand Lodges Court Orders with ASIC"	4 Oct 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Listing of Units of AWPT4 and AWPT5 on the Singapore Exchange Securities Trading Limited"	5 Oct 2005	For Public Relations Purposes
Announcements by CapitaMall Trust Management Limited: 1) Results of Extraordinary General Meeting held on 6 October 2005 and confirmation of the Preferential Offering Books Closure Date; 2) Presentation slides on Extraordinary General Meeting 3) Date of release of 3rd Quarter 2005 Financial Results	6 Oct 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Change of Chairman and Member to the Nominating Committee"	11 Oct 2005	For Public Relations Purposes
News release by The Ascott Group Limited – "Ascott Strengthens Presence as Largest Serviced Residence Company in Thailand with its Sixth Serviced Residence in Bangkok, Bringing its Total Portfolio to 1,300 Units"	11 Oct 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Date of Release of Third Quarter 2005 Financial Results"	12 Oct 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Australand Implements Merger Proposal"	12 Oct 2005	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Date of Release of 3rd Quarter 2005 Financial Results"	13 Oct 2005	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcements and news release by CapitaMall Trust Management Limited: (1) 2005 Third Quarter Unaudited Financial Statement and Distribution Announcement; (2) CMT's Third Quarter 2005 Distribution Exceeds Forecast by 8.4%; and (3) Presentation slides – Third Quarter 2005 Financial Results	13 Oct 2005	For Public Relations Purposes
Announcements by CapitaMall Trust Management Limited: (1) Notice of Cumulative Distribution Books Closure and Distribution Payment Date; and (2) Cessation of Alternate Director.	13 Oct 2005	For Public Relations Purposes
News release by The Ascott Group Limited - "Ascott Voted Best Serviced Residence by Readers of TTG Publications and Online News - Second Award in a Month"	14 Oct 2005	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand invests in largest private rental apartment project in Japan's Fukuoka city"	17 Oct 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Change of Registered Address"	17 Oct 2005	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Request for Trading Halt"	17 Oct 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Retail Investments (SY) Pte. Ltd."	18 Oct 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Acquisition by CapitaLand Retail Investments (SY) Pte. Ltd. relating to 100% of the issued share capital of Seiyu (Singapore) Private Limited"	18 Oct 2005	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited – "CapitaLand acquires Seiyu Singapore to unlock value at Parco Bugis Junction."	18 Oct 2005	For Public Relations Purposes
Announcement and news release by CapitaMall Trust Management Limited – "(1) Unlocking the value at certain premises at Parco Bugis Junction leased by Seiyu (Singapore) Private Limited; and (2) Unlocking value of Seiyu's Lease at Parco Bugis Junction."	18 Oct 2005	For Public Relations Purposes
Announcement and news release by CapitaMall Trust Management Limited – "(1) Offer and Placement of 173,400,000 new units in CapitaMall Trust; and (2) CapitaMall Trust news units to be issued at S$2.35 per unit"	18 Oct 2005	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Request for Lifting of Trading Halt"	18 Oct 2005	For Public Relations Purposes
News release by CapitaMall Trust Management Limited – "CMT's Private Placement more than 2.2 times subscribed"	19 Oct 2005	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "(1) Unaudited Results For The Period Ended 30 September 2005; and (2) Ascott Continues With Another Quarter Of Strong Growth With Operating Profit Surging 404% To S$17.3 Million."	19 Oct 2005	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited: – "(1) 2005 Third Quarter Financial Statement and Distribution Announcement; and (2) CCT 3Q05 distribution per unit up 20.7%"	20 Oct 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Date of Release of 3rd Quarter Financial Results Announcement"	21 Oct 2005	For Public Relations Purposes
Announcement by CapitaLand Limited - "(A) Subscription for Preference Shares in the share capital of CapitaLand China Development Fund Pte. Ltd.; and (B) Transfer of the entire issued and paid-up	24 Oct 2005	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
share capital in CapitaLand Ningbo Holdings Pte. Ltd. and CapitaLand Ningbo (Commercial) Holdings Pte. Ltd."		
News Release by CapitaLand Limited – "CapitaLand sets up its eighth private equity fund"	24 Oct 2005	For Public Relations Purposes
Announcement by Australand Property Group – "WorkCover Prosecutions"	24 Oct 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries, Win Focus Group Limited and Perfect City International Limited"	25 Oct 2005	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Offer and Placement of 173,400,000 new units in CapitaMall Trust"	26 Oct 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of Release of 2005 3rd Quarter Financial Results"	26 Oct 2005	SGX-ST Listing Manual
News Release by CapitaLand Limited – "CapitaLand, as Strategic Partner to The Link Management, remains committed to invest US$180 million"	26 Oct 2005	For Public Relations Purposes
News Release by CapitaLand Limited – "CapitaLand acquires Dragon View Park site through a collective sale"	27 Oct 2005	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Offer and Placement of 173,400,000 new units in CapitaMall Trust"	28 Oct 2005	For Public Relations Purposes
News Release by CapitaMall Trust Management Limited – "Private Placement's long term investors buy more CMT new units at S$2.35"	28 Oct 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Striking-off of Dormant indirect wholly-owned subsidiary, Bornite Pte Ltd"	28 Oct 2005	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Request for Trading Halt"	28 Oct 2005	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News Releases by The Ascott Group Limited – "(1) Ascott and EMAAR Mutually Terminate Management Contracts; and (2) Ascott Secures Management Contract for Serviced Residence in Jadaf, Dubai."	28 Oct 2005	For Public Relations Purposes
Announcement and news release by Raffles Holdings Limited – "3rd Quarter Financial Statement ended 30 September 2005"	28 Oct 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Establishment of wholly owned subsidiaries" dated 29 Oct 2005	31 Oct 2005	For Public Relations Purposes
Announcements by CapitaMall Trust Management Limited – "(a) Offer and placement of 173,400,000 new units in CapitaMall Trust; (b) Use of Proceeds of the Equity Fund Raising; and (c) Request for Lifting of Trading Halt."	31 Oct 2005	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaRetail Japan Fund acquires third mall in Chiba for approximately JPY21 billion (S$313 million)"	31 Oct 2005	For Public Relations Purposes

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Oct-2005 18:20:36
Announcement No.	00094

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Appointment of Joint Company Secretary"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott-ApptCoSec.pdf Total size = **10K** (2048K size limit recommended)

Close Window

82 - 4507

THE ASCOTT GROUP LIMITED
(Registration No: 197900881N)

ANNOUNCEMENT

APPOINTMENT OF JOINT COMPANY SECRETARY

The Board of Directors of the Company wishes to announce the appointment of Ms. Low Chiew Tip Doreen as Joint Company Secretary with effect from 3 October 2005.

By Order of the Board
Hazel Chew
Company Secretary
3 October 2005

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Oct-2005 17:11:11
Announcement No.	00022

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "Australand Lodges Court Orders with ASIC"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.
Attachments:	ASXannouncement4Oct05LodgeCourtOrderswithASIC.pdf Total size = **820K** (2048K size limit recommended)

Close Window

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

4 October 2005

AUSTRALAND LODGES COURT ORDERS WITH ASIC

Australand Holdings Limited ("**Australand**") has today lodged with the Australian Securities and Investments Commission ("**ASIC**") the Court orders made by the Supreme Court of New South Wales on Thursday, 29 October 2005 approving the scheme of arrangement between Australand and its shareholders.

In accordance with Listing Rule 7.19.3, a copy of the Court orders is attached.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

IN THE SUPREME COURT OF NEW SOUTH WALES No. 4293 of 2005

DIVISION: **EQUITY**

REGISTRY: **SYDNEY**

IN THE MATTER OF: **AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)**

AUSTRALAND HOLDINGS LIMITED
(ABN 12 008 443 696)

Plaintiff

ORDER

THE COURT ORDERS THAT:

1 Pursuant to sections 411(4) and (6) of the *Corporations Act 2001* (**"the Act"**), the Scheme of Arrangement between the plaintiff and its ordinary shareholders which is annexed hereto and marked "**A**" be and is hereby approved.

2 The plaintiff be exempt from compliance with section 411(11) of the Act.

3 These Orders be entered forthwith.

ORDERED: 29 September 2005

ENTERED: 29 September 2005

BY THE COURT
SUZIN YOO (L.S.)
REGISTRAR
DEPUTY REGISTRAR

Filed on behalf of the plaintiff by:
MALLESONS STEPHEN JAQUES
Governor Phillip Tower
1 Farrer Place

DX 113, SYDNEY
T +61 2 9296 2000
F +61 2 9296 3999

Appendix B

SHARE SCHEME

Scheme of Arrangement pursuant to section 411 of the Corporations Act 2001 (Cwlth) between Australand Holdings Limited (ABN 12 008 443 696) and each AHL Shareholder

1 Preliminary

1.1 Incorporation of AHL

AHL is a public company incorporated in Australia and has its registered office at Level 3, 1C Homebush Bay Drive, Rhodes, NSW, 2138.

1.2 Share capital of AHL

As at 11 August 2005, there are:

(a) 872,870,322 AHL Shares; and

(b) 2,173,250 APG Options,

on issue.

1.3 Current quotation of AHL securities

AHL is a company admitted to the ASX and SGX official list. AHL Shares were Stapled to APT Units under a scheme of arrangement on 19 November 2003 and together, are quoted on the stock market conducted by ASX and SGX as APG Stapled Securities.

1.4 Agreement by parties to implement Share Scheme

The Parties have agreed by executing and delivering the Implementation Deed to implement this Share Scheme, and the steps contemplated to follow the implementation of this Share Scheme, to the extent those steps are required to be implemented by each of them.

2 Conditions precedent

2.1 Conditions precedent

The conditions precedent to this Share Scheme are:

a) AHL, APL and AWIL receiving on terms acceptable to them, as the case may be:

   (i) from ASX and ASIC, all waivers from the Listing Rules or relief from the provisions of the Corporations Act which are required for the implementation of the Share Scheme; and

   (ii) from third parties, all other approvals which are required for the implementation of the Share Scheme or Merger Proposal;

b) the approval by ASX and SGX of the admission of AWPT4 and/or AWPT5 to the ASX and SGX official list, and AHL Shares, APT Units and AWPT4 Units and/or AWPT5 Units being approved for official quotation by ASX and SGX as part of a New Stapled Security, conditional only on:

   (i) AHL, APL and AWIL providing to ASX the information required by Appendix 1A of the Listing Rules; and

   (ii) the issue of Restructured AWPT4 Units and Restructured AWPT5 Units;

c) no Regulatory Authority or judicial entity or authority taking any action or making any preliminary or final order or decree (or commencing or threatening to do so) which restrains or prohibits the implementation of the Share Scheme or Merger Proposal;

d) the Share Scheme Resolution being passed;

e) the AHL Resolutions being passed;

f) the APT Resolutions being passed;

g) the AWPT4 Resolutions being passed and/or the AWPT5 Resolutions being passed;

h) amendment of the AHL Constitution in the terms contemplated in the AHL Resolutions;

i) amendment of the APT Constitution in the terms contemplated in the APT Resolutions in the manner required by section 601GC of the Corporations Act;

j) if the AWPT4 Resolutions are passed, amendment of the AWPT4 Constitution in the terms contemplated in the AWPT4 Resolutions in the manner required by section 601GC of the Corporations Act;

k) if the AWPT5 Resolutions are passed, amendment of the AWPT5 Constitution in the terms contemplated in the AWPT5 Resolutions in the manner required by section 601GC of the Corporations Act;

l) the Court approving this Share Scheme under section 411(4)(b) of the Corporations Act; and

m) the Court giving judicial advice to APL in the terms set out in clause ~~3.2(b) and clause 3.3~~ 3.4 of the Implementation Deed;

n) the Court giving judicial advice to AWIL in the terms set out in clause 4.2(a)(iii) and clause 4.3 of the Implementation Deed (but this condition ceases to apply if the AWPT4 Resolutions are not passed);

o) the Court giving judicial advice to AWIL in the terms set out in clause 4.2(b)(iii) and clause 4.3 of the Implementation Deed (but this condition ceases to apply if the AWPT5 Resolutions are not passed);

p) one of the following events occurs:

   (i) a notice in writing is issued by or on behalf of the Treasurer of the Commonwealth of Australia stating that the Commonwealth Government does not object to the Merger Proposal; or

   (ii) the Treasurer of the Commonwealth of Australia is or becomes precluded from making an order in respect of the Merger Proposal under the Foreign Acquisitions and Takeovers Act 1975 (Cth); and

q) the Implementation Deed not having been terminated prior to the Court making the Court Order.

2.2 Effect of conditions precedent

If each condition precedent in clause 2.1 is not satisfied on or before the Second Court Date the provisions of this Share Scheme do not operate.

2.3 Certificate

Should the Court require, AHL will provide to the Court on or before the Second Court Date a certificate, or such other evidence as the Court requests, confirming whether or not the conditions precedent to this Share Scheme set out in clause 2.1 have been satisfied.

3 The Share Scheme

3.1 Lodgment of Court Orders with ASIC

AHL will lodge with ASIC an office copy of the Court Order in relation to this Share Scheme pursuant to section 411(4)(b) of the Corporations Act as soon as practicable after the making of the Court Order.

3.2 Sale Facility

If an AHL Shareholder is a Foreign Security Holder on the Stapling Record Date, then:

a) all of their AHL Shares comprising a part of their APG Stapled Securities and registered in their name on the Stapling Record Date will be transferred, without unstapling the AHL Shares from the APT Units, by AHL, on behalf of each such shareholder, to the Cashout Bank on the Stapling Record Date without the need for any further act by the shareholder (either in its capacity as AHL Shareholder or APT Unitholder). For the avoidance of doubt, the Cashout Bank will not be acting as a trustee, custodian, nominee or agent in respect of those shares (whether for the purpose of distributions to be paid on those shares or any sale or transfer of those shares or otherwise);

b) each AHL Shareholder who is a Foreign Security Holder on the Stapling Record Date consents to that AHL Shareholder's APT Units comprising the corresponding part of the APG Stapled Securities referred to in clause 3.2(a) above being transferred to the Cashout Bank by AHL on behalf of each such shareholder without the need for any further act by the shareholder (either in its capacity as AHL Shareholder or APT Unitholder); and

c) AHL must procure:

   (i) as soon as reasonably practicable after the Implementation Date, the sale by the Cashout Bank of New Stapled Securities it holds as a consequence of acquiring the APG Stapled Securities from Foreign Security Holders pursuant to this clause 3.2 under the Sale Facility; and

   (ii) within 30 days of the Implementation Date, the payment of the Relevant Sale Facility Price to the Foreign Security Holder in consideration for the APG Stapled Securities transferred to the Cashout Bank on behalf of that Foreign Security Holder.

3.3 Dividend to AHL Shareholders

On the Implementation Date, AHL must pay a dividend of $0.01 per AHL Share. That dividend is to be applied by AHL on behalf of AHL Shareholders on the Stapling Record Date in applying for Restructured AWPT4 Units and/or Restructured AWPT5 Units as the case may be in accordance with clause 3.4.

3.4 Application for Restructured AWPT4 Units and Restructured AWPT5 Units

Each AHL Shareholder on the Stapling Record Date authorises and directs AHL to, and AHL must, apply or procure the application by APL on behalf of that APG Security Holder, the proceeds of the dividend payable to that person by AHL under the Share Scheme together with the proceeds of the capital return under paragraph 2 of schedule 1 of the Implementation Deed, as follows:

b) if only the AWPT4 Merger Proposal is to be implemented, to AWIL in subscription for the number of Restructured AWPT4 Units equal to the number of APG Stapled Securities held by that APG Security Holder on the Stapling Record Date; or

c) if only the AWPT5 Merger Proposal is to be implemented, to AWIL in subscription for the number of Restructured AWPT5 Units equal to the number of APG Stapled Securities held by that APG Security Holder on the Stapling Recording Date,

and either AHL or APL may execute any required application forms as agent and attorney for the AHL Shareholder, to become a member of either or both AWPT4 or AWPT5 (as the case may be).

The parties acknowledge that a corresponding authorisation and direction is provided to APL under the APT Unitholder Arrangements with the intention that either APL or AHL may satisfy the obligations under this clause 3.4 and the corresponding obligation under the APT Unitholder Arrangements. These obligations are not intended to be satisfied more than once.

3.5 Issue of Restructured AWPT4 Units

If the AWPT4 Merger Proposal is to be implemented, on the Implementation Date and upon receipt by AWIL of:

a) an application by APL or AHL on behalf of AHL Shareholders for the allotment and issue of Restructured AWPT4 Units at an issue price of $0.14746 each;

b) together with a cheque for the total issue price,

AHL must procure that AWIL:

c) allots and issues to each AHL Shareholder, the number of Restructured AWPT4 Units requested in the application under clause 3; and

d) enter in the AWPT4 Register the name and address of each AHL Shareholder as the holder of Restructured AWPT4 Units issued to it.

3.6 Issue of Restructured AWPT5 Units

If the AWPT5 Merger Proposal is to be implemented, on the Implementation Date and upon receipt by AWIL of:

a) an application by APL or AHL on behalf of AHL Shareholders, for the allotment and issue of Restructured AWPT5 Units at an issue price of $0.06405 each;

b) together with a cheque for the total issue price,

AHL must procure that AWIL:

c) allots and issues to each AHL Shareholder, the number of Restructured AWPT5 Units requested in the application under clause 3; and

d) enter in the AWPT5 Register the name and address of each AHL Shareholder as the holder of Restructured AWPT5 Units issued to it.

3.7 Delivery to AHL Shareholders

The obligation of AHL to procure that AWIL allots and issues the Restructured AWPT4 Units and/or Restructured AWPT5 Units, will be satisfied by APL or AHL dispatching or procuring to despatch to each AHL Shareholder concerned by pre-paid post to their address recorded in the APG Register at the Stapling Record Date, a holding statement in relation to that AHL Shareholder's entitlement to Restructured AWPT4 Units and Restructured AWPT5 Units. In the case of joint AHL Shareholders, the holding statement will be forwarded to the AHL Shareholder whose name appears first in the APG Register on the Stapling Record Date.

3.8 Agreement to be bound

From the time that the Share Scheme takes effect as a result of clause 3.1, each AHL Shareholder on the Stapling Record Date agrees that:

a) on and from the Implementation Date, if the AWPT4 Merger Proposal is implemented, it will be a holder of AWPT4 Units and will be bound by the provisions of the AWPT4 Constitution;

b) on and from the Implementation Date, if the AWPT5 Merger Proposal is implemented, it will be a holder of AWPT5 Units and will be bound by the provisions of the AWPT5 Constitution;

c) from the first trading day after the Effective Date, AHL Shares may only be transferred if there is a simultaneous transfer of the same number of APT Units and, if the AWPT4 Merger Proposal is implemented, AWPT4 Units, and if the AWPT5 Merger Proposal is implemented, AWPT5 Units, to the same transferee in accordance with the AHL Constitution.

4 Entitlement to participate and dealings in AHL Shares

4.1 Entitlement to participate

Each person who is an AHL Shareholder on the Stapling Record Date, and only those AHL Shareholders, will be entitled to participate in this Share Scheme.

4.2 Recognised dealings

For the purposes of determining who is an AHL Shareholder on the Stapling Record Date:

a) dealings in APG Stapled Securities that occur on ASX or SGX on or before the close of business on the relevant exchange on the Effective Date will be recognised provided that:

   (i) in the case of dealings of the type effected using CHESS, the transferee is registered in the APG Register as holder of the relevant APG Stapled Securities by 7.00pm (Sydney time) or such other time as ASTC may determine on the Stapling Record Date; and

   (ii) in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before 5.00pm (Sydney time) on the Stapling Record Date at the place where the APG Register is kept;

b) for the purposes of clauses 3.3 to 3.6, on and from the Stapling Record Date:

   (i) the Cashout Bank will be deemed to be the holder of AHL Shares comprising a part of APG Stapled Securities that are sold and transferred to the Cashout Bank under clause 3.2 of this Share Scheme; and

   (ii) any holder of those AHL Shares which are to be transferred under clause 3.2 of this Share Scheme will be deemed to have ceased to be a holder of those AHL Shares.

4.3 AHL's obligation to register

AHL must register:

a) any transmission application or transfer received in accordance with clause 4.2(a)(ii); and

b) each APG Optionholder who exercises APG Options on or before the close of business on the Meeting Date as the holder of the AHL Shares issued on exercise of such APG Options,

in each case on or before the Stapling Record Date.

4.4 Transfer request received after Stapling Record Date

AHL is not bound to and will not accept for registration or recognise for any purpose any transmission application or transfer in respect of APG Stapled Securities referred to in clause 4.2(a)(ii) received after 5.00pm (Sydney time) on the Stapling Record Date nor any transfer or transmission in respect of a dealing in APG Stapled Securities that occurred on the ASX or SGX after the close of business on the Effective Date.

4.5 Maintaining the APG Register

For the purpose of determining entitlements to participate in this Share Scheme, AHL will, until the Restructured AWPT4 Units and/or Restructured AWPT5 Units have been issued under clauses 3.5 and 3.6 respectively, maintain the APG Register in accordance with the provisions of this clause 4 and entitlements to participate in this Share Scheme will be determined solely on the basis of the APG Register.

5 Actions regarding quotation of New Stapled Securities

5.1 Application for official quotation

AHL will and AHL must procure that APL and AWIL will, together with AHL, prior to the Effective Date, apply for official quotation of New Stapled Securities on ASX and SGX, such official quotation to be effective from the first trading day of each exchange after the Effective Date.

5.2 Suspension of trading in APG Stapled Securities

AHL will and AHL must procure that APL will together with AHL, apply prior to the Effective Date, for the suspension of trading on ASX and SGX of APG Stapled Securities to the extent that any AHL Share or APT Unit is traded or able to be traded on ASX or SGX as an APG Stapled Security without being Stapled to an AWPT4 Unit and/or AWPT5 Unit (as the case requires), such suspension to be effective from the commencement of trading on ASX or SGX (as applicable) on the first trading day of the relevant exchange after the Effective Date.

6 General provisions

6.1 AHL to act on behalf of AHL Shareholders

Each AHL Shareholder, without the need for any further act, appoints AHL and any of its directors or officers separately as its attorney and agent for the purposes of executing any document necessary or taking any other act necessary to give effect to this Share Scheme including, but not limited to:

a) applying for Restructured AWPT4 Units and agreeing to become a member of AWPT4;

b) applying for Restructured AWPT5 Units and agreeing to become a member of AWPT5;

c) executing a master share transfer form on behalf of all those persons who are Foreign Security Holders on the Stapling Record Date under which all AHL Shares and all APT Units held by such Foreign Security Holders will be transferred to the Cashout Bank;

d) consenting to the entry of the name and address of each AHL Shareholder (other than a Foreign Security Holder) in the AWPT4 Register in respect of the Restructured AWPT4 Units and/or in the AWPT5 Register in respect of the Restructured AWPT5 Units as relevant;

e) agreeing on behalf of each AHL Shareholder (other than a Foreign Security Holder) for that AHL Shareholder to be bound by the AWPT4 Constitution and/or the AWPT5 Constitution as relevant; and

f) executing on behalf of the AHL Shareholder an agreement in writing to be bound by the Replacement AHL Constitution as described in the APG Explanatory Memorandum, to the extent that it increases or imposes restrictions on the right to transfer the AHL Shares held by that AHL Shareholder at the date of the alteration and in this regard AHL may execute one such agreement on behalf of all AHL Shareholders. In the absence of execution of any agreement in writing, each AHL Shareholder agrees that this Share Scheme constitutes their agreement in writing.

6.2 Further assurances

AHL will execute documents and do all things and acts necessary or expedient in order to implement the Share Scheme.

6.3 Authority of AHL

Each AHL Shareholder consents to AHL doing all things necessary or expedient for or incidental to the implementation of this Share Scheme.

6.4 Share Scheme binding

This Share Scheme binds AHL and all AHL Shareholders from time to time (including those who do not attend the Share Scheme Meeting to approve the Share Scheme or do not vote at that meeting or who vote against the Share Scheme).

6.5 Notices

Where a notice, transfer, transmission application or other communication referred to in this Share Scheme is sent by post to AHL, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at AHL's registered office or the Registry as the case may be.

6.6 Alterations and conditions

AHL may, with the consent of APT and AWIL, by its counsel, consent on behalf of all persons concerned to any modification of or amendment to the Share Scheme which the Court thinks fit to impose.

6.7 End date

This Share Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 30 November 2005, or such later date approved by AHL, APL and AWIL and announced on ASX on or before that day.

6.8 Notifications

Except for an AHL Shareholder's tax file number, any instruction or notification between an AHL Shareholder and AHL relating to AHL Shares at the Stapling Record Date (including, without limitation, any instruction relating to the payment of dividends or to communications from AHL) will from the Implementation Date be deemed to be a similar instruction or notification to AWIL in respect of AWPT4 Units and AWPT5 Units issued to AHL Shareholders until that instruction or notification is revoked or amended in writing and addressed to AHL or AWIL. An AHL Shareholder's tax file number will be notified by AHL to AWIL and may be used by AWIL where permitted by law or a regulatory authority.

6.9 Governing Law

The governing law of this Share Scheme is the law in force in the State of New South Wales.

7 Definitions and interpretation

7.1 Definitions

In this Share Scheme, unless the context otherwise requires:

AHL means Australand Holdings Limited (ABN 12 008 443 696).

AHL Constitution means the constitution of AHL (as amended from time to time).

AHL Constitution Replacement means the replacement AHL Constitution.

AHL General Meeting means a general meeting of AHL Shareholders convened by AHL to vote on whether to approve the AHL Resolutions.

AHL Resolutions means the resolutions of AHL Shareholders to approve the Merger Proposal, the AHL Constitution Replacement, the Stapling of AWPT4 Units and/or AWPT5 Units to APG Stapled Securities and the making of the Stapling Deed.

AHL Share means a fully paid ordinary share in AHL.

AHL Shareholder means a person registered as the holder of an AHL Share.

APG Explanatory Memorandum means the booklet issued by AHL, APL and AWIL to APG Security Holders relating to the Merger Proposal including the Share Scheme Explanatory Statement, AHL Explanatory Statement, APT Explanatory Statement, AWPT4 PDS and AWPT5 PDS notices of meeting and proxy forms relating to the Share Scheme Meeting, AHL General Meeting and APT Members Meeting and other information (including supplementary information) relating to the Merger Proposal.

APG Option means an option granted to a director or employee of AHL, by AHL to acquire AHL Shares and by APL to acquire APT Units.

APG Optionholder means a holder of an APG Option.

APG Register means the register of APG Security Holders maintained by AHL and APL in accordance with section 169 of the Corporations Act.

APG Security Holder means a person registered as the holder of APG Stapled Securities.

APG Stapled Security means an AHL Share and an APT Unit which are jointly quoted on ASX and SGX under the name of Australand Property Group, prior to the Implementation Date.

APL means Australand Property Limited (ABN 90 105 462 137).

APT means Australand Property Trust (ARSN 106 680 424).

APT Constitution means the constitution of APT dated 14 September 2003 (as amended from time to time).

APT Member means an APT Unitholder and the holder of an APG Option.

APT Members Meeting means the general meeting of APT Members convened by APL to vote on whether to approve the APT Resolutions.

APT Resolutions means the resolutions of members of APT to approve the Merger Proposal and the APT Supplemental Deed Poll.

APT Supplemental Deed Poll means the deed poll under which APL will amend the APT Constitution in the form, or substantially the form, of Annexure B of the Implementation Deed.

APT Unit means a fully paid ordinary unit in APT.

APT Unitholder means a person registered as the holder of an APT Unit.

APT Unitholder Arrangements means the arrangements set out in Schedule 1 of the Implementation Deed.

ASIC means the Australian Securities and Investments Commission or any replacement or successor authority.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 48 008 504 532).

ASX means Australian Stock Exchange Limited or the market operated by it, as the context requires.

AWIL means Australand Wholesale Investments Limited (ABN 12 086 673 092).

AWPT4 means Australand Wholesale Property Trust No. 4 (ARSN 108 254 413).

AWPT4 Constitution means the constitution of AWPT4 dated 30 September 2002 (as amended from time to time).

AWPT4 Merger Proposal means the arrangement by which APG Security Holders will acquire Restructured AWPT4 Units and, depending on the outcome of the AWPT5 Merger Proposal, Restructured AWPT5 Units, are Stapled to each other as provided for in the Share Scheme, APT Unitholder Arrangements, AWPT4 Unitholder Arrangements and AWPT5 Unitholder Arrangements, following which they will trade together on ASX and SGX as a single New Stapled Security.

AWPT4 PDS means the product disclosure statement required under Part 7.9 of the Corporations Act for the issue of Restructured AWPT4 Units under the AWPT4 Merger Proposal.

AWPT4 Register means the register of AWPT4 Unitholders maintained by AWIL in accordance with section 169 of the Corporations Act.

AWPT4 Resolutions means the resolutions of AWPT4 Unitholders to approve the AWPT4 Merger Proposal and the AWPT4 Supplemental Deed Poll.

AWPT4 Subdivision Number means the number determined as follows (rounded to five decimal places):

$$SN4 = \frac{Z}{X - Y}$$

Where:

SN4	=	AWPT4 Subdivision Number
X	=	Number of AWPT4 Units on issue on the Stapling Record Date
Y	=	Number of AWPT4 Units held by Cross-holders on the Stapling Record Date
Z	=	Number of APG Stapled Securities on issue on the Stapling Record Date

AWPT4 Supplemental Deed Poll means the deed poll under which AWIL will amend the AWPT4 Constitution in the form, or substantially the form, of Annexure C of the Implementation Deed.

AWPT4 Unit means a fully paid ordinary unit in AWPT4, whether an Existing AWPT4 Unit or a Restructured AWPT4 Unit.

AWPT4 Unitholder Arrangements means the arrangements set out in Schedule 2 of the Implementation Deed.

AWPT4 Unitholders Meeting means the general meeting of AWPT4 Unitholders convened by AWIL to vote on whether to approve the AWPT4 Resolutions.

AWPT4 Unitholder means the registered holder of an AWPT4 Unit.

AWPT5 means Australand Wholesale Property Trust No. 5 (ARSN 108 254 771).

AWPT5 Constitution means the constitution of AWPT5 dated 19 October 2003 (as amended from time to time).

AWPT5 Merger Proposal means the arrangement by which APG Security Holders will acquire Restructured AWPT5 Units and, depending on the outcome of the AWPT4 Merger Proposal, Restructured AWPT4 Units, are Stapled to each other as provided for in the Share Scheme, APT Unitholder Arrangements, AWPT5 Unitholder Arrangements and AWPT4 Unitholder Arrangements, following which they will trade together on ASX and SGX as a single New Stapled Security.

AWPT5 PDS means the product disclosure statement required under Part 7.9 of the Corporations Act for the issue of Restructured AWPT5 Units under the AWPT5 Merger Proposal.

AWPT5 Register means the register of AWPT5 Unitholders maintained by AWIL in accordance with section 169 of the Corporations Act.

AWPT5 Resolutions means the resolutions of AWPT5 Unitholders to approve the AWPT5 Merger Proposal and the AWPT5 Supplemental Deed Poll.

AWPT5 Subdivision Number means the number determined as follows (rounded to five decimal places):

$$SN5 = \frac{Z}{X - Y}$$

Where:

SN5	=	AWPT5 Subdivision Number
X	=	Number of AWPT5 Units on issue on the Stapling Record Date
Y	=	Number of AWPT5 Units held by Cross-holders on the Stapling Record Date
Z	=	Number of APG Stapled Securities on issue on the Stapling Record Date

AWPT5 Supplemental Deed Poll means the deed poll under which AWIL will amend the AWPT5 Constitution in the form, or substantially the form, of Annexure D of the Implementation Deed.

AWPT5 Unit means a fully paid ordinary unit in AWPT5, whether an Existing AWPT5 Unit or a Restructured AWPT5 Unit.

AWPT5 Unitholder means the registered holder of an AWPT5 Unit.

AWPT5 Unitholder Arrangements means the arrangements set out in Schedule 3 of the Implementation Deed.

AWPT5 Unitholders Meeting means the general meeting of AWPT5 Unitholders convened by AWIL to vote on whether to approve the AWPT5 Resolutions.

Business Day has the meaning given to that term in the Listing Rules.

Cashout Bank means UBS AG, Australia Branch, or such other entity appointed by AHL and APL as the cashout bank.

CHESS means ASX's Clearing House Electronic Sub-Register System which provides the central register for electronic transfer of share ownership.

Corporations Act means the Corporations Act 2001 (Cwlth).

Court means the Supreme Court of New South Wales.

Court Order means the order of the Court approving the Share Scheme under section 411(4)(b) of the Corporations Act.

Cross-holder means any of AHL, APT or their controlled entities.

Effective Date means the date on which an office copy of the Court Order is lodged with ASIC.

Existing AWPT4 Unit means a fully paid up unit in the issued capital of AWPT4, prior to the Implementation Date.

Existing AWPT5 Unit means a fully paid up unit in the issued capital of AWPT5, prior to the Implementation Date.

Foreign Security Holder means an APG Stapled Security Holder who is a citizen or resident of a jurisdiction outside Australia, New Zealand and Singapore or who is located in or whose address in the APG Register is a place outside Australia, New Zealand and Singapore and their respective external territories, unless AWIL (in consultation with AHL and APL,) is satisfied before the Effective Date that it is not precluded from lawfully issuing securities in AWPT4 or AWPT5 to the APG Stapled Security Holder either unconditionally or after compliance with conditions which AWIL's board (as may be applicable), regards as acceptable and not unduly onerous.

Implementation Date means the Business Day after the Stapling Record Date, or such other date agreed by the parties prior to the Stapling Record Date.

Implementation Deed means the deed so entitled, between AHL, APL as responsible entity for APT and AWIL as responsible entity for AWPT4 and AWPT5, dated 27 July 2005, as amended from time to time.

Listing Rules means the listing rules of ASX, each as amended or replaced from time to time except to the extent of any express written waiver by ASX.

MAS means the Monetary Authority of Singapore.

Meeting Date means the date on which the Share Scheme Meeting, the AHL General Meeting, the APT Members Meeting, the AWPT4 Unitholders Meeting and the AWPT5 Unitholders Meeting is held.

Merger Proposal means the AWPT4 Merger Proposal and the AWPT5 Merger Proposal.

New Stapled Security means an AHL Share, an APT Unit and, if the AWPT4 Merger Proposal is implemented, a Restructured AWPT4 Unit, and if the AWPT5 Merger Proposal is implemented, a Restructured AWPT5 Unit, which are Stapled together and registered in the name of a person.

Parties means the parties to the Implementation Deed.

Registry means Computershare Investor Services Pty Limited.

Regulatory Authority means ASIC, ASX, SGX, MAS or any other governmental or regulatory authority.

Relevant Sale Facility Price means in relation to the APG Stapled Securities of a Foreign Security Holder which are sold under the Sale Facility, an amount equal to the Sale Price multiplied by the number of APG Stapled Securities belonging to that Foreign Security Holder which were transferred to the Cashout Bank.

Restructured AWPT4 Unit means an AWPT4 Unit after the conversion of each Existing AWPT4 Unit into the AWPT4 Subdivision Number of AWPT4 Units under the AWPT4 Unitholder Arrangements.

Restructured AWPT5 Unit means an AWPT5 Unit after the conversion of each Existing AWPT5 Unit into the AWPT5 Subdivision Number of AWPT5 Units under the AWPT5 Unitholder Arrangements.

Sale Facility means the arrangements which AHL and APL have put in place in order to facilitate the sale of certain Foreign Security Holders' interests in AHL and APT.

Sale Price means the average price (net of transaction costs) at which New Stapled Securities held by the Cashout Bank are sold under the Sale Facility.

Second Court Date means the date that the Court makes the Court Order approving the Share Scheme or dismissing AHL's request for approval.

SGX means Singapore Stock Exchange.

Share Scheme means the scheme of arrangement between AHL and each AHL Shareholder pursuant to section 411 of the Corporations Act together with any amendments and modifications made by the Court under section 411(6) of the Corporations Act.

Share Scheme Explanatory Statement means the information in the explanatory statement required under Part 5.1 of the Corporations Act relating to the Share Scheme.

Share Scheme Meeting means the meeting of AHL Shareholders ordered to be convened by the Court under section 411(1) of the Corporations Act, to consider and, if thought fit, approve the Share Scheme.

Share Scheme Resolution means the resolution to approve the Share Scheme.

Staple means the linking together of an AHL Share, an APT Unit and, if AWPT4 Merger Proposal is implemented, a Restructured AWPT4 Unit, and, if the AWPT5 Merger Proposal is implemented, a Restructured AWPT5 Unit so that one may not be transferred or

otherwise dealt with without the other and which are quoted on ASX and SGX jointly as a "Stapled Security" or such other term as ASX or SGX permits.

Stapling Deed means the document titled "Stapling Deed" dated on or about the date of the Second Court Date between AHL, APL in its capacity as responsible entity for APT and AWIL in its capacity as responsible entity for AWPT4 and AWPT5 in the form, or substantially the form, of Annexure F of the Implementation Deed.

Stapling Record Date means 7.00pm (Sydney time) on the fifth Business Day following the Trading Cessation Date, or such other date agreed between the parties on or prior to the fourth Business Day following the Trading Cessation Date and permitted by ASX on or prior to that day.

Trading Cessation Date means the day, on or after the Effective Date, which is announced on ASX as the last day for trading in APG Stapled Securities.

7.2 Corporations Act definitions

Unless otherwise specified in this Share Scheme, terms defined in the Corporations Act are used in this Share Scheme with the same defined meanings.

7.3 Interpretation

In this Share Scheme, unless the context otherwise requires:

a) headings and bold type are for convenience only and do not affect the interpretation of this Share Scheme;

b) words importing the singular include the plural and vice versa;

c) words importing a gender include any gender;

d) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

e) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate or any government agency;

f) a reference to a clause is a reference to a clause of this Share Scheme;

g) a reference to a statute, ordinance, code or other law or rule includes regulations and other instruments under it and consolidation, amendments, re-enactments or replacement;

h) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

i) the word person includes a firm, body corporate, a partnership, a joint venture, an unincorporated body or association, or any government agency;

j) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

k) the words "include", "including", "for example" or "such as" are not used as, nor are they to be interpreted as, words of limitation, and, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

l) if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

m) a reference to a holder includes a joint holder.

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	05-Oct-2005 17:35:56
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "Listing of Units of AWPT4 and AWPT5 on the Singapore Exchange Securities Trading Limited"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.
Attachments:	SGXannouncement5Oct05.doc.pdf Total size = **53K** (2048K size limit recommended)

Close Window

82 - 4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

5 October 2005

Dear Security Holder,

Listing of Units of AWPT4 and AWPT5 on the Singapore Exchange Securities Trading Limited ("SGX-ST")

1. Introduction

On 18 August 2005 2005, an announcement was issued by Australand Property Group ("**Australand**") in relation to, *inter alia*, a proposal to merge with Australand Wholesale Property Trust No.4 ("**AWPT4**") and Australand Wholesale Property Trust No.5 ("**AWPT5**") (the "**Merger Proposal**"). This involves the stapling of existing shares in Australand Holdings Limited and units in Australand Property Trust (the "**APG Stapled Securities**") to new units in AWPT4 and AWPT5. Subsequent to this announcement, a further announcement was issued by Australand on 19 August 2005 in relation to, *inter alia*, the despatch of the Explanatory Memorandum and Notices of Meetings in connection with the Merger Proposal.

Meetings of the security holders of Australand were convened on 27 September 2005 pursuant to an order of the Supreme Court of New South Wales at which the requisite security holder approvals in connection with the Merger Proposal were obtained. Approval of the Supreme Court of New South Wales for the Merger Proposal was also obtained at a court hearing on 29 September 2005.

New Stapled Securities (comprising of one share in Australand Holdings Limited and one unit in each of Australand Property Trust, AWPT4 and AWPT5, respectively) (the "**New Stapled Securities**") are expected to commence trading on a deferred settlement basis on 5 October 2005 on both the Australian Stock Exchange Limited ("**ASX**") and SGX-ST.

2. Listing

In connection with the Merger Proposal, applications have been made to:

(a) the ASX for the listing of AWPT4 and AWPT5 and the quotation of units in AWPT4 and AWPT5 with APG Stapled Securities as New Stapled Securities on ASX; and

(b) SGX-ST for the listing and quotation of units of AWPT4 and AWPT5 with APG Stapled Securities as New Stapled Securities on the SGX-ST.

AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)
AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137; AFS LICENCE NO. 231130) AS THE RESPONSIBLE ENTITY OF
AUSTRALAND PROPERTY TRUST (ARSN 106 680 424)
LEVEL 3, 1C HOMEBUSH BAY DRIVE, RHODES NSW 2138
www.australand.com.au

The SGX-ST has approved in principle the proposed listing and quotation of 872,965,072 units in each of AWPT4 and AWPT5 on the Mainboard of the SGX-ST. The SGX-ST's in principle approval is not an indication of the merits of APG or the New Stapled Securities. The SGX-ST assumes no responsibility for the correctness of any of the statements or opinions contained in this Letter.

The ASX will be the principal stock exchange on which the units in AWPT4 and AWPT5 will be listed (in the form of New Stapled Securities). SGX-ST will be the secondary stock exchange on which the units in AWPT4 and AWPT5 will be listed (in the form of New Stapled Securities).

This Letter has been issued to you as a security holder holding APG Stapled Securities through The Central Depository (Pte) Limited ("**CDP**") in connection with the listing of units in each of AWPT4 and AWPT5 (in the form of New Stapled Securities) on the Mainboard of SGX-ST (the "**Listing**").

In connection with the Listing, a summary of CDP's procedures in connection with the clearance and settlement of the New Stapled Securities is provided in the attachment herein.

There is no offering of any of the units of AWPT4, units of AWPT5 and/or New Stapled Securities in connection with the Listing in Singapore or elsewhere and you should not take the Listing or this Letter to be an offer of, or an invitation to purchase, any of the units of AWPT4, units of AWPT5 and/or New Stapled Securities. This Letter does not constitute a prospectus under the laws of Singapore and we have accordingly not lodged or registered this Letter with the Monetary Authority of Singapore.

If you have any questions, please contact our Company Secretary, Mr. Phil Mackey, by phone on +61 2 9767 2000 or by email at pmackey@australand.com.au.

Yours sincerely

Brendan Crotty
Managing Director

Attachment

Clearance and Settlement Procedures in Singapore

For the purposes of the following, the term "Depository Agent" shall have the meaning ascribed to it in Section 130A of the Companies Act, Chapter 50 of Singapore and the term "Market Day" means a day on which the ASX (as defined below) or, as the case may be, the SGX-ST (as defined below) is open for trading in securities.

Singapore Exchange Securities Trading Limited ("**SGX-ST**") has issued its in principle approval for the listing and quotation of units in each of Australand Wholesale Property Trust No. 4 ("**AWPT4**") and Australand Wholesale Property Trust No. 5 ("**AWPT5**") (in the form of New Stapled Securities) on the Main Board of SGX-ST. For the purpose of trading on SGX-ST, a board lot for the New Stapled Securities will comprise 1000 Ordinary Shares, 1000 APT Units, 1000 AWPT4 Units and 1000 AWPT5 Units. Upon listing and quotation of units in each of AWPT4 and AWPT5 on SGX-ST, the New Stapled Securities which are in the system of The Central Depository (Pte) Limited ("**CDP**") will be held by CDP. All dealings in, and transactions of, the New Stapled Securities in Singapore must be effected for settlement through the computerised book-entry (scripless) settlement system of CDP. Settlement of dealings through the CDP system may be effected only by security holders who have their own Securities Account with CDP or Depository Agents and shall be made in accordance with the Terms and Conditions for Operation of Securities Account with CDP. Security holders who wish to trade in the New Stapled Securities on SGX-ST must open a Securities Account with CDP or a sub-account with a Depository Agent

CDP, a wholly-owned subsidiary of Singapore Exchange Limited, is incorporated under the laws of Singapore and acts as a depository and clearing organisation. CDP holds securities for its accountholders and facilitates the clearance and settlement of securities transactions between accountholders through electronic book-entry changes in the securities accounts maintained by such accountholders with CDP.

Transactions in the New Stapled Securities under the book-entry settlement system will be reflected by the seller's Securities Account being debited with the number of New Stapled Securities sold and the buyer's Securities Account being credited with the number of New Stapled Securities acquired. No Singapore transfer stamp duty is currently payable for New Stapled Securities that are settled on a book-entry basis.

A Singapore clearing fee for trades in New Stapled Securities on SGX-ST is payable at the rate of 0.05 per cent of the transaction value, subject to a maximum of A$217 per transaction. The clearing fee, instrument of transfer deposit fee and share withdrawal fee may be subject to GST of 5 per cent.

Dealings in New Stapled Securities will be carried out in Australian dollars and will be effected for settlement in CDP on a scripless basis. Settlement of trades on a normal "ready" basis on SGX-ST generally takes place on the third Market Day following the transaction date, and payment for the securities is generally settled on the following day. CDP holds securities on behalf of investors in Securities Accounts. An investor may open a direct account with CDP or a sub-account with a depository agent. A depository agent may be a member company of SGX-ST, bank or merchant bank.

Ongoing Transfer Procedures

The New Stapled Securities will be traded on the Australian Stock Exchange Limited ("**ASX**") and SGX-ST. The register of security holders will be maintained in Australia by Computershare Investor Services Pty Limited ("**Computershare**").

In Australia, Australand Property Group ("**APG**") has been admitted to participate in the Clearing House Electronic Sub-register System ("**CHESS**") in accordance with the listing rules of the ASX and the business rules of the ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532) (as the Securities Clearing House under the Corporations Act 2001 (Cth)) ("**SCH**"). Security holders who wish to trade on the ASX in Australia must hold their New Stapled Securities either on the CHESS sub-register (which is maintained by SCH on behalf of APG) under the sponsorship of a broker or non-broker participant, or on the issuer-sponsored sub-register (which is maintained by Computershare on behalf of APG). The two sub-registers together make up the Australian register of securities of APG.

New Stapled Securities which are in the CDP for trading on SGX-ST will be held by CDP under the issuer-sponsored sub-register which is maintained by Computershare on behalf of APG.

The procedures required for transferring New Stapled Securities from Australia to CDP (Singapore) to facilitate trading on SGX-ST and from CDP (Singapore) to Australia to facilitate trading on ASX are as follows:

1. *Transfer of New Stapled Securities into CDP for Trading on SGX-ST*

   Security holders whose New Stapled Securities are held outside CDP and wish to trade in New Stapled Securities on SGX-ST must first arrange for their New Stapled Securities to be transferred into the name of CDP's nominee for crediting to their own Securities Account or sub-account with a Depository Agent.

   To deposit the New Stapled Securities into the CDP system, security holders of APG may either lodge with CDP directly in Singapore or with Computershare in Australia:

   (a) a duly executed Australian transfer form

   (b) a duly executed CDP transfer form CDP 37A.4; and

   (c) cross transfer payment for the CDP transfer fee (which is presently S$10 per transfer request plus the applicable GST) if you lodge with CDP. If you lodge with the share registrar in Australia, the above relevant documents, together with cross transfer payment for CDP (which is presently A$10) by a banker's draft made payable to Computershare.

   In the case of security holders whose New Stapled Securities are registered on the Australian CHESS sub-register, they must first arrange with their sponsoring broker or non-broker participant to have their security holding converted to an issuer sponsored holding.

   Upon confirmation from Computershare that the transfer of the relevant New Stapled Securities has been effected, CDP will credit such New Stapled Securities into the

A minimum of five Market Days (being a day on which the ASX, or as the case may be, SGX-ST is open for trading in securities) would normally be required for the transfer of New Stapled Securities to, and registration of New Stapled Securities in the name of, the CDP's nominee. Security holders should ensure that the New Stapled Securities to be traded on SGX-ST are credited to their direct Securities Account or securities sub-account with Depository Agents before dealing in the New Stapled Securities since no assurance can be given that the New Stapled Securities can be transferred to CDP in time for settlement, if the transfer is effected following a dealing. If settlement cannot be effected following a dealing have been effected on SGX-ST, by reason of there being no New Stapled Securities or insufficient New Stapled Securities credited to the seller's Securities Account or sub-account with a Depository Agent with CDP, SGX-ST will buy-in against the seller in accordance with the bye-laws of SGX-ST.

2. *Transfer of New Stapled Securities out of CDP for Trading on the ASX*

Security holders whose New Stapled Securities are held by CDP in the CDP system, and who wish to transfer their New Stapled Securities out of the CDP system in order to trade in their New Stapled Securities on the ASX, should request, or instruct their Depository Agents on their behalf to request, transfer of the relevant New Stapled Securities out of the CDP.

To transfer the New Stapled Securities out of the CDP system, security holders, or, if appropriate, their Depository Agents must lodge with CDP directly in Singapore:

(a) a duly executed Australian transfer form;

(b) a duly executed CDP transfer form CDP 37B.4; and

(c) cross transfer payment for CDP (which is presently S$10 per transfer request and the applicable GST) if you lodge with CDP.

CDP will then process the CDP transfer form and debit the relevant number of New Stapled Securities from the direct Securities Account or securities sub-account specified in the CDP transfer form. CDP will also instruct Computershare to arrange for the transfer of such New Stapled Securities from CDP's nominee to the relevant security holder as specified in the CDP transfer form.

A minimum of nine Market Days would normally be required for the transfer of New Stapled Securities to, and registration of New Stapled Securities in the name of, the relevant security holder.

An issuer-sponsored holding statement will be provided to the security holder by Computershare. Security holders who wish to transfer their New Stapled Securities to the CHESS sub-register should arrange with their sponsoring broker or non-broker participant to have their security holdings converted to that sub-register.

Security holders who elect to hold their New Stapled Securities on the issuer-sponsored sub-register or on the CHESS sub-register will be issued a holding statement (whether issued by Computershare on behalf of APG or by SCH) that confirms the number of New Stapled Securities transferred and details of the security holder's Holder Identification Number in the case of a holding on the CHESS sub-register or Security holder Reference Number in the case of a holding on the issuer-sponsored sub-register.

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Oct-2005 18:52:55
Announcement No.	00080

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "(1) Results of Extraordinary General Meeting held on 6 October 2005 and confirmation of the Preferential Offering Books Closure Date; and (2) Date of release of 3rd quarter 2005 financial results."
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CMTML.annc.EGM_result.6Oct05.pdf CMTML.annc.3Q05.6Oct05.pdf Total size = **133K** (2048K size limit recommended)

Close Window

82 - 4507

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 6 OCTOBER 2005 AND CONFIRMATION OF THE PREFERENTIAL OFFERING BOOKS CLOSURE DATE

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), is pleased to announce that at the Extraordinary General Meeting of the unitholders of CMT held on 6 October 2005 ("**EGM**"), all of the three resolutions as set out in the CMT Notice of EGM dated 16 September 2005 relating to; (i) the proposed acquisition of Parco Bugis Junction, the retail component within the integrated mixed development of Bugis Junction located at 200 Victoria Street, Singapore 188021, as well as the plant and equipment located at the property and certain fixed assets, (ii) the proposed equity fund raising (including a preferential offering) in connection therewith and (iii) the proposed amendment to the trust deed constituting CMT (as amended) for the purpose of facilitating the use of special purpose vehicles by CMT to hold investments, were duly passed.

The Manager is pleased to confirm that the Transfer Books and Register of Unitholders of CMT will be closed on **14 October 2005** at **5.00 p.m.** (the "**Preferential Offering Books Closure Date**") for the purpose of determining the provisional allocation of Relevant Singapore Registered Unitholders[1] under the proposed preferential offering on a non-renounceable basis of one new unit in CMT ("**Unit**") for every 10 existing Units held as at the Preferential Offering Books Closure Date (fractions of a Unit to be disregarded) and subject to the Rounding Mechanism, as described in the circular dated 16 September 2005 issued by the Manager to unitholders of CMT.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary

Singapore
6 October 2005

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

---

1 Unitholders as the Preferential Offering Books Closure Date other than (a) those whose registered addresses with The Central Depository (Pte) Limited ("**CDP**") are outside Singapore and who have not, at least five market days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for

82 - 4507

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

DATE OF RELEASE OF 3rd QUARTER 2005 FINANCIAL RESULTS

CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("CMT"), wishes to announce that it will release CMT's financial results for the 3rd Quarter ended 30 September 2005 on Thursday, 13 October 2005.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
6 October 2005

82 - 4507

CapitaMall Trust

Extraordinary General Meeting



6 October 2005, 3pm

Important Notice

THIS PRESENTATION IS AVAILABLE ONLY TO PERSONS WHO ARE NON-U.S. PERSONS AND PERSONS WITH ADDRESSES OUTSIDE THE U.S., CANADA AND JAPAN

The information contained in this presentation is for information purposes only and does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaMall Trust ("CMT", and units in CMT, "Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The past performance of the Units and CapitaMall Trust Management Limited (the "Manager") is not indicative of the future performance of CMT and the Manager. Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CMT.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

A circular dated 16 September 2005 (the "Unitholders' Circular") setting out the details of the proposed equity fund raising and the proposed acquisition of Parco Bugis Junction, together with the notice of an extraordinary general meeting of the holders of Units ("Unitholders"), has been despatched to Unitholders. This presentation is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this presentation adopt the meanings in the Unitholders' Circular.

An offer information statement and a wrap-around document (together, the "Circular") in relation to the offer of new Units ("New Units") will also be made available if an offer is made subsequent to approval by the Unitholders for the acquisition of Parco Bugis Junction and the equity fund raising. Any such Circular is expected to be available and a copy may be obtained on request, subject to availability, from such underwriters as may be appointed for the equity fund raising. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts are based on a specified range of issue prices per Unit and on the Manager's assumptions as explained in the Unitholders' Circular. You are advised to read the Unitholders' Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Unitholders' Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Unitholders' Circular. The forecast financial performance of CMT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the Unitholders' Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

This presentation has been prepared by the Manager. The information in this presentation has not been independently verified. No representation, warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information and opinions in this presentation. None of the Manager or any of its agents or advisers, or any of their respective affiliates, advisers or representatives, shall have any liability (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation.

Important Notice

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED. This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action based on this document and may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.

THE NETHERLANDS. This presentation is being distributed only to, and is directed only at, persons who trade or invest in securities in the conduct of a profession or business (which include banks, securities firms, investment institutions, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) ("relevant persons"). It must not be acted on or relied on by, nor are the securities described herein available to, persons who are not relevant persons. This presentation contains certain tables and other statistical analyses (the "Statistical Information") which have been prepared by the Manager. Numerous assumptions were used in preparing the Statistical Information, which may or may not be reflected herein. As such, no assurance can be given as to the Statistical Information's accuracy, appropriateness or completeness in any particular context, nor as to whether the Statistical Information and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Statistical Information should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

SWITZERLAND. The Manager has prepared this presentation in its own name and responsibility. This presentation does not constitute a prospectus for the offering or listing of securities as defined in articles 652a or 1156 of the Swiss Code of Obligation and the Listing Rules of the SWX. This presentation may not be publicly distributed or otherwise made publicly available in Switzerland. This presentation may only be distributed, or otherwise made available in Switzerland to a limited number of individually selected and approached institutional investors with a professional treasury. None of the trust, the trustee, the Manager nor the Units have been registered with the Swiss Federal Banking Commission under the Swiss Investment Fund Act. Therefore, investors do not benefit from protection under the Swiss Investment Fund Act or supervision by the Swiss Federal Banking Commission.

UNITED KINGDOM. This document is not being distributed to, and must not be passed on to, or relied or acted upon by, the public in the United Kingdom. This document is for distribution in the United Kingdom only to persons to whom communications relating to unregulated collective investment schemes may lawfully be made, including persons who fall within the relevant categories of investors in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or the Financial Services Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001 (as applicable). Persons who do not fall within these categories of investor should not take any action upon this document. This document is not intended to be distributed or passed on, directly or indirectly, to any other class of persons. It is being supplied to you solely for your information and may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose.

UNITED STATES. Neither this presentation, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

By attending this presentation, you warrant that you are not a person to whom this presentation is not available. If you have gained access to the information in this presentation contrary to any of the foregoing restrictions, you are not authorised and will not be able to purchase any of the securities described in the Circular (if any).

82 - 4507

CapitaMall Trust

Summary Of Approvals Sought

82 - 4507

Resolutions

To seek unitholders' approval for:

- ☑ The Acquisition of Parco Bugis Junction as well as the plant and equipment located at the property and certain fixed assets *(Resolution 1 – Ordinary Resolution);*

- ☑ The issue of New Units so as to raise (i) gross proceeds from up to 172,700,000 New Units or (ii) S$406 million in gross proceeds, whichever is higher, for the purpose of the Equity Fund Raising *(Resolution 2 – Extraordinary Resolution);*

- ☑ Supplementing the Trust Deed with the SPV supplement for the purpose of facilitating the use of special purpose vehicles by CMT to hold investments *(Resolution 3 – Extraordinary Resolution).*

CapitaMall Trust

CapitaMall Trust

Resolution 1 – Ordinary Resolution

The Acquisition of Parco Bugis Junction

Acquisition of PBJ and the New Properties are Distribution Per Unit ("DPU") Accretive

Weighted Average Issue Price per Unit[2]	Forecast Period[1] (1 November- 31 December 2005)			Projection Year (Financial year ending 31 Dec 2006)		
	Existing Properties[3]	Existing Properties and Target Property[4] (% incr.[5])	Existing Properties, Target Property and New Properties (the "Entire Portfolio")[6] (% incr.[5])	Existing Properties[3]	Existing Properties and Target Property[4] (% incr.[5])	Existing Property, Target Property and New Properties (the "Entire Portfolio")[6] (% incr.[5])
S$2.35	10.13¢	10.43¢ (3.0%)	10.65¢ (5.1%)	10.28¢	10.70¢ (4.1%)	10.88¢ (5.8%)
S$2.40		10.46¢ (3.3%)	10.68¢ (5.4%)		10.73¢ (4.4%)	10.91¢ (6.1%)
S$2.45		10.48¢ (3.5%)	10.70¢ (5.6%)		10.76¢ (4.7%)	10.94¢ (6.4%)
S$2.50		10.51¢ (3.8%)	10.73¢ (5.9%)		10.78¢ (4.9%)	10.97¢ (6.7%)
S$2.55		10.54¢ (4.0%)	10.75¢ (6.1%)		10.81¢ (5.2%)	10.99¢ (6.9%)
S$2.60		10.56¢ (4.2%)	10.78¢ (6.4%)		10.83¢ (5.4%)	11.02¢ (7.2%)

Notes:

1 Annualised for the period 1 November – 31 December 2005

2 Weighted Average Issue Price Per Unit is the weighted average of the issue prices for the Preferential, ATM and Placement offerings

3 This amount of DPU is based on CMT's existing gearing of approximately 28.7% (this excludes the loans taken to finance the HP and SSC Acquisitions and the value of the HP and the SSC Acquisitions) and has not taken into account the higher aggregate valuation of S$2,530.0 million of the Existing Properties as at 21 July 2005. The previous aggregate valuation of the Existing Properties as of 1 Dec 2004, was approximately S$2,235.0 million

4 Assuming that the additional borrowings incurred by CMT (without taking into account the higher aggregate valuation of S$2,530.0 million of the Existing Properties as at July 2005) to part finance the Parco acquisition, increases CMT's gearing to approximately of 31.7%

5 Figures in (%) indicate the DPU increase over the DPU from the Existing Properties

6 Assuming that the additional borrowings incurred by CMT (taking into account the higher valuation of S$2,530.0 million of the Existing Properties as at 21 July 2005) to part finance the Parco Acquisition, part refinance the loans taken to finance the HP and SSC acquisitions and part finance the JEC acquisition, increases CMT's gearing to approximately 31.7%. Payment of the performance component of the asset management fee for the Target Property is paid for in the form of Units

CapitaMall Trust

Higher Distribution Yield

Weighted Average Issue Price per New Unit	Max. No. of New Units issued under the Equity Fund Raising[1]	Forecast Period 1 Nov 05 – 31 Dec 05 (annualised)			Projection Year Financial year ending 31 Dec 06		
		Existing Properties[2]	Entire Portfolio[3]	DPU Accretion	Existing Properties[2]	Entire Portfolio[3]	DPU Accretion
S$2.35	172.7 mil	4.31%	4.53%	5.10%	4.37%	4.63%	5.95%
S$2.40	169.1 mil	4.22%	4.45%	5.45%	4.28%	4.55%	6.31%
S$2.45	165.7 mil	4.13%	4.37%	5.81%	4.20%	4.47%	6.43%
S$2.50	162.4 mil	4.05%	4.29%	5.93%	4.11%	4.39%	6.81%
S$2.55	159.2 mil	3.97%	4.22%	6.30%	4.03%	4.31%	6.95%
S$2.60	156.1 mil	3.90%	4.15%	6.41%	3.95%	4.24%	7.34%

Notes:

1 The maximum number of New Units issued will vary according to the weighted average issue price per new unit and is calculated based on the assumption that the additional borrowings incurred by CMT (taking into account the higher aggregate valuation of S$2,530.0 million of the Existing Properties as at 21 July 2005) to, *inter alia*, part finance the Parco Acquisition, part refinance the loans taken to finance the HP and SSC acquisitions and part finance the JEC acquisition, increases CMT's gearing to approximately 31.7%

2 This figure is based on CMT's existing gearing of approximately 28.7% (excludes the loans drawn down to finance HP and SSC Acquisitions and the value of the HP and the SSC Acquisitions) and has not taken into account the higher aggregate valuation of S$2,530.0 million of the Existing Properties as at 21 July 2005

3 Assuming that the additional borrowings incurred by CMT (taking into account the higher valuation of S$2,530.0 million of the Existing Properties as at 21 July 2005) to inter alia, part finance the Parco Acquisition, part refinance the loans taken to finance the HP and SSC acquisitions and part finance the JEC acquisition, increases CMT's gearing to approximately 31.7%. Payment of the performance component of the asset management fee for the Target Property is paid for in the form of units

CapitaMall Trust

Higher DPU

- ✓ *Attractive property acquisition yield*
- ✓ *Efficient capital structure*

contributes to **Higher DPU**


Cents
11.0
10.5
10.0
9.5
9.0
Relative DPU growth 2.2%
Relative DPU growth 1.5%
0.22
0.30
10.13
10.65[1]
10.43
5.1%[2]
0.18
0.42
10.28
10.88[1]
10.70
5.8%[2]
Nov-Dec 2005 (annualised)
FY2006
Sources of DPU improvement:
Including the New Properties
Including the Target Property
Existing Properties

Notes:

1 Based on a weighted average issue price of S$2.35 and assuming that the additional borrowings incurred by CMT (taking into account the higher aggregate valuation of S$2,530.0 million of the Existing Properties as at 21 July 2005) to part finance the Parco Acquisition, part refinance the loans taken to finance the HP and SSC Acquisitions and part finance the JEC Acquisition, increases CMT's gearing to approximately 31.7%. Payment of the performance component of the asset management fee for the Target Property is also assumed to be made in the form of Units

2 Figure in (%) indicate the increase in DPU from the Entire Portfolio over the DPU from the Existing Properties

CapitaMall Trust

Benefiting from Yield Arbitrage Opportunity


6.0%
5.0%
4.0%
3.0%
2.0%
4.4%
3.1%
4.0%
5.3%
130 bps spread
Cost of equity[1]
Cost of debt[2]
Weighted Average Cost of Capital
Target Property Yield[3]

Notes:

1 Based on an annualised FY06 DPU of 10.28 cents for the existing property and illustrative unit price of S$2.35 per Unit

2 Based on CMT's existing gearing of approximately 28.7% (excluding the bridge loan taken to finance HP and SSC Acquisitions and not taking into account the higher aggregate valuation of the Existing Properties)

3 Based on Manager's forecasts for the financial year ending 31 Dec 2006, together with the accompanying assumptions in the Unitholders' Circular dated 16 September 2005, and total estimated Parco acquisition costs of S$588.1million

CapitaMall Trust

Greater Income Diversification

✓ ***Total net property income from any single property decreases from 29.8%[1] to no more than 23.5%[2]***


Existing Properties
TM 23.8%
Plaza Sing 29.8%
IMM 19.6%
Funan 9.6%
J8 17.2%
Existing Properties, PBJ and New Properties
TM 18.8%
IMM 15.5%
Plaza Sing 23.5%
J8 13.6%
Funan 7.5%
PBJ 15.7%
The New Properties 5.4%

Notes:

1 Prior to the acquisition of PBJ and the New Properties for the period 1 November 2005 to 31 December 2005

2 With the inclusion of the Target Property and the New Properties for the period 1 November 2005 to 31 December 2005

CapitaMall Trust

Further Geographical Diversification

✓ ***Acquisitions of HP and SSC extends CMT's market presence to the north-eastern and northern regions of Singapore for the first time while PBJ and JEC will further expand CMT's reach into the central and western shopping hubs***


Legend
East West Line
EW
North South Line
NS
North East Line
NE
Circle Line 1
CCL
MRT Station
Existing CMT Mall
Parco Bugis Junction
Hougang Plaza Units
Sembawang Shopping Centre
Jurong Entertainment Centre
North
West
South

Note:

1 Circle Line is scheduled for completion in 2010

CapitaMall Trust

Increased Free Float and Liquidity

✓ ***Access to a larger investor base because of its increased free float, liquidity and potentially higher index contribution***

CMT's total assets increases from approx. S$2.6bn to approx. S$3.4bn, reinforcing its position as the largest Singapore REIT
CMT's weighting in MSCI-Singapore Free Index envisaged to rise from current 1.2%
Increasing free float from 61.3%[1] to 66.2%[2] post Equity Fund Raising[3]

- ***Increased free float***
- ***Liquidity enhancement***
- ***Higher index weightage contribution***

Notes:

1 Free float calculation based on the total number of units outstanding as at the Latest Practicable Date of 1,205,630,866 less CapitaLand's unitholding of 466,612,410 units

2 Free float calculation based on the total number of units outstanding as at the Latest Practicable Date of 1,205,630,866 plus the issuance of 172,700,000 New Units less CapitaLand's unitholding of 466,612,410 units

3 On the basis that CapitaLand Investments Pte Ltd, Pyramex Investments Pte Ltd, Premier Healthcare Services International Pte Ltd, E-Pavilion Pte Ltd and the Manager do not subscribe for New Units under the Preferential Offering as indicated

CapitaMall Trust

82 - 4507

Parco Bugis Junction - Summary



- Centrally located in the heart of Singapore City
- Strategically located within the heart of Singapore's Arts, Culture, Learning and Entertainment Hub
- Direct access to Bugis MRT station
- Well served by many major bus routes along four surrounding roads

Note:

1 As at 31 July 2005

Key Details	
Title	Leasehold tenure of 99 yrs wef 10 Sept 1990
Gross Floor Area	578,312 sq ft
Net Lettable Area[1]	430,323 sq ft Includes Seiyu's master lease of 245,914 sq ft i.e. 57.1% of NLA
Committed Occupancy[1]	100%
Number of Leases[1]	185
No of Levels	5 (including 1 basement)
Valuation (as at 18 July 2005)	S$580.8 million or approx. S$1,350 psf of NLA
Purchase Price	S$580.8 million or approx. S$1,350 psf of NLA

Trade Mix by Monthly Rental Income[1]


31%
30%
17%
11%
0.2%
2%
3%
Department Store
Food & Beverage
Educational Services
Leisure & Entertainment/Sports
Books /Gifts & Specialty /Hobbies/ Toys
Electronics/IT
Home Furnishings
Fashion

CapitaMall Trust

Parco Bugis Junction - Summary

Tenancy Expiry Profile (As at 31 July 2005)


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
77.4%
61.1%
24.2%
15.0%
5.7%
2.8%
9.0%
4.8%
0.0% 0.0%
2005
2006
2007
2008
2009
% of total monthly Rental Income for the month ending 31 July 2005
% of total Net Lettable Area

Tenant[1]	Expiry Date[1]	Area (sq ft)	% of Monthly Rental Income	% of Net Lettable Area
Seiyu (Singapore) Pte Ltd	Apr 07[2]	245,914	30.3	57.1
Shaw Theatres Pte Ltd	Jun 07	24,122	2.8	5.6
TKA Amusement (S) Pte Ltd (VirtuaLand)	Jul 06	9,375	1.7	2.2
TT International Limited (LivePowerHub)	May 08	7,137	1.4	1.7
Bachmann Japanese Restaurant Pte Ltd	Nov 05 & Feb 06	4,026	1.3	0.9
Top Five Tenants by Total Monthly Rental Income		**290,574**	**37.5**	**67.5**
Other Tenants		139,749	62.5	32.5
Total		**430,323**	**100.0**	**100.0**

Note:

1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants
2. This refers to the next rental review for Seiyu. The lease expiry is Apr 2015

CapitaMall Trust

Parco Bugis Junction - Financial Information

✓ ***Parco Bugis Junction's financials are as follows :***

	Forecast Period[1] 1 Nov 05 – 31 Dec 05 S$ million	Projection Year Full year 2006 S$ million
Gross Revenue	7.7	46.6
Less Property Operating Expense	(2.8)[2]	(15.5)
Net Property Income	4.9	31.1
Property Yield[3]	5.0%[4]	5.3%

Notes:

1 Assuming that only the net property income of PBJ from the Forecast Period will be accruing to CMT

2 Includes non-recurring marketing expense of approximately S$250,000 in conjunction with the 10th Anniversary Celebration of PBJ for the period up to 31 December 2005

3 Based on total estimated acquisition cost of approximately S$588.1 million

4 Annualised figure

5 Based on volume weighted average closing price of S$2.50 per Existing Unit on the SGX-ST for the period 1 August 2005 to 2 September 2005

Parco Bugis Junction's stabilised FY'06 property yield of 5.3% is higher than the current consolidated implied property yield of 4.3%[5] for CMT's Existing Properties

CapitaMall Trust

Parco Bugis Junction - Well-positioned

✓ ***Parco Bugis Junction is well-positioned to capitalise on favorable retail market trends***

Resident Population[1] and Total Primary Trade Area Retail Spend[2] Forecast



340
320
300
280
260
240
2.0
1.9
1.8
1.7
1.6
Total Retail Spend Growth p.a. = 3.2%
2005
2006
2007
2008
2009
Resident Population ('000)
Total Retail Spend (S$ Billion)

Retail Sales Growth Outlook[3] for Singapore



4.5%
4.0%
3.5%
3.0%
2.5%
3.9%
4.0%
3.9%
4.1%
3.5%
3.1%
3.7%
4.1%
2005
2006
Singapore
Central Area
Suburbs
Bugis Junction

Source: Singapore Retail Review prepared by Urbis JHD dated 31 August 2005

Notes:

1 Resident population includes citizens, permanent and temporary residents and non residents

2 Primary trade area of PBJ has been defined to include the Singapore Central Area plus the Development Guide Plan zone of Kallang, an area with an estimated resident population of 295,300 persons in 2005

3 In nominal terms

CapitaMall Trust

Parco Bugis Junction - Potential for Growth

Proposed Improvements

- ✓ Improve the existing retail offering, tenant-mix and marketing activities
- ✓ Reconfigure certain retail units
- ✓ Convert ancillary areas into productive retail space
- ✓ Create new retail units and kiosks in common areas

Opportunities for growth through optimising the usage of retail space of Parco Bugis Junction

↑ Gross Revenue

↑ Net Property Income

	PBJ	Plaza Singapura	Tampines Mall	Junction 8
Average Rental Rates per sq ft (as at 31 July 05)	**$8.05**	$9.60	$11.66	$11.97

Rental rate at PBJ is currently 26% lower compared to the weighted average rental rate at Tampines Mall, Junction 8 and Plaza Singapura

Potential to Unlock Value from Seiyu's Master Lease – B1

Market Rental[1]	
Food Court	S$8-10 psf/mth
Supermarket	S$6-8 psf/mth
Specialty Kiosks	S$30-40 psf/mth
Departmental Store	S$4-5 psf/mth


B1
L1
L2
L3
FOOD COURT
TO PARCO
NEWSTAND
PROMOTION AREAS
HAIR SERVICES
SUPERMARKET
LEGEND
LIFTS
ESCALATORS
ATM
TOILETS
MRT

Note:
1 Based on Manager's estimates

Potential to Unlock Value from Seiyu's Master Lease – L1

Market Rental[1]	
Prime Specialty Units	S$20-30 psf/mth


B1
L1
L2
L3
TAXI STAND
MAIN ENTRANCE
LADIES' WEAR
LADIES' WEAR
HANDBAGS
JEWELLERY
PROMOTION AREA
LADIES' WEAR
COSMETICS
HAND BAGS
FROM PARCO
WATCHES
FINE JEWELLERY
COSMETICS
SHOES SERVICES
FRAGRANCES
FROM ROCHOR ROAD
LEGEND
CASHIERS
LIFTS
ESCALATORS
INFORMATION
ATM
MRT

Note:
1 Based on Manager's estimates

Potential Rental Upside for Parco Bugis Junction

Estimated Additional Rental Revenue per annum from Unlocking Seiyu's Leases at B1 and Part L1	S$2.2 mil[1]
Estimated Additional Net Property Income per annum (assuming 75% margin)	S$1.6 mil

	FY2006 Projection (as per Unitholders' Circular Forecast)	Adjusted FY2006 Projection (after adding the estimated net property income from unlocking Seiyu's master lease)
Net Property Income	S$31.1 mil[2]	S$32.7 mil
Property Yield[3]	5.3%	5.6%

Notes:
1 Assuming an average rental rates of S$6.50 psf per month for B1 and S$20.00 psf per month for L1
2 Based on the forecast with the accompanying assumptions, in the Unitholders' Circular dated 16 September 2005
3 Based on total acquisition costs

CapitaMall Trust

Competitive Strengths of Parco Bugis Junction

Strategic Location	▪ Situated in the central part of Singapore and strategically located above the Bugis MRT station, which is directly linked to the basement of PBJ ▪ Well served by many major bus routes, major roads and highways
Large Trade Area	▪ Serves a large trade area encompassing the established central shopping belt and the Central Business District
Growth Potential	▪ Strategic location within the heart of Singapore's Arts, Culture, Learning and Entertainment Hub which includes: — Main National Library (opened in Jul 05), City campus of Singapore Management University (opened in Aug 2005) ("SMU") and LASALLE-SIA College of the Arts (scheduled to be opened in 2007) ▪ Currently, there are approximately 3,000 students studying in SMU, enhancing customer traffic and buzz in the area[1]
Integrated Mix Development	▪ Retail component within integrated development Bugis Junction which comprises an office tower and the five-star Hotel Intercontinental Singapore which helps to provide additional shopper traffic
High Occupancy	▪ Committed occupancy rate of 100% as at 31 July 2005 ▪ Reflects strong demand for retail space in PBJ and provides opportunities to enhance tenant-mix and retail offering
Diverse Tenant Base	▪ Large tenant base comprising more than 180 leases as at 31 July 2005 ▪ Diverse mix of international and national brand names

Note:
1 Sourced from SMU

CapitaMall Trust

CapitaMall Trust

Resolution 2 – Extraordinary Resolution

The Issue of New Units in CMT

Proposed Equity Fund Raising

Proposed Parco Acquisition

Part finance the Parco Bugis Junction Acquisition ("PBJ")[1]



New Properties

Part finance the Jurong Entertainment Centre ("JEC")[2] Acquisition



Part refinance the bridge loans taken to finance the Sembawang Shopping Centre ("SSC") and Hougang Plaza Units[3] ("HP") Acquisitions





Notes:

1 CMT is proposing to acquire PBJ, as well as the plant and equipment located at the property and certain fixed assets (together, the "Target Property")

2 Part finance the acquisition of JEC and part refinance the bridge loan taken to finance the payment of a 10.0% deposit of the purchase consideration ("JEC Acquisition")

3 CMT has purchased an aggregate of approximately 96.7% of the total share values in Hougang Plaza

CapitaMall Trust

82 - 4507

Proposed Financing Structure

Equity Fund Raising
S$406.0 mil[1]

Debt Financing
S$433.0 mil

Parco Acquisition
S$588.1 mil

JEC Acquisition
S$69.0 mil[2]

Part refinance SSC and HP bridging loans & refinance RCF[3]
S$151.0 mil

Issuance Expenses
S$15.6 mil[4]

Working Capital
S$15.3 mil

Notes:

1. The Manager proposes to issue New Units so as to raise (i) gross proceeds arising from the issue of up to 172,700,000 New Units or (ii) S$406.0 million in gross proceeds, whichever is higher
2. The purchase price of JEC is S$68.0 million and the estimated total acquisition cost is S$69.0 million
3. Revolving credit loan facility of S$28.0 million
4. Comprises approximately S$8.3 million, estimated to be the underwriting and selling commissions and related expenses payable to the Joint Lead Managers and Underwriters and S$2.5 million estimated professional and other fees and expenses incurred by CMT in connection with the Equity Fund Raising and S$4.8 million of debt issuance costs

CapitaMall Trust

Proposed Equity Offer Structure

New Equity

- Issue of New Units so as to raise gross proceeds from up to 172.7 mil New Units or S$406 mil, whichever is higher
- Underwritten by DBS Bank and UBS Investment Bank[2]

Up to 73.9mil New Units[1]

"1-for-10" Non-Renounceable Preferential Offering[1]

- The Preferential Offering Issue Price will be at a discount of up to 1% from the ATM and Placement Issue Price
- The Preferential Offering Books Closure Date is expected to be 14 October 05 at 5.00pm
- CapitaLand Group has indicated its intention not to subscribe for New Units under the Preferential Offering so as to increase free float and liquidity of CMT

Approx. 98.8mil New Units

Private Placement & ATM Offering

- Private placement to retail and institutional investors
- ATM offering on "first-come, first-served" basis

Notes:

1 This figure does not take into account the additional New Units which will, where necessary, be allocated to Singapore Registered Unitholders to enable them to obtain, after acceptance of their provisional allocations of New Units under the Preferential Offering, aggregate unitholdings in integral multiples of 1,000 Units. Relevant Singapore Registered Unitholders are Unitholders as at the Preferential Offering Books Closure Date other than (a) those whose registered addresses with CDP are outside Singapore, and who have not, at least five Market Days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents and (b) the CapitaLand Group

2 UBS AG, acting through its business group, UBS Investment Bank

CapitaMall Trust

Equity Fund Raising

- ✓ The proposed Equity Fund Raising will only occur after the approval of Unitholders is obtained at the EGM scheduled on 6 October 2005

- ✓ Cumulative distribution for income earned between 1 July 2005 to the day immediately prior to the New Units Issue Date in lieu of originally scheduled third quarter distribution

- ✓ New Units issued are not expected to dilute existing Unitholder's DPU

- ✓ The Manager intends to issue the New Units close to the trading price as at the price determination date (less the accrued cumulative distribution). The price of the New Units will be determined nearer to the commencement of the Equity Fund Raising

Financing Plan - Debt

✓ **The Manager intends to borrow up to S$433.0 million from Silver Maple[1] in the form of a seven-year term loan facility**

- ✓ Debt rating[2]
  - AAA by Fitch and Standard & Poor's
  - Aaa by Moody's
- ✓ CMT's average interest costs of 3.10% p.a.
- ✓ Interest service ratio of 5.1[3]

- ✓ **Optimise capital structure** by increasing gearing up to approximately 31.7% (well-below the 35% limit)
- ✓ **Generate a higher return on equity** for Unitholders
- ✓ **Provides greater certainty** on distributions

Debt Maturity Profile After Additional Borrowings (% of total debt)


500
450
400
350
300
250
200
150
100
50
0
S$million
S$70[4]
S$172[5]
S$335[6]
S$125[7]
S$433[8]
2005/06
2007
2009
2010
2012

Weighted average term to maturity of 4 years and 10 months from 2 Sept 2005

Notes:

1 Silver Maple Investment Corporation Ltd, a special purpose vehicle
2 Includes indicative ratings for the latest S$433 million Commercial Mortgage Backed Securities ("CMBS") issue
3 For the Projection Year ending 31 December 2006
4 Undrawn revolving credit facility
5 Five year term loan from 26 February 2002
6 Five year term loan from 2 August 2004
7 Seven year term loan from 26 June 2003
8 Additional seven year term loan facility to be borrowed from Silver Maple

Potential Future Benefits for Unitholders

- ✓ Manager has identified various opportunities for creating value with regards to PBJ and the New Properties
- ✓ Implementation of innovative asset enhancement works, tenancy remix and proactive asset cum retail management on PBJ and the New Properties may potentially offer further upside to Unitholders
- ✓ Such value creating initiatives are expected to contribute significantly to CMT's net property income from 2006 and drive DPU growth for Unitholders over the next few years

Breakdown of DPU Growth Since IPO (Jul 2002)

✓ ***Acquisition and Asset Enhancement form Core Components of Growth***


10.07 ¢[2]
6.78 ¢[1]
CRS Investment
4%
Asset
Enhancement/
Reconfiguration
24%[4]
Upfront Payment
of IMM Land
Premium
10%
Active Leasing
22%
Acquisitions[3]
40%

Notes:

1 Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 Jun 2002
2 Annualised DPU for the period 1 Apr 2005 to 30 Jun 2005
3 Based on the DPU increase forecast shown in the CMT Circular dated 11 Jun 2003 and CMT Circular dated 20 Jul 2004 which were eventually achieved
4 Including DPU increase due to asset enhancement in Tampines Mall, IMM Building (Phase 1, Phase 2, glass kiosks), and Junction 8 (Phase 1 and Phase 2)

CapitaMall Trust

Track Record of Strong Total Returns Since IPO

Unit Price Performance since IPO (July 2002) to 4 October 2005


% change in unit price/index value
CMT +149.0%
SESPROP +77.4%
STI +46.5%
165
145
125
105
85
65
45
25
5
-15
-35
IPO/16 Jul
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Aug-05
Sep-05

STI – Straits Times Index, SESPROP – Singapore Property Equities Index
Source: Bloomberg, CMTML

Track Record

- Outperformed broader equity market indices
- Outperformed forecast DPU
- Low volatility
- Capital growth of 149% since IPO[1]
- Total Returns of 176% since IPO[2]

Notes:
1 Based on the IPO issue price of S$0.96 per Unit and the last traded price of S$2.39 per Unit on the SGX-ST on 4 October 2005
2 Based on the sum of the total actual DPU of 25.87 cents since the listing of CMT on 17 July 2002 to 29 July 2005, the IPO issue price of S$0.96 per Unit and the last traded price of S$2.39 per Unit on the SGX-ST on 4 October 2005

CapitaMall Trust

Strong Total Returns Since Plaza Singapura Acquisition

Unit Price Performance since 2 Aug 2004 to 4 October 2005


% change in unit price/index value
70
50
30
10
-10
CMT +41.4%
SESPROP +63.1%
STI +22.8%
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05

STI – Straits Times Index, SESPROP – Singapore Property Equities Index
Source: Bloomberg, CMTML

Track Record

- **Capital growth of 41.4% since Acquisition of Plaza Singapura in Aug 2004[1]**
- **Total Returns of 46.8% for same period[2]**

Notes:
1 Based on the last traded price of S$1.69 and S$2.39 per Unit on the SGX-ST on 30 Jul 2004 and 4 Oct 2005 respectively.
2 Based on the sum of the total actual DPU of 9.05 cents paid in the period 2 Aug 2004 to 30 Jun 2005, the last traded price of S$1.69 and S$2.39 per Unit on the SGX-ST on 30 Jul 2004 and 4 Oct 2005 respectively

CapitaMall Trust

Strong Total Returns For Period 1 Jan – 4 Oct 2005

Unit Price Performance since 1 Jan 2005 to 4 Oct 2005


% change in unit price/index value
60
40
20
0
CMT +35.8%
SESPROP +42.2%
STI +12.5%
01-Jan-05
16-Jan-05
31-Jan-05
15-Feb-05
02-Mar-05
17-Mar-05
01-Apr-05
16-Apr-05
01-May-05
16-May-05
31-May-05
15-Jun-05
30-Jun-05
15-Jul-05
30-Jul-05
14-Aug-05
29-Aug-05
13-Sep-05
28-Sep-05

STI – Straits Times Index, SESPROP – Singapore Property Equities Index
Source: Bloomberg, CMTML

Track Record

- **Capital growth of 35.8% from 1 January to 4 October 2005[1]**
- **Total Returns of 38.6% for same period[2]**

Notes:
1 Based on the last traded price of S$1.76 and S$2.39 per Unit on the SGX-ST on 31 Dec 2004 and 4 Oct 2005 respectively.
2 Based on the sum of the total actual DPU of 4.98 cents paid for the period 1 Jan 2005 to 30 Jun 2005, the last traded price of S$1.76 and S$2.39 per Unit on the SGX-ST on 31 Dec 2004 and 4 Oct 2005 respectively

CapitaMall Trust

82 - 4507

CapitaMall Trust

The New Properties

82 - 4507

CapitaMall Trust

Jurong Entertainment Centre

Jurong Entertainment Centre - Summary



- Strategically located in the heart of Jurong East town centre (a proposed major regional centre under the Singapore government's concept plan)
- Situated across the Jurong East MRT station and bus interchange and next to the Jurong East Community Library
- Serves the residents in the Jurong East and Bukit Batok precincts as well as the business community from the surrounding business parks and offices

Key Details	
Title	Leasehold tenure of 99 yrs wef 1 March 1991
Land Area	91,857 sq ft
Gross Floor Area	169,668 sq ft
Net Lettable Area[1]	110,128 sq ft
Plot Ratio	1.85
Committed Occupancy[1]	99.7%
Valuation (as at 30 June 2005)	S$69.1 million or approx. S$627 psf of NLA
Purchase Price	S$68.0 million or approx. S$617 psf of NLA
Major Tenants	Shaw Theatres, Fuji Ice Palace, K-Box, McDonalds, Kentucky Fried Chicken

	JEC	Rivervale Mall	Bukit Panjang Plaza	IMM (Retail)
Average Rental Rate psf per mth[1]	**S$4.62**	**S$7.18**	**S$8.54**	**S$9.14**

Note:

1 As at 31 July 2005

CapitaMall Trust

82 - 4507

Jurong Entertainment Centre – Development Guide Plan

✓ ***Relative Low Plot Ratio Compared to Surrounding Sites***



2.8
2.8
2.5
1.6
4.2
JEC
1.85
3.6
5.6
8.4
3.5
7.0
E
E
JURONG
JURONG
ROAD
JURONG EAST
BOON
STREET
LAY
EAST

CapitaMall Trust

82 - 4507

JEC Proposed Decantation on L3 & L4

Level 3


3RD STOREY FLOOR PLAN

Propose to decant
10,280 sq ft from level 3

Level 4


Roof
4TH STOREY FLOOR PLAN

Propose to decant
5,985 sq ft from level 4

Note: Proposed plans are subjected to approval from relevant authorities

CapitaMall Trust

JEC Proposed Retail Lease Line Extension on L1


Approx. 16,000 sq ft*
of new retail space
to be created
Jurong
East MRT
and Bus
Station
New Extended Retail Area

	Current (decanted space)[1]	After AEI (estimated)[2]	% Variance
Average Rental psf per mth	S$2.73	S$9.00	230%
Rental Revenue per annum	S$0.53 mil	$1.73 mil	225%

Notes:

1 As at 31 July 2005

2 Based on Manager's estimates

* Proposed plans are subjected to approval from relevant authorities

JEC Proposed Enhancement Works on Level 2


Reconfiguration
Food Court
Game Arcade
Subdivision
ND STOREY PLAN

Note: Proposed plans are subjected to approval from relevant authorities

CapitaMall Trust

JEC Proposed Amalgamation Plans – Food Court

Amalgamate 2 Retail Units to Create a New Food Court & Open Terrace



Current Floor Plan



Proposed New Floor Plan

Outline of Existing Rental Units (tenanted by Endo Sushi & Novena)

New Food Court Area

Open terrace (non GFA)

	Current[1]	After Amalgamation (estimated)[2]	% Variance
Average Rental psf per mth	S$3.05	S$7.12	133%
Rental Revenue per annum	S$0.33 mil	S$0.70 mil	112%

Notes: Proposed plans are subjected to approval from relevant authorities

1 As at 31 July 2005

2 Based on Manager's estimates

CapitaMall Trust

JEC Proposed Subdivision Plans

Subdivide Game Arcade into Retail Specialty Units and Create Open Terrace



Current Floor Plan



Proposed New Floor Plan

Outline of Game Arcade Unit — New Specialty Units — Open terrace (non GFA)

	Current[1]	After Subdivision (estimated)[2]	% Variance
Average Rental psf per mth	S$3.45	S$9.17	166%
Rental Revenue per annum	S$0.24 mil	S$0.53 mil	121%

Notes: Proposed plans are subjected to approval from relevant authorities
1 As at 31 July 2005
2 Based on Manager's estimates

CapitaMall Trust

JEC Proposed Reconfiguration Plan – Level 2

Reconfigure Existing Units & Relocate Existing AHU to Maximise Net Lettable Area



Current Floor Plan

Outline of Existing Unit



Proposed New Floor Plan

New Reconfigured Specialty Units

	Current[1]	After Reconfiguration (estimated)[2]	% Variance
Average Rental psf per mth	S$3.83	S$5.20	36%
Rental Revenue per annum	S$0.33 mil	S$0.59 mil	79%

Notes: Proposed plans are subjected to approval from relevant authorities

1 As at 31 July 2005

2 Based on Manager's estimates

CapitaMall Trust

82 - 4507

CapitaMall Trust

Sembawang Shopping Centre

Sembawang Shopping Centre - Summary


Sembawang

- Approximately five minutes' drive from both the Sembawang and Yishun MRT stations
- Has a five-level retail podium, a four-storey residential block comprising 48 studio apartments and a multi-storey carpark
- Positioned as a one-stop family oriented necessity mall catering to the local residents in the area

Key Details	
Title	Leasehold tenure of 999 yrs wef 26 March 1885
Land Area	100,315 sq ft
Gross Floor Area	Retail: 152,721sq ft Residential: 45,267sq ft Total: 197,988 sq ft
Net Lettable Area[1]	97,123[2] sq ft
Plot Ratio	1.97
Committed Occupancy[1]	100%[2]
Valuation (as of 28 April 2005)	S$79.0 million or approx. S$813 psf of NLA
Purchase Price	S$78.0 million or approx. S$803 psf of NLA
Major tenants	Giant hypermart, Kopitiam food court, Taste of Thailand, Burger King, Sakae Sushi

	SSC	Rivervale Mall	Bukit Panjang Plaza
Average Rental Rate psf per mth[2]	**S$4.98**	**S$7.18**	**S$8.54**

Notes:
1 As at 31 July 2005
2 Excluding 28,201 sq ft from the 48 residential units which are vacant as at 31 July 2005

CapitaMall Trust

Sembawang Shopping Centre – Proposed Level 2

Enhance Value by Decanting L4 to Increase Prime Retail Space on Basement, L1, L2 & L3


New Retail Space

	Current[1]	After AEI (estimated)[2]	% Variance
Net Lettable Area	10,708 sf	15,274 sf	+ 43%
Average Rental psf per mth	S$8.03	S$7.42	- 8%
Rental Revenue per annum	S$1.03 mil	S$1.36 mil	+ 32%

Notes: Proposed plans are subjected to approval from relevant authorities

1 As at 31 July 2005

2 Based on Manager's estimates

CapitaMall Trust

Sembawang Shopping Centre – Proposed Level 3

Enhance Value by Decanting L4 to Increase Prime Retail Space on Basement, L1, L2 & L3


New Retail Space

	Current[1]	After AEI (estimated)[2]	% Variance
Net Lettable Area	17,584 sf	19,318 sf	+ 10%
Average Rental psf per mth	S$6.54	S$6.61	+ 1%
Rental Revenue per annum	S$1.38 mil	S$1.53 mil	+ 11%

Notes: Proposed plans are subjected to approval from relevant authorities
1 As at 31 July 2005
2 Based on Manager's estimates

CapitaMall Trust

Hougang Plaza Units - Summary



- Strategically located at the junction of Upper Serangoon Road and Hougang Avenue 10 in Hougang Central.
- In close proximity to Hougang MRT station and bus interchange
- Caters to the basic shopping needs of the residents in the area

Key details	
Title	Leasehold tenure of 99 yrs wef 1 March 1991
Land Area[1]	57,047 sq ft
Gross Floor Area[1]	79,648 sq ft
Net Lettable Area[2]	67,813 sq ft
Plot Ratio	1.40
Committed Occupancy[2]	100%
Strata Area Acquired	67,813 sq ft (96.7%)
Valuation	S$44.3[3] million or approx. S$653 psf of NLA
Purchase Price	S$43.8[4] million or approx. S$645 psf of NLA
Major Tenants	G-Value, Novena, K-Box, 7-11, Kopitiam food court

	Hougang Plaza Units	Rivervale Mall	Bukit Panjang Plaza
Average Rental Rate psf per mth[2]	S$3.63	S$7.18	S$8.54

Notes:

1 This refers to the figure for Hougang Plaza

2 As at 31 July 2005

3 Approximately S$39.7 million for 92.4% of share values as at 21 April 2005 and approximately S$4.6 million for 4.3% of share values as at 15 June 2005

4 Aggregate purchase price for the HP Acquisition

CapitaMall Trust

Sembawang Shopping Centre - Summary


Sembawang

- Approximately five minutes' drive from both the Sembawang and Yishun MRT stations
- Has a five-level retail podium, a four-storey residential block comprising 48 studio apartments and a multi-storey carpark
- Positioned as a one-stop family oriented necessity mall catering to the local residents in the area

Key Details	
Title	Leasehold tenure of 999 yrs wef 26 March 1885
Land Area	100,315 sq ft
Gross Floor Area	Retail: 152,721sq ft Residential: 45,267sq ft Total: 197,988 sq ft
Net Lettable Area[1]	97,123[2] sq ft
Plot Ratio	1.97
Committed Occupancy[1]	100%[2]
Valuation (as of 28 April 2005)	S$79.0 million or approx. S$813 psf of NLA
Purchase Price	S$78.0 million or approx. S$803 psf of NLA
Major tenants	Giant hypermart, Kopitiam food court, Taste of Thailand, Burger King, Sakae Sushi

	SSC	Rivervale Mall	Bukit Panjang Plaza
Average Rental Rate psf per mth[2]	**S$4.98**	**S$7.18**	**S$8.54**

Notes:
1 As at 31 July 2005
2 Excluding 28,201 sq ft from the 48 residential units which are vacant as at 31 July 2005

82 - 4507

Sembawang Shopping Centre – Proposed Basement

Enhance Value by Decanting L4 to Increase Prime Retail Space on Basement, L1, L2 & L3


New Retail Space

	Current[1]	After AEI (estimated)[2]	% Variance
Net Lettable Area	23,076 sf	26,792 sf	+ 16%
Average Rental psf per mth	S$2.50	S$5.14	+ 106%
Rental Revenue per annum	S$0.69 mil	S$1.65 mil	+ 139%

Notes: Proposed plans are subjected to approval from relevant authorities
1 As at 31 July 2005
2 Based on Manager's estimates

CapitaMall Trust

Sembawang Shopping Centre – Proposed Level 1

Enhance Value by Decanting L4 to Increase Prime Retail Space on Basement, L1, L2 & L3


New Retail Space

	Current[1]	After AEI (estimated)[2]	% Variance
Net Lettable Area	23,378 sf	24,693 sf	+ 6%
Average Rental psf per mth	S$5.09	S$6.96	+ 37%
Rental Revenue per annum	S$1.43 mil	S$2.06 mil	+ 44%

Notes: Proposed plans are subjected to approval from relevant authorities
1 As at 31 July 2005
2 Based on Manager's estimates

CapitaMall Trust

Sembawang Shopping Centre – Proposed Level 2

Enhance Value by Decanting L4 to Increase Prime Retail Space on Basement, L1, L2 & L3


New Retail Space

	Current[1]	After AEI (estimated)[2]	% Variance
Net Lettable Area	10,708 sf	15,274 sf	+ 43%
Average Rental psf per mth	S$8.03	S$7.42	- 8%
Rental Revenue per annum	S$1.03 mil	S$1.36 mil	+ 32%

Notes: Proposed plans are subjected to approval from relevant authorities
1 As at 31 July 2005
2 Based on Manager's estimates

CapitaMall Trust

Sembawang Shopping Centre – Proposed Level 3

Enhance Value by Decanting L4 to Increase Prime Retail Space on Basement, L1, L2 & L3


New Retail Space

	Current[1]	After AEI (estimated)[2]	% Variance
Net Lettable Area	17,584 sf	19,318 sf	+ 10%
Average Rental psf per mth	S$6.54	S$6.61	+ 1%
Rental Revenue per annum	S$1.38 mil	S$1.53 mil	+ 11%

Notes: Proposed plans are subjected to approval from relevant authorities

1 As at 31 July 2005

2 Based on Manager's estimates

CapitaMall Trust

Sembawang Shopping Centre – Proposed Rooftop

Enhance Ambience of the Mall and Generates Additional Income from Creation of Promotional Space on Rooftop


Event Plaza
Children Playground
New F&B Tenant
JALAN JEBUAH

	Current[1]	After AEI (estimated)[2]	% Variance
Net Lettable Area	22,377 sf	3,367 sf	- 85%
Rental Revenue per annum	S$1.27 mil	S$0.14 mil	- 89%

Notes: Proposed plans are subjected to approval from relevant authorities
1 As at 31 July 2005
2 Based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Hougang Plaza Units

Hougang Plaza Units - Summary



- Strategically located at the junction of Upper Serangoon Road and Hougang Avenue 10 in Hougang Central.
- In close proximity to Hougang MRT station and bus interchange
- Caters to the basic shopping needs of the residents in the area

Key details	
Title	Leasehold tenure of 99 yrs wef 1 March 1991
Land Area[1]	57,047 sq ft
Gross Floor Area[1]	79,648 sq ft
Net Lettable Area[2]	67,813 sq ft
Plot Ratio	1.40
Committed Occupancy[2]	100%
Strata Area Acquired	67,813 sq ft (96.7%)
Valuation	S$44.3[3] million or approx. S$653 psf of NLA
Purchase Price	S$43.8[4] million or approx. S$645 psf of NLA
Major Tenants	G-Value, Novena, K-Box, 7-11, Kopitiam food court

	Hougang Plaza Units	Rivervale Mall	Bukit Panjang Plaza
Average Rental Rate psf per mth[2]	S$3.63	S$7.18	S$8.54

Notes:

1 This refers to the figure for Hougang Plaza

2 As at 31 July 2005

3 Approximately S$39.7 million for 92.4% of share values as at 21 April 2005 and approximately S$4.6 million for 4.3% of share values as at 15 June 2005

4 Aggregate purchase price for the HP Acquisition

CapitaMall Trust

Hougang Plaza Units – Development Guide Plan

✓ ***Relative Low Plot Ratio Compared to Surrounding Sites***


Subject Site Plot
Ratio of 1.40
E
2.8
3.5
3.0
2.4

CapitaMall Trust

82 - 4507

Hougang Plaza Units – Level 1



Before


UPPER SERANGOON ROAD

After

	Current[1]	After AEI (estimated)[2]	% Variance
Net Lettable Area	15,985 sf	16,657 sf	+ 4%
Average Rental psf per mth	S$7.69	S$12.11	+ 57%
Rental Revenue per annum	S$1.47 mil	S$2.42 mil	+ 65%

Notes:

1 As at 31 July 2005. Current scenario excludes the 3.3% of total share values to be acquired.

2 Based on Manager's estimates

Proposed plans are subjected to approval from relevant authorities.

CapitaMall Trust

Hougang Plaza Units – Level 2



Before After

	Current[1]	After AEI (estimated)[2]	% Variance
Net Lettable Area	21,496 sf	19,424 sf	- 10%
Average Rental psf per mth	S$2.42	S$6.96	+ 188%
Rental Revenue per annum	S$0.62 mil	S$1.62 mil	+ 161%

Notes:
1 As at 31 July 2005. Current scenario excludes the 3.3% of total share values to be acquired.
2 Based on Manager's estimates

Proposed plans are subjected to approval from relevant authorities.

CapitaMall Trust

Hougang Plaza Units – Level 3



Before



After

	Current[1]	After AEI (estimated)[2]	% Variance
Net Lettable Area	30,333 sf	21,363 sf	- 30%
Average Rental psf per mth	S$2.34	S$3.32	+ 42%
Rental Revenue per annum	S$0.85 mil	S$0.85 mil	nil

Notes:
1 As at 31 July 2005. Current scenario excludes the 3.3% of total share values to be acquired.
2 Based on Manager's estimates

Proposed plans are subjected to approval from relevant authorities.

CapitaMall Trust

Summary of Potential Value Creation

Rental Revenue per Annum (S$mil)	Current	After AEI (estimated)[1]	Increase	% Variance
Parco Bugis Junction	--	2.20	2.20	NM
Jurong Entertainment Centre	1.43	3.55	2.12	+148%
Sembawang Shopping Centre	5.80	6.74	0.94	+16%
Hougang Plaza Units	2.94	4.89	1.95	+66%
Total Potential Value Creation	10.17	17.38	7.21	+81%

Note:

1 Based on Manager's estimates

CapitaMall Trust

82 - 4507

CapitaMall Trust

Enlarged Portfolio Overview

Entire Portfolio – Summary

✓ ***Well balanced trade mix***

Different Trade Sector breakdown by monthly Rental Income[1]



Books/Gifts & Speciality/ Hobbies/Toys 3.3%
Warehouse 1.5%
Office 0.8%
Fashion 21.3%
Food & Beverage/ Food Court 21.0%
Educational/ Services 15.5%
Electronics/IT 7.8%
Leisure & Entertainment/ Sports & Fitness 7.4%
Department Store 7.3%
Home Furnishings 7.1%
Supermarkets 7.0%

Different Trade Sector breakdown by Net Lettable Area[1]



Books/Gifts & Speciality/Hobbies/Toys 3.2%
Office 2.4%
Food & Beverage/ Food Court 14.3%
Department Store 13.0%
Leisure & Entertainment/ Sports & Fitness 11.6%
Education/ Services 10.9%
Supermarkets 10.8%
Electronics IT 8.9%
Home Furnishings 8.5%
Warehouse 8.2%
Fashion 8.2%

Note:

1 As at 31 July 2005

CapitaMall Trust

Lease Expiry Profile – The Entire Portfolio[1]

✓ ***Well balanced lease expiry profile***



40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
8.7%
9.0%
37.7%
33.7%
33.0%
33.5%
16.3%
12.2%
2.7%
2.7%
2005
2006
2007
2008
2009
■ % of total Monthly Rental Income
□ % of total Net Lettable Area

Note:

1 Based on the lease expiry profile as at 31 July 2005, for PBJ and the New Properties and as at 30 June 2005 for the Existing Properties

CapitaMall Trust

Entire Portfolio – Profit Forecast

✓ *Enhanced DPU with the inclusion of the Target Property and the New Properties*

Assume New Units issued at weighted average issue price of S$2.35	Forecast Period (1 Nov 2005 – 31 Dec 2005)[1]		Projection Year (Financial year ending 31 Dec 2006)	
(S$ millions) (approx.)	Existing Properties[2]	Entire Portfolio[3]	Existing Properties[2]	Entire Portfolio[3]
Gross revenue	37.6	48.1	227.7	290.6
Property operating expenses	(12.9)	(16.7)	(78.2)	(100.3)
Net property income	24.7	31.4	149.5	190.3
Trust expenses	(5.3)	(8.4)	(31.7)	(49.3)
Net income	19.4	23.0	117.8	141.0
Non-tax deductible/ (chargeable) items	1.0	1.5	6.4	9.4
Distributable income	20.4	24.5	124.2	150.4
Distribution per unit (cents)	10.13[4]	10.65[4]	10.28	10.88

Note:

1 The forecast DPU will vary to the extent that the New Units issued under the Equity Fund Raising are issued on a date other than 1 November 2005

2 Based on CMT's Existing Gearing of approximately 28.7% (excludes HP and SSC Loans and the value of the HP Acquisition and the SSC Acquisition) and not taking into account the higher aggregate valuation of S$2,530.0 million of the Existing Properties by the Independent Valuer as at 21 July 2005. The previous aggregate valuation of the Existing Properties, as at 1 December 2004, was approximately S$2,235.0 million

3 Assuming that: (I) 172,700,000 New Units are issued at a Weighted Average Issue Price of S$2.35 per New Unit pursuant to the Equity Fund Raising; (ii) the additional borrowings incurred by CMT (taking into account the higher aggregate valuation of S$2,530.0 million of the Existing Properties by the Independent Valuer as at 21 July 2005 to, *inter alia*, part finance the Parco Acquisition, part refinance the HP and SSC Loans and part finance the JEC Acquisition, increase CMT's Gearing to approximately 31.7%; and (iii) the Performance Component of the Asset Management Fee for the Target Property and Jurong Entertainment Centre are paid in the form of Units

CapitaMall Trust

Increase in Valuation for Existing Properties

	Valuation (as at 1 December 2004) (S$'000)	Valuation (as at 21 July 2005)[1] (S$'000)	Increase (S$'000)	Property yield[2] (%)
Tampines Mall	548,000	618,000	70,000	5.9%
Junction 8	396,000	473,000	77,000	5.9%
Funan	202,000	244,000	42,000	6.0%
IMM Building	352,000	400,000	48,000	7.0%
Plaza Singapura	736,950	795,000	58,050	5.4%
Aggregate for Existing Properties	**2,234,950**	**2,530,000**	**295,050**	**5.9%**
Less Additions (1 Jan 05 to 20 Jul 05)			(20,061)	
Net Increase in Valuations of Existing Properties			**274,989**	

Notes:

1 Under the Property Funds Guidelines issued by the Monetary Authority of Singapore, where the Manager proposed to carry out an equity fund raising, a valuation of all the real estate assets of CMT is required, unless such assets have been valued not more than six months ago (based on the date of the valuation report). The valuations as at 21 July 2005 were procured because the date of the previous valuation of the real estate assets of CMT was 1 December 2004

2 Property Yield based on Net Property Income of the Existing Properties for the Projection Year ending 31 December 2006 and valuation of the Existing Properties as at 21 July 2005

CapitaMall Trust

CMT Pro Forma Balance Sheet
(as at 30 June 2005)

	As at 30 June 2005 (S$ '000)	Entire Portfolio (S$ '000)
Net asset value	1,563,400[1]	2,235,027[3]
Represented by:		
Unitholder funds	1,563,400	2,235,027
Units in issue ('000)	1,205,630[2]	1,378,330[4]
Net asset value per unit (S$)	1.30	1.62

Notes:

1 After adjusting for distribution income paid in August in respect of distribution for 1 April 2005 to 30 June 2005

2 Include 648,420 units issued in August 2005 for asset management fees for 1 April 2005 to 30 June 2005

3 Include increase in valuation net of additions of S$275.0 million for Existing Properties. Date of valuation for all Existing Properties is 21 July 2005

4 Include 172,700,000 units proposed to be issued in respect of the Equity Fund Raising

Entire Portfolio – Top 10 tenants

✓ *No one tenant contributes more than 6% of Total Monthly Rental Income*

Tenant	Trade sector	Expiry date[1]	Area (sq ft)	% of monthly rental income	% of net lettable area
Seiyu (Singapore) Pte Ltd	Department Store	Apr 07[2] & May 10	277,858	5.6	9.5
Cold Storage Singapore (1983) Pte Ltd	Supermarkets/ Services/ Warehouse	Dec 05, Jul 06, Aug 06,Sep 06, Oct 06, Nov 06, Mar 07, Jun 07, Jul 07 & Oct 07	180,752	3.7	6.2
Golden Village Multiplex Pte Ltd	Leisure & Entertainment	Nov 05 & Feb 08	116,099	2.7	4.0
Carrefour Singapore Pte Ltd	Supermarkets	Nov 06	91,666	2.3	3.1
Best Denki (S) Pte Ltd	Electronics/ Warehouse	Aug 06, Sep 06, Feb 07 & Apr 07	67,497	2.0	2.3
NTUC Fairprice Co-operative Limited	Supermarkets/ Electronics	Nov 07, Mar 08 & Apr 09	63,530	1.9	2.2
Kopitiam[3]	Food Court	Feb 06, Sep 07, Nov 07 & Jun 08	45,569	1.4	1.6
McDonald's Restaurants Pte Ltd	Food & Beverage	Feb 06, Mar 06, Oct 06, Nov 06, Jun 07 & Nov 07	17,642	1.4	0.6
Isetan (Singapore) Ltd	Department Store	Nov 07	49,084	1.3	1.7
Wing Tai Holdings Ltd	Fashion/Food & Beverage	Feb 06, Sep 06, May 07, Jun 07, Jul 07, Sep 07, Dec 07 & May 08	11,099	1.1	0.4
Ten largest tenants by total monthly rental income			**920,796**	**23.4**	**31.6**
Other tenants and vacant units			2,000,136	76.6	68.4
Total			2,920,932	100.0	100.0

Notes:

1 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry dates for such tenants

2 This refers to the next rental review for Seiyu. The lease expiry is Apr 2015

3 Including Kopitiam Investment Pte Ltd, Copitiam Pte Ltd and S28 Holdings Pte Ltd

CapitaMall Trust

CapitaMall Trust

Resolution 3 – Extraordinary Resolution

The Proposed SPV Supplement to the Trust Deed

Proposed SPV Supplement to the Trust Deed

Rationale

- ✓ CMT may in future wish to consider holding any of its then existing investments or new acquisitions through the use of special purpose vehicles, such as sub-trusts and corporate entities.
- ✓ CMT may also consider holding only a partial interest, instead of a 100.0% interest, in such special purpose vehicles.
- ✓ The Manager therefore proposes to supplement the CMT Trust Deed for the purpose of facilitating the use of special purpose vehicles, either wholly or partially owned, by CMT to hold investments

Key Benefits

- ☑ Ability to use special purpose vehicles will <u>give CMT flexibility in structuring its investment holdings to achieve optimal returns for Unitholders</u>
- ☑ Such flexibility will <u>enable CMT to gain access to a greater pipeline of real properties for potential future acquisitions</u>

CapitaMall Trust

82-4507

CapitaMall Trust

Timetable

Key Dates & Time

EGM	6 October 2005 at 3.00 p.m.
If approvals sought at EGM are obtained:	
Last day and time of trading on "cum" basis in respect of Preferential Offering	11 October 2005 at 5.00 p.m.
Commencement of the Equity Fund Raising	To be determined (but is expected to be no later than end October 2005)
Last day of trading on "cum" basis in respect of the Cumulative Distribution	To be determined (but is expected to be no later than end October 2005)
Issue of the New Units and commencement of Trading	To be determined (but is expected to be no later than early November 2005)
Date of payment of the Cumulative Distribution	To be determined (but is expected to be no later than end November 2005)

Note: The timetable for the events which are scheduled to take place after the EGM is indicative only is subject to change at the Manager's absolute discretion

CapitaMall Trust

Thank You

CapitaMall Trust

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Oct-2005 18:08:32
Announcement No.	00077

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Change of Chairman and Member to the Nominating Committee"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Raffles.annc.11Oct05.pdf Total size = **24K** (2048K size limit recommended)

Close Window

82 - 4507

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Change of Chairman and Member to the Nominating Committee

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that with effect from 31 August 2005, Mr Cheng Wai Keung has stepped down as Chairman and Member of the Nominating Committee (the "Committee"). Dr Loo Choon Yong will be appointed as Member and Chairman of the Committee with immediate effect.

With the above changes, the Committee shall now comprise the following Members:-

Dr Loo Choon Yong (Chairman)
Mr Liew Mun Leong
Mr Christopher Forbes

By Order of the Board

Wong Lai Kuen
Company Secretary
11 October 2005

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Oct-2005 17:52:26
Announcement No.	00072

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Ascott Strengthens Presence as Largest Serviced Residence Company in Thailand with its Sixth Serviced Residence in Bangkok, Bringing its Total Portfolio to 1,300 Units"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.newsrelease.11Oct05.pdf Total size = **330K** (2048K size limit recommended)

Close Window

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
Website
www.the-ascott.com

11 October 2005
For Immediate Release

NEWS RELEASE

Ascott Strengthens Presence as Largest Serviced Residence Company in Thailand with its Sixth Serviced Residence in Bangkok, Bringing its Total Portfolio to 1,300 Units

The Ascott Group, a leading international serviced residence company is fast strengthening its leadership presence in Bangkok, Thailand by winning another contract to manage a 265-unit serviced residence in the heart of Bangkok's thriving Sukhumvit business district. Ascott will manage the property for ten years with the option to renew for another ten.

The new property, named Somerset Grand Sukhumvit, is Ascott's third property in the Sukhumvit area, and is targeted for launch in the 1st quarter of 2008.

Somerset Grand Sukhumvit will be developed by the Prasanmit Residence Co. Ltd, a company owned by the Narula family who is well-known in the Bangkok hospitality industry.

The largest international serviced residence operator in Bangkok, Ascott now has over 1,300 units in six properties in the prime Sathorn and Sukhumvit areas.

Attractive location and stylish interiors

Somerset Grand Sukhumvit is located in the prime Sukhumvit business district close to banks, financial institutions, large companies, embassies, international schools, hospitals and daycare centres. Furthermore, it is just a 5-minute walk to the BTS skytrain station and subway.

The 38-storey property will offer its residents a choice of studio apartments as well as one, two and three-bedroom units. To be purpose-built and designed to meet the needs of discerning international executives and expatriates who may be on business or leisure, each unit will be tastefully furnished and well-equipped.

Tapping on Bangkok's fast paced growth

Ascott's Chief Executive Officer, Mr Cameron Ong said: "Bangkok is one of the fastest growing serviced residence markets in Asia today. We understand that Bangkok's new international airport is slated to open in October 2006. It is supposed to accommodate 45 million passengers a year, 76 flights an hour, and over 3 millions tons of cargo. That presents a

tremendously attractive opportunity for the hospitality industry, particularly in the Mekong Delta area."

"As the largest serviced residence owner-operator in Bangkok with 1,300 residence units, Ascott is well poised to tap on the growth potential, to capture a larger slice of the serviced residence market which has been growing in popularity," added Mr Ong.

Ascott's portfolio of properties in Bangkok includes The Ascott Sathorn, Somerset Lake Point, Somerset Park Suanplu, Somerset Suwan Park View and Omni Tower.

The management contract for Somerset Grand Sukhumvit is not expected to have any material impact on the net tangible assets or earnings per share of The Ascott Group for the current financial year.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe, Asia Pacific and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia/NZ; and Dubai in the Gulf region.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury-tier brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The Citadines brand provides corporate executives with vibrant urban lifestyle residences.

Recent awards the group has clinched include First Position in the 2005 'China's Top 100 Serviced Residences' ranking for its eight properties in China; 2005 Vietnam Economic Times' 'Best Service in Serviced Apartments' awards in Hanoi and Ho Chi Minh City; and 2005 Thailand Apartment Living's 'Most Innovative Serviced Residence' award for The Ascott Sathorn in Bangkok. The Ascott in Malaysia was ranked among the top four best employers in Malaysia. The ranking was compiled by Hewitt & Associates, a global human resource services firm, in their Best Employer in Asia 2005 study.

The group has also won the 2005 and 2004 Business Traveller 'Best Serviced Residence Brand' and 'Best Serviced Residence property' in Asia Pacific awards; and 'Best Annual Report' and 'Best Operating & Financial Review' awards at the 2004 Singapore Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : October 18, 2005

For more information, please contact:

Celina Low, VP, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Jacqueline Wong, Assistant Manager, Corporate Communications
Tel: (65) 6586 7234 Email: jacqueline.wong@the-ascott.com

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Oct-2005 17:46:26
Announcement No.	00064

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Date of Release of Third Quarter 2005 Financial Results"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	DateofReleaseofResults.pdf Total size = **18K** (2048K size limit recommended)

Close Window

82 - 4507

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

DATE OF RELEASE OF THIRD QUARTER 2005 FINANCIAL RESULTS

The Company wishes to announce that it will release its financial results for the nine months ended 30 September 2005 on Wednesday, 19 October 2005.

By order of the Board

Doreen Nah
Company Secretary
12 October 2005

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Oct-2005 17:42:35
Announcement No.	00062

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "Australand Implements Merger Proposal"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.
Attachments:	ASXannouncement12Oct05ImplementationofMergerProposal.pdf Total size = **43K** (2048K size limit recommended)

Close Window

82 - 4507

AUSTRALAND

ASX ANNOUNCEMENT
ASX CODE: ALZDA
AAZPA

12 October 2005

AUSTRALAND IMPLEMENTS MERGER PROPOSAL

Australand Holdings Limited ("**AHL**"), Australand Property Limited ("**APL**"), as the responsible entity of Australand Property Trust, and Australand Wholesale Investments Limited ("**AWIL**"), as the responsible entity of Australand Wholesale Property Trust No. 4 ("**AWPT4**") and Australand Wholesale Property Trust No. 5 ("**AWPT5**"), are pleased to announce that implementation of the Merger Proposal occurred today.

AWIL confirms that units in AWPT4 and AWPT5 were issued today and allotted on a one for one basis to all eligible Australand Stapled Security Holders. New holding statements indicating the issue and allotment of units in AWPT4 and AWPT5 will be despatched to Australand Stapled Security Holders on 18 October 2005. Normal trading in Australand Stapled Securities will resume on 19 October 2005.

Attached to this release is a final statement setting out the names of the 20 largest holders of Australand Stapled Securities and the number and percentage of Australand Stapled Securities held by them, together with a final distribution schedule.

The redemption proceeds payable to unitholders in AWPT4 and AWPT5 whose units were redeemed under the Merger Proposal will be dispatched on 14 October 2005.

The Australand Stapled Securities held by Australand Stapled Security Holders resident in non-complying foreign jurisdictions have been transferred to the Cashout Bank. The proceeds of this transfer are expected to be despatched to those foreign security holders by 26 October 2005 in accordance with the Foreign Cashout Agreement.

Changes to the names of the listed Australand Entities

From today, Australand Property Group will be known as Australand. The name of AWPT4 has today been changed to Australand Property Trust No. 4 ("**APT4**") Similarly, the name of AWPT5 has been changed to Australand Property Trust No. 5 ("**APT5**"). The name of the responsible entity of APT4 and APT5 has been changed from AWIL to Australand Investments Limited ("**AIL**")

Changes to office holders

With effect from today, the following directors of AHL and APL have been appointed to the board of AIL:

- Mr Tham Kui Seng
- Mr Brendan Crotty
- Mr William John Beerworth
- Lt Gen (Ret'd) Winston Choo
- Mr Ian Farley Hutchinson
- Mr Kee Teck Koon
- Mr Lui Chong Chee

Mr James Glen Service, a director of AHL and APL, will continue as a director of AIL.

With the implementation of the Merger Proposal now complete, Messrs Sam Kavourakis and Lyn Shaddock have notified AIL of their resignation from the board of AIL, effective on 14 October 2005 (being the date on which the redemption proceeds are dispatched to unitholders in APT4 and APT5 whose units were redeemed under the Merger Proposal).

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

Distribution schedule of the numbers of stapled security holders:

	Number of stapled security holders	**Number of stapled securities held**
1 - 1,000	751	489,615
1,001 - 5,000	3,847	11,888,570
5,001 - 10,000	3,373	25,954,280
10,001 - 100,000	4,798	120,264,462
100,001 and over	242	714,368,145
Total	**13,011**	**872,965,072**

Statement of the 20 largest stapled security holders:

	Name	**No. of stapled securities held**	**% of capital held**
1	Ausprop Holdings Limited	367,025,269	42.04
2	Austvale Holdings Ltd	98,278,470	11.26
3	JP Morgan Nominees Australia Limited	34,356,200	3.94
4	Citicorp Nominees Pty Limited <CFS Wsle Property Secs A/C	32,688,131	3.74
5	Westpac Custodian Nominees Limited	30,440,143	3.49
6	National Nominees Limited	11,832,244	1.36
7	RBC Global Services Australia Nominees Pty Limited <PIPooled A/C>	11,602,664	1.33
8	ANZ Nominees Limited <Cash Income A/C>	10,380,451	1.19
9	Citicorp Nominees Pty Limited	9,121,592	1.04
10	Lumar Investments Pty Ltd	8,103,446	0.93
11	HSBC Custody Nominees (Australia) Limited	7,726,527	0.89
12	Cogent Nominees Pty Limited	5,541,514	0.63
13	Diversified United Investment Limited	3,500,000	0.40
14	UBS Private Clients Australia Nominees Pty Ltd	3,173,490	0.36
15	Neweconomy Com Au Nominees Pty Limited <Scrip Lending Coll Mgt A/C>	2,820,000	0.32
16	Milton Corporation Limited	2,802,881	0.32
17	Citicorp Nominees Pty Limited <CFSIL Cwlth Property 1 A/C>	2,730,465	0.31
18	The Central Depository (PTE) Limited	2,426,434	0.28
19	Citicorp Nominees Pty Limited <CFSIL CFS WS Small Comp A/C>	2,222,929	0.25
20	Westpac Financial Services Limited	2,122,522	0.24
	Total	**648,895,372**	**74.33**

Print this page

Miscellaneous
* Asterisks denote mandatory information

RECEIVED

2005 NOV 21 P 12: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Oct-2005 18:15:08
Announcement No.	00070

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "Date of Release of 3rd Quarter 2005 Financial Results"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT-date of release for 2005 3Q results.pdf Total size = **206K** (2048K size limit recommended)

Close Window

82-4507

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004, as amended)

ANNOUNCEMENT

DATE OF RELEASE OF 3rd QUARTER 2005 FINANCIAL RESULTS

CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("CCT") wishes to announce that it will release CCT's financial results for the 3rd Quarter ended 30 September 2005 on Thursday, 20 October 2005.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary

13 October 2005

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Oct-2005 18:40:18
Announcement No.	00084

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "(1) 2005 Third Quarter Unaudited Financial Statement and Distribution Announcement; and (2) CMT's Third Quarter 2005 Distribution Exceeds Forecast by 8.4%"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement and a news release on the above matter. For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.sg
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

82 - 4507

Embargoed for release till
13 October 2005

CAPITAMALL TRUST

2005 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

CAPITAMALL TRUST
2005 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Plaza Singapura Circular dated 20 July 2004, please refer to paragraph 9 of this announcement.

Summary of CMT Results
(1 July 2005 to 30 September 2005)

	Actual	Forecast[1]	Increase / (Decrease)
Gross Revenue (S$'000)	59,365	51,727	14.8%
Net Property Income (S$'000)	37,439	34,409	8.8%
Distributable Income (S$'000)	30,770	28,365	8.4%
Distribution Per Unit (cents) For the period 1 Jul 2005 to 30 Sep 2005	2.55¢	2.35¢	8.4%
Annualised	10.12¢	9.34¢	8.4%

Footnote:
1. *The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 July 2005 to 30 September 2005.*

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	From 1 July 2005 to day immediately prior to the date on which new units will be issued pursuant to the proposed equity fund raising exercise to raise funds for the proposed acquisition of Parco Bugis Junction
Distribution type	Income
Distribution rate	Between 3.35 cents to 3.41 cents per unit, and no less than 3.35 cents per unit.
Book closure date	28 October 2005
Payment date	29 November 2005

82 - 4507

CapitaMall Trust

Embargoed for release till 13 October 2005

CAPITAMALL TRUST

2005 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

CAPITAMALL TRUST
2005 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan DigitaLife Mall. CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 and completed the acquisition of approximately 13.6% and 78.8% of the strata area of Hougang Plaza on 20 June 2005 and 30 June 2005 respectively. On 16 August 2005, CMT acquired an additional unit and increased its share value in the strata area in Hougang Plaza to approximately 96.7%.

On 22 July 2005, the Manager announced that CMT has entered into two separate sale and purchase agreements to acquire Jurong Entertainment Centre and Parco Bugis Junction. The acquisitions are expected to complete in the last quarter of 2005.

CAPITAMALL TRUST
2005 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

1(a)(i) **Statement of total return (3Q 2005 vs 3Q 2004)**

	3Q 2005[1] S$'000	3Q 2004[1] S$'000	Increase / (Decrease) %
Gross rental income	54,740	43,392	26.2
Car park income	1,954	1,446	35.1
Other income	2,671	2,305	15.9
Gross revenue	**59,365**	**47,143**	**25.9**
Property management fees	(2,175)	(1,768)	23.0
Property tax	(5,205)	(4,129)	26.1
Other property operating expenses [2]	(14,546)	(10,015)	45.2
Property operating expenses	**(21,926)**	**(15,912)**	**37.8**
Net property income	**37,439**	**31,231**	**19.9**
Interest income	1,214	1,207	0.6
Asset management fees	(3,781)	(3,037)	24.5
Trust expenses	(337)	(678)	(50.3)
Administrative expenses	**(4,118)**	**(3,715)**	**10.8**
Net income before finance costs	**34,535**	**28,723**	**20.2**
Finance costs	(5,869)	(4,742)	23.8
Net income	**28,666**	**23,981**	**19.5**
Net appreciation on revaluation of investment properties	274,981	-	NM
Total return for the period before taxation	**303,647**	**23,981**	**NM**
Taxation	NA	NA	-
Total return for the period	**303,647**	**23,981**	**NM**

NM - Not meaningful

The review of the performance can be found in paragraph 8.

Footnotes :

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%).*
   Plaza Singapura was acquired on 2 August 2004.
2. *Included as part of the other property operating expenses are the following:*

	3Q 2005 S$'000	*3Q 2004 S$'000*	*Increase / (Decrease) %*
Depreciation and amortisation	*136*	*159*	*(14.5)*
Allowance for doubtful debts and bad debts written off	*-*	*63*	*(100.0)*
Assets written off (Mainly aircon system)	*460*	*-*	*NM*

NM – Not meaningful

Statement of total return (YTD Sep 2005 vs YTD Sep 2004)

	YTD Sep 2005 [1] S$'000	YTD Sep 2004 [1] S$'000	Increase / (Decrease) %
Gross rental income	158,488	112,468	40.9
Car park income	5,552	3,912	41.9
Other income	7,928	6,048	31.1
Gross revenue	**171,968**	**122,428**	**40.5**
Property management fees	(6,328)	(4,531)	39.7
Property tax	(15,586)	(10,448)	49.2
Other property operating expenses [2]	(40,835)	(28,690)	42.3
Property operating expenses	**(62,749)**	**(43,669)**	**43.7**
Net property income	**109,219**	**78,759**	**38.7**
Interest income	3,613	3,791	(4.7)
Asset management fees	(10,685)	(7,684)	39.1
Trust expenses	(1,027)	(1,494)	(31.3)
Administrative expenses	**(11,712)**	**(9,178)**	**27.6**
Net income before finance costs	**101,120**	**73,372**	**37.8**
Finance costs	(15,961)	(10,276)	55.3
Net income	**85,159**	**63,096**	**35.0**
Net appreciation on revaluation of investment properties	274,981	-	NM
Total return for the period before taxation	**360,140**	**63,096**	**NM**
Taxation	NA	NA	-
Total return for the period	**360,140**	**63,096**	**NM**

NM - Not meaningful

The review of the performance can be found in paragraph 8.

Footnotes :

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%).*
   Plaza Singapura was acquired on 2 August 2004.
2. *Included as part of the other property operating expenses are the following:*

	YTD Sep 2005 S$'000	*YTD Sep 2004 S$'000*	*Increase / (Decrease) %*
Depreciation and amortisation	*315*	*495*	*(36.4)*
Allowance for doubtful debts and bad debts written off	*11*	*168*	*(93.5)*
Assets written off (Mainly PA system and aircon system {2005} and escalators {2004})	*661*	*633*	*4.4*

1(a)(ii) **Distribution statement (3Q 2005 vs 3Q 2004)**

	3Q 2005[1] S$'000	3Q 2004[1] S$'000	Increase / (Decrease) %
Net income before tax	28,666	23,981	19.5
Net effect of non-tax deductible items (Note A)	2,104	2,344	(10.2)
Taxable income available for distribution to unitholders	**30,770**	**26,325**	**16.9**
Note A			
Non-tax deductible items			
- Asset management fees (performance component payable in units)	*1,733*	*1,548*	*12.0*
- Trustee's fees	*208*	*163*	*27.6*
- Temporary differences and other adjustments	*163*	*633*	*(74.2)*
Net effect of non-tax deductible items	*2,104*	*2,344*	*(10.2)*

Distribution statement (YTD Sep 2005 vs YTD Sep 2004)

	YTD Sep 2005[1] S$'000	YTD Sep 2004[1] S$'000	Increase / (Decrease) %
Net income before tax	85,159	63,096	35.0
Net effect of non-tax deductible items (Note A)	5,769	5,012	15.1
Taxable income available for distribution to unitholders	**90,928**	**68,108**	**33.5**
Note A			
Non-tax deductible items			
- Asset management fees (performance component payable in units)	*5,102*	*3,871*	*31.8*
- Trustee's fees	*566*	*375*	*50.9*
- Temporary differences and other adjustments	*101*	*766*	*(86.8)*
Net effect of non-tax deductible items	*5,769*	*5,012*	*15.1*

Footnote:

1. Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%).

Plaza Singapura was acquired on 2 August 2004.

1(b)(i) **Balance sheet**

As at 30 Sep 2005 vs 31 Dec 2004

	30 Sep 2005 S$'000	31 Dec 2004 S$'000	Increase / (Decrease) %
Non-current assets			
Plant & equipment	394	389	1.3
Investment properties [1]	2,653,430	2,234,950	18.7
Investment in securities	58,000	58,000	-
Total non-current assets	**2,711,824**	**2,293,339**	**18.2**
Current assets			
Trade & other receivables [2]	17,397	9,311	86.8
Cash & cash equivalents [3]	15,528	47,191	(67.1)
Total current assets	**32,925**	**56,502**	**(41.7)**
Less current liabilities			
Trade & other payables	55,212	52,563	5.0
Interest bearing loan [4]	129,800	-	NM
Provision for taxation	367	367	-
Total current liabilities	**185,379**	**52,930**	**250.2**
Net current (liabilities)/assets	**(152,454)**	**3,572**	**NM**
Less non-current liabilities			
Interest bearing loan	660,000	660,000	-
Other non-current liabilities	30,589	26,258	16.5
Total non-current liabilities	**690,589**	**686,258**	**0.6**
Net assets	**1,868,781**	**1,610,653**	**16.0**
Unitholders' funds [5]	**1,868,781**	**1,610,653**	**16.0**

NM - Not meaningful

Footnotes:

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%).*
   The increase was also due to the increase in property value for the existing properties based on independent valuations performed as at 21 July 2005.
2. *The increase was mainly due to a $6.8 million deposit paid for the acquisition of Jurong Entertainment Centre.*

3. *The decrease was mainly due to the distributions to Unitholders and capital expenditure for asset enhancement works.*
4. *The short-term borrowing was taken up to finance the acquisition of Sembawang Shopping Centre, approximately 96.7% of the strata area of Hougang Plaza and the deposit for the acquisition of Jurong Entertainment Centre.*
5. *The increase was mainly due to the revaluation surplus from the increase in property value for the existing properties based on independent valuations performed as at 21 July 2005.*

1(b)(ii) Aggregate amount of borrowings and debt securities

	30 Sep 2005 S$'000	31 Dec 2004 S$'000
Secured borrowings		
Amount repayable after one year	660,000	660,000
Unsecured borrowings		
Amount repayable in one year or less, or on demand	129,800	-
	789,800	660,000

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) **Cash flows statement (3Q 2005 vs 3Q 2004)**

	3Q 2005[1] S$'000	3Q 2004[1] S$'000
Operating activities		
Net income before tax	28,666	23,981
Adjustments for:		
Interest income	(1,214)	(1,207)
Finance costs	5,869	4,742
Write-off of assets	460	-
Allowance for doubtful receivables	-	63
Depreciation and amortization	157	142
Asset management fees paid/payable in units	1,733	1,547
Operating income before working capital changes	35,671	29,268
Changes in working capital:		
Trade and other receivables	725	(3,590)
Trade and other payables	2,756	686
Security deposits	1,500	449
Cash generated from operating activities	**40,652**	**26,813**
Investing activities		
Interest received	2,374	2,577
Net cash outflow on purchase of investment properties	(11,473)	(487,469)
Capital expenditure on investment properties	(8,814)	(9,430)
Purchase of plant and equipment	(72)	(131)
Cash flows from investing activities	**(17,985)**	**(494,453)**
Financing activities		
Proceeds from issue of new units	-	238,140
Payment of issue and financing expenses	-	(5,834)
Proceeds from interest-bearing loans and borrowings	17,000	335,000
Repayment of short-term borrowings	(10,200)	(55,703)
Distribution to unitholders	(30,245)	(49,097)
Interest paid	(5,833)	(2,564)
Cash flows from financing activities	**(29,278)**	**459,942**
Net decrease in cash and cash equivalent	**(6,611)**	**(7,698)**
Cash and cash equivalent at beginning of period	**22,139**	**42,537**
Cash and cash equivalent at end of period	**15,528**	**34,839**

CAPITAMALL TRUST
2005 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

Footnote :

1. Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%).
Plaza Singapura was acquired on 2 August 2004.

Cash flows statement (YTD Sep 2005 vs YTD Sep 2004)

	YTD Sep 2005 [1] S$'000	YTD Sep 2004 [1] S$'000
Operating activities		
Net income before tax	85,159	63,096
Adjustments for:		
Interest income	(3,613)	(3,791)
Finance costs	15,961	10,276
Write-off of assets	661	633
Allowance for doubtful receivables	11	168
Depreciation and amortization	374	486
Asset management fee paid/payable in units	5,102	3,870
Operating income before working capital changes	103,655	74,738
Changes in working capital:		
Trade and other receivables	(2,229)	(4,667)
Trade and other payables	11,303	3,866
Security deposits	2,850	1,521
Cash generated from operating activities	**115,579**	**75,458**
Investing activities		
Interest received	4,813	2,596
Payment of upfront land premium on investment property	-	(55,703)
Net cash outflow on purchase of investment properties	(127,422)	(487,469)
Capital expenditure on investment properties	(29,516)	(21,146)
Purchase of plant and equipment	(138)	(239)
Cash flows from investing activities	**(152,263)**	**(561,961)**

CAPITAMALL TRUST
2005 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

	YTD Sep 2005 [1] S$'000	YTD Sep 2004 [1] S$'000
Financing activities		
Proceeds from issue of new units	-	238,140
Payment of issue and financing expenses	-	(5,970)
Proceeds from interest-bearing loans and borrowings	140,000	335,000
Repayment of short-term borrowings	(10,200)	-
Distribution to unitholders	(108,960)	(87,070)
Interest paid	(15,819)	(8,161)
Cash flows from financing activities	**5,021**	**471,939**
Net decrease in cash and cash equivalent	**(31,663)**	**(14,564)**
Cash and cash equivalent at beginning of period	**47,191**	**49,403**
Cash and cash equivalent at end of period	**15,528**	**34,839**

Footnote :

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%).*
   Plaza Singapura was acquired on 2 August 2004.

1(d)(i) **Statement of changes in unitholders' funds (3Q 2005 vs 3Q 2004)**

As at 30 Sep 2005 vs 30 Sep 2004

	3Q 2005 [1] S$'000	3Q 2004 [1] S$'000
Balance as at beginning of period	**1,593,645**	**975,618**
Operations		
Net income after tax	28,666	23,981
Net appreciation on revaluation of investment properties	274,981	-
Net increase in net assets resulting from operations	**303,647**	**23,981**

	3Q 2005 [1] S$'000	3Q 2004 [1] S$'000
Unitholders' transactions		
Creation of units		
- proceeds from placement [2]	-	238,140
- consideration paid in units [3]	-	238,140
- management fee paid in units	152	1,260
Units to be issued as satisfaction of the portion of asset management fees payable in units	1,582	-
Issue expenses [4]	-	(5,796)
Distribution to unitholders [5]	(30,245)	(49,097)
Net (decrease) / increase in net assets resulting from unitholders' transactions	**(28,511)**	**422,647**
Balance as at end of period	**1,868,781**	**1,422,246**

Footnotes:

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%).*
   Plaza Singapura was acquired on 2 August 2004.
2. *147.0 million new units were issued via a capital raising exercise on 2 August 2004 to part finance the acquisition of Plaza Singapura.*
3. *147.0 million new units were issued on 2 August 2004 as consideration to part finance the acquisition of Plaza Singapura.*
4. *This comprised mainly underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the acquisition of Plaza Singapura on 2 August 2004.*
5. *For 3Q 2005, refers to distribution for the period 1 April 2005 to 30 June 2005 paid in August 2005.*
   For 3Q 2004, refers to distribution for the period 1 January 2004 to 1 August 2004 paid in August 2004.

Statement of changes in unitholders' funds (YTD Sep 2005 vs YTD Sep 2004)

As at 30 Sep 2005 vs 30 Sep 2004

	YTD Sep 2005 [1] S$'000	YTD Sep 2004 [1] S$'000
Balance as at beginning of period	**1,610,653**	**972,443**
Operations		
Net income after tax	85,159	63,096
Net appreciation on revaluation of investment properties	274,981	-
Net increase in net assets resulting from operations	**360,140**	**63,096**
Unitholders' transactions		
Creation of units		
- proceeds from placement [2]	-	238,140
- consideration paid in units [3]	-	238,140
- management fee paid in units	5,366	3,359
Units to be issued as satisfaction of the portion of asset management fees payable in units	1,582	-
Issue expenses[4]	-	(5,862)
Distribution to unitholders [5]	(108,960)	(87,070)
Net (decrease)/increase in net assets resulting from unitholders' transactions	**(102,012)**	**386,707**
Balance as at end of period	**1,868,781**	**1,422,246**

Footnotes:

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%).*
   Plaza Singapura was acquired on 2 August 2004.
2. *147.0 million new units were issued via a capital raising exercise on 2 August 2004 to part finance the acquisition of Plaza Singapura.*
3. *147.0 million new units were issued on 2 August 2004 as consideration to part finance the acquisition of Plaza Singapura.*
4. *This comprised mainly underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the acquisition of Plaza Singapura on 2 August 2004.*
5. *For YTD Sep 2005, refers to distribution for the period 2 August 2004 to 31 December 2004 paid in February 2005, distribution for the period 1 January 2005 to 31 March 2005 paid in May 2005 and distribution for the period 1 April 2005 to 30 June 2005 paid in August 2005.*
   For YTD Sep 2004, refers to distribution for the period 26 June 2003 to 31 December 2003 paid in February 2004 and distribution for the period 1 January 2004 to 1 August 2004 paid in August 2004.

1(d)(ii) **Details of any change in the issued and issuable units (3Q 2005 vs 3Q 2004)**

	3Q 2005 Units	3Q 2004 Units
Issued units as at beginning of period	**1,204,982,446**	**907,530,087**
New units issued :		
- As payment of asset management fees [1]	648,420	754,597
- For acquisition of Plaza Singapura [2]	-	294,000,000
Issued units as at end of period	**1,205,630,866**	**1,202,284,684**
New units to be issued :		
- As payment of asset management fees [3]	667,826	-
Total issued and issuable units as at end of period	**1,206,298,692**	**1,202,284,684**

Footnotes:

1. *These were the performance component of the asset management fees for 2Q 2005 and 2Q 2004 which were issued in August 2005 & August 2004 respectively.*
2. *These were the new units issued to part finance the acquisition of Plaza Singapura on 2 August 2004.*
3. *This is the performance component of the asset management fees for 3Q 2005 which will be issued in November 2005.*

Details of any change in the issued and issuable units (YTD Sep 2005 vs YTD Sep 2004)

	YTD Sep 2005 Units	YTD Sep 2004 Units
Issued units as at beginning of period	**1,203,200,009**	**906,063,427**
New units issued :		
- As payment of asset management fees [1]	2,430,857	2,221,257
- For acquisition of Plaza Singapura [2]	-	294,000,000
Issued units as at end of period	**1,205,630,866**	**1,202,284,684**
New units to be issued :		
- As payment of asset management fees [3]	667,826	-
Total issued and issuable units as at end of period	**1,206,298,692**	**1,202,284,684**

Footnotes:

1. *For YTD Sep 2005, refers to the performance component of the asset management fees for 4Q 2004, 1Q 2005 and 2Q 2005 which were issued in February 2005, May 2005 and August 2005 respectively.*
   For YTD Sep 2004, refers to the performance component of the asset management fees for 4Q 2003, 1Q 2004 and 2Q 2004 which were issued in February 2004, April 2004 and August 2004 respectively.
2. *These were the new units issued to part finance the acquisition of Plaza Singapura on 2 August 2004.*
3. *For YTD Sep 2005, refers to the performance component of the asset management fees for 3Q 2005 which will be issued in November 2005.*

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the period ended 31 December 2004.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

There are no significant changes in the accounting policies and methods of computation.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (3Q 2005 vs 3Q 2004)

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.
In computing the DPU, the number of units as at the end of each period is used.

	3Q 2005	1 Jul – 1 Aug 2004	2 Aug – 30 Sep 2004	3Q 2004
Weighted average number of units in issue	1,205,391,233	907,530,087	1,197,359,531	1,096,549,289
Earnings per unit ("EPU")				
Based on the weighted average number of units in issue	2.38¢	0.78¢	1.41¢	2.19¢
Based on fully diluted basis	2.38¢	0.78¢	1.41¢	2.19¢
Number of units in issue at end of period	1,205,630,866	907,530,087	1,202,284,684	NM
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	2.55¢	0.81¢	1.57¢	2.38¢

Footnote:
1. *EPU is calculated based on net income after tax.*

CAPITAMALL TRUST
2005 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

	YTD Sep 2005	1 Jan – 1 Aug 2004	2 Aug – 30 Sep 2004	YTD Sep 2004
Weighted average number of units in issue	1,204,637,922	906,996,344	1,197,359,531	970,579,523
Earnings per unit ("EPU")				
Based on the weighted average number of units in issue	7.07¢	5.09¢	1.41¢	6.50¢
Based on fully diluted basis	7.07¢	5.09¢	1.41¢	6.50¢
Number of units in issue at end of period	1,205,630,866	907,530,087	1,202,284,684	NM
Distribution per unit ("DPU") Based on the number of units in issue at end of period	7.53¢	5.41¢	1.57¢	6.98¢

Footnote:
1. *EPU is calculated based on net income after tax.*

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	30/09/2005	31/12/2004
NAV per unit	$1.55	$1.34
Adjusted NAV per unit (excluding the distributable income)	$1.52	$1.30

8 **Review of the performance**

	3Q 2005 S$'000	3Q 2004 S$'000	2Q 2005 S$'000	YTD Sep 2005 S$'000	YTD Sep 2004 S$'000
Income statement					
Gross revenue	**59,365**	47,143	**57,412**	**171,968**	122,428
Property operating expenses	(21,926)	(15,912)	(21,029)	(62,749)	(43,669)
Net property income	**37,439**	31,231	**36,383**	**109,219**	78,759
Interest income	1,214	1,207	1,224	3,613	3,791
Administrative expenses	(4,118)	(3,715)	(3,829)	(11,712)	(9,178)
Finance costs	(5,869)	(4,742)	(5,147)	(15,961)	(10,276)
Net income before tax	**28,666**	**23,981**	**28,631**	**85,159**	**63,096**

CAPITAMALL TRUST
2005 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

	3Q 2005	3Q 2004	2Q 2005	YTD Sep 2005	YTD Sep 2004
	S$'000	S$'000	S$'000	S$'000	S$'000
Distribution statement					
Net income before tax	28,666	23,981	28,631	85,159	63,096
Net effect of non-tax deductible items	2,104	2,344	1,691	5,769	5,012
Taxable income available for distribution to unitholders	**30,770**	**26,325**	**30,322**	**90,928**	**68,108**
Distribution per unit (in cents)					
For the period	**2.55¢**	2.38¢	**2.51¢**	**7.53¢**	6.98¢
Annualised	**10.12¢**	9.47¢	**10.07¢**	**10.07¢**	9.32¢

3Q 2005 vs 3Q 2004

Gross revenue for 3Q 2005 was S$59.4 million, an increase of S$12.2 million or 25.9% over 3Q 2004. This was mainly due to a full three months gross revenue of S$15.5 million from Plaza Singapura for 1 July 2005 to 30 September 2005 vs S$9.1 million for 2 August 2004 (date of acquisition) to 30 September 2004. The higher revenue was also due to contributions of S$2.4 million from Hougang Plaza and Sembawang Shopping Centre which were acquired in 2005, higher rental income arising from higher rental rates achieved by the malls on new and renewal leases, income from new areas created at Junction 8 and higher income from other income initiatives.

Property operating expenditure for 3Q 2005 was S$21.9 million, an increase of S$6.0 million or 37.8% from 3Q 2004. This was mainly due to expenses for full three months of S$4.3 million from Plaza Singapura for 1 July 2005 to 30 September 2005 compared to S$2.3 million from 2 August 2004 to 30 September 2004, expenses of S$0.9 million from Hougang Plaza and Sembawang Shopping Centre which were acquired in 2005, non-recurring maintenance expenses in J8 and IMM, as well as higher advertising and promotional expenditure.

Interest income for 3Q 2005 was S$1.2 million. This was mainly due to the interest derived from the investment in Class E bonds of CapitaRetail Singapore Limited.

Administrative expenses for 3Q 2005 were S$4.1 million, an increase of S$0.4 million or 10.8% over the corresponding period. This was mainly due to an increase in asset management fees as a result of the higher revenue generated and higher property values under management.

Finance costs were S$5.9 million for the period, an increase of S$1.1 million or 23.8% from 3Q 2004. This was mainly due to the additional borrowings of S$129.8 million taken up to finance the acquisition of Hougang Plaza and Sembawang Shopping Centre and to pay the deposit for Jurong Entertainment Centre.

3Q 2005 vs 2Q 2005

Gross revenue for 3Q 2005 was S$2.0 million or 3.4% higher compared with 2Q 2005. This was mainly due to the acquisition of Hougang Plaza and Sembawang Shopping Centre.

Similarly, property operating expenditure was S$0.9 million or 4.3% higher than 2Q 2005 mainly due to the acquisition of Hougang Plaza and Sembawang Shopping Centre.

Finance costs were S$0.7 million or 14.0% higher compared with 2Q 2005 mainly due to the additional borrowings of S$129.8 million taken up to finance the acquisition of Hougang Plaza and Sembawang Shopping Centre and to pay the deposit for the acquisition of Jurong Entertainment Centre.

YTD Sep 2005 vs YTD Sep 2004

Gross revenue for the period was S$172.0 million, an increase of $49.5 million or 40.5% higher from YTD September 2004. The increase was mainly due to revenue of S$45.7 million from Plaza Singapura for 1 January 2005 to 30 September 2005 against S$9.1 million for 2 August 2004 to 30 September 2004. The higher revenue was also due to contributions of S$2.8 million from Hougang Plaza and Sembawang Shopping Centre which were acquired in 2005, higher rental income achieved by the malls as a result of higher rental rates achieved on new and renewal leases, income from new areas created at Junction 8, as well as higher income from other income initiatives.

Property operating expenditure for the period was S$62.7 million, an increase of S$19.1 million or 43.7% from YTD September 2004. The higher operating expenses were mainly due to S$13.1 million from Plaza Singapura for 1 January 2005 to 30 September 2005 against S$2.3 million for 2 August 2004 to 30 September 2004. Higher expenses were also due to expenses from Hougang Plaza and Sembawang Shopping Centre which were acquired in 2005, non-recurring maintenance expenses incurred in J8 and IMM and higher property tax as a result of higher revenue achieved.

Administrative expenses for YTD September 2005 were S$11.7 million, an increase of S$2.5 million or 27.6% over the corresponding period. This was mainly due to an increase in asset management fees as a result of higher revenue generated and higher property values under management.

Finance costs were S$16.0 million for the period, S$5.7 million or 55.3% higher than YTD September 2004. This was mainly due to the additional borrowings of S$335 million taken up on 2 August 2004 to part finance the acquisition of Plaza Singapura as well as the bridge loan of S$129.8 million taken up in 2005 to fund the acquisition of Hougang Plaza and Sembawang Shopping Centre and to pay the deposit for the acquisition of Jurong Entertainment Centre.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Income statement (Actual vs Forecast)

	Actual 3Q 2005 S$'000	Forecast 3Q 2005[1] S$'000	Increase / (Decrease) %
Gross rental income	54,740	48,812	12.1
Car park income	1,954	1,630	19.9
Other income	2,671	1,285	107.9
Gross revenue	**59,365**	**51,727**	14.8
Property management fees	(2,175)	(1,916)	13.5
Property tax	(5,205)	(4,427)	17.6
Other property operating expenses	(14,546)	(10,975)	32.5
Property operating expenses	**(21,926)**	**(17,318)**	26.6
Net property income	**37,439**	**34,409**	8.8
Interest income	1,214	1,294	(6.2)
Asset management fees	(3,781)	(3,224)	17.3
Trust expenses	(337)	(542)	(37.8)
Administrative expenses	**(4,118)**	**(3,766)**	9.3
Net income before finance costs and tax	**34,535**	**31,937**	8.1
Finance costs	(5,869)	(5,488)	6.9
Net income before tax	**28,666**	**26,449**	8.4

Footnote:
1. *The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 July 2005 to 30 September 2005.*

9(ii) Distribution statement (Actual vs Forecast)

	Actual 3Q 2005 S$'000	Forecast 3Q 2005[1] S$'000	Increase / (Decrease) %
Net income before tax	28,666	26,449	8.4
Net effect of non-tax deductible items	2,104	1,916	9.8
Taxable income available for distribution to unitholders	**30,770**	**28,365**	**8.4**
Distribution per unit (in cents)			
For the period	**2.55¢**	**2.35¢**	**8.4**
Annualised	**10.12¢**	**9.34¢**	**8.4**

Footnote:
1. *The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 July 2005 to 30 September 2005.*

CAPITAMALL TRUST
2005 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

	Actual 3Q 2005 S$'000	Forecast 3Q 2005[1] S$'000	Increase / (Decrease) %
9(iii) **Breakdown of gross revenue**			
Tampines Mall	12,696	12,145	4.5
Junction 8	9,952	9,192	8.3
Funan DigitaLife Mall	5,588	5,291	5.6
IMM Building	13,252	10,108	31.1
Plaza Singapura	15,455	14,991	3.1
Hougang Plaza & Sembawang Shopping Centre	2,422	-	NM
Gross revenue	**59,365**	**51,727**	**14.8**

Footnote:
1. *The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 July 2005 to 30 September 2005.*

	Actual 3Q 2005 S$'000	Forecast 3Q 2005[1] S$'000	Increase / (Decrease) %
9(iv) **Breakdown of net property income**			
Tampines Mall	8,942	8,585	4.2
Junction 8	6,482	6,265	3.5
Funan DigitaLife Mall	3,365	3,120	7.9
IMM Building	5,887	5,344	10.2
Plaza Singapura	11,200	11,095	0.9
Hougang Plaza & Sembawang Shopping Centre	1,563	-	NM
Net property income	**37,439**	**34,409**	**8.8**

Footnote:
1. *The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 July 2005 to 30 September 2005.*

9(v) **Review of the performance**

Gross revenue for the period from 1 July 2005 to 30 September 2005 was S$59.4 million, an increase of S$7.6 million or 14.8% over forecast for the same period. The higher revenue was mainly due to higher rental rates achieved on new and renewal leases, the acquisition of Hougang Plaza and Sembawang Shopping Centre, and higher revenue from IMM Building as a result of the rescheduling of the asset enhancement works which was forecast to commence in January 2005. As a result of the reschedule, some tenants which were forecast to be affected by the asset enhancement works were renewed at preceding rents.

Property operating expenses for the quarter were S$21.9 million, an increase of S$4.6 million or 26.6% over forecast. This was mainly due to higher property tax, higher advertising and promotional expenditure and non-recurring maintenance expenses.

As a result of the above, net property income for 1 July 2005 to 30 September 2005 increased by S$3.0 million or 8.8% over forecast.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Singapore economy registered a growth in real GDP to 5.2% in 2Q 2005, from 2.7% in 1Q 2005. Growth momentum, on an annualised quarter-on-quarter basis accelerated to 18.0% after a 4.6% contraction in 1Q 2005. Total demand increased by 7.5% in 2Q 2005 compared to 8.3% in 1Q 2005. This was due to a contraction of domestic demand by 2.0% as well as a moderation of growth of external demand to 10.8%.

All major sectors, except transport and communication, registered better growth in 2Q 2005. Retail sales, excluding motor vehicles, grew by 6.9% this quarter compared with last quarter's growth of 5.2% while hotel and restaurants registered growth of 5.3% in 2Q 2005 compared to 2.4% in 1Q 2005 due to a strong growth in regional tourist spending.

For the 1H 2005, the Singapore economy grew by 4.0% mainly due to a better performance in 2Q 2005. This momentum is expected to continue for the remaining half of 2005. In view of this, growth this year is projected to be between 3.5% to 4.5%. The retail property market is expected to remain resilient with rentals expected to be stable and with possible rental improvement expected for better managed malls.

Outlook for 2005

The manager of CMT is optimistic to exceed the projected annualised distribution per unit for 2005 as stated in the Parco Bugis Junction Circular dated 16 September 2005, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	: Distribution for the period from 1 July 2005 to the day immediately prior to the date on which new units will be issued pursuant to the proposed equity funds raising exercise to raise funds for the proposed acquisition of Parco Bugis Junction (See the CMT circular dated 16 September 2005 (herein referred to as the "Circular") issued in connection with the Extraordinary General Meeting to be held on 6 October 2005.)
Distribution type	: Income
Distribution rate	: Between 3.35 cents to 3.41 cents per unit, and no less than 3.35 cents per unit. The actual distribution to be confirmed.
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction

		of tax at the rate of 20%.
	Remarks	: Please see the Circular for further details about the distribution, including the rationale for it being in respect of the period from 1 July 2005 to the day immediately prior to the date on which new units will be issued pursuant to the equity fund raising instead of the original scheduled period from 1 July 2005 to 30 September 2005.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? No

11(c) Date payable : 29 November 2005

11(d) Book closure date : 28 October 2005

12 <u>If no distribution has been declared/recommended, a statement to that effect</u>

NA

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Michelle Koh

Company Secretary

13 October 2005

CapitaMall Trust

News Release

13 October 2005
For Immediate Release

CMT's Third Quarter 2005 Distribution Exceeds Forecast[1] by 8.4%

Singapore, 13 October 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income of S$30.8 million to unitholders of CMT ("Unitholders") for the period from 1 July 2005 to 30 September 2005 ("Third Quarter 2005"). This is an increase of S$2.4 million over the forecast distributable income[1] of S$28.4 million for Third Quarter 2005. Distribution Per unit in CMT ("DPU") for Third Quarter 2005 is 2.55 cents (10.12 cents on an annualised basis), which is 8.4% higher than the forecast[1] DPU of 2.35 cents for Third Quarter 2005 (9.34 cents on an annualised basis). When compared against the same period in 2004, the DPU registered an increase of 6.9% from 9.47 cents (on an annualised basis) to 10.12 cents (on an annualised basis). Given this Third Quarter 2005 DPU, the annualised distribution yield of units in CMT ("Units") is 4.15%, based on the closing price of S$2.44 per Unit on 12 October 2005.

CMT's policy is to distribute its distributable income on a quarterly basis to Unitholders. The next distribution was originally scheduled to take place in respect of CMT's distributable income for Third Quarter 2005 (the "Scheduled Distribution"). However, in conjunction with the equity fund raising exercise to raise funds for, *inter alia,* the acquisition of Parco Bugis Junction, CMTML intends to declare, in lieu of the Scheduled Distribution, a distribution of CMT's distributable income for the period from 1 July 2005 to the day immediately prior to the date on which new Units are issued under the equity fund raising (the "Cumulative Distribution"). The next distribution thereafter will comprise CMT's distributable income for the period from the day that new Units are issued pursuant to the equity fund raising to 31 December 2005. Quarterly distributions will resume thereafter.

[1] Based on the profit forecast and projection, together with the accompanying assumptions, in the CMT Circular dated 20 July 2004.

The manager expects the equity fund raising and the acquisition of Parco Bugis Junction to be completed by early-November 2005. The current expectation of CMTML is that the DPU under the Cumulative Distribution will be between 3.35 cents to 3.41 cents, and no less than 3.35 cents[2]. The Cumulative Distribution is expected to be paid by 29 November 2005.

Summary of CMT Results
(Third Quarter 2005)

	Actual	Forecast[1]	Variance	
			Amount	%
Gross Revenue (S$'000)	59,365	51,727	7,638	14.8
Net Property Income (S$'000)	37,439	34,409	3,030	8.8
Distributable Income to Unitholders (S$'000)	30,770	28,365	2,405	8.4
Distribution Per Unit (cents) For the period 1 Jul 2005 to 30 Sept 2005	2.55¢	2.35¢	0.20¢	8.4%
Annualised	**10.12¢**	**9.34¢**	**0.78¢**	**8.4%**
Distribution Yield - S$2.35 per unit (closing as at 30 Sept 2005)	**4.31%**	**3.98%**	**0.33%**	**8.4%**
- S$2.44 per unit (closing as at 12 Oct 2005)	**4.15%**	**3.83%**	**0.32%**	**8.4%**

Mr Pua Seck Guan, CEO of CMTML, said, "We are pleased that CMT has once again outperformed forecasts to deliver increased returns to Unitholders. Our proactive asset cum retail management expertise, strong pipeline of quality assets with substantial value creation opportunities, coupled with our successfully asset enhancements execution track record, put us in good stead to deliver stable distributions and sustainable total returns to Unitholders going forward."

CMT's gross revenue for Third Quarter 2005 was S$59.4 million. This is an increase of S$7.6 million or 14.8% over the forecast gross revenue[1] for Third Quarter 2005. Gross revenue at all malls across CMT's portfolio performed better than forecast[1]. In particular, IMM Building's gross revenue registered an increase of 31.1% or S$3.1 million against the forecast[1] due to the continuing rental stream from tenants who would have otherwise been affected by the asset enhancement works which has been rescheduled to a later part of this year so as to encompass an enlarged scope of work. In addition, CMT

[2] The actual DPU will be announced on or about 18 November 2005, after the management accounts of CMT for the relevant period have been finalised.

benefited from rents from recently acquired properties such as Hougang Plaza Units[3] and Sembawang Shopping Centre. CMT's net property income for Third Quarter 2005 also exceeded the forecast net property income[1] for Third Quarter 2005 presenting an increase of 8.8% or S$3.0 million. Net property income at all malls across the portfolio also outperformed forecast[1].

Acquisition of Parco Bugis Junction & Equity Fund Raising

CMTML has already obtained Unitholders' approval at the Extraordinary General Meeting held on 6 October 2005 for the acquisition of Parco Bugis Junction, the retail component within the integrated mixed development of Bugis Junction. In addition, Unitholders' approval has also been obtained for, among other things, the proposed issue of new Units so as to raise gross proceeds arising from the issue of up to 172,700,000 new units or S$406.0 million in gross proceeds, whichever is higher, for offer and placement to existing Unitholders and new investors.

About CapitaMall Trust

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of seven quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza Units and Sembawang Shopping Centre. With a market capitalisation of over S$2.9 billion as at 12 October 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

IMPORTANT NOTICE

The information contained in this press release does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaMall Trust ("**CMT**", and units in CMT, "**Units**") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The past performance of CMT is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

[3] Comprising 96.7% of the total share values in Hougang Plaza.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

A circular dated 16 September 2005 (the "**Unitholders' Circular**") setting out the details of the proposed equity fund raising and the proposed acquisition of Parco Bugis Junction together with the notice of an extraordinary general meeting of Unitholders has been despatched to Unitholders. This press release is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this press release adopt the meanings in the Unitholders' Circular.

An offer information statement and a wrap-around document (together, the "**Circular**") in relation to the offer of new Units ("**New Units**") will also be made available is an offer is made subsequent to approval by the Unitholders for the acquisition of Parco Bugis Junction and the equity fund raising. Any such Circular is expected to be available and a copy may be obtained on request, subject to availability, from such underwriters as may be appointed for the equity fund raising. A potential investor should read the Circular before deciding whether to subscribe for or purchase the New Units. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

Neither this press release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This document, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CapitaMall Trust.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

82 - 4507

CapitaMall Trust

THIRD QUARTER 2005 FINANCIAL RESULTS PRESENTATION

CapitaMall Trust

13 October 2005

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CMT Circular to Unitholders dated 20 July 2004. This shall be read in conjunction with paragraph 9 of CMT 2005 Third Quarter Unaudited Financial Statement SGX announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

Financial Highlights

Financial Results : 3Q 2005 (1 Jul – 30 Sept 2005)

Distribution Per Unit of 2.55 cents Exceeds Forecast by 8.4%

1 Jul to 30 Sept 2005	Actual	Forecast[1]	Variance	Change%
Distributable income	S$30.77 m	S$28.37 m	+ S$2.40 m	+ 8.4
Distribution per unit	2.55¢	2.35¢	+ 0.20¢	+ 8.4
Annualised distribution per unit	10.12¢	9.34¢	+ 0.78¢	+ 8.4
Annualised distribution yield (Based on unit price of S$2.44 on 12 October 2005)	4.15%	3.83%	+ 0.32%	+ 8.4

Summary of renewals/new leases[2]:
(1 January – 30 September 2005)

- **Achieved vs preceding rental rates** + 11.3%
- **Achieved vs forecast rental rates[3]** + 5.6%

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Only renewal of retail units not budgeted to be affected by AEI works were taken into account, 96 units originally budgeted to be affected by AEI works at IMM Building Level 2 and Level 3 were excluded from the analysis.
3. Forecast rental rates is the basis for forecast shown in the CMT Circular dated 20 Jul 2004.

Financial Results : DPU Comparison

3Q 2005 Distribution Per Unit Increased 6.9% over 3Q 2004

	3Q 2005	3Q 2004	Variance	Change%
Annualised distribution per unit	10.12¢	9.47¢	+ 0.65¢	+ 6.9
Annualised distribution yield (Based on unit price of S$2.44 on 12 October 2005)	4.15%	3.88%	+ 0.27%	+ 6.9

Consistently Outperformed DPU Forecasts

	Original Forecast (Annualised)	Revised Forecast (Annualised)	Actual Paid (Annualised)	Variance from Forecast
2002	6.78 ¢ [1]	NA	7.35 ¢	⬆ 8%
1H 2003	6.96 ¢ [2]	NA	7.51 ¢	⬆ 8%
2H 2003	6.96 ¢ [2]	8.04 ¢ [5]	8.53 ¢	⬆ 6%
1H 2004	8.14 ¢ [3]	8.59 ¢ [6]	9.25 ¢	⬆ 8%
2H 2004	8.14 ¢ [3]	9.21 ¢ [7]	9.80 ¢	⬆ 6%
1Q 2005	9.34 ¢ [4]	NA	10.02 ¢	⬆ 7%
2Q 2005	9.34 ¢ [4]	NA	10.07 ¢	⬆ 8%
3Q 2005	9.34 ¢ [4]	NA	10.12 ¢	⬆ 8.4%

1. Annualised forecast based on the forecast shown in the CMT Offering Circular dated 28 Jun 2002.
2. Based on the forecast shown in the CMT Offering Circular dated 28 Jun 2002.
3. Based on the forecast shown in the CMT Circular dated 11 Jun 2003.
4. Based on the forecast shown in the CMT Circular dated 20 Jul 2004.
5. Based on the forecast shown in the CMT Circular dated 11 Jun 2003, for all the properties, excluding Plaza Singapura, for the period Jun to Dec 2003, pro-rated for the period from 26 Jun to 31 Dec 2003.
6. Based on the forecast shown in the CMT Circular dated 11 Jun 2003 (and subsequently updated in the CMT Offer Information Statement dated 9 Dec 2003) for all the properties, excluding Plaza Singapura, for the financial year ended 31 Dec 2004, pro-rated for the period from 1 Jan to 1 Aug 2004.
7. Based on the forecast shown in the CMT Circular dated 20 Jul 2004, for all the properties including Plaza Singapura, for the period 1 Aug to 31 Dec 2004, pro-rated for the period from 2 Aug to 31 Dec 2004.

CapitaMall Trust

Distribution Details

Distribution Period	1 July 2005 to the day immediately prior to the date on which new units are issued under the Equity Fund Raising for Parco Bugis Junction
Distribution	Between 3.35 cents to 3.41 cents per unit

Distribution Timetable

Notice of Cumulative Distribution Book Closure Date	13 October 2005
Last Day of Trading on "cum" Basis	25 October 2005, 5.00 pm
Ex-Date	26 October 2005, 9.00 am
Cumulative Distribution Book Closure Date	28 October 2005, 5.00 pm
Cumulative Distribution Payment Date	29 November 2005

CapitaMall Trust

82 - 4507

CapitaMall Trust

Financial Results

Distribution Statement : 3Q 2005 (1 Jul – 30 Sept 2005)

1 Jul to 30 Sept 2005	Actual S$'000	Forecast[1] S$'000	Variance (%)
Gross Revenue	59,365	51,727	14.8
Less property expenses	(21,926)	(17,318)	26.6
Net property income	**37,439**	**34,409**	**8.8**
Interest Income	1,214	1,294	(6.2)
Administrative expenses	(4,118)	(3,766)	9.3
Interest expenses	(5,869)	(5,488)	6.9
Net income before tax	**28,666**	**26,449**	**8.4**
Non-tax deductible (chargeable) items	2,104	1,916	9.8
Distributable income to unitholders	**30,770**	**28,365**	**8.4**
Distribution per unit (in cents) for period	**2.55 ¢**	**2.35 ¢**	**8.4**
Annualised distribution per unit (in cents)	**10.12 ¢**	**9.34 ¢**	**8.4**

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.

CapitaMall Trust

Property Gross Revenue : 3Q 2005 (1 Jul – 30 Sept 2005)

Gross Revenue Exceeded Forecast[1] Across The Portfolio


1 Jul to 30 Sept 2005
CMT Portfolio
Existing Portfolio (excl. new assets[2])
Tampines Mall
Junction 8
Funan DigitaLife Mall
IMM Building
Plaza Singapura
59.4
57.0
51.7
14.8%
12.7
12.1
10.0
9.2
5.6
5.3
13.2
10.1
15.5
15.0
3Q Actual
3Q Forecast
0
10
20
30
40
50
60
S$ million

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Excluding Sembawang Shopping Centre which was acquired in Jun 2005 and Hougang Plaza Units which were acquired in Jun and Aug 2005.

CapitaMall Trust

Property Operating Expenses : 3Q 2005 (1 Jul – 30 Sept 2005)


1 Jul to 30 Sept 2005
CMT Portfolio
Existing Portfolio
(excl. new assets2)
22.0
21.1
17.3
26.6%
Tampines Mall
3.8
3.5
Junction 8
3.5
2.9
Funan DigitaLife Mall
2.2
2.2
IMM Building
7.33
4.8
Plaza Singapura
4.3
3.9
3Q Actual
3Q Forecast 1
0
5
10
15
20
25
S$ million

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Excluding Sembawang Shopping Centre which was acquired in Jun 2005 and Hougang Plaza Units which were acquired in Jun and Aug 2005.
3. Higher operating expenses at IMM Building due to non-recurring maintenance expenses.

CapitaMall Trust

Net Property Income : 3Q 2005 (1 Jul – 30 Sept 2005)

Net Property Income Exceeded Forecast[1] Across The Portfolio


1 Jul to 30 Sept 2005
CMT Portfolio
Existing Portfolio
(excl. new assets2)
37.4
35.9
34.4
8.8%
Tampines Mall
8.9
8.6
Junction 8
6.5
6.3
Funan DigitaLife Mall
3.4
3.1
IMM Building
5.9
5.3
Plaza Singapura
11.2
11.1
3Q Actual
3Q Forecast
0
5
10
15
20
25
30
35
40
S$ million

1. Based on management's forecast shown in the CMT Circular dated 20 Jul 2004.
2. Excluding Sembawang Shopping Centre which was acquired in Jun 2005 and Hougang Plaza Units which were acquired in Jun and Aug 2005.

CapitaMall Trust

Debt Capital Information as at 30 Sept 2005

Debt Maturity Profile


S$ million
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
157.8
20.0%
172.0
21.8%
335.0
42.4%
125.0
15.8%
Revolving Credit & Bridging Facility
2007
2009
2010

Key Statistics

Gearing Ratio[1]	29.1%
Interest Cover	6.3 times
Average Cost of Debt	3.0%
Debt Rating[2]	" AAA "

1. Including S$123 million bridge loan drawn down in Jun 2005 for the acquisition of Hougang Plaza Units and Sembawang Shopping Centre, and S$6.8 million bridge loan drawn down for the 10% deposit paid for the acquisition of Jurong Entertainment Centre.
2. Not applicable to the S$129.8 million bridge loan.

CapitaMall Trust

Property Yield

As at 21 Jul 2005	Valuation 2004[1] S$m	Valuation 2005[2] S$m	Variance S$m	Property Yield[3]
Tampines Mall	548.0	618.0	70.0	5.9%
Junction 8	396.0	473.0	77.0	5.9%
Funan DigitaLife Mall	202.0	244.0	42.0	6.0%
IMM Building	352.0	400.0	48.0	7.0%
Plaza Singapura	736.9	795.0	58.1	5.4%
CMT Portfolio	2,234.9	2,530.0	295.1	5.9%

Less Additions (1 Jan 05 to 20 Jul 05)	20.1
Net Increase in Valuations	275.0

1. Valuation as at 1 Dec 2004.
2. Valuation as at 21 Jul 2005.
3. Property yield based on net property income for the projection year ending 31 Dec 2006.

CapitaMall Trust

Balance Sheet

As at 30 Sept 2005	S$'000
Non Current Assets	2,711,824
Current Assets	32,925
Total Assets	2,744,749
Current Liabilities	185,379
Non Current Liabilities	690,589
Less Total Liabilities	875,968
Net Assets	1,868,781
Unitholders' Funds	1,868,781
Units In Issue ('000 units)	1,206,299[1]

Net Asset Value per unit (as at 30 Sept 2005)	S$1.55
Adjusted Net Asset Value per unit (excluding distributable income)	S$1.52 [2]
Unit Price as at 30 Sept 2005	S$2.35
Premium to Adjusted NAV	54.6%

1. Based on the new FRS 102 Share-Based Payment effected in 2005, 667,826 new units, which will be issued in Nov 2005 as payment of asset management fees for 3Q 2005, were included in the unitholders' funds.
2. Excluding the acquisition of Jurong Entertainment Centre and Parco Bugis Junction which are expected to be completed by Oct 2005 and early Nov 2005 respectively.

CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Rental Improvements through Better Asset Planning & Active Leasing Strategy

From 1 January to 30 September 2005 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA[1]	Forecast Rental Rates[2]	Preceding Rental Rates
Tampines Mall	38	44,637	13.9%	4.4%	7.9%
Junction 8	20	9,062	3.7%	2.4%	8.3%
Funan DigitaLife Mall	30	99,084	36.7%	17.3%	11.7%
IMM Building[3]	26	107,795	27.1%	1.5%	13.9%
Plaza Singapura	54	121,697	24.7%	4.7%	12.6%
CMT Portfolio	168	382,275	22.1%	5.6%	11.3%

1. As at 30 Sept 2005.
2. Forecast rental rates is the basis for forecast shown in the CMT Circular dated 20 Jul 2004.
3. Only renewal of retail units not budgeted to be affected by AEI works were taken into account, 96 units originally budgeted to be affected by AEI works at Level 2 and Level 3 were excluded from the analysis.

CapitaMall Trust

Portfolio Lease Expiry Profile for 2005 By Property

For the period Oct – Dec 2005
As at 30 Sept 2005

		Net Lettable Area		Gross Rental Income	
	No. of Leases	Sq. ft.	% of total[1]	S$'000	% of total[2]
Tampines Mall	5	40,494	12.6%	273	7.2%
Junction 8	7	25,905	10.6%	162	5.5%
Funan DigitaLife Mall	4	3,670	1.4%	35	2.0%
IMM Building	58	37,709	4.2%	196	4.8%
Plaza Singapura	6	4,059	0.8%	84	1.8%
New Acquisitions[3]	2	1,049	0.6%	6	0.8%

1. As percentage of total NLA as at 30 Sept 2005.
2. As percentage of total gross rental income for the month of Sept 2005.
3. Including Sembawang Shopping Centre which was acquired in Jun 2005 and Hougang Plaza Units which were acquired in Jun and Aug 2005.

CapitaMall Trust

High Committed Occupancy Rates at All Malls

Occupancy Rates[1] Close to 100% as at 30 Sept 2005

	As at 30 Jun 04	As at 30 Sept 04	As at 31 Dec 04	As at 31 Mar 05	As at 30 Jun 05	As at 30 Sept 05
Tampines Mall	99.9%	99.9%	100.0%	100.0%	100.0%	100.0%
Junction 8	97.6%	99.8%	99.8%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	99.5%	99.8%	100.0%	98.9%	97.0%[2]	99.2%
IMM Building	98.6%	99.3%	99.4%	99.8%	99.8%	99.8%
Plaza Singapura	NA	98.0%	100.0%	100.0%	99.9%	100.0%
New Acquisitions[3]	NA	NA	NA	NA	100.0%	100.0%
CMT Portfolio	98.9%	99.2%	99.8%	99.6%	99.5%	99.8%

1. Information is based on retail space only.
2. Lower occupancy rate due to reconfiguration of units on Level 2.
3. Including Sembawang Shopping Centre which was acquired in Jun 2005 and Hougang Plaza Units which were acquired in Jun and Aug 2005.

82 - 4507

CapitaMall Trust

CMT Performance

CMT Performance since IPO (Jul 2002) to 12 Oct 2005

- ☑ **154% Unit Price Appreciation**
- ☑ **184% Total Return**
- ☑ **49% Growth in Annualised DPU**
  (3Q 2005 actual vs IPO 2002 forecast)
- ☑ **183% Growth in Total Asset Size**
- ☑ **315% Growth In Market Cap**
- ☑ **Outperformed STI & Property Stocks**


% change in unit price/index value
IPO to 12 Oct 2005
CMT + 154.2%
STI + 46.3%
SESPROP + 79.2%
CMT
SESPROP
STI
185
165
145
125
105
85
65
45
25
5
-15
-35
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jun-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05

STI – Straits Times Index, SESPROP – Singapore Property Equities Index
Source : Bloomberg, CMTML

CapitaMall Trust

CMT Performance from 1 Jan to 12 Oct 2005

- ☑ 39% Unit Price Appreciation
- ☑ 39% Growth In Market Cap
- ☑ 43% Total Return
- ☑ Outperformed STI


% change in unit price/index value
55
45
35
25
15
5
-5
31 Dec 04 to 12 Oct 05
CMT + 38.6%
STI + 12.3%
SESPROP + 43.7%
CMT
SESPROP
STI
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

82 - 4507

CapitaMall Trust

Thank You

CapitaMall Trust

CapitaMall Trust Management Limited
39 Robinson Road,
#18-01 Robinson Point
Singapore 068911
Tel: (65)-6536 1188
Fax: (65)-6536 3884
http://www.capitamall.com

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Oct-2005 18:48:40
Announcement No.	00090

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "(1) Notice of Cumulative Distribution Books Closure and Distribution Payment Date; and (2) Cessation of Alternate Director"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CMT-Notice_of_Cumulative_Dist_BCD.pdf CMT-Cessation_alt_dir.pdf Total size = **204K** (2048K size limit recommended)

Close Window

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

NOTICE OF CUMULATIVE DISTRIBUTION BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("CMT") will be closed on **28 October 2005 at 5.00 p.m.** (the "**Cumulative Distribution Books Closure Date**") to determine Unitholders' entitlements to CMT's third quarter distributable income for the period from 1 July 2005 to the day immediately prior to the date on which new units in CMT ("**New Units**") will be issued pursuant to the Equity Fund Raising (as defined in CMT's circular dated 16 September 2005 (the "**Circular**")) (the "**Cumulative Distribution**")[1]. The next distribution following the Cumulative Distribution will comprise CMT's distributable income for the period from the day the New Units are issued pursuant to the Equity Fund Raising to 31 December 2005. Quarterly distributions will resume thereafter.

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with units in CMT ("**Units**") as at the Cumulative Distribution Books Closure Date will be entitled to the Cumulative Distribution (which is currently expected to be paid on or about 29 November 2005).

The current expectation of CapitaMall Trust Management Limited (the manager of CMT) (the "Manager") is that the quantum of the distribution per Unit under the Cumulative Distribution will be between 3.35 cents and 3.41 cents, and no less than 3.35 cents. The actual quantum of the distribution per Unit will be announced on or about 18 November 2005, after the management accounts of CMT for the relevant period have been finalised.

DECLARATION FOR SINGAPORE TAX PURPOSES

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross Cumulative Distribution. The Cumulative Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross Cumulative Distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Cumulative Distribution to such Qualifying Unitholder.

[1] Please see the Circular for further details about the Cumulative Distribution, including the rationale for it being in respect of the period from 1 July 2005 to the day immediately prior to the date on which New Units will be issued pursuant to the Equity Fund Raising instead of the original scheduled period from 1 July 2005 to 30 September 2005.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross Cumulative Distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Cumulative Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Cumulative Distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross Cumulative Distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive a Cumulative Distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Lim Associates (Pte) Ltd and will have to complete and return the Form to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Cumulative Distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their Cumulative Distribution net of 20% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 4 November 2005.

Unitholders must complete and return the applicable form to Lim Associates (Pte) Ltd's office by 16 November 2005 at 5.00 p.m. in order to receive a gross Cumulative Distribution or a Cumulative Distribution net of 10% tax, as the case may be.

<u>DECLARATION IN INCOME TAX RETURN</u>

The Cumulative Distribution is considered as income for the year 2005. Beneficial owners of the Cumulative Distribution, other than those who are exempt from tax on the Cumulative Distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross Cumulative Distribution as taxable income in their income tax return for the year of assessment 2006.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
28 October 2005 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 16 November 2005 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
On or about 29 November 2005	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
13 October 2005

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82-4507

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

CESSATION OF ALTERNATE DIRECTOR

CapitaMall Trust Management Limited (the "Company"), the manager of CapitaMall Trust, wishes to announce the cessation of Mr Chay Wai Chuen as an alternate director to Mr S Chandra Das with effect from 17 September 2005.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
13 October 2005

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Oct-2005 17:24:52
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Ascott Voted Best Serviced Residence by Readers of TTG Publications and Online News - Second Award in a Month"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.

Attachments:

AscottVotedBestServicedResidencebyReadersofTTGPublicationsandOnlineNewsSecondAwardinaMonth.pdf

Total size = **324K**

(2048K size limit recommended)

Close Window

82 - 4507

October 14, 2005
For Immediate Release

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

Ascott Voted Best Serviced Residence by Readers of TTG Publications and Online News – Second Award in a Month

Leading international serviced residence company, The Ascott Group has been voted as the best serviced residence operator in a readers' poll conducted by TTG Asia Media.

Mr Cameron Ong, Chief Executive Officer of Ascott received the awards at TTG's 16th Annual Travel Awards Ceremony in Pattaya, Thailand yesterday. The event was attended by 650 of the travel industry's movers and shakers.

Just last month, Ascott bagged two top awards; the Business Traveller Asia Pacific's *Best Serviced Residence Brand* for its The Ascott and Somerset brands, as well as the *Best Serviced Residence* award for its 153-unit The Ascott Singapore residence located in the city's prime shopping belt, Orchard Road.

Mr Cameron Ong, Chief Executive Officer of Ascott said: "TTG Asia Media is a well recognized authority in providing news information on the travel industry. TTG in particular is a well-read travel trade publication, having been around for three decades. Their readers' votes for Ascott as the *Best Serviced Residence* speak volume of the confidence that they have in Ascott's products and services."

These series of accolades not only attest to the strong brand reputation that Ascott has built over the years, they are a strong endorsement of Ascott's 'Heartware' campaign – where our staff deliver service from the heart and go the extra mile for our guests to make their stay with us memorable," Mr Ong added.

Organised by TTG Asia Media, the new awards including the best serviced residence award, recognises rising players for being outstanding leaders in their own niche and the significant contributions they made in shaping the region's industry into what it is today. The award is based on votes by readers of TTG publications such as TTG Asia, TTG China, BTN Asia Pacific, BTN China and TTGmice as well as TTG's online e-daily news.

From just 10 award titles in 1989, this year's awards honour 61 winners across four categories. TTG's Annual Travel Awards is reputed as the most coveted and influential awards in the region's travel industry. This is the first year that an award is given for the serviced residence category. Ascott

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

won alongside other home-grown brand names like Raffles Hotel Singapore, Banyan Tree Hotels and Resorts, as well as Shangri-La Hotels and Resorts, in the 'Travel Supplier Awards' category.

"Having received our readers' vote of confidence as the Best Serviced Residence is testament of Ascott's success and commitment to service excellence in meeting the growing needs of long-staying guests who desire to have a home away from home" commented Mr Darren Ng, Managing Director of TTG Asia Media.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe, Asia Pacific and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia/NZ; and Dubai in the Gulf region.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury-tier brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The Citadines brand provides corporate executives with vibrant urban lifestyle residences.

Recent awards the group has clinched include First Position in the 2005 'China's Top 100 Serviced Residences' ranking for its eight properties in China; 2005 Vietnam Economic Times' 'Best Service in Serviced Apartments' awards in Hanoi and Ho Chi Minh City; and 2005 Thailand Apartment Living's 'Most Innovative Serviced Residence' award for The Ascott Sathorn in Bangkok. The Ascott in Malaysia was ranked among the top four best employers in Malaysia. The ranking was compiled by Hewitt & Associates, a global human resource services firm, in their Best Employer in Asia 2005 study.

The group has also won the 2005 and 2004 Business Traveller 'Best Serviced Residence Brand' and 'Best Serviced Residence property' in Asia Pacific awards; and 'Best Annual Report' and 'Best Operating & Financial Review' awards at the 2004 Singapore Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : October 14, 2005

For more information, please contact:

Celina Low, VP, Corporate Communications

Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Jacqueline Wong, Assistant Manager, Corporate Communications
Tel: (65) 6586 7234 Email: jacqueline.wong@the-ascott.com

CapitaLand

For Immediate Release
17 October 2005

NEWS RELEASE

CapitaLand invests in largest private rental apartment project in Japan's Fukuoka city

Project will form part of Fukuoka's Island City Integrated Development

Will be offered to CapitaLand's Shari'ah-compliant property vehicle upon completion

Singapore, 17 October 2005 – CapitaLand Limited's indirect subsidiary, CapitaLand Japan Kabushiki Kaisha ("CapitaLand Japan") will enter into a forward commitment to purchase a 380-unit rental apartment block in Japan for about JPY 8 billion (S$118 million), upon completion of construction in 2008. Located on the man-made *Island City* in the eastern part of Fukuoka's Hakata Bay, it is expected to be the largest private rental apartment project in the city. The rental apartment sector in Japan, underpinned by strong demand from the local population, is poised for continued growth.

The 16-storey rental apartment block, with a net floor area of 35,000 square metres, forms part of an integrated development proposal which was selected by the Fukuoka Municipal Land Disposition Committee. The integrated development project, to be built on a 58,300 square metre site, will also include condominiums, offices and amenities. A Shari'ah compliant property vehicle established by CapitaLand and Arcapita Bank B.S.C.(c)., will be given the first right to acquire the rental apartments upon completion.

The proposal for the integrated development was submitted by a consortium comprising the CNA Group, residential developer Shinei Jutaku Inc. and shipping firm HAKUYO Shipping Co., Ltd. The CNA Group consists of CapitaLand Japan, NL Urban Solution Limited and Atago Corporation. NL Urban Solution Limited (an affiliate of ORIX Corporation and Nippon Steel Corporation) will develop the apartment project, while Atago Corporation (a subsidiary of Hitachi Ltd) will lease the entire apartment block under a long-term master lease agreement.

Jason Chew, Senior Vice President and Country Head, CapitaLand Japan, said: "The Island City is an exciting project. CapitaLand is pleased to be part of the consortium and honoured to work with our Japanese partners to contribute to making Fukuoka an even more successful port and business hub. The project presents CapitaLand and Arcapita Bank, which currently jointly owns five completed rental apartment properties through a Shari'ah-compliant property vehicle, an additional potential opportunity to accelerate their portfolio growth in Japan. We will continue to leverage on our extensive network of investors to bring international capital into the Japan market."

About Island City

The Island City is an artificial island constructed on the eastern part of Hakata Bay in Fukuoka. This is a milestone project undertaken by the Japan National Government, the Fukuoka Municipal Government and the Hakata Port Development Co., Ltd, a semi-government enterprise. Approximately 53 percent (214.3ha) of land reclamation out of a total area of 401.3ha has been completed to date.

Plans are underway to enhance container berth functions at the Port of Hakata, and to develop the Island City as a business hub for Asian countries in the health, medical care, welfare, information technology and robotics sectors. Among plans for the island is an attractive residential area which can house 18,000 people amid an environmentally-friendly and lush surrounding of green parks designed by world-renowned Japanese architect Toyo Ito.

For more information, please visit
http://www.island-city.net/english/english_index.html

About CapitaLand Group

CapitaLand is one of the largest property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

About Arcapita Bank B.S.C. (c)

Arcapita Bank B.S.C.(c) is headquartered in Bahrain and operates under an investment banking license granted by the Bahrain Monetary Agency. It also has offices in London and Atlanta and its three principal lines of business are corporate investment, real estate investment and asset-based investment. To date, the Bank has completed 43 transactions with a total value exceeding US$8.7 billion and has an equity capital base in excess of US$300 million. Arcapita's mission is to provide innovative and distinctive Shari'ah compliant investment opportunities that generate superior risk-adjusted returns.

Issued by : **CapitaLand Limited *(Regn. No.: 198900036N)***
Date : **17 October 2005**

Media Contact

Julie Ong
Communications
DID : (65) 68233541
Email : julie.ong@capitaland.com.sg

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Oct-2005 18:33:26
Announcement No.	00079

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Change of Registered Address"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Raffles.annc.17Oct05.pdf Total size = **22K** (2048K size limit recommended)

Close Window

82 - 4507

Print this page

Change Of Registered Address

* Asterisks denote mandatory information

Name of Announcer *	RAFFLES HOLDINGS LIMITED
Company Registration No.	199506093G
Announcement submitted on behalf of	RAFFLES HOLDINGS LIMITED
Announcement is submitted with respect to *	RAFFLES HOLDINGS LIMITED
Announcement is submitted by *	Wong Lai Kuen
Designation *	Company Secretary
Date & Time of Broadcast	17-Oct-2005 17:17:16
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

Details *

Raffles Holdings Limited ("RHL") wishes to announce that with effect from 17 October 2005, the registered address of RHL will be changed to the following address :

250 North Bridge Road #15-03/04
Raffles City Tower
Singapore 179101

Close Window

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Oct-2005 19:50:43
Announcement No.	00101

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Request for Trading Halt"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTML.annc.17Oct05.pdf Total size = **21K** (2048K size limit recommended)

Close Window

82 - 4507

Print this page

Request for Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	CAPITAMALL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITAMALL TRUST ("CMT")
Announcement is submitted with respect to *	CAPITAMALL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaMall Trust Management Limited (as manager of CMT)
Date & Time of Broadcast	17-Oct-2005 17:39:50
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

Date of Trading Halt *	18-10-2005
Time of Trading Halt *	0900 hours
Reasons for Trading Halt *	Pending release of announcement.

Close Window

82 - 4507

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND RETAIL INVESTMENTS (SY) PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand Retail Investments (SY) Pte. Ltd.
Principal Activity	:	Investment Holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
18 October 2005

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ACQUISITION BY CAPITALAND RETAIL INVESTMENTS (SY) PTE. LTD. RELATING TO 100% OF THE ISSUED SHARE CAPITAL OF SEIYU (SINGAPORE) PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand Retail Investments (SY) Pte. Ltd. ("CRSY"), an indirect wholly-owned subsidiary of CapitaLand, had on 17 October 2005 entered into a sale and purchase agreement ("S&P Agreement") with The Seiyu, Ltd. ("Seiyu Japan") to acquire 21,430,000 ordinary shares of S$1 each (the "Sale Shares") in the issued share capital of Seiyu (Singapore) Private Limited ("Seiyu Singapore"), constituting 100% of the issued share capital of Seiyu Singapore ("Acquisition").

Seiyu Singapore is in the business of operating retail department stores in Singapore, and it is wholly owned by Seiyu Japan which is one of Japan's biggest general merchandise retailers.

The Acquisition was for an aggregate cash consideration of S$1 million, subject to completion and post completion adjustments (collectively, the "Consideration"). The Consideration was arrived at on a willing-buyer-willing-seller basis, taking into account, amongst other factors, the net tangible asset value of the relevant assets of Seiyu Singapore. The adjusted net tangible asset value of the Sale Shares based on the management accounts of Seiyu Singapore for the period ended 31 August 2005 is approximately S$4 million.

The completion of the Acquisition is expected to take place on 1 December 2005 or such other date as CRSY and Seiyu Japan may mutually agreed in writing. Upon completion, Seiyu Singapore will become an indirect wholly-owned subsidiary of CapitaLand.

It is the intention of CRSY to on-sell Seiyu Singapore and to this end, it has identified several interested parties and is currently in negotiation with them.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Rose Kong
Company Secretary
18 October 2005

CapitaLand

For Immediate Release
18 October 2005

CapitaLand acquires Seiyu Singapore to unlock value at Parco Bugis Junction

Singapore, 18 October 2005 – CapitaLand Limited ("CapitaLand") has entered into a sale and purchase agreement with The Seiyu, Ltd. ("Seiyu Japan") to acquire Seiyu (Singapore) Private Limited ("Seiyu Singapore"), a retail department store operator, for a cash consideration of S$1 million, subject to completion and post completion adjustments. The acquisition is expected to be completed on 1 December 2005 or such other date as the parties may mutually agreed in writing. Concurrently, CapitaLand is in final negotiation with several interested parties to on-sell Seiyu Singapore so as to unlock value at Parco Bugis Junction.

The transaction was made through CapitaLand Retail Investments (SY) Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand, which entered into a sale and purchase agreement with Seiyu Japan to acquire 21,430,000 ordinary shares of S$1 each (the "Sale Shares"), constituting 100% of the issued share capital of Seiyu Singapore. The adjusted net tangible asset value of the Sale Shares based on the management accounts of Seiyu Singapore for the period ended 31 August 2005 is approximately S$4 million.

Seiyu Singapore

Seiyu Singapore is wholly owned by Seiyu Japan, one of the largest general merchandise retailers in Japan. It currently has three department stores located in Junction 8, Lot 1 Shoppers' Mall, and Parco Bugis Junction.

<u>About CapitaLand Group</u>

CapitaLand is one of the largest property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by	:	**CapitaLand Limited *(Regn. No.: 198900036N)***
Date	:	**18 October 2005**

Media Contact

Julie Ong
Communications
DID : (65) 68233541 / Mobile : (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Oct-2005 12:33:54
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "(1) Unlocking the value at certain premises at Parco Bugis Junction leased by Seiyu (Singapore) Private Limited; and (2) Unlocking value of Seiyu's Lease at Parco Bugis Junction."
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	CMTML.annc.Seiyu.18Oct05.pdf CMTML.newsrelease.18Oct05.pdf Total size = **205K** (2048K size limit recommended)

Close Window

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

UNLOCKING THE VALUE AT CERTAIN PREMISES AT PARCO BUGIS JUNCTION LEASED BY SEIYU (SINGAPORE) PRIVATE LIMITED

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT (the "**Trustee**"), has on 17 October 2005 entered into an agreement (the "**Agreement to Surrender**") with (i) Seiyu (Singapore) Private Limited ("**Seiyu Singapore**"); and (ii) The Seiyu, Ltd., which owns the full legal and beneficial interest in Seiyu Singapore, in respect of the surrender of certain premises at Parco Bugis Junction currently leased by Seiyu Singapore (the "**Surrender Premises**") to CMT (the "**Seiyu Transaction**"). The Surrender Premises, which comprise mainly basement one and part of the first storey of Parco Bugis Junction, forms part of the premises at Parco Bugis Junction currently leased by Seiyu Singapore for a term of 20 years commencing from 7 April 1995 (the "**Seiyu Singapore's Lease**").

Seiyu Singapore has sublet space at the Surrender Premises to multiple tenants, including a food court, a supermarket, specialty fashion retailers and food kiosks. Under the Agreement to Surrender, the existing tenancy and licence agreements in favour of the existing tenants and licensees at the Surrender Premises will be novated by Seiyu Singapore to CMT on 1 November 2005 or such other date immediately following the date on which the acquisition of Parco Bugis Junction by CMT (the "**Parco Acquisition**") is completed (the "**Effective Surrender Date**").

The Surrender Premises comprise 74,299 square feet ("**sq ft**") of net lettable area, or approximately 30.2% of the net lettable area under the Seiyu Singapore's Lease. Presently, the Seiyu Singapore's Lease comprise 245,914 sq ft of Net Lettable Area. Upon the surrender of the Surrender Premises, the net lettable area under the Seiyu Singapore's Lease will be reduced to 171,615 sq ft.

The above-mentioned obligations under the Agreement to Surrender are subject to and conditional upon the completion of the Parco Acquisition.

As consideration for Seiyu Singapore's agreement to surrender the Surrender Premises to CMT on the Effective Surrender Date, the Trustee has agreed to, *inter alia*, pay to Seiyu Singapore, on the Effective Surrender Date, the sum of S$25,000,000 (the "**Surrender Sum**"), together with the goods and services tax on the Surrender Sum, in cash. The Surrender Sum was negotiated on a willing-buyer and willing-seller basis, and is supported by an independent valuation dated 7 October 2005 from CB Richard Ellis (Pte) Ltd (the "**Independent Property Valuer**") which has stated that the open market value of the Surrender Premises is S$26.0 million as at 30 September. The Surrender Sum will be funded through borrowings.

The Surrender Premises and Parco Bugis Junction

The Surrender Premises is located at Parco Bugis Junction, the retail component within the integrated mixed development of Bugis Junction located at 200 Victoria Street, Singapore 188021. Located in the city core, Parco Bugis Junction is flanked by the commercial Bugis Junction Towers and the five-star Hotel Intercontinental Singapore. Parco Bugis Junction is comprised in a leasehold estate for a term of 99 years commencing from 10 September 1990.

At the extraordinary general meeting of unitholders of CMT ("**Unitholders**") held on 6 October 2005, resolutions for the Parco Acquisition and an equity fund raising for the purposes of, *inter alia*, part financing the Parco Acquisition (the "**Equity Fund Raising**") were passed by Unitholders.

Under the terms of conditional sale and purchase agreement dated 22 July 2005 entered into between the Trustee and BCH Retail Investment Pte Ltd ("**BCHRI**") relating to, *inter alia*, the Parco Acquisition, the Parco Acquisition shall be completed on 15 November 2005 or such other date as CMT and BCHRI may mutually agree in writing. The Manager is working towards the completion of the Parco Acquisition taking place on 31 October 2005, being the Effective Date and the date currently expected by the Manager to be the date of issue of new units in CMT under the Equity Fund Raising.

Unlocking Value at the Surrender Premises

The Manager believes that the average market rental rates at the Surrender Premises payable by the existing tenants to Seiyu Singapore is higher than the rental rates payable by Seiyu Singapore. The Manager therefore believes that the Seiyu Transaction, which unlocks the value at the Surrender Premises, is yield-accretive and has a positive impact on the forecast of CMT for the period from 1 November 2005 to 31 December 2005 (both dates inclusive) and the projection of CMT for the financial year ending 31 December 2006 disclosed in the CMT circular to Unitholders dated 16 September 2005. Such impact will be set out in the CMT circular containing an offer information statement in respect of the Equity Fund Raising and a wrap-around document (the "**Circular**") which the Manager is issuing today.

Rationale for the Seiyu Transaction

The Seiyu Transaction, being yield-accretive for CMT, is in line with CMT's stated pro-active leasing strategy in relation to properties in its portfolio so as to enhance returns to Unitholders. The Manager believes that by leveraging on its pro-active asset and lease management capabilities, there will be further opportunities for the enhancement of returns to Unitholders at the Surrender Premises and thereby improve the gross revenue and net property income generated by the Surrender Premises.

Valuation of Surrender Premise

The Independent Property Valuer has prepared a valuation report dated 7 October 2005, stating the open market valuation of the Surrender Premise, based on a lease of the Surrender Premises for the remainder of a term of 20 years commencing from 7 April 1995, is S$26.0 million as at 30 September 2005.

Director's Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the Seiyu Transaction or any other transaction contemplated in relation to the Seiyu Transaction.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited,
As Manager of CapitaMall Trust

Michelle Koh
Company Secretary
18 October 2005

Important Notice

The Circular is available upon request and a copy may be obtained, until 25 October 2005, from any DBS Bank branch (including POSB), UBS AG, acting through its business group, UBS Investment Bank, and where applicable, from certain members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore, subject to availability. This advertisement is qualified in its entirety by, and should be read in conjunction with the full text of the Circular. Words and expressions not defined in this advertisement have the same meaning as defined in the Circular unless the context requires otherwise.

The value of units in CMT ("**Units**") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

18 October 2005

For Immediate Release

Unlocking value of Seiyu's Lease at Parco Bugis Junction

Distribution to Unitholders increases from 10.88 cents to 11.04 cents in 2006

Sembawang Shopping Centre granted Outline Permission to convert residential space for retail usage

Singapore, 18 October 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT (the "Trustee") has today entered into an agreement ("Agreement to Surrender") with Seiyu (Singapore) Private Limited (the "Lessee") and The Seiyu, Ltd. for the surrender of 74,299 square feet of Net Lettable Area ("NLA") at Parco Bugis Junction retail mall (the "Surrender Premises") by the Lessee to CMT. The NLA comprises mainly Basement one and part of the first storey, and this space is approximately 30.2% of the Lessee's existing lease. Simultaneously, under the Agreement to Surrender, the existing tenancies and license agreements in favour of the tenants and licensees at the Surrender Premises will be transferred to the Trustee. The Surrender Premises is expected to generate an estimated additional rental revenue per annum of S$3.94 million and a Net Property Income per annum of S$3.16 million. The surrender sum of S$25.0 million payable by CMT to the Lessee will be funded through borrowings and the transaction will be effected immediately, following the expected completion of the acquisition of Parco Bugis Junction by CMT in early-November 2005.

With this Agreement to Surrender, the property yield for Parco Bugis Junction of 5.0%[1] in 2005 and 5.3%[2] in 2006, will be increased to 5.3%[3] and 5.6%[4] respectively. CMT's Distribution per Unit ("DPU") of 10.64 cents[5] in 2005 and 10.88 cents[6] in 2006, are also expected to increase to 10.81

[1] Annualised figure based on CMTML's forecast, together with the accompanying assumptions, for the period 1 November 2005 to 31 December 2005, as set out in the CMT Unitholders' Circular dated 16 September 2005.

[2] Based on the projection for 2006, together with the accompanying assumptions, in the CMT Unitholders' Circular dated 16 September 2005.

[3] Annualised figure based on CMTML's forecast, together with the accompanying assumptions, for the period 1 November 2005 to 31 December 2005, as set out in the CMT Circular dated 18 October 2005.

[4] Based on the projection for 2006, together with the accompanying assumptions, in the CMT Circular dated 18 October 2005.

[5] Annualised figure based on CMTML's forecast, together with the accompanying assumptions, for the period 1 November 2005 to 31 December 2005, as set out in the CMT Circular dated 18 October 2005.

cents[7] and 11.04 cents[8] respectively. The higher DPU is an increase of 6.7% over the earlier forecast DPU of 10.13 cents[9] in 2005 and 7.4% over the earlier forecast DPU of 10.28 cents[10] in 2006.

Separately, CMTML is also pleased to announce that CMT has been granted Outline Permission by the Urban Redevelopment Authority to convert 45,267 square feet of residential Gross Floor Area ("GFA") to retail GFA at Sembawang Shopping Centre. Sembawang Shopping Centre, a 999-year leasehold retail cum residential development, was purchased at an average entry property yield of 5.4% and CMTML had assumed nil contribution from the residential component. The proposed conversion plan has also not been factored into the forecasts in the CMT Circular dated 18 October 2005. In view of this approval, CMTML intends to further improve the proposed asset enhancement plans for Sembawang Shopping Centre, so as to maximise returns to Unitholders.

Mr Pua Seck Guan, CEO of CMTML, said, "The unlocking of value at Parco Bugis Junction provides further yield accretion to Unitholders. This is a testament to our ability to pro-actively manage our assets to enhance returns to Unitholders. Through leveraging on our established asset cum retail management capabilities and through tenancy remixing, the premises that has been surrendered present opportunities for further value creation in the near term. The Outline Permission granted for Sembawang Shopping Centre to convert residential to retail GFA is also expected to drive DPU growth for Unitholders going forward."

Unlocking Value at the Surrender Premises

The Surrender Premises comprise part of the premises on a master lease (245,914 square feet of NLA) term of 20 years commencing from 7 April 1995. Currently, the Surrender Premises are sublet by the Lessee to tenants which include a food court, a supermarket, specialty fashion retailers and food kiosks.

CMTML believes that the average market rental rates at the Surrender Premises payable by the existing tenants to the Lessee is higher than the rental rates payable by the Lessee to the Lessor (currently BCH Retail Investment Pte Ltd, and upon completion of the acquisition of Parco Bugis Junction, CMT). The surrender of the premises will thus unlock value for CMT Unitholders and

---

6 Based on the projection for 2006, together with the accompanying assumptions, in the CMT Circular dated 18 October 2005.
7 Annualised figure based on CMTML's forecast, together with the accompanying assumptions, for the period 1 November 2005 to 31 December 2005, as set out in the CMT Circular dated 18 October 2005.
8 Based on the projection for 2006, together with the accompanying assumptions, in the CMT Circular dated 18 October 2005.
9 Annualised figure based on CMTML's forecast, together with the accompanying assumptions, for the period 1 November 2005 to 31 December 2005, as set out in the CMT Circular dated 18 October 2005.
10 Based on the projection for 2006, together with the accompanying assumptions, in the CMT Circular dated 18 October 2005.

result in further yield accretion. Further details will be set out in the CMT Circular containing an offer information statement in respect of the Equity Fund Raising which CMTML will be issuing today.

About CapitaMall Trust

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of seven quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza Units and Sembawang Shopping Centre. With a market capitalisation of over S$2.9 billion as at 12 October 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

IMPORTANT NOTICE

The information contained in this press release does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaMall Trust ("**CMT**", and units in CMT, "**Units**") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The CMT Circular will be issued today and a copy may be obtained until 25 October 2005, from any DBS Bank branch (including POSB), UBS AG, acting through its business group, UBS Investment Bank, and where applicable, from certain members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore, subject to availability.

The past performance of CMT is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This press release is not an offer of securities in the United States. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S")). The New Units are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. A potential investor should read the Circular before deciding whether to subscribe for or purchase the New Units. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts are based on a specified range of issue prices per Unit and on the Manager's assumptions as explained in the CMT Circular. You are advised to read the CMT Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the CMT Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the CMT Circular. The forecast financial performance of CMT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the CMT Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Neither this press release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This document, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE : This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CapitaMall Trust.

Issued by CapitaMall Trust Management Limited

(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Oct-2005 12:35:23
Announcement No.	00020

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "(1) Offer and Placement of 173,400,000 new units in CapitaMall Trust; and (2) CapitaMall Trust new units to be issued at S$2.35 per unit."
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	CMTML.annc.Fund.18Oct05.pdf CMTML.newsrelease.Fund.18Oct05.pdf Total size = **225K** (2048K size limit recommended)

Close Window

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

OFFER AND PLACEMENT OF 173,400,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") BY WAY OF:

(I) A PREFERENTIAL OFFERING OF 77,628,981 NEW UNITS AT AN ISSUE PRICE OF S$2.33 PER NEW UNIT (THE "PREFERENTIAL OFFERING ISSUE PRICE") TO RELEVANT SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CMT CIRCULAR DATED 18 OCTOBER 2005 (THE "CIRCULAR")) ON A NON-RENOUNCEABLE BASIS OF 1 NEW UNIT FOR EVERY 10 EXISTING UNITS IN CMT ("UNITS") HELD AS AT 14 OCTOBER 2005, 5.00 P.M. (THE "PREFERENTIAL OFFERING BOOKS CLOSURE DATE") (FRACTIONS OF A UNIT TO BE DISREGARDED) AND SUBJECT TO THE ROUNDING MECHANISM (AS DEFINED BELOW) (THE "PREFERENTIAL OFFERING");

(II) AN OFFERING OF 25,500,000 NEW UNITS AT AN ISSUE PRICE OF S$2.35 PER NEW UNIT (THE "ATM AND PLACEMENT ISSUE PRICE") TO THE PUBLIC IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PRIVATE PLACEMENT OF 70,271,019 NEW UNITS AT THE ATM AND PLACEMENT ISSUE PRICE TO RETAIL AND INSTITUTIONAL INVESTORS (THE "PRIVATE PLACEMENT")

(COLLECTIVELY THE "EQUITY FUND RAISING").

Introduction

CapitaMall Trust Management Limited, as manager of CMT (the "**Manager**"), is issuing 173,400,000 New Units for placement so as to raise gross proceeds of S$405.9 million in order to:

- part finance the acquisition of Parco Bugis Junction, the retail component within the integrated mixed development of Bugis Junction located at 200 Victoria Street, Singapore 188021, as well as the plant and equipment located at the property and certain fixed assets;
- part refinance the bridge loans taken to finance the acquisitions of Hougang Plaza Units and Sembawang Shopping Centre (both terms as defined in the Circular); and
- part refinance the bridge loan taken to finance the payment of a deposit of 10.0% of the purchase consideration for the acquisition ("**the JEC Acquisition**") of Jurong Entertainment Centre (as defined in the Circular) and part finance the balance of the purchase consideration for the JEC Acquisition,

with the balance of the proceeds to be utilised for CMT's working capital purposes.

DBS Bank Ltd ("**DBS Bank**") and UBS AG, acting through its business group, UBS Investment Bank ("**UBS**", and together with DBS Bank, the "**Joint Lead Managers and Underwriters**"), have been appointed as joint lead managers and underwriters for the Preferential Offering and the Private Placement. DBS Bank has been appointed as lead manager and underwriter for the ATM Offering.

The Preferential Offering Issue Price of S$2.33 per New Unit represents a discount of 0.85% to the ATM and Placement Issue Price of S$2.35 per New Unit.

The Preferential Offering

The Preferential Offering is made to Relevant Singapore Registered Unitholders on a non-renounceable basis of 1 New Unit for every 10 existing Units held as at the Preferential Offering Books Closure Date (fractions of a Unit to be disregarded) and subject to the Rounding Mechanism.

Where a Relevant Singapore Registered Unitholder's provisional allocation of New Units under the Preferential Offering is other than an integral multiple of 1,000 Units, it will be increased to such number which, when added to his unitholding as at the Preferential Offering Books Closure Date, results in an integral multiple of 1,000 Units (the "**Rounding Mechanism**"). The Rounding Mechanism will be extended to investors who have subscribed for or purchased Units under the Central Provident Fund ("**CPF**") Investment Scheme and/or the Supplementary Retirement Scheme ("**SRS**"), and to Units held by nominee companies. It should be noted that in the case of Units held by Relevant Singapore Registered Unitholders through nominee companies, the Rounding Mechanism will be applied at the level of the aggregate Units held in the securities accounts of such nominee companies with The Central Depository (Pte) Limited. As such, Relevant Singapore Registered Unitholders whose Units are held by such nominee companies may not enjoy the benefit of the Rounding Mechanism on an individual level.

The Circular, which has been issued by the Manager and is in the process of being despatched to Relevant Singapore Registered Unitholders, requires your immediate attention. Relevant Singapore Registered Unitholders who wish to accept their provisional allocations of New Units under the Preferential Offering may do so in the manner set out in the Circular.

The Preferential Offering	Date	Time
Opens	19 October 2005	9:00 a.m.
Closes	25 October 2005 (for acceptances made through Acceptance Forms (as defined in the Circular))	4.45 p.m.
	25 October 2005 (for acceptances made through an ATM of a Participating Bank (as defined in the Circular))	9.30 p.m.

Relevant Singapore Registered Unitholders who had used their CPF Investible Savings ("**CPF Funds**") to purchase their existing Units and/or purchased their existing Units under the SRS can only accept their provisional allocations of New Units by instructing the relevant banks in which they hold their CPF Investment Scheme accounts and/or SRS accounts to do so on their behalf.

The ATM Offering

The ATM Offering is made to the public in Singapore. Anyone wishing to purchase the New Units under the ATM Offering will need to make an application in the manner set out in the Circular. Copies of the Circular may be obtained on request, until 25 October 2005, from any DBS Bank branch (including POSB) and UBS, subject to availability.

Key information on the ATM Offering is summarised below:

- Only for DBS Bank (including POSB) ATM cardholders.
- On a "first-come, first-served" basis.
- At the ATM and Placement Issue Price of S$2.35.
- Applicants may use cash and/or CPF Funds.
- Minimum number of New Units per application: 1,000 New Units (investors may also apply for larger numbers of New Units in integral multiples of 1,000).
- Maximum number of New Units per application: 300,000 New Units.
- Only one application may be made for the benefit of one person for the New Units under the ATM Offering. Multiple applications will be rejected.
- Any references to "Prospectus" and "Shares" on the ATM screens of DBS Bank (including POSB) will be references to the Circular and the New Units, respectively.

The ATM Offering	Date	*Time*
Opens	19 October 2005	12.00 noon
Closes	25 October 2005 (subject to early closure, at the discretion of DBS Bank (in consultation with the Manager) in the event that New Units under the ATM Offering are fully taken up earlier)	12.00 noon

The Private Placement

Save for the New Units proposed to be placed to The Capital Group Companies, Inc. and the Fairprice Group[1] under the Private Placement, the New Units under the Private Placement will be privately placed to other retail and institutional investors by the Joint Lead Managers and Underwriters.

Status of the New Units

The New Units will, upon issue, rank *pari passu* in all respects with the then existing Units, including the right to any distributions which may be paid for the period from the day the New Units are issued to 31 December 2005 as well as all distributions thereafter.

For the avoidance of doubt, the New Units issued pursuant to the Equity Fund Raising will not be entitled to participate in the distribution of any distributable income accrued by CMT prior to the issue of the New Units.

[1] The interest of NTUC Fairprice Co-operative Limited ("**FairPrice**") in the Units comprises a direct interest in 71,070,000 Units and a deemed interest in 25,330,000 Units held by a wholly owned subsidiary, Alphaplus Investments Pte Ltd. ("**AIPL**" and together with Fairprice, shall be known as the "**Fairprice Group**"). The proposed placement includes a placement of New Units to each of Fairprice and AIPL.

Listing of the New Units

The expected date and time of listing of the New Units on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") is 31 October 2005 at 2.00 p.m.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
as manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
18 October 2005

Important Notice

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

The Circular is available upon request and a copy may be obtained, until 25 October 2005, from any DBS Bank branch (including POSB), UBS AG, acting through its business group, UBS Investment Bank, and where applicable, from certain members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore, subject to availability. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Circular. Words and expressions not defined in this Announcement have the same meaning as defined in the Circular unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT. Investors should read the whole of the Circular before deciding to accept or purchase the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CMT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the units in CMT.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) (the "**Securities Act**") and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("**Regulation S**")).

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, DBS Bank and UBS to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.

CapitaMall Trust

18 October 2005

For Immediate Release

CapitaMall Trust new units to be issued at S$2.35 per unit

Forecast yield of 4.60%[1] for 2005 and 4.70%[2] for 2006

Existing Unitholders[3] enjoy price discount at $2.33 per unit

Singapore, 18 October 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce that it proposes to issue 173.4 million new units in CMT, to be placed by the Joint Lead Managers and Underwriters, DBS Bank Ltd ("DBS") and UBS AG (acting through its business group, UBS Investment Bank ("UBS")). The new units will be offered at a price of S$2.35 per unit and existing Unitholders subscribing for the Preferential Offering[3] will enjoy a discounted price at S$2.33 per unit. This follows the mandate from Unitholders at an Extraordinary General Meeting held on 6 October 2005 to proceed with the acquisition of Parco Bugis Junction and equity fund raising exercise.

Following the equity fund raising, Unitholders can expect a higher Distribution per Unit of 10.81 cents[4] in 2005 and 11.04 cents[5] in 2006. Based on the issue price of S$2.35, the forecast yield is 4.60%[6] in 2005 and 4.70%[7] in 2006.

The placement, which is fully underwritten by DBS and UBS, comprises a Preferential Offering[8] of approximately 77.6 million units, an ATM offering of 25.5 million units to the public in Singapore on a "first-come, first-served" basis ("ATM Offering") and a private placement of approximately 70.3 million units to retail and institutional investors ("Private Placement"). DBS

[1] Annualised figure based on CMTML's forecast, together with the accompanying assumptions, for the period 1 November 2005 to 31 December 2005, as set out in the CMT Circular dated 18 October 2005.

[2] Based on the projection for 2006, together with the accompanying assumptions, in the CMT Circular dated 18 October 2005.

[3] Relevant Singapore Registered Unitholders as defined in the CMT Circular dated 18 October 2005.

[4] Annualised figure based on CMTML's forecast, together with the accompanying assumptions, for the period 1 November 2005 to 31 December 2005, as set out in the CMT Circular dated 18 October 2005.

[5] Based on the projection for 2006, together with the accompanying assumptions, in the CMT Circular dated 18 October 2005.

[6] Annualised figure based on CMTML's forecast, together with the accompanying assumptions, for the period 1 November 2005 to 31 December 2005, as set out in the CMT Circular dated 18 October 2005.

[7] Based on the projection for 2006, together with the accompanying assumptions, in the CMT Circular dated 18 October 2005.

[8] Relevant Singapore Registered Unitholders as defined in the CMT Circular dated 18 October 2005.

and UBS are the Joint Lead Managers and Underwriters for the Preferential Offering and the Private Placement. DBS is the Lead Manager and Underwriter for the ATM Offering.

(A) Preferential Offering

The Preferential "1-for-10" Offering on a non-renounceable basis to the Relevant Singapore Registered Unitholders (as defined in the CMT circular dated 18 October 2005 (the "Circular")), subject to the rounding mechanism as described in the Circular, will open on 19 October 2005 at 9am. For acceptance using forms, the close of the offer is on 25 October 2005 at 4.45pm. For acceptance at ATMs, available at all ATMs of DBS (including POSB), OCBC Bank and UOB Group, the close of the offer is on 25 October 2005 at 9.30pm.

(B) ATM Offering

The ATM Offering, which is only available at DBS (including POSB) ATMs, will open on 19 October 2005 at noon and close upon full subscription, but no later than noon of 25 October 2005. It is on a "first-come, first-served" basis. The ATM Offering is subject to a maximum of 300,000 units per applicant.

(C) Private Placement

Retail and institutional investors can subscribe for the Private Placement through DBS, UBS and designated placement agents.

Mr Eric Ang, Managing Director & Joint Head, Global Financial Markets of DBS Bank Ltd, said, "CMT's clearly articulated strategy to drive DPU growth through asset enhancements and tenancy remixing has received good response from Unitholders. CMT is the first S-REIT to reward existing Unitholders through a discounted price for the Preferential Offering compared to the ATM Offering and the Private Placement. We expect strong demand for the placement from local and overseas investors. "

Mr Michael Smith, Executive Director and Head of Asian Real Estate of UBS Investment Bank, said, "CMT has demonstrated a track record of driving DPU growth through, among others, acquisitions, asset enhancements and pro-active leasing."

Mr Pua Seck Guan, CEO of CMTML, said, "We are confident that this equity fund raising exercise will receive strong support from retail and institutional investors. It will also enhance CMT's trading liquidity amongst the enlarged Unitholders' base and further reinforce our position as the largest REIT by market capitalisation in Singapore. With a pipeline of quality

assets and a clearly defined value creation plan for each asset, CMT has put in place a continuous growth strategy to deliver stable distributions and sustainable total return to Unitholders."

Status and Listing of the New Units

The new units, upon issuance, will rank equal to the existing units and will qualify for any distributions which may be paid for the period from the day the new units are issued to 31 December 2005, as well as distributions thereafter. The expected date and time of listing of the New Units is 31 October 2005 at 2.00pm.

For more details of the placement, please refer to the electronic copy of the Circular, which will be made available on CMT's website (www.capitamall.com) from 5.00pm on 18 October 2005 or call DBS Hotline at 1800-1111111. Copies of the Circular will also be available and may be obtained on request from any DBS / POSB branch and UBS from 19 October 2005 until 25 October 2005, subject to availability.

About CapitaMall Trust

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of seven quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza Units and Sembawang Shopping Centre. With a market capitalisation of over S$2.9 billion as at 12 October 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

IMPORTANT NOTICE

The information contained in this press release does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaMall Trust ("**CMT**", and units in CMT, "**Units**") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The Circular will be issued today and a copy may be obtained until 25 October 2005, from any DBS Bank branch (including POSB), UBS AG, acting through its business group, UBS Investment Bank, and where

applicable, from certain members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore, subject to availability.

The past performance of CMT is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

You are reminded that this document has been delivered to you on the basis that you are a person into whose possession this document may be lawfully delivered in accordance with the laws of jurisdiction in which you are located and you may not nor are you authorized to deliver this document to any other person and you agree not to copy or retransmit this document.

This press release is not an offer of securities in the United States. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S")). The New Units are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. A potential investor should read the Circular before deciding whether to subscribe for or purchase the New Units. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts are based on a specified range of issue prices per Unit and on the Manager's assumptions as explained in the CMT Circular. You are advised to read the CMT Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the CMT Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the CMT Circular. The forecast financial performance of CMT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the CMT Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Neither this press release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This document, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.

82-4507

Issued by CapitaMall Trust Management Limited

(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	Media Contact
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Oct-2005 17:39:54
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Request for Lifting of Trading Halt"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTML.annc.18Oct05.pdf Total size = **21K** (2048K size limit recommended)

Close Window

Print this page

Request for Lifting of Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	CAPITAMALL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITAMALL TRUST ("CMT")
Announcement is submitted with respect to *	CAPITAMALL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaMall Trust Management Limited (as manager of CMT)
Date & Time of Broadcast	18-Oct-2005 17:23:18
Announcement No.	00055

>> Announcement Details

The details of the announcement start here ...

Date of Lifting of Trading Halt *	19-10-2005
Time of Lifting of Trading Halt *	0900 hours

Close Window

82 - 4507

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Oct-2005 12:33:15
Announcement No.	00017

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "CMT's Private Placement more than 2.2 times subscribed"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued a news release on the above matter, as attached for information.
Attachments:	CMTML.annc.19Oct05.pdf Total size = **115K** (2048K size limit recommended)

Close Window

CapitaMall Trust

19 October 2005
For Immediate Release

CMT's Private Placement more than 2.2 times subscribed

Quality new long term investors form 35% of total demand

Singapore, 19 October 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce that it has received indications of interest of more than 2.2 times for the 70.3 million New Units available for subscription under the Private Placement as at 8 p.m. (Singapore time) on 18 October 2005, since it commenced placement earlier on the same day morning. In view of the strong demand from retail and institutional Unitholders, DBS Bank Limited and UBS AG (acting through its business group, UBS Investment Bank), as Joint Lead Managers and Underwriters for the equity fund raising exercise, in consultation with CMTML, have decided to close the book of orders for the Private Placement. 35% of the total demand is attributed to new long term investors from Australia and Switzerland out of an order book of 70 quality institutional investors.

Mr Pua Seck Guan, CEO of CMTML, said, "We are very pleased with the strong take-up for the Private Placement, and in particular, with the quality of the investors who will augment our already well-diversified Unitholders' base. This is despite pricing the Private Placement at a tight discount of 0.8 cents from the Volume Weighted Average Price less the estimated Accrued Distribution. With 35% of the total demand attributable to new long term investors, it clearly demonstrates that these investors see value in our pipeline of quality assets. It also proves that S-REITs remain an attractive investment as long as it is able to show its ability to drive Distribution per Unit growth through clearly defined value creation plans. On the back of this positive response, we expect similar strong demand for the Preferential Offering[1], given the price discount for Existing Unitholders, as well as for the ATM Offering."

[1] *Relevant Singapore Registered Unitholders as defined in the CMT Circular dated 18 October 2005.*

82-4507

The Preferential Offering will open for acceptance at 9am on 19 October 2005. The ATM Offering to the public in Singapore on a "first-come, first-served" basis will open for application at noon on the same day.

The New Units are expected to commence trading on 31 October 2005 at 2.00pm. The important dates and times are set out below:

Opening Date and Time for Preferential Offering	:	Acceptance Form : 19 October 2005, 9am ATM : 19 October 2005, 9am
Closing Date and Time for the Preferential Offering	:	Acceptance Form : 25 October 2005, 4.45pm ATM : 25 October 2005, 9.30pm
Opening Date and Time for the ATM Offering	:	19 October 2005, 12pm (noon)
Closing Date and Time for the ATM Offering	:	25 October 2005, 12pm (noon) (subject to early closure in the event that the New Units under the ATM Offering are fully taken up earlier)

For more details of the placement, please refer to the electronic copy of the Circular[2], which is available on CMT's website (www.capitamall.com) or call DBS Hotline at 1800-1111111. Copies of the Circular will also be available and may be obtained on request from any DBS (including POSB) branch and UBS from 19 October 2005 until 25 October 2005, subject to availability.

About CapitaMall Trust

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of seven quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza Units and Sembawang Shopping Centre. With a market capitalisation of over S$2.9 billion as at 12 October 2005, it is currently Singapore's largest REIT.

[2] The CMT Circular dated 18 October 2005.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

IMPORTANT NOTICE

The information contained in this press release does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaMall Trust ("**CMT**", and units in CMT, "**Units**") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The Circular was issued on 18 October 2005 and a copy may be obtained until 25 October 2005, from any DBS Bank branch (including POSB), UBS AG, acting through its business group, UBS Investment Bank, and where applicable, from certain members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore, subject to availability.

The past performance of CMT is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

You are reminded that this document has been delivered to you on the basis that you are a person into whose possession this document may be lawfully delivered in accordance with the laws of jurisdiction in which you are located and you may not nor are you authorized to deliver this document to any other person and you agree not to copy or retransmit this document.

This press release is not an offer of securities in the United States. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S")). The New Units are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. A potential investor should read the Circular before deciding whether to subscribe for or purchase the New Units. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts are based on a specified range of issue prices per Unit and on the Manager's assumptions as explained in the CMT Circular. You are advised to read the CMT Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the CMT Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the CMT Circular. The forecast financial performance of CMT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the CMT Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Neither this press release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This document, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.

Issued by CapitaMall Trust Management Limited

(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Oct-2005 17:53:44
Announcement No.	00072

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "(1) Unaudited Results For The Period Ended 30 September 2005; and (2) Ascott Continues With Another Quarter Of Strong Growth With Operating Profit Surging 404% To S$17.3 Million"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE PERIOD
ENDED 30 SEPTEMBER 2005
TABLE OF CONTENTS

1(a)(i) **INCOME STATEMENT**

	Note	GROUP 3Q 2005 S$'000	GROUP 3Q 2004 S$'000	% +/-	GROUP YTD Sep 2005 S$'000	GROUP YTD Sep 2004 S$'000	% +/-
Revenue	A.1	112,200	51,177	119%	331,374	156,598	112%
Cost of sales		(74,579)	(36,000)	107%	(224,250)	(109,669)	104%
Gross profit	A.1	37,621	15,177	148%	107,124	46,929	128%
Other operating income		528	1,432	-63%	1,899	3,977	-52%
Administrative expenses	A.2	(5,644)	(7,235)	-22%	(22,701)	(20,241)	12%
Other operating expenses		(97)	(2,037)	-95%	(285)	(2,154)	-87%
Profit from operations		**32,408**	**7,337**	**342%**	**86,037**	**28,511**	**202%**
Share of results of associates and jointly controlled entities	A.3	(86)	7,814	-101%	(1,200)	20,525	-106%
Comprising:							
Operating results		*(86)*	*7,812*	*-101%*	*(1,200)*	*19,343*	*-106%.*
Non-operating income		*-*	*2*	*n.m.*	*-*	*1,182*	*n.m.*
Non-operating income	A.4	188	25,916	-99%	2,223	30,730	-93%
Foreign exchange gain/(loss)	A.5	2,251	(989)	328%	1,534	(224)	785%
Interest income		2,507	2,319	8%	7,117	5,927	20%
Finance costs	A.6	(13,533)	(6,053)	124%	(39,834)	(19,081)	109%
Profit from ordinary activities before taxation	A.7	**23,735**	**36,344**	**-35%**	**55,877**	**66,388**	**-16%**
Taxation		(5,195)	(5,238)	-1%	(13,643)	(14,022)	-3%
Profit from ordinary activities after taxation		**18,540**	**31,106**	**-40%**	**42,234**	**52,366**	**-19%**
Minority interests		2,653	1,757	51%	6,905	5,005	38%
Net profit attributable to shareholders		**15,887**	**29,349**	**-46%**	**35,329**	**47,361**	**-25%**

1(a)(ii) **Explanatory Notes to Income Statement**

The results of the Group included the effects of the following events:

1. Citadines, the Group's European chain of serviced residences, became a wholly-owned subsidiary of the Group with effect from 29 October 2004. Accordingly, Citadines' results were consolidated for YTD Sep 2005. In the corresponding period last year, Citadines' results were accounted for as a jointly controlled entity as the Group only owned 50% equity interest.

2. Sale of The Ascott Singapore ("TAS") and Scotts Shopping Centre ("SSC") was made on 7 September 2004. Accordingly, the YTD Sep 2005 results did not include any contributions from the divested TAS and SSC whereas YTD Sep 2004 results included the consolidation of TAS and SSC, as well as a divestment gain of S$30.9 million.

A.1 **Revenue and Gross profit**

Revenue

Revenue for 3Q 2005 and YTD Sep 2005 of S$112.2 million and S$331.4 million respectively more than doubled those of the corresponding periods last year. The increase in revenue was underpinned by expansion and strong improvement in the Group's serviced residence operations, particularly in Europe and China, in addition to the consolidation of Citadines' results.

Gross profit

The better performances from the Group's serviced residences across all the regions, particularly in China, and the consolidation of Citadines' results increased the gross profit from S$15.2 million in 3Q 2004 to S$37.6 million in 3Q 2005. This represented an increase of one and a half times. The Group also boosted its profitability with gross profit margin improving by 4 percentage point from 30% in 3Q 2004 to 34% in 3Q 2005. The improvement in the gross profit margin was due mainly to the higher overall revenue per available room ("REVPAR") achieved and better operating efficiency.

For the same reasons mentioned above, gross profit for YTD Sep 2005 of S$107.1 million increased 128% over YTD Sep 2004, and gross profit margin increased by 2 percentage point from 30% in YTD Sep 2004 to 32% in YTD Sep 2005.

A.2 **Administrative expenses**

The higher administrative expenses for YTD Sep 2005, as compared to the corresponding period last year, were mainly due to consolidation of depreciation charges of Citadines.

A.3 **Share of results of associates and jointly controlled entities**

	GROUP			GROUP		
	3Q 2005 S$'000	3Q 2004 S$'000	% +/-	YTD Sep 2005 S$'000	YTD Sep 2004 S$'000	% +/-
The Group's share of results of :						
Associates:	**1,546**	**1,358**	**14%**	**3,713**	**3,427**	**8%**
Comprising:						
- Operating results	*1,546*	*1,356*	*14%*	*3,713*	*2,809*	*32%*
- Non-operating income	*-*	*2*	*n.m.*	*-*	*618*	*n.m.*
Jointly controlled entities	**(1,632)**	**6,456**	**-125%**	**(4,913)**	**17,098**	**-129%**
Comprising:						
- Operating results	*(1,632)*	*6,456*	*-125%*	*(4,913)*	*16,534*	*-130%.*
- Non-operating income	*-*	*-*	*n.m.*	*-*	*564*	*n.m.*
Total share of results	**(86)**	**7,814**	**-101%**	**(1,200)**	**20,525**	**-106%**

Associates

Excluding the one-off gain of S$0.6 million from the sale of penthouse units in The Ascott Kuala Lumpur in 2Q 2004, the Group's share of results in associates for 3Q 2005 and YTD Sep 2005 increased by 14% to S$1.5 million and 32% to S$3.7 million respectively as compared to the corresponding periods last year. The increase was mainly attributable to better performance from the Group's serviced residence operations in China and Malaysia.

Jointly controlled entities

In YTD Sep 2004, the Group's share of results in jointly controlled entities included 50% share of Citadines' operating results, a S$4.4 million prior year pre-tax profit adjustment to align Citadines' FY2003 estimated results to its audited financial statements, as well as a one-off gain of S$0.6 million pertaining to the sale of the Sky Villa residential units in Thailand.

In YTD Sep 2005, Citadines' results were no longer equity accounted for under jointly controlled entities as it has been consolidated as a wholly-owned subsidiary. The loss of S$4.9 million recorded in YTD Sep 2005 largely pertained to the serviced residences in London held under a jointly controlled entity. If we were to include the interest income earned from the jointly controlled entities which had been separately reflected under "Interest Income", the Group's share of results from jointly controlled entities was positive at S$1.1 million.

A.4 Non-operating income

	GROUP 3Q 2005 S$'000	GROUP 3Q 2004 S$'000	% +/-	GROUP YTD Sep 2005 S$'000	GROUP YTD Sep 2004 S$'000	% +/-
Profit from disposal of:						
Divested assets *(1)*	188	30,891	-99%	485	30,891	-98%
Long-term investments *(2)*	-	-	-	-	4,814	n.m.
Impairment loss *(3)*	-	(4,975)	n.m.	-	(4,975)	n.m.
Write-back of impairment of investment *(4)*	-	-	-	917	-	n.m.
Negative goodwill *(5)*	-	-	-	821	-	n.m.
	188	**25,916**	**-99%**	**2,223**	**30,730**	**-93%**

(1) In YTD Sep 2004, the gain on disposal of divested assets of S$30.9 million related to the divestment of SSC and TAS on 7 September 2004. In YTD Sep 2005, the gain on disposal of divested assets of S$0.5 million related to the sale of condomium units in Indonesia in 3Q 2005 and the sale of non-serviced residence townhouses in Malaysia in 2Q 2005.

(2) The S$4.8 million comprised gain from disposal of the Group's entire interest in its jointly controlled entity, IP Thai Property Fund in 2Q 2004.

(3) The impairment loss was for the diminution in value of the Group's non-core investments in China.

(4) Full provision for diminution in value of the Group's long-term investment in non-serviced residence projects in India was made in 1999. The S$0.9 million write-back was due to capital returned and dividends received, which arose from the investee's recent disposal of its assets at a profit.

(5) The negative goodwill arose from the Group's increase in equity interest in its investment in Vietnam, Mekong-Hacota Joint Venture Company Ltd ("Mekong-Hacota"). The S$0.8 million gain represented the excess of fair value of assets acquired over the purchase consideration paid for an additional 5% stake.

A.5 Foreign exchange gain/(loss)

The foreign exchange gain recognised in this quarter was largely due to revaluation gain on foreign currency receivables, mainly denominated in US Dollars ("US$"), from the Group's associates, as a result of the appreciation of the US$ against S$. In addition, arising from the unpegging of the RMB, the Group's China operations also recognised a gain of approximately S$0.7 million from the revaluation on its US$ bank loans in this quarter.

A.6 Finance costs

The finance costs of the Group for 3Q 2005 and YTD Sep 2005 increased by S$7.5 million and S$20.8 million respectively. The increase was due mainly to the consolidation of Citadines' interest expense and the FRS 39 charges for the current year.

A.7 Profit from ordinary activities before taxation includes the following significant items:

	GROUP 3Q 2005 S$'000	GROUP 3Q 2004 S$'000	% +/-	GROUP YTD Sep 2005 S$'000	GROUP YTD Sep 2004 S$'000	% +/-
Depreciation and amortisation	(2,300)	(2,381)	-3%	(11,172)	(6,709)	67%
Staff costs	(23,945)	(11,873)	102%	(76,057)	(37,036)	105%
Operating lease rental	(14,833)	(8,026)	85%	(48,694)	(24,127)	102%

The increases in the above mentioned expenses in YTD Sep 2005 over that of YTD Sep 2004 were mainly due to consolidation of Citadines' operating results for the respective periods.

A.8 **Operating earnings before interest, taxation, depreciation and amortisation ("Operating EBITDA"):**

	GROUP			GROUP		
	3Q 2005 S$'000	3Q 2004 S$'000	% +/-	YTD Sep 2005 S$'000	YTD Sep 2004 S$'000	% +/-
Profit from ordinary activities before taxation	**23,735**	**36,344**	**-35%**	**55,877**	**66,388**	**-16%**
Add:						
Finance costs	13,533	6,053	124%	39,834	19,081	109%
Group EBIT	**37,268**	**42,397**	**-12%**	**95,711**	**85,469**	**12%**
Add:						
Depreciation and amortisation	2,300	2,381	-3%	11,172	6,709	67%
Group EBITDA	**39,568**	**44,778**	**-12%**	**106,883**	**92,178**	**16%**
Less:						
Non-operating income *(A.3 and A.4)*	188	25,918	-99%	2,223	31,912	-93%
Operating EBITDA	39,380	18,860	109%	104,660	60,266	74%

1(b)(i) **BALANCE SHEET**

	Note	GROUP 30/09/2005 S$'000	GROUP 31/12/2004 S$'000	COMPANY 30/09/2005 S$'000	COMPANY 31/12/2004 S$'000
Non-Current Assets					
Property, plant and equipment		115,455	104,464	852	1,124
Intangible assets		29,765	29,838	-	-
Investment properties	1(b)(ii)	1,945,094	1,877,267	-	-
Properties under development		12,928	12,853	-	-
Interest in subsidiaries		-	-	323,506	323,506
Interest in associates and jointly controlled entities	1(b)(ii)	113,518	158,970	2,943	2,936
Long-term receivables		-	-	59,862	59,978
Other financial assets		3,842	3,325	-	-
Deferred tax assets		11,720	13,408	-	-
		2,232,322	**2,200,125**	**387,163**	**387,544**
Current Assets					
Properties held for sale		20,040	23,284	-	-
Inventories		856	857	-	-
Trade receivables		38,451	26,229	-	-
Other receivables		118,296	123,825	161,097	200,144
Cash and bank balances		109,180	117,229	221	652
		286,823	**291,424**	**161,318**	**200,796**
Current Liabilities					
Bank overdraft (unsecured)	1(b)(iii)	(6,038)	(12,715)	-	-
Trade payables		(24,177)	(21,888)	(42)	(302)
Other payables		(175,607)	(182,574)	(58,824)	(66,098)
Interest bearing liabilities	1(b)(iii)	(335,755)	(517,514)	-	-
Current tax payable		(16,531)	(17,895)	(4,040)	(3,571)
		(558,108)	**(752,586)**	**(62,906)**	**(69,971)**
Net Current (Liabilities) / Assets		**(271,285)**	**(461,162)**	**98,412**	**130,825**
Non-Current Liabilities					
Interest bearing liabilities	1(b)(iii)	(541,901)	(355,720)	-	-
Amount due to minority shareholders of subsidiaries		(4,092)	(4,102)	-	-
Deferred income		(8,676)	(8,438)	-	-
Deferred tax liabilities		(19,281)	(19,929)	(882)	(885)
		(573,950)	**(388,189)**	**(882)**	**(885)**
Net Assets		**1,387,087**	**1,350,774**	**484,693**	**517,484**
Capital and Reserves					
Share capital		313,862	310,988	313,862	310,988
Reserves		933,947	924,091	170,831	206,496
Shareholders' Equity		**1,247,809**	**1,235,079**	**484,693**	**517,484**
Minority interests		139,278	115,695	-	-
Total Equity		**1,387,087**	**1,350,774**	**484,693**	**517,484**

1(b)(ii) **Group investment properties and interest in associates and jointly controlled entities**

The increase in the Group's investment properties and the decrease in the Group's interest in associates and jointly controlled entities as at 30 September 2005 were mainly due to the Group's consolidation of Mekong-Hacota as a subsidiary. Mekong-Hacota was previously accounted for as a jointly controlled entity.

1(b)(iii) Group borrowings (including finance leases)

		As at 30/09/2005 S$'000	As at 31/12/2004 S$'000
Repayable in one year or less or on demand			
- Secured		101,902	277,942
- Unsecured		239,891	252,287
	(1)	341,793	530,229
Repayable after one year			
- Secured	(1)	541,901	355,720
- Unsecured		-	-
		541,901	355,720
Total		883,694	885,949

(1) The increase in the secured borrowings repayable after one year at 30 September 2005 was mainly due to the refinancing of Citadines' loans of approximately S$240 million. These loans were previously classified as repayable within one year.

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings, investment properties, properties under development or properties held for sale; and
- Pledge of shares of some subsidiaries.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	3Q 2005 S$'000	3Q 2004 S$'000	YTD Sep 2005 S$'000	YTD Sep 2004 S$'000
Operating Activities				
Profit from ordinary activities before taxation	23,735	36,344	55,877	66,388
Adjustments for:				
Accretion of deferred income	(678)	(1,669)	(2,089)	(3,037)
Depreciation and amortisation	2,300	2,381	11,172	6,709
Gain on disposal of:				
- property, plant and equipment	(17)	(22)	(22)	(25)
- properties held for sale	(87)	-	(1,064)	(772)
Non-operating income	(188)	(25,916)	(2,223)	(30,730)
Interest expense	13,533	6,053	39,834	19,081
Interest income	(2,507)	(2,319)	(7,117)	(5,927)
Share of results of associates and jointly controlled entities	86	(7,814)	1,200	(20,525)
Share options and performance shares expense	287	175	885	480
Operating profit before working capital changes	**36,464**	**7,213**	**96,453**	**31,642**
Changes in working capital	4,784	20,088	(939)	12,847
Cash generated from operations	**41,248**	**27,301**	**95,514**	**44,489**
Income tax paid	(3,776)	(2,780)	(10,808)	(7,281)
Proceeds from sale of golf memberships	1,318	560	2,620	3,179
Cash flows from operating activities	**38,790**	**25,081**	**87,326**	**40,387**
Investing Activities				
Interest received	2,037	2,194	6,834	5,788
Acquisition of property, plant and equipment	(6,302)	(2,753)	(16,274)	(7,795)
Acquisition of subsidiary, net of cash	-	-	(2,593)	-
Proceeds from disposal of:				
- property, plant and equipment	79	46	243	140
- investment properties	-	345,000	2,690	345,000
- jointly controlled entities	-	-	-	22,863
Investment in associates and jointly controlled entities	11,141	(10,115)	4,460	(21,964)
Capital reduction of jointly controlled entity and long-term investment	540	1,182	540	4,739
Dividends from associates and jointly controlled entities	347	5,208	1,966	7,265
Acquisition of investment properties and properties under development	(870)	-	(7,719)	-
Proceed from settlement of legal case	-	2,000	-	2,000
Proceeds from repayment of loan previously assigned on disposal of subsidiary	-	-	3,730	-
Other investing cashflow	-	(149)	-	(209)
Cash flows from investing activities	**6,972**	**342,613**	**(6,123)**	**357,827**
Financing Activities				
Proceeds from shares issued under share option scheme	1,261	448	4,831	975
Interest paid	(11,535)	(7,745)	(35,576)	(20,058)
Dividends paid	-	-	(30,037)	(14,899)
Dividends paid to minority interests	-	(4,550)	(2,247)	(4,550)
Repayments of bank borrowings	(36,728)	(360,768)	(9,977)	(365,521)
Repayment of finance lease liabilities	(894)	35,131	(2,526)	35,131
Fixed deposits pledged as securities	17,181	(13)	17,709	1,940
Other financing cashflow	(837)	5,308	(7,227)	(1,316)
Cash flows from financing activities	**(31,552)**	**(332,189)**	**(65,050)**	**(368,298)**
Increase in cash & cash equivalents	**14,210**	**35,505**	**16,153**	**29,916**
Cash and cash equivalents at beginning of the period	**89,216**	**61,435**	**86,832**	**67,170**
Effect of exchange rate changes on balances held in foreign currencies	(284)	25	157	(121)
Cash and cash equivalents at end of the period	**103,142**	**96,965**	**103,142**	**96,965**

Cash and cash equivalents at end of period comprises:

	30/09/2005 S$'000	30/09/2004 S$'000
Cash & bank balances	109,180	121,456
Fixed deposits pledged as security for term loan	-	(19,368)
Bank overdraft	(6,038)	(5,123)
Cash and cash equivalents at end of the period	**103,142**	**96,965**

The operating cashflow of the Group increased by 55% from S$25.1 million in 3Q 2004 to S$38.8 million in 3Q 2005. The operating cashflow of the Group for YTD Sep 2005 also more than doubled from S$40.4 million in YTD Sep 2004 to S$87.3 million in YTD Sep 2005. The increase in the operating cashflow was in line with the expansion and strong improvement in the Group's serviced residence operations, better working capital management, in addition to the consolidation of Citadines.

82 - 4507

1(d)(i) STATEMENTS OF CHANGES IN EQUITY

S$'000	Share Capital	Share Premium	Revaluation Reserve	Reserve on Consol	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP															
At 1 January 2005	310,988	291,812	74,231	-	504	95,136	396,000	-	5,474	-	(31,575)	91,548	1,234,118	115,695	1,349,813
Effect of adopting FRS 39	-	-	-	-	-	-	-	-	-	(10,204)	24,512	(22,486)	(8,178)	-	(8,178)
Effect of adopting FRS 102	-	-	-	-	-	-	-	1,843	-	-	-	(882)	961	-	961
As restated	310,988	291,812	74,231	-	504	95,136	396,000	1,843	5,474	(10,204)	(7,063)	68,180	1,226,901	115,695	1,342,596
Issue of shares under Share Option Plan	2,830	2,001	-	-	-	-	-	-	-	-	-	-	4,831	-	4,831
Issue of performance shares	44	-	-	-	-	-	-	-	-	-	-	-	44	-	44
Share options expense	-	-	-	-	-	-	-	740	-	-	-	-	740	-	740
Performance shares expense	-	-	-	-	-	-	-	145	-	-	-	-	145	-	145
Hedging movement for period	-	-	-	-	-	-	-	-	-	4,680	-	-	4,680	-	4,680
Foreign exchange differences	-	-	-	-	-	-	-	-	-	-	4,978	-	4,978	-	4,978
Translation adjustment	-	-	35	-	269	-	-	-	-	-	-	(267)	37	1,694	1,731
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	17,231	17,231
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	35,329	35,329	6,905	42,234
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	(30,037)	(30,037)	(2,247)	(32,284)
Disposal of investment property	-	-	161	-	-	-	-	-	-	-	-	-	161	-	161
At 30 September 2005	313,862	293,813	74,427	-	773	95,136	396,000	2,728	5,474	(5,524)	(2,085)	73,205	1,247,809	139,278	1,387,087

S$'000	Share Capital	Share Premium	Revaluation Reserve	Reserve on Consol	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
At 1 January 2004	310,263	291,309	138,641	10,958	201	95,136	396,000	-	5,474	-	(17,916)	11,857	1,241,923	95,901	1,337,824
Effect of adopting FRS 102	-	-	-	-	-	-	-	277	-	-	-	(274)	3	-	3
Effect of adopting FRS 103	-	-	-	(10,958)	-	-	-	-	-	-	-	-	(10,958)	-	(10,958)
As restated	310,263	291,309	138,641	-	201	95,136	396,000	277	5,474	-	(17,916)	11,583	1,230,968	95,901	1,326,869
Issue of shares under Share Option Plan	575	400	-	-	-	-	-	-	-	-	-	-	975	292	1,267
Share options expense	-	-	-	-	-	-	-	480	-	-	-	-	480	-	480
Share of surplus on revaluation of investment properties of associates and jointly controlled entities	-	-	172	-	-	-	-	-	-	-	-	-	172	-	172
Revaluation deficit on investment properties	-	-	(256)	-	-	-	-	-	-	-	-	-	(256)	-	(256)
Foreign exchange differences	-	-	-	-	-	-	-	-	-	-	(6,626)	-	(6,626)	-	(6,626)
Disposal of jointly controlled entities	-	-	(19,350)	-	-	-	-	-	-	-	596	-	(18,754)	-	(18,754)
Translation adjustment	-	-	(359)	-	(1)	-	-	-	-	-	-	-	(360)	(116)	(476)
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	47,361	47,361	5,005	52,366
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	(14,899)	(14,899)	(4,550)	(19,449)
At 30 September 2004	310,838	291,709	118,848	-	200	95,136	396,000	757	5,474	-	(23,946)	44,045	1,239,061	96,532	1,335,593

S$'000	Share Capital	Share Premium	Revaluation Reserve	Capital Reduction Reserve	Foreign Currency Translation Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY								
At 1 January 2005	310,988	49,332	-	95,136	(1,449)	-	62,516	516,523
Effect of adopting revised FRS 21	-	-	-	-	1,449	-	(1,449)	-
Effect of adopting FRS 102	-	-	-	-	-	1,843	(882)	961
As restated	310,988	49,332	-	95,136	-	1,843	60,185	517,484
Issue of shares under Share Option Plan	2,830	2,001	-	-	-	-	-	4,831
Issue of performance shares	44	-	-	-	-	-	-	44
Share options expense	-	-	-	-	-	740	-	740
Performance shares expense	-	-	-	-	-	145	-	145
Loss for the period	-	-	-	-	-	-	(8,514)	(8,514)
Dividends paid	-	-	-	-	-	-	(30,037)	(30,037)
At 30 September 2005	313,862	51,333	-	95,136	-	2,728	21,634	484,693
At 1 January 2004	310,263	48,829	18,695	95,136	(313)	-	26,001	498,611
Effect of adopting revised FRS 21	-	-	-	-	313	-	(313)	-
Effect of adopting FRS 102	-	-	-	-	-	277	(274)	3
As restated	310,263	48,829	18,695	95,136	-	277	25,414	498,614
Issue of shares under Share Option Plan	575	400	-	-	-	-	-	975
Share options expense	-	-	-	-	-	480	-	480
Profit for the period	-	-	-	-	-	-	40,320	40,320
Dividends paid	-	-	-	-	-	-	(14,899)	(14,899)
At 30 September 2004	310,838	49,229	18,695	95,136	-	757	50,835	525,490

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2004, the issued and paid up capital of the Company increased by S$2,874,640 to S$313,862,258 as a result of the exercise of share options (S$2,830,840) and the issue of performance shares (S$43,800) under The Ascott Share Option Plan (the "Plan") and The Ascott Performance Share Plan respectively.

Share Options

As at 30 September 2005, there were 44,356,550 (31 December 2004: 50,608,500) unissued ordinary shares of S$0.20 each of the Company under the Plan. The movements are as follows:

As at 1 January 2005	50,608,500
Granted during the financial period	10,335,500
Cancelled/Lapsed during the financial period	(2,433,250)
Exercised during the financial period	(14,154,200)
As at 30 September 2005	44,356,550

Performance Shares

As at 30 September 2005, there were 4,082,223 (31 December 2004: 3,400,000) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2005	3,400,000
Granted during the financial period	2,482,223
Issued during the financial period	(219,000)
Cancelled/Lapsed during the financial period	(1,581,000)
As at 30 September 2005	4,082,223

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

Except for the adoption of Financial Reporting Standard ("FRS") 39 Financial Instruments: Recognition and Measurement and FRS 102 Share Based Payment that are mandatory for financial years beginning on or after 1 January 2005, the Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2004. Please refer to Paragraph 5 for more details on the changes of accounting policies.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

The Group applied the new FRS 39 Financial Instruments: Recognition and Measurement and the FRS 102 Share Based Payment with effect from 1 January 2005.

FRS 39

This FRS sets out the new requirements for the recognition, derecognition and measurement of the Group's financial instruments and hedge accounting. The adoption of FRS 39 has resulted in the Group recognising derivative financial instruments as assets or liabilities at fair value.

In accordance with the transitional provisions of FRS 39, the comparative financial statements for 2004 are not restated. Instead, the changes have been accounted for by restating the opening balances in the balance sheet as at 1 January 2005.

FRS 102

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

The Company currently has share-based incentive plans such as The Ascott Share Option Plan and The Ascott Performance Share Plan, whereby share options have been granted and/or performance shares have been conditionally awarded. Under the transitional provisions of FRS 102, this FRS must be applied to shares, share options or other equity instruments that were granted after 22 November 2002 and had not yet vested at 1 January 2005. The application is retrospective and accordingly, the comparative financial statements for 2004 are restated and the opening balance of retained earnings has been adjusted.

Prior to adoption of FRS 102, no compensation expense was charged to the profit and loss account for share options granted. In respect of performance shares, the Group's accounting policy was to make a provision based on the latest estimate of the number of shares that will be awarded and the market price of the shares at the reporting date. With the adoption of FRS 102, the compensation expense relating to both share options and performance shares is taken to the profit and loss account over the vesting periods of the grants. The compensation expense is based on the respective fair values of share options and performance shares at grant dates.

Subject to year-end audit, the financial impact on the Group arising from the application of FRS 39 and FRS 102 is as follows:

	Group S$'000
Net profit before change in accounting policy for the YTD Sep 2005	41,909
Effect of compliance with the new standards	
- Increase / (decrease) in net profit due to FRS 39	
(i) Foreign exchange gain – fair value hedges	1,221
(ii) Financing cost – mainly hedging cost of cash flow hedges	(7,061)
- Share option expense recognised due to FRS 102	(740)
Net profit after change in accounting policy for YTD Sep 2005	35,329
Opening revenue reserve at 1 January 2005 before change in accounting policy	91,548
- Mainly hedging cost transferred from FCTR* due to FRS 39 (see @ below)	(24,512)
- Gain on recognition of changes in fair value of derivative liabilities	2,026
- Share option expense recognised due to FRS 102	(882)
Opening revenue reserve at 1 January 2005 after change in accounting policy	68,180
FCTR* at 1 January 2005 before change in accounting policy	(31,575)
- Mainly hedging cost transferred to revenue reserve due to FRS 39 @	24,512
FCTR* at 1 January 2005 after change in accounting policy	(7,063)

** Note : FCTR - Foreign currency translation reserve*

Apart from FRS 39 and FRS 102, the Group adopted various revisions in FRS, applicable from 1 January 2005. These do not have a significant financial impact on the Group. The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 1: Presentation of Financial Statements, with the 2004 comparatives restated to conform to current year's presentation.

6. Earnings in cents per ordinary share based on profits attributable to Members of the Company

		GROUP		GROUP	
		3Q 2005	3Q 2004	YTD Sep 2005	YTD Sep 2004
(i)	Based on existing issued share capital #	1.01	1.89	2.26	3.05
(ii)	On a fully diluted basis +	1.00	1.87	2.23	3.02

Net earnings per share calculation is based on the weighted average number of 1,565,255,268 shares of S$0.20 each in issue in 3Q 2005 (3Q 2004: 1,552,678,203 shares) taking into consideration the issue of 14,373,200 ordinary shares upon exercise of share options and performance shares.

+ The fully diluted earnings per share is based on the weighted average number of 1,582,012,250 shares of S$0.20 each in issue for 3Q 2005 (3Q 2004: 1,567,478,414 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options and performance shares which would dilute the basic earnings per share.

7. Net asset value per ordinary share (cents)

	GROUP	
	30/09/2005	31/12/2004
NAV per share	79.5	79.4

Net asset value per share calculation is based on the issued shares of 1,569,311,292 as at 30 September 2005 (31 December 2004: 1,554,938,092 shares). The increase in NAV per share was mainly due to the contribution of the Group's performance in YTD Sep 2005, partially offset by the dividend of S$30.0 million paid out in 2Q 2005.

8(i) Group Performance Review

8(i)(a) Revenue and Operating EBITDA Analysis - 3Q 2005 vs. 3Q 2004

	Ref	Revenue 3Q 2005	Revenue 3Q 2004	Revenue Variance S$M	Revenue Variance %	Ref	Operating EBITDA 3Q 2005	Operating EBITDA 3Q 2004	Operating EBITDA Variance S$'M	Operating EBITDA Variance %
		S$'million					S$'million			
Serviced Residence		106.2	42.8	63.4	*148%*		37.0	14.7	22.3	*152%*
Retail and Others		6.0	8.4	(2.4)	*-29%*		2.4	4.2	(1.8)	*-43%*
	A.1	**112.2**	**51.2**	**61.0**	***119%***	**A.8**	**39.4**	**18.9**	**20.5**	***109%***
Serviced Residence										
Singapore		10.3	10.6	(0.3)	*-3%*		4.7	4.5	0.2	*4%*
South East Asia		15.5	13.3	2.2	*17%*		9.9	9.0	0.9	*10%*
North Asia		6.1	4.1	2.0	*49%*		4.4	3.6	0.8	*22%*
Australia and New Zealand		11.2	11.2	-	-		(1.9)	(4.3)	2.4	*56%*
Europe		63.1	3.6	59.5	*1,653%*		25.0	8.2	16.8	*205%*
Unallocated items (including foreign exchange differences)		-	-	-	-		(5.1)	(6.3)	1.2	*19%*
		106.2	**42.8**	**63.4**	***148%***		**37.0**	**14.7**	**22.3**	***152%***

Revenue more than doubled to S$112.2 million in 3Q 2005 from S$51.2 million in 3Q 2004. The increase in revenue was underpinned by expansion and improvement in China and Europe's serviced residences operations, in addition to the consolidation of Citadines' revenue. The higher revenue was achieved despite the loss of contributions from The Ascott Singapore ("TAS") and Scotts Shopping Centre ("SSC") which the Group divested in September 2004 in line with its portfolio management strategy.

In tandem with the increased revenue, operating EBITDA for 3Q 2005 at S$39.4 million was also more than doubled that of 3Q 2004. This was supported by growth across all the regions, more significantly in Europe and China. Both clusters showed improvement in their REVPAR in this quarter as compared to the previous corresponding period. Improvement was also contributed by the South East Asia region where the REVPAR showed an overall 8% increase for 3Q 2005 as compared to 3Q 2004.

In Singapore, the Group's serviced residence staged well with an overall REVPAR of S$144 for 3Q 2005, an increase of 15% when compared with S$125 in 3Q 2004. This increase was attributable to both higher average daily rates and buoyant occupancy, driven mainly by aggressive sales initiatives that successfully capitalised on the positive market conditions. These sales initiatives netted the Group some major customers in this quarter. As such, the operating EBITDA of Singapore operations for 3Q 2005 exceeded that of 3Q 2004 by 4%, despite the absence of contribution from TAS.

In Europe, the increase in operating performance was due mainly to the consolidation of Citadines, as well as improvement in Citadines' revenue and operating EBITDA in 3Q 2005 over those of 3Q 2004. The REVPAR in the Europe cluster increased by 3% from S$146 in 3Q 2004 to S$151 in the current quarter.

For Australia and New Zealand's operations, the Group reduced the losses significantly by 56% to S$1.9 million in 3Q 2005 compared to a loss of S$4.3 million for the same period last year.

82-4507

8(i)(b) **Revenue and Operating EBITDA Analysis - YTD Sep 2005 vs. YTD Sep 2004**

	Ref	Revenue YTD Sep 2005 S$'million	Revenue YTD Sep 2004 S$'million	Revenue Variance S$'M	Revenue Variance %	Ref	Operating EBITDA YTD Sep 2005 S$'million	Operating EBITDA YTD Sep 2004 S$'million	Operating EBITDA Variance S$'M	Operating EBITDA Variance %
Serviced Residence		310.6	125.9	184.7	*147%*		97.0	46.1	50.9	*110%*
Retail and Others		20.8	30.7	(9.9)	*-32%*		7.7	14.2	(6.5)	*-46%*
	A.1	**331.4**	**156.6**	**174.8**	***112%***	A.8	**104.7**	**60.3**	**44.4**	***74%***
Serviced Residence										
Singapore		28.5	32.4	(3.9)	*-12%*		12.6	14.3	(1.7)	*-12%*
South East Asia		44.7	38.9	5.8	*15%*		28.5	26.5	2.0	*8%*
North Asia		17.2	11.6	5.6	*48%*		13.1	9.7	3.4	*35%*
Australia and New Zealand		34.5	33.5	1.0	*3%*		(5.2)	(9.7)	4.5	*46%*
Europe		185.7	9.5	176.2	*1,855%*		61.9	18.6	43.3	*233%*
Unallocated items (including foreign exchange differences)		-	-	-	-		(13.9)	(13.3)	(0.6)	*-5%*
		310.6	**125.9**	**184.7**	***147%***		**97.0**	**46.1**	**50.9**	***110%***

For YTD Sep 2005, the Group achieved S$331.4 million in revenue, which was 112% increase over the revenue of S$156.6 million recorded in the corresponding period last year. The higher revenue was due to the improved serviced residence operations in all the regions on a same-store basis, in addition to consolidation of Citadines' revenue. Likewise, operating EBITDA for YTD Sep 2005 at S$104.7 million was higher than YTD Sep 2004's operating EBITDA of S$60.3 million by 74%.

8(i)(c) **Net Profit**

Net Profit	3Q 2005 S$'000	3Q 2004 S$'000	+/- %	YTD Sep 2005 S$'000	YTD Sep 2004 S$'000	+/- %
Operating net profit	17,309	3,431	404%	38,946	15,449	152%
Non-operating income	188	25,918	-99%	2,223	31,912	-93%
FRS 39 charges	(1,610)	-	n.m.	(5,840)	-	n.m.
Net profit attributable to shareholders	**15,887**	**29,349**	**-46%**	**35,329**	**47,361**	**-25%**

The Group achieved another good quarter in 3Q 2005. The operating net profit for 3Q 2005 was S$17.3 million vs. S$3.4 million in 3Q 2004 after excluding non-operating items such as FRS 39 charge (3Q 2005: charge of S$1.6 *million; 3Q 2004: nil) and portfolio gains (3Q 2005: gain of S$0.2 million; 3Q 2004: gain of S$25.9 million)*. The growth in the operating net profit was S$13.9 million or 404%.

Similarly, the Group's operating performance in YTD Sep 2005 exceeded that of the comparative period in YTD Sep 2004. Excluding the portfolio gains in both YTD Sep 2005 and YTD Sep 2004, as well as the FRS 39 charge in YTD Sep 2005, the net profit for YTD Sep 2005 was in fact S$38.9 million vs. S$15.5 million in YTD Sep 2004, an improvement of S$23.4 million or 152%. This was mainly attributable to the continuing strong performances from the Group's serviced residences, especially in China and Europe, as well as higher share of Citadines' profit.

8(ii) Additional Information:-

8(ii)(a) Operational Review

The following operational review covers the Group's serviced residence business in which the Group has a presence, which includes the full results of the Group's owned (wholly, majority and minority), leased and managed properties (i.e. System-Wide).

System-wide revenue analysis

Revenue Analysis (System-Wide)	3Q 2005 S$' million	3Q 2004 S$' million	+/- %	YTD Sep 2005 S$' million	YTD Sep 2004 S$' million	+/- %
Singapore	13.0	11.4	14%	36.7	32.2	14%
South East Asia	28.7	25.3	13%	84.3	71.1	19%
North Asia	28.4	24.7	15%	77.8	67.9	15%
Australia and New Zealand	12.8	13.6	-6%	39.6	39.0	2%
Europe	76.4	71.2	7%	224.9	218.4	3%
Total	**159.3**	**146.2**	**9%**	**463.3**	**428.6**	**8%**

Revenue per available room ("REVPAR") analysis

REVPAR Analysis (System-Wide)	3Q 2005 S$/day	3Q 2004 S$/day	+/- %	YTD Sep 2005 S$/day	YTD Sep 2004 S$/day	+/- %
Singapore	**144**	**125**	**15%**	**136**	**125**	**9%**
South East Asia	**80**	**74**	**8%**	**78**	**72**	**8%**
- Vietnam	109	107	2%	110	109	1%
- Thailand	78	60	30%	76	60	27%
- Indonesia	61	61	-	61	59	3%
- Philippines	67	67	-	66	59	12%
- Malaysia	109	104	5%	96	90	7%
North Asia #	**150**	**142**	**6%**	**149**	**133**	**12%**
- China	146	142	3%	146	133	10%
- Japan	192	149	29%	183	138	33%
Australia / New Zealand	**118**	**115**	**3%**	**123**	**110**	**12%**
Europe	**151**	**146**	**3%**	**143**	**134**	**7%**
- France	139	134	4%	130	125	4%
- United Kingdom	214	218	-2%	198	186	6%
- Other Europe	107	106	1%	109	106	3%
Overall same store REVPAR	**129**	**124**	**4%**	**124**	**116**	**7%**

- The REVPAR of North Asia did not include that of Korea, as the 432-room serviced residence, Somerset Palace Seoul, only commenced operations in 3Q 2005.

System-wide Revenue and REVPAR Analysis

Total revenue under management by the Group ("system-wide revenue") in 3Q 2005 grew S$13.1 million or 9% to S$159.3 million. This was supported by an increase of S$5 in the overall same store REVPAR from S$124 in 3Q 2004 to S$129 in 3Q 2005. Similarly, YTD Sep 2005 revenue also saw increase of S$34.7 million or 8% to S$463.3 million. The overall same store REVPAR improved by S$8 from S$116 in YTD Sep 2004 to S$124 in YTD Sep 2005.

All regions in which the Group has operations experienced an improvement in REVPAR, particularly in Thailand and Japan where the increases achieved for the REVPAR were 27% and 33% respectively for YTD Sep 2005 compared to the corresponding period last year. Double digit increases were also attained by the Group's operations in Philippines, China and Australia/New Zealand. The strong growth in REVPAR was achieved through successful sales and marketing initiatives implemented across all the regions, as well as higher brand recognition enjoyed by the Group worldwide.

Note : The system-wide revenue and REVPAR for 2005 have been translated at 2005 exchange rates for analysis purposes.

Awards

For the first nine months of the year, the Group had benefited from the various initiatives undertaken. In addition to its ongoing expansion of its serviced residence operations, the Group has improved its operating margins, as well as enhanced its brand equity and reinforced its customer-focused strategy to deliver innovative products and quality services. In this respect, the Group continues to build alliances with strategic partners through joint promotions to strengthen its brand recognition and at the same time enlarge its customer base. As a result, the Group was accorded with numerous honours worldwide, among which were the following:

1. The Group was awarded the "Best Residence Brand" (Ascott and Somerset brands) and the "Best Serviced Residence Property" (The Ascott Singapore) in Asia Pacific by the Business Traveller magazine for the second consecutive year.
2. The Group's operations in China won first position in "Top 100 Serviced Residence".
3. The Group's operations in Thailand won the "2005 Thailand Apartment Living's Most Innovative Serviced Residence" award.
4. In Vietnam, Somerset Grand Hanoi and Somerset Ho Chi Minh won the "Best Service in Serviced Apartments" awards in their respective regions. To top it off, the Group was accorded the Certificate of Excellence for quality management in Vietnam.
5. The Group's operations in Malaysia were named as one of the top four best employers in Malaysia.
6. The Group was accorded the distinction of being the only Singapore company featured among the 42 companies chosen from thousands of listed companies worldwide in "2005 Good Practices in Corporate Reporting" by PriceWaterhouseCoopers.
7. The Group also achieved a top ten score among 630 companies listed on SGX in the "Business Times Corporate Transparency Index" as published by The Business Times.

8(ii)(b) **Investment and Business Development Review – 9 months 2005**

For the first 9 months of the year, the Group secured six new management contracts and invested in a serviced residence development in Guangzhou.

	Name of property	No. of units	Description
1Q 2005			
South East Asia			
Thailand	Somerset Park Suanplu	243	The Group secured the management of a prime serviced residence located in the city's main financial district of Sathorn. The serviced residence was renovated and launched in 3Q 2005 as "Somerset Park Suanplu".
Indonesia	Somerset Berlian	152	The Group also secured the management of Somerset Berlian, which is a new serviced residence located in the prime Permata Hijau residential area in South Jakarta. The serviced residence offers stylish two and three bedroom suites and is scheduled to open in 2006.
North Asia			
China	The Ascott Guangzhou	192	The Group committed to invest S$33 million to acquire a serviced residence development in Guangzhou. The serviced residence, which comprises a serviced apartment block and a clubhouse, is located in Guangzhou's "Wall Street" Tianhe East Road and is expected to be completed in 2007.
		587	

	Name of property	No. of units	Description
2Q 2005			
Gulf Region Dubai	The Greens	350	A third serviced residence management contract which offers studio to two-bedroom serviced apartments and corporate leasing units was secured.
North Asia China	Springdale	175	A fourth serviced residence management contract was secured in Guangzhou Tianhe district, which will soft launch in the second half of 2005.
		525	
3Q 2005			
South East Asia Thailand	Somerset Grand Sukhumvit	265	This is a management contract for the Group's fifth serviced residence in Bangkok. The serviced residence is located in the city's prime shopping belt of Sukhumvit and is expected to be open in 2008.
		265	
YTD Sep 2005	**TOTAL**	**1,377**	

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results

None.

10. Prospects

The Ascott Group is today the leading operator of serviced residences in Asia, Australia/New Zealand and Europe. Our diversified portfolio across Europe, the Gulf region and the high growth emerging Asian cities is well positioned to benefit from economic expansion in these regions.

Recent industry research report has indicated that serviced residences are the fastest growing form of corporate and tourist accommodation in Asia. Strong demand is driven mainly by healthy foreign direct investments (FDI), trade and commerce across many parts of Asia. Demand in Europe for leisure and business travel accommodation is also expected to continue its upward trend.

For 4Q and full year 2005, profits from operations are expected to be higher than that of the corresponding periods last year. The portfolio gains for full year 2005 will be lower.

11. Dividends

No interim dividend for the period ended 30 September 2005 is recommended.

12. Interested Person Transactions

*The aggregate value is for the contract period

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	YTD Sep 2005	YTD Sep 2005
	S$'000	S$'000
CapitaLand Ltd and its associates		
Acquisition of shares in Hong Kong Wing Ching Group Company Limited	33,000	-
Management & Support Services fee expense	-	800
Car park lease income	-	500
Temasek Holdings (Private) Ltd and its associates		
Supply of energy	-	4,754

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Hazel Chew and Doreen Low
Joint Company Secretaries

Singapore
19 October 2005

82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand



THE ASCOTT GROUP

A Member of CapitaLand

3Q 2005 RESULTS HIGHLIGHTS

19 October 2005

Disclaimer



This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

82-4507

THE ASCOTT GROUP
A Member of CapitaLand

3Q 2005 – On Growth Trajectory



Results Review

- Significant improvement in operational results for Q3 & YTD September 2005 vis-à-vis 2004 contributed mainly by:-

  i) Higher share of Citadines' profit post acquisition

  ii) Strong performance in the serviced residence business across all regions, especially in China and Europe

- Secured 1 new management contract:-

  i) Somerset Grand Sukhumvit (265 units)

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

Presentation Outline



1. Financial Highlights
2. REVPAR Performance
3. FY 2005 Prospects

THE ASCOTT GROUP
A Member of CapitaLand

Summary Income Statement



S$m	3Q 2005	3Q 2004	Growth	%
Revenue	112.2	51.2	⬆	119%
Operating EBITDA	39.4	18.9	⬆	109%
PATMI *	15.9	29.3	⇩	-46%
** Comprised:*				
Operating PATMI	***17.3***	***3.4***	⬆	***404%***
Portfolio Gains	*0.2*	*25.9*	⇩	*-99%*
FRS 39 Charge	*(1.6)*	*-*		*nm*

Another quarter of strong performance with operating PATMI ⇧404%

82 - 4507

Summary Income Statement



S$m	YTD Sep 2005	YTD Sep 2004	Growth	%
Revenue	**331.4**	**156.6**	⬆	**112%**
Operating EBITDA	**104.7**	**60.3**	⬆	**74%**
PATMI *	**35.3**	**47.4**	⇩	**-25%**
** Comprised:*				
Operating PATMI	**38.9**	**15.5**	⬆	**152%**
Portfolio Gains	*2.2*	*31.9*	⇩	*-93%*
FRS 39 Charge	*(5.8)*	*-*		*nm*

Operating PATMI surge 152%

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

Group Revenue
- YTD Sep 2005


S$m
147%
330
300
270
240
210
180
150
120
90
60
30
0
310.6
125.9
30.7
20.8
Total
156.6
2004
331.4
2005
112%
Serviced Residence
Non Serviced Residence
2004
2005
Same Store

REVENUE FROM SERVICED RESIDENCE ↑ 147% VS LAST YEAR

82 - 4507

Serviced Residence Revenue Growth
- YTD Sep 2005



S$m
200
180
160
140
120
100
80
60
40
20
0
Excluding The Ascott Singapore disposed in Sep 04
147% vs last year
32.4
28.5
38.9
44.7
11.6
17.2
33.5
34.5
9.5
185.7
S'pore
SE Asia
N Asia
Australia/NZ
Europe
2004
2005
Same Store

GROWTH IN REVENUE ACROSS ALL REGIONS VS LAST YEAR

82-4507

Operating EBITDA

- YTD Sep 2005



S$m
110%
97.0
46.1
14.2
7.7
100
90
80
70
60
50
40
30
20
10
0
Serviced Residence
Non Serviced Residence
2004
2005
Same Store
Total
60.3
2004
104.7
2005
74%
Stronger SR performance in all regions more than offset impact from divestment of TAS and SSC

OPERATING EBITDA FROM SERVICED RESIDENCE ↑ 110% VS LAST YEAR

82 - 4507.

THE ASCOTT GROUP
A Member of CapitaLand

Operating EBITDA Growth
- YTD Sep 2005



S$m
65
55
45
35
25
15
5
-5
-15
Excluding The Ascott Singapore disposed in Sep 04
Excluding Scotts Shopping Centre disposed in Sep 04
14.3
12.6
26.5
28.5
9.7
13.1
Australia/NZ
-9.7
-5.2
18.6
61.9
14.2
7.7
S'pore
SE Asia
N Asia
Europe
Non SR
2004
2005
Same Store

ON SAME STORE BASIS, ALL REGIONS PERFORMED BETTER THAN LAST YEAR.

Improved Balance Sheet Profile


S$m
NAV per Share
79.4¢
NAV per Share
79.5¢
S$2.5B
S$2.5B
S$2.5B
S$2.5B
3000
2500
2000
1500
1000
500
0
284
104
2,104
255
530
356
116
1,235
283
115
2,121
248
342
542
139
1,248
FY 2004
YTD Sep 2005
Other Assets
Fixed Assets
Investments
Other Liabilities
Borrowings (<1 year)
Borrowings (>1 year)
Minority Interest
Share Cap & Reserves

THE ASCOTT GROUP
A Member of CapitaLand

Key Financial Ratios



	YTD SEP 2004	YTD SEP 2005	Comments
ROE (%) (annualised)	1.8%*	3.8%	Including portfolio gain from sale of SSC/TAS in Sep 04, ROE = 4.3%
EPS (¢)	1.06*	2.26	Including portfolio gain from sale of SSC/TAS in Sep 04, EPS = 3.05¢
NAV per Share (¢)	80.4	79.5	⇧ Share base & revaluation deficit recognised in 4Q 2004
Gearing Ratio	0.15	0.56	Low ratio for Sep 04 was temporary as proceeds from disposal of TAS/SSC were used to repay bank borrowings before acquisition of Citadines
Interest Cover Ratio (ICR)	4.2*	3.1	Including proceeds from sale of SSC/TAS in Sep 04, ICR = 6.6 times 2005 ICR lower due to consolidation of Citadines interest expense
Interest Service Ratio (ISR)	3.8	3.2	Higher dividend received from Thai associates in 2004. Excluding the dividend, ISR for Sep 04 = 3.3
Operating Cashflow (S$m)	44.5	95.5	Stronger SR performance through expansion and better working capital management

ICR = EBITDA / Net interest expenses

ISR = Operating cashflow / Net interest paid

**Excludes portfolio gain from disposal of SSC/TAS*

82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand



REVPAR Performance

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

REVPAR Growth Across All Regions



S$
160
140
120
100
80
60
9%
136
125
8%
78
72
12%
149
133
12%
123
110
7%
143
134
Singapore
SE Asia
N Asia
Australia/NZ
Europe
YTD Sep 2004
YTD Sep 2005

System-wide – Numbers include all serviced residences owned, leased and managed
REVPAR – Revenue per available room

82-4507

THE ASCOTT GROUP
A Member of CapitaLand

Strong REVPAR Performance In SE Asia



S$
120
100
80
60
40
20
1%
109
110
27%
76
60
3%
59
61
12%
66
59
7%
96
90
Vietnam
Thailand
Indonesia
Philippines
Malaysia
YTD Sep 2004
YTD Sep 2005

System-wide – Numbers include all serviced residences owned, leased and managed
REVPAR – Revenue per available room

THE ASCOTT GROUP
A Member of CapitaLand

North Asia Continues Strong REVPAR Growth


S$
200
160
120
80
40
0
10%
146
133
33%
183
138
China
Japan
YTD Sep 2004
YTD Sep 2005

System-wide – Numbers include all serviced residences owned, leased and managed
REVPAR – Revenue per available room

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

Improved REVPAR Across Europe





S$
200
160
120
80
40
4%
125
130
3%
106
109
6%
186
198
France
Belgium, Spain, Germany
UK
YTD Sep 2004
YTD Sep 2005

System-wide – Numbers include all serviced residences owned, leased and managed
REVPAR – Revenue per available room

82-4507

THE ASCOTT GROUP
A Member of CapitaLand



FY05 Prospect

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

Current Year's Prospect



The Ascott Group is today the leading operator of serviced residences in Asia, Australia/New Zealand and Europe. Our diversified portfolio across Europe, the Gulf region and the high growth emerging Asian cities is well positioned to benefit from economic expansion in these regions.

Recent industry research report has indicated that serviced residences are the fastest growing form of corporate and tourist accommodation in Asia. Strong demand is driven mainly by healthy foreign direct investments (FDI), trade and commerce across many parts of Asia. Demand in Europe for leisure and business travel accommodation is also expected to continue its upward trend.

For 4Q and full year 2005, profits from operations are expected to be higher than that of the corresponding periods last year. The portfolio gains for full year 2005 will be lower.

82-4507

THE ASCOTT GROUP

A Member of CapitaLand



THANK YOU

82 - 4507

19 October 2005
For Immediate Release

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

Ascott Continues With Another Quarter Of Strong Growth With Operating Profit Surging 404% To S$17.3 Million

Group	3Q 05 S$ m	3Q 04 S$ m	change	YTD Sep 05 S$ m	YTD Sep 04 S$ m	change
Revenue	**112.2**	51.2	119%	**331.4**	156.6	112%
Profit After Tax and Minority Interest (PATMI)	**15.9**	29.3	-46%.	**35.3**	47.4	-25%
Comprises:						
Operating PATMI	***17.3***	*3.4*	*404%*	***38.9***	*15.5*	*152%*
Non-operating income	***0.2***	*25.9*	*-99%*	***2.2***	*31.9*	*-93%*
FRS 39 charges	***(1.6)***	-	*n.m.*	***(5.8)***	-	*n.m.*
Earnings Per Share	**1.01 cts**	1.89 cts	-47%	**2.26 cts**	3.05 cts	-26%
Net Asset Value Per Share	--	--	--	**79.5 cts** at end Sep 2005	79.4 cts at end Dec 2004	--

Ascott's operating PATMI for the third quarter grew 404% to S$17.3 million. This represented an increase of S$13.9 million over the third quarter 2004's operating PATMI of S$3.4 million.

Operating PATMI in the first nine months also grew 152% or S$23.4 million to S$38.9 million compared to the same period in 2004. This was driven by the continuing strong performances from the Group's serviced residences, especially in China and Europe, as well as higher share of Citadines' profit.

There was a lower portfolio gain of S$2.2 million for YTD Sep 2005 compared to S$31.9 million for YTD Sep 2004 which related mainly to the substantial gain from the divestment of The Ascott Singapore and Scotts Shopping Centre. Notwithstanding this, Ascott achieved a net profit of S$35.3 million for YTD Sep 2005 compared to YTD Sep 2004's net profit of S$47.4 million.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Strong Performance and Regional Expansion Spurred Revenue Growth

Ascott's revenue more than doubled to S$112.2 million in the third quarter this year, compared to S$51.2 million in 3Q 2004, reinforcing its strong leadership position in the serviced residences industry. In the first nine months of this year, the Group's revenue also increased 112% to S$331.4 million, compared to the S$156.6 million in the same period last year.

The strong revenue growth was due to the Group's expansion and strong improvement in its serviced residence operations, particularly in Europe and China, and the consolidation of revenue from Citadines, which the Group fully acquired at the end of October 2004. The higher revenue was achieved despite the loss of contributions as a result of the divestments of The Ascott Singapore and Scotts Shopping Centre.

Ascott's Chairman, Mr Lim Chin Beng said: "The Ascott Group has secured five new management contracts in various key cities for the year to-date. With a portfolio of 117 properties and 15,000 units all over Asia Pacific, Europe and the Gulf region, Ascott is the number one international serviced residence owner/ operator outside of the United States. The Group's achievement is not just based on the building of scale and hardware infrastructure, it is also through our 'Heartware' culture of going the extra mile and delivering service from the heart for our guests."

"Moving forward, Ascott will focus on selective investment, securing more management contracts in new and existing markets, as well as building the Citadines brand in Asia, particularly in North Asia and IndoChina," added Mr Lim.

Ascott's serviced residence operations in all regions achieved higher revenue per available room (REVPAR) for YTD Sep 2005 compared to YTD Sep 2004, with marked improved performances in Japan (33%) and Thailand (27%). The Philippines (12%), Australia/ New Zealand (12%) and China (10%) also achieved double digit increases in REVPAR for YTD Sep 2005. The strong growth in REVPAR was achieved through successful sales and marketing initiatives implemented across all the regions, as well as higher brand recognition enjoyed by the Group worldwide.

Ascott's Chief Executive Officer, Mr Cameron Ong said: "Ascott's strong revenue growth is fuelled by our ongoing expansion, enhancement of our brand reputation and reinforcement of our customer-focused strategy to deliver innovative products and quality services. Against the backdrop of industry confidence that the serviced residence industry is going to be the fastest growing form of accommodation for business and leisure travellers in Asia, Ascott's operating profits for 4Q and full year 2005 are expected to be higher than that of the corresponding periods last year."

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe and Asia Pacific, and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; as well as Sydney, Melbourne and Auckland

in Australia/ New Zealand.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group's flagship The Ascott luxury-tier brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The Citadines brand provides corporate executives with vibrant urban lifestyle residences.

Recent awards the Group has clinched include TTG Asia Media's 'Best Serviced Residence' award as well as the 2005 Business Traveller 'Best Serviced Residence Brand' and 'Best Serviced Residence property' in Asia Pacific awards. In 2004, Ascott was also voted top by Business Traveller readers.

The Group has also won the First Position in the 2005 'China's Top 100 Serviced Residences' ranking for its eight properties in China; 2005 Vietnam Economic Times' 'Best Service in Serviced Apartments' awards in Hanoi and Ho Chi Minh City; and 2005 Thailand Apartment Living's 'Most Innovative Serviced Residence' award for The Ascott Sathorn in Bangkok. The Ascott in Malaysia was ranked among the top four best employers in Malaysia in a ranking compiled by Hewitt & Associates, a global human resource services firm, in their Best Employer in Asia 2005 study.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

For more information on Ascott property listings, please visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : October 19, 2005

For more information, please contact:

FOR MEDIA:
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 HP: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com

Lilian Goh, Manager, Investor Relations
Tel: (65) 6586 7231 HP: (65) 97955 225 Email: lilian.goh@the-ascott.com

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Oct-2005 17:58:06
Announcement No.	00079

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "(1) 2005 Third Quarter Financial Statement and Distribution Announcement; and (2) CCT 3Q05 distribution per unit up 20.7%"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
20 October 2005

CCT 3Q05 distribution per unit up 20.7%

Outperforms forecast by 8.7% for 29 Apr - 30 Sep 05
To distribute S$2.1m more to unitholders

Singapore, 20 October 2005 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce a distributable income of S$16.3 million for the third quarter 2005, an increase of 20.7% over the S$13.5 million achieved for the same period last year. The higher income generated by the CCT properties is due to increased rental and non-rental revenues, improved contribution from car park operations, and lower expenses.

For the period 29 April 2005 to 30 September 2005, the distributable income to unitholders is S$26.0 million, an increase of S$2.1 million or 8.7% over the forecast[1]. This translates to a distribution per unit ("DPU") to unitholders of 2.90¢. On an annualised basis, the DPU is 6.83¢, which is 8.7% higher than the forecast. Given this DPU, the distribution yield is 4.52%, based on CCT's closing price of S$1.51 per unit on 19 October 2005.

Summary of CCT Results

	1 Jul 05 - 30 Sep 05	**1 Jan 05 - 30 Sep 05**	**29 Apr 05 – 30 Sep 05**		
	Actual	**Actual**	**Actual**	**Forecast [1]**	**Var.**
Gross Revenue (S$'000)	29,122	85,360	49,328	47,732	3.3%
Net Property Income (S$'000)	22,298	63,550	37,116	35,368	4.9%
Distributable Income (S$'000) [2]	16,267	44,064	26,021	23,934	8.7%
Distribution Per Unit (cents)					
For the period	1.81¢	5.05¢	2.90¢	2.67¢	8.7%
Annualised	7.18¢	6.75¢	6.83¢	6.29¢	8.7%
Distribution Yield Based on S$1.51 per unit (closing as at 19 Oct 2005)	4.75%	4.47%	4.52%	4.17%	8.7%

[1] The forecast is based on the management's forecast in the CCT Offer Information Statement dated 21 April 2005 for the equity fund raising exercise to acquire HSBC Building. Distributable income is based on 95% of taxable income available for distribution to unitholders.

[2] With effect from the distribution period commencing 1 July 2005, the distributable income is based on 100% of taxable income available for distribution to unitholders. Prior to that, the distribution was based on 95% of taxable income.

Mr Martin Tan, CEO of CCTML said, "We are pleased to deliver yet another set of strong results with increased returns to unitholders. As the premier office trust, we are well positioned to ride on Singapore's growth and uptrend in the office market. CCT's properties consistently enjoy above market occupancies and rentals. With management expertise and a quality property portfolio, we will continue to reinforce CCT's present position as the market leader. Looking ahead, we are confident of achieving higher distribution per unit than forecast for the year."

Positive Office Market Outlook

Advanced estimates by MTI reported a growth in gross domestic product ("GDP") of 6% in the third quarter of 2005, compared to the same period last year, bringing the average year-to-date GDP growth to 4.7%. Singapore's strong economic performance and recovering job market will improve demand for office space. According to property consultants, prime office space witnessed rents rising to S$5.20 per square foot per month in the third quarter of 2005, translating to a year-to-date increase of over 11%. CCT has also seen increasing demand for space in its office properties.

Inclusion In Benchmark Indices

In September 2005, CCT was included in the FTSE / ASEAN Index, a new index launched to benchmark the performance of ASEAN companies. The index comprises 180 securities/companies from five ASEAN countries, namely, Singapore, Malaysia, Indonesia, The Philippines and Thailand. This is the first global index to recognise the ASEAN equity markets as a regional grouping.

Currently, CCT is listed on the EPRA/NAREIT Global Real Estate Index, the Global Property Research's GPR General Index, the GPR 250 Property Securities Index and the GPR 250 REIT sub-index. These investment indices are widely used by fund managers and investors of real estate equities as performance benchmarks in the selection of investments.

More recently in October 2005, CCT was ranked 21st out of 640 companies surveyed by the Business Times in its Corporate Transparency Index for good corporate transparency and disclosure.

About CapitaCommercial Trust (www.capitacommercial.com)

CCT is Singapore's first commercial property REIT with a market capitalisation of S$1.4 billion. Its aim is to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2.1 billion portfolio of eight prime properties in the Central Business District of

Singapore. The properties are Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CCT is managed by an external manager, CCTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

For media enquiries, please contact:

Julie Ong, DID: (65) 6823 3541; Mobile: (65) 97340122 Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Adrian Chui, DID: (65) 6826 5646; Email: adrian.chui@capitaland.com.sg
Heng Hui Lin, DID (65) 6826 5841, Email: heng.huilin@capitaland.com.sg

CAPITACOMMERCIAL TRUST
2005 THIRD QUARTER
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

CapitaCommercial Trust

2005 THIRD QUARTER FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

CAPITACOMMERCIAL TRUST
2005 THIRD QUARTER
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

SUMMARY OF CCT RESULTS (ACTUAL VS FORECAST)

	3Q 2005	YTD 2005	29 April 2005 to 30 September 2005			
	Actual S$'000	**Actual** S$'000	**Actual** S$'000	**Forecast**[1] S$'000	Favourable / (Unfavourable)	
					S$'000	%
Gross Revenue	29,122	85,360	49,328	47,732	1,596	3.3
Net Property Income	22,298	63,550	37,116	35,368	1,748	4.9
Net Income	16,148	45,365	26,464	25,113	1,351	5.4
Taxable Income	16,267	45,527	26,534	25,194	1,340	5.3
Distributable Income	**16,267**	**44,064**[2]	**26,021**[2]	**23,934**[3]	**2,087**	**8.7**
Distribution Per Unit (cents)						
For period	**1.81¢**	**5.05¢**	**2.90¢**	**2.67¢**	**0.23¢**	**8.7**
Annualised	**7.18¢**	**6.75¢**	**6.83¢**	**6.29¢**	**0.54¢**	**8.7**

Footnotes

(1) The forecast is based on management's forecast for the period 29 April 2005 to 30 September 2005. This, together with the forecast for the period 1 October 2005 to 31 December 2005, is the forecast shown in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

(2) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders for the period 1 January 2005 to 30 June 2005 and 100% of the taxable income available for distribution to unitholders from 1 July 2005 to 30 September 2005.

(3) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders.

Refer to Section 9 for the details.

CAPITACOMMERCIAL TRUST
2005 THIRD QUARTER
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT), as amended by a First Supplemental Deed dated 15 July 2005.

CCT acquired Capital Tower, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park on 23 February 2004 through acquiring all the shares in the respective companies which owned each of the properties. CCT agreed with the vendors of these property holding companies that the income of the property holding companies up to and including 29 February 2004 will accrue to the respective vendors. These six property holding companies subsequently commenced liquidation and the respective properties were transferred to CCT as distribution in specie on 1 March 2004. Separately, on 1 March 2004, CCT acquired 6 Battery Road.

All the units were listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT acquired and added HSBC Building to its portfolio on 29 April 2005. As at 30 September 2005, CCT's portfolio comprise of 8 properties, namely Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

The distributable income to unitholders has increased to 100% of the taxable income available for distribution to unitholders with effect from 1 July 2005. Prior to that, the distributable income to unitholders was based on 95% of taxable income.

The comparative prior period financial results for the period up to 30 September 2004 is only for income derived for the period of 1 March 2004 to 30 September 2004 as CCT's acquisition of the initial seven properties were completed on 1 March 2004.

CAPITACOMMERCIAL TRUST
2005 THIRD QUARTER
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(a)(i) Statement of Total Return & Distribution Statement (3Q 2005 vs 3Q 2004)

(For a review of the performance, please refer to paragraph 8 on page 18)

	3Q 2005 S$'000	3Q 2004 S$'000	Change %
Statement of Total Return			
Gross rental income	25,325	23,962	5.7
Car park income	2,479	2,297	7.9
Other income	1,318	955	38.0
Gross revenue	**29,122**	**27,214**	**7.0**
Property management fees	(631)	(620)	1.8
Property tax	(2,087)	(2,090)	(0.1)
Other property operating expenses[1]	(4,106)	(4,538)	(9.5)
Property operating expenses	**(6,824)**	**(7,248)**	**(5.8)**
Net property income	**22,298**	**19,966**	**11.7**
Interest income	175	38	360.5
Manager's management fees	(1,458)	(1,358)	7.4
Trust expenses	(886)	(672)	31.8
Borrowing costs	(4,175)	(3,713)	12.4
Gain from remeasurement of derivatives	194	-	Nm
Net income	**16,148**	**14,261**	**13.2**
Total return for the period before income tax	**16,148**	**14,261**	**13.2**
Income tax	-	(142)	(100.0)
Total return for the period after income tax	**16,148**	**14,119**	**14.4**
Distribution Statement			
Net income	**16,148**	**14,261**	**13.2**
Net tax adjustments[2]	119	(77)	(254.5)
Taxable income available for distribution to unitholders	**16,267**	**14,184**	**14.7**
Distributable income to unitholders[3]	**16,267**	**13,475**	**20.7**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	3Q 2005 S$'000	3Q 2004 S$'000	Change %
Depreciation and amortization*	64	40	60.0
Allowance for doubtful debts and bad debts written off	3	5	(40.0)

* Amortization refers to the amortization of tenancy works.

(2) Included in the net tax adjustments are the following:

	3Q 2005 S$'000	3Q 2004 S$'000	Change %
Non-tax deductible/(chargeable) items :			
Trustee's fees	69	66	4.5
Temporary differences and other adjustments	50	(143)	(135.0)
Net tax adjustments	119	(77)	(254.5)

(3) The distributable income to unitholders for the period after the *distribution in specie* ie. 15 May 2004 to 30 June 2005 was based on 95% of the taxable income available for distribution to unitholders. With effect from 1 July 2005, the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

Nm -- not meaningful

CAPITACOMMERCIAL TRUST
2005 THIRD QUARTER
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(a)(ii) Statement of Total Return & Distribution Statement (YTD Sep 2005 vs YTD Sep 2004)

(For a review of the performance, please refer to paragraph 8 on page 18)

	YTD Sep 2005[1] S$'000	YTD Sep 2004[2] S$'000	Change %
Statement of Total Return			
Gross rental income	74,037	55,165	34.2
Car park income	7,335	5,245	39.8
Other income	3,988	2,409	65.5
Gross revenue	**85,360**	**62,819**	**35.9**
Property management fees	(1,868)	(1,405)	33.0
Property tax	(5,995)	(4,872)	23.1
Other property operating expenses[3]	(13,947)	(11,154)	25.0
Property operating expenses	**(21,810)**	**(17,431)**	**25.1**
Net property income	**63,550**	**45,388**	**40.0**
Interest income	450	48	837.5
Manager's management fees	(4,136)	(3,144)	31.6
Trust expenses	(2,888)	(1,480)	95.1
Borrowing costs	(11,805)	(8,031)	47.0
Gain from remeasurement of derivatives	194	-	Nm
Net income	**45,365**	**32,781**	**38.4**
Net realized loss on liquidation of subsidiaries[4]	-	(2,687)	(100.0)
Total return for the period before income tax	**45,365**	**30,094**	**50.7**
Income tax[5]	(292)	(2,551)	(88.6)
Total return for the period after income tax	**45,073**	**27,543**	**63.6**
Distribution Statement			
Net income	**45,365**	**32,781**	**38.4**
Net tax adjustments[6]	162	62	161.3
Taxable income available for distribution to unitholders	**45,527**	**32,843**	**38.6**
Distributable income to unitholders[7]	**44,064**	**29,361**	**50.1**

CAPITACOMMERCIAL TRUST
2005 THIRD QUARTER
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

Footnotes

(1) CCT acquired HSBC Building on 29 April 2005.

(2) CCT was established on 6 February 2004 but the acquisition of the initial seven properties was completed on 1 March 2004. Hence, the income recorded for YTD September 2004 relates only to the income for the period of 1 March 2004 to 30 September 2004.

(3) Included as part of the other property operating expenses are the following:

	YTD Sep 2005 S$'000	YTD Sep 2004 S$'000	Change %
Depreciation and amortization*	182	89	104.5
Allowance for doubtful debts and bad debts written off	(5)	5	(200.0)

* Amortization refers to the amortization of tenancy works.

(4) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

(5) The income tax provision for 1 March 2004 to 14 May 2004 (Private trust period) is based on 100% of taxable income as tax transparency applies with effect from 15 May 2004 where income tax is provided for the 5% taxable income withheld and not distributed to unitholders. With effect from 1 July 2005, there would not be income tax provision as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

(6) Included in the net tax adjustments are the following:

	YTD Sep 2005 S$'000	YTD Sep 2004 S$'000	Change %
Non-tax deductible/(chargeable) items :			
Trustee's fees	194	156	24.4
Temporary differences and other adjustments	(32)	(94)	(66.0)
Net tax adjustments	162	62	161.3

(7) The distributable income to unitholders for the period after the *distribution in specie* ie. 15 May 2004 is based on 95% of the taxable income available for distribution to unitholders. With effect from 1 July 2005, the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

Nm – not meaningful

CAPITACOMMERCIAL TRUST
2005 THIRD QUARTER
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(b)(i) Balance sheet as at 30 September 2005 vs 31 December 2004

	30 Sep 2005 S$'000	31 Dec 2004 S$'000	Change %
Non-current assets			
Plant and equipment	330	430	(23.3)
Investment properties	2,067,948[1]	1,918,200	7.8
Total non-current assets	**2,068,278**	**1,918,630**	**7.8**
Current assets			
Trade and other receivables	1,576	989	59.4
Derivative asset	194[2]	-	Nm
Cash and cash equivalents	49,360	60,254[3]	(18.1)
Total current assets	**51,130**	**61,243**	**(16.5)**
Total assets	**2,119,408**	**1,979,873**	**7.0**
Current liabilities			
Trade and other payables	17,820	16,523	7.8
Unsecured short term loan	76,000[4]	-	Nm
Provision for taxation	666	374	78.1
Total current liabilities	**94,486**	**16,897**	**459.2**
Non-current liabilities			
Interest-bearing borrowings	580,042	580,042	-
Other non-current liabilities	10,638[5]	9,287	14.5
Total non-current liabilities	**590,680**	**589,329**	**0.2**
Total liabilities	**685,166**	**606,226**	**13.0**
Net assets	**1,434,242**	**1,373,647**	**4.4**
Represented by :			
Unitholders' funds	**1,434,242**	**1,373,647**	**4.4**

Footnotes

(1) The increase is mainly due to the acquisition of HSBC Building on 29 April 2005.

(2) This relates to the fair value of the 2 forward interest rate swaps.

(3) This includes the distributable income of S$33.5 million for the period of 15 May 2004 to 31 December 2004 which was paid on 28 February 2005.

(4) The 1-year bridging loan facility was drawn down to part finance the acquisition of HSBC Building.

(5) The increase is primarily due to the additional security deposits received.

1(b)(ii) Aggregate amount of borrowings and debt securities

	30 Sep 2005 S$'000	31 Dec 2004 S$'000
Secured borrowings		
Amount repayable after one year	580,042	580,042
Unsecured borrowings		
Amount repayable in one year or less, or on demand	76,000	-
	656,042	580,042

Details of any collaterals
As security for the secured borrowings for the initial seven properties[1] ("Initial Investment Properties"), CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties;

(ii) an assignment of the insurance policies relating to the Initial Investment Properties;

(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;

(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;

(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and

(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

Footnote

(1) Initial seven properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CAPITACOMMERCIAL TRUST
2005 THIRD QUARTER
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(c)(i) Cash flow statement (3Q 2005 vs 3Q 2004)

	3Q 2005 S$'000	3Q 2004 S$'000
Operating activities		
Net income	16,148	14,261
Adjustment for		
Interest income	(175)	(38)
Depreciation of plant and equipment	36	40
Amortization of tenancy works	28	-
Amortization of rent incentives	180	118
Allowance for doubtful debts	3	5
Borrowing costs	4,175	3,713
Gain from remeasurement of derivatives	(194)	-
Operating income before working capital changes	**20,201**	**18,099**
Changes in working capital :		
Trade and other receivables	6,455	706
Trade and other payables	135	1,190
Security deposits	(451)	(1,037)
Cash generated from operations	**26,340**	**18,958**
Tax paid	-	-
Cash generated from operating activities	**26,340**	**18,958**
Investing activities		
Interest received	175	32
Subsequent expenditure on investment property	(710)	(124)
Purchase of plant and equipment	(1)	-
Cash flows from investing activities	**(536)**	**(92)**
Financing activities		
Issue expenses	(1)	(2,701)
Distribution to unitholders	(27,810)[1]	-
Interest paid	(4,170)	(3,713)
Cash flows from financing activities	**(31,981)**	**(6,414)**
Increase in cash and cash equivalents	**(6,177)**	**12,452**
Cash and cash equivalents at beginning of period	**55,537**	**32,569**
Cash and cash equivalents at end of period	**49,360**	**45,021**

Footnotes
(1) This relates to the distributable income of S$27.8 million for the period of 1 January 2005 to 30 June 2005 which was paid on 29 August 2005.

CAPITACOMMERCIAL TRUST
2005 THIRD QUARTER
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(c)(ii) Cash flow statement (YTD Sep 2005 vs YTD Sep 2004)

	YTD Sep 2005[1] S$'000	YTD Sep 2004 S$'000
Operating activities		
Net income	45,365	32,781[2]
Adjustment for		
Interest income	(450)	(48)
Depreciation of plant and equipment	115	89
Amortization of tenancy works	67	-
Amortization of rent incentives	379	118
Allowance for doubtful debts	(5)	5
Borrowing costs	11,805	8,031
Gain from remeasurement of derivatives	(194)	-
Operating income before working capital changes	**57,082**	**40,976**
Changes in working capital :		
Trade and other receivables	(1,048)	(1,539)
Trade and other payables	1,259	9,226
Security deposits	1,109	(1,114)
Cash generated from operations	**58,402**	**47,549**
Tax paid	-	(2,318)
Cash generated from operating activities	**58,402**	**45,231**
Investing activities		
Interest received	470	37
Purchase of investment property, acquisition charges and subsequent expenditure	(149,748)	(603,588)
Purchase of plant and equipment	(15)	(3)
Net cash inflow from acquisition of subsidiaries	-	15,086
Cash flows from investing activities	**(149,293)**	**(588,468)**
Financing activities		
Proceeds from issue of new units	78,872	36,204
Interest bearing borrowings	76,000	580,042
Issue expenses	(2,059)	(11,290)
Distribution to unitholders	(61,291)[3]	(9,272)
Interest paid	(11,525)	(7,426)
Cash flows from financing activities	**79,997**	**588,258**
(Decrease)/Increase in cash and cash equivalents	**(10,894)**	**45,021**
Cash and cash equivalents at beginning of period	**60,254**	**-**
Cash and cash equivalents at end of period	**49,360**	**45,021**

Footnotes

(1) CCT acquired HSBC Building on 29 April 2005.

(2) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 30 June 2004 as there was no income from 6 February 2004 to 29 February 2004.

(3) This comprises the distributable income of S$33.5 million for the period of 15 May 2004 to 31 December 2004 which was paid on 28 February 2005 and the distributable income of S$27.8 million for the period of 1 January 2005 to 30 June 2005 which was paid on 29 August 2005.

1(d)(i) Statement of changes in unitholders' funds (3Q 2005 vs 3Q 2004)

	3Q 2005 S$'000	3Q 2004 S$'000
Balance as at beginning of period	**1,445,905**	**1,467,291**
Operations		
Total return for the period after income tax	16,148	14,119
Net increase in net assets resulting from operations	**16,148**	**14,119**
Unitholders' transactions		
Issue expenses	(1)	430
Distribution to unitholders	(27,810)	-
Net (decrease) / increase in net assets resulting from unitholders' transactions	**(27,811)**	**430**
Total (decrease) / increase in net assets	**(11,663)**	**14,549**
Balance as at end of period	**1,434,242**	**1,481,840**

1(d)(ii) Statement of changes in unitholders' funds (YTD Sep 2005 vs YTD Sep 2004)

	YTD Sep 2005 S$'000	YTD Sep 2004 S$'000
Balance as at beginning of period	**1,373,647**	**-**
Operations		
Total return for the period after income tax	45,073	27,543[1]
Net increase in net assets resulting from operations	**45,073**	**27,543**
Unitholders' transactions		
Creation of new units	78,872[2]	1,475,145
Issue expenses	(2,059)[3]	(11,576)
Distribution to unitholders	(61,291)[4]	(9,272)
Net increase in net assets resulting from unitholders' transactions	**15,522**	**1,454,297**
Total increase in net assets	**60,595**	**1,481,840**
Balance as at end of period	**1,434,242**	**1,481,840**

Footnotes

(1) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 30 June 2004 as there was no income from 6 February 2004 to 29 February 2004.

(2) 57.2 million new units were issued on 29 April 2005 to part finance the acquisition of HSBC Building.

(3) This comprises mainly the underwriting and selling commissions and other issue expenses relating to the equity fund raising exercise for the acquisition of HSBC Building.

(4) This comprises the distributable income of S$33.5 million for the period of 15 May 2004 to 31 December 2004 which was paid on 28 February 2005 and the distributable income of S$27.8 million for the period of 1 January 2005 to 30 June 2005 which was paid on 29 August 2005.

1(e)(i) Details of any change in the units (3Q 2005 vs 3Q 2004)

	3Q 2005 Units	3Q 2004 Units
Balance as at beginning of period	**896,270,700**	**839,116,700**
Balance as at end of period	**896,270,700**	**839,116,700**

1(e)(ii) Details of any change in the units (YTD Sep 2005 vs YTD Sep 2004)

	YTD Sep 2005 Units	YTD Sep 2004 Units
Balance as at beginning of period	**839,116,700**	**-**
Issue of new units :		
- part settlement for the purchase of HSBC Building	57,154,000	-
- settlement for the purchase of shares of property companies	-	764,369,254
- part settlement for the purchase of 6 Battery Road	-	54,153,274
- for cash for the payment of issue and establishment expenses, stamp duty and other acquisition related expenses	-	20,594,172
Balance as at end of period	**896,270,700**	**839,116,700**

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2004.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at the end of each period is used for the computation.

	3Q 2005	3Q 2004
Number of units on issue at end of period	896,270,700	839,116,700
Weighted average number of units as at end of period	896,270,700	839,116,700
Earnings per unit (EPU)		
Based on the weighted average number of units as at end of period	1.80¢	1.68¢
Based on fully diluted basis	1.80¢	1.68¢
Distribution per unit (DPU)		
Based on the number of units as at end of period	1.81¢	1.61¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

	YTD Sep 2005	1 Jan to 28 Apr 2005	29 Apr to 30 Sep 2005
Number of units on issue at end of period	896,270,700	839,116,700	896,270,700
Weighted average number of units as at end of period	871,566,773	839,116,700	896,270,700
Earnings per unit (EPU)			
Based on the weighted average number of units as at end of period	5.17¢	2.23¢	2.94¢
Based on fully diluted basis	5.17¢	2.23¢	2.94¢
Distribution per unit (DPU)			
Based on the number of units as at end of period	5.05¢	2.15¢	2.90¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

	YTD Sep 2004[1]	Private Trust (6 Feb to 14 May 2004)[1]	Public Trust (15 May to 30 Sep 2004)
Number of units on issue at end of period	839,116,700	839,116,700	839,116,700
Weighted average number of units as at end of period	839,116,700	839,116,700	839,116,700
Earnings per unit (EPU)			
Based on the weighted average number of units as at end of period	3.28¢	0.78¢	2.50¢
Based on fully diluted basis	3.28¢	0.78¢	2.50¢
Distribution per unit (DPU)			
Based on the number of units as at end of period	3.49¢	1.10¢	2.39¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

Footnotes

(1) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 30 June 2004 as there was no income from 6 February 2004 to 29 February 2004.

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	30 Sep 2005	31 Dec 2004
NAV per unit	$1.60	$1.64
Adjusted NAV per unit (excluding the distributable income to unitholders)	$1.58	$1.60

8 Review of the performance

	3Q 2005 S$'000	3Q 2004 S$'000	YTD Sep 2005 S$'000	YTD Sep 2004[1] S$'000
Statement of Total Return				
Gross revenue	29,122	27,214	85,360	62,819
Property operating expenses	(6,824)	(7,248)	(21,810)	(17,431)
Net property income	22,298	19,966	63,550	45,388
Other Income	175	38	450	48
Manager's management fees	(1,458)	(1,358)	(4,136)	(3,144)
Trust expense	(886)	(672)	(2,888)	(1,480)
Borrowing costs	(4,175)	(3,713)	(11,805)	(8,031)
Gain from measurement of derivatives	194	-	194	-
Net income	16,148	14,261	45,365	32,781
Net realized loss on liquidation of subsidiaries[2]	-	-	-	(2,687)
Total return for the period before income tax	**16,148**	**14,261**	**45,365**	**30,094**
Income tax[3]	-	(142)	(292)	(2,551)
Total return for the period after income tax	**16,148**	**14,119**	**45,073**	**27,543**

Distribution Statement

	3Q 2005 S$'000	3Q 2004 S$'000	YTD Sep 2005 S$'000	YTD Sep 2004[1] S$'000
Net income	16,148	14,261	45,365	32,781
Net tax adjustments	119	(77)	162	62
Taxable income available for distribution to unitholders	16,267	14,184	45,527	32,843
Distributable income to unitholders	**16,267**	**13,475**	**44,064**	**29,361**
Earnings per unit (cents)	1.80¢	1.68¢	5.17¢	3.28¢
Distribution per unit (cents)	1.81¢	1.61¢	5.05¢	3.49¢

Footnotes

(1) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 30 June 2004 as there was no income from 6 February 2004 to 29 February 2004.

(2) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

(3) The income tax provision for 1 March 2004 to 14 May 2004 (Private trust period) is based on 100% of taxable income as tax transparency applies with effect from 15 May 2004 where income tax is provided for the 5% taxable income withheld and not distributed to unitholders. With effect from 1 July 2005, there would not be income tax provision as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

Review of performance 3Q 2005 vs 3Q 2004

Gross revenue for 3Q 2005 is higher than 3Q 2004 by S$1.9 million or 7.0%. This is mainly due to additional revenue of S$2.1 million derived from the acquisition of HSBC Building, higher car park income and tenant recoveries achieved for most of the buildings and partially offset against lower rental revenue from 6 Battery Road and Starhub Centre.

Property operating expenses are lower in 3Q 2005 by $0.4 million or 5.8% due to less tenancy works carried out and lower marketing expenses.

Trust expenses are higher in 3Q 2005 by $0.2 million or 31.8% due to higher professional fees and unitholders' expenses.

Other income relates to interest income which is higher in 3Q 2005 by S$0.1 million or 360.5% due to higher cash on hand and higher deposit rate.

Borrowing costs are higher in 3Q 2005 by $0.5 million or 12.4% due to additional borrowings of S$76.0 million incurred to part finance the acquisition of HSBC Building on 29 April 2005. Gain from the remeasurement of derivatives relates to the fair value of the two forward interest rate swaps.

Review of performance YTD Sep 2005 vs YTD Sep 2004

The comparison of YTD Sep 2005 vs YTD Sep 2004's performance is not meaningful as CCT has no income from 6 February 2004 to 29 February 2004 and the income recorded relates only to 1 March 2004 to 30 September 2004.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast 29 April 2005 to 30 September 2005)

	29 Apr 2005 to 30 Sep 2005		
	Actual S$'000	Forecast[1] S$'000	Change %
Gross rental income	42,781	42,397	0.9
Car park income	4,176	3,458	20.8
Other income	2,371	1,877	26.3
Gross revenue	**49,328**	**47,732**	**3.3**
Property management fees	(1,050)	(997)	5.3
Property tax	(3,477)	(3,021)	15.1
Other property operating expenses	(7,685)	(8,346)	(7.9)
Property operating expenses	**(12,212)**	**(12,364)**	**(1.2)**
Net property income	**37,116**	**35,368**	**4.9**
Interest income	280	195	43.6
Manager's management fees	(2,418)	(2,217)	9.1
Trust expenses	(1,665)	(1,201)	38.6
Borrowing costs	(7,043)	(7,032)	(0.2)
Gain from measurement of derivatives	194	-	Nm
Net income	**26,464**	**25,113**	**5.4**
Net tax adjustments	70	81	(13.6)
Taxable income available for distribution to unitholders	**26,534**	**25,194**	**5.3**
Distributable Income to unitholders	**26,021[2]**	**23,934[3]**	**8.7**
Distribution per unit (in cents)			
For the period	2.90¢	2.67¢	8.7
Annualised	6.83¢	6.29¢	8.7

Footnotes

(1) The forecast is based on management's forecast for the period 29 April 2005 to 30 September 2005. This, together with the forecast for the period 1 October 2005 to 31 December 2005, is the forecast shown in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

(2) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders for the period 1 January 2005 to 30 June 2005 and 100% of the taxable income available for distribution to unitholders from 1 July 2005 to 30 September 2005.

(3) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders.

CAPITACOMMERCIAL TRUST
2005 THIRD QUARTER
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

9(ii) Breakdown of total gross revenue (by property)

	Actual 29 Apr to 30 Sep 2005 S$'000	Forecast[1] 29 Apr to 30 Sep 2005 S$'000	Change %
Capital Tower	17,231	17,062	1.0
6 Battery Road	13,282	12,929	2.7
Starhub Centre	4,866	4,373	11.3
Robinson Point	2,440	2,495	(2.2)
Bugis Village	3,239	3,162	2.4
Golden Shoe Car Park	3,281	2,875	14.1
Market Street Car Park	1,548	1,395	11.0
HSBC Building	3,441	3,441	-
Total gross revenue	**49,328**	**47,732**	**3.3**

Footnotes

(1) The forecast is based on management's forecast for the period 29 April 2005 to 30 September 2005. This, together with the forecast for the period 1 October 2005 to 31 December 2005, is the forecast shown in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

9(iii) Breakdown of net property income (by property)

	Actual 29 Apr to 30 Sep 2005 S$'000	Forecast[1] 29 Apr to 30 Sep 2005 S$'000	Change %
Capital Tower	12,599	12,310	2.3
6 Battery Road	10,125	9,454	7.1
Starhub Centre	3.093	2,903	6.5
Robinson Point	1,677	1,664	0.8
Bugis Village	2,539	2,509	1.2
Golden Shoe Car Park	2,489	2,117	17.6
Market Street Car Park	1,176	993	18.4
HSBC Building	3,418	3,418	-
Total net property income	**37,116**	**35,368**	**4.9**

Footnotes

(1) The forecast is based on management's forecast for the period 29 April 2005 to 30 September 2005. This, together with the forecast for the period 1 October 2005 to 31 December 2005, is the forecast shown in the Offer Information Statement dated 21 April 2005 for the equity fund raising to acquire HSBC Building.

Review of the performance

Gross revenue increased by S$1.6 million or 3.3% over the forecast. This is mainly due to increased contribution from car park revenue and tenant recoveries as well as increase from higher rental rates achieved against forecast.

Actual property operating expenses are lower than forecast by S$0.2 million or 1.3% due to lower marketing expense, less tenancy works and maintenance works but partially offset against higher property tax.

Trust expenses are higher by S$0.1 million or 38.6% due to provision of higher unitholders' expenses.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The Singapore economy continued its growth momentum in the third quarter of 2005. Advanced estimates by MTI indicated a GDP growth of 6% in the third quarter of 2005, compared to the same period last year. This brings the average year-to-date 2005 growth to 4.7%, surpassing government's estimate of 3.5% to 4.5% growth for 2005. On a quarter-on-quarter seasonally adjusted annualized basis, the real GDP expanded by 3.2% for this third quarter.

Singapore's strong economic performance, leading to improvements in the job market, and the expansion of the financial service / IT sectors, are the cornerstones of recovery in the office property market. The market has experienced five straight quarters of positive tenant demand. Based on URA data, island-wide office occupancy reached 85.7% in the second quarter of 2005 compared to 82.6% a year ago.

According to property consultants, prime office space witnessed rents rising to S$5.20 psf per month in the third quarter of 2005, translating to a year-to-date increase of over 11%. CCT has also seen increasing demand for space in its office properties.

The pickup for office space demand will continue to be healthy and prospects for rental growth for all sectors of the office market should be strong in the next three to four years.

Outlook for 2005

The manager of CapitaCommercial Trust is confident of achieving more than the annualised forecast distribution of 6.22 cents per unit for the period 29 April 2005 to 31 December 2005 (as stated in the Offer Information Statement dated 21 April 2005).

CAPITACOMMERCIAL TRUST
2005 THIRD QUARTER
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period?
Nil.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?
Nil.

11(c) Date payable

Not applicable.

11(d) Book closure date

Not applicable.

12 If no distribution has been declared/recommended, a statement to that effect

No distribution has been declared/recommended.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
20 October 2005

82 - 4507

CapitaCommercial Trust



3Q 2005 Financial Results
20 Oct 2005

CapitaCommercial Trust

Agenda

- Financial Results
- Portfolio Highlights
- Office Sector Outlook

CapitaCommercial Trust

82 - 4507

Financial Results

CapitaCommercial Trust

82 - 4507

3Q 05 : Continued Superior Performance



Distribution per unit
+ 2.9%
+ 8.7%
6.14¢
6.32¢
6.29¢
6.83¢
Forecast[1] Actual
29 Apr – 30 Jun 05
Forecast[1] Actual
29 Apr – 30 Sep 05

- 8.1% increase in rental rates vs forecast
- 99% committed occupancy – higher than market benchmark

Note:

1. The forecast is based on management's forecast for the period. This, together with the forecast for the period 1 Oct 2005 to 31 Dec 2005, is the profit forecast shown in the OIS dated 21 Apr 2005

CapitaCommercial Trust

DPU Outperforms Forecast by 8.7%

	3Q 2005	29 Apr 2005 to 30 Sep 2005			1 Jan 2005 to 30 Sep 2005		
	Actual S$'000	Actual S$'000	Forecast [1] S$'000	Var. %	Actual S$'000	Forecast [2] S$'000	Var. %
Gross Revenue	29,122	49,328	47,732	3.3%	85,360	83,555	2.2%
Net Property Income	22,298	37,116	35,368	4.9%	63,550	61,396	3.5%
Distributable Income [3]	16,267	26,021	23,934	8.7%	44,064	41,575	6.0%
Distribution Per Unit (¢)	**1.81¢**	**2.90¢**	2.67¢	8.7%	**5.05¢**	4.77¢	5.9%
Annualised DPU (¢)	7.18¢	6.83¢	6.29¢	8.7%	6.75¢	6.38¢	5.7%
Distribution Yield (%) @ S$1.51 per unit [4]	4.8%	4.5%	4.2%	8.7%	4.5%	4.2%	5.7%

Notes:

1. The forecast is based on management's forecast for the period. This, together with the forecast for the period 1 Oct 2005 to 31 Dec 2005, is the profit forecast shown in the OIS dated 21 Apr 2005
2. Based on the actual 1Q 2005 results plus the management's forecast for the period 1 Apr 2005 to 30 Sep 2005
3. Based on distribution policy of 95% of taxable income for period up to 30 Jun 2005. With effect from 1 Jul 2005, distributable income is 100% of taxable income
4. Based on the CCT unit closing price on 19 Oct 2005

CapitaCommercial Trust

Balance Sheet Summary

	30 Sep 05 S$'000	30 Jun 05 S$'000
Non-current assets[1]	2,068,278	2,067,603
Current assets	51,130	63,779
Total assets	**2,119,408**	**2,131,382**
Current liabilities[2]	94,486	93,891
Non-current liabilities	590,680	591,586
Net assets	**1,434,242**	**1,445,905**
Unitholders' funds	**1,434,242**	**1,445,905**

NAV	
30 September 2005	1.60
30 June 2005	1.61
Adjusted NAV	
30 September 2005	1.58
30 June 2005	1.58

Notes:
1. Included in current liabilities is S$76 million of bridge loan facility drawn to part finance the acquisition of HSBC Building
2. Assuming the distributable income has been paid out to the unitholders

82 - 4507

Debt Related Information

	As at 30 Sep 05	As at 30 Jun 05
Total debt (S$'000)	656	656
Gearing ratio [1]	31.0%	30.8%
Interest service coverage ratio [2]	5.1 times	4.8 times
All-in interest rate	2.52%	2.52%

Notes:
1. Ratio of borrowings over total deposited property
2. Ratio of net investment income before interest and tax over interest expenses

CapitaCommercial Trust

Unit Price Performance

CapitaCommercial Trust

Delivering Capital Growth



70
60
50
40
30
20
10
0
+ 51.0%
SESPROP
CCT
STI
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05

Source: Bloomberg

As at 19 Oct 2005

CCT	+51%
SESPROP	+69%
STI	+23%

Based on CCT Opening Price of S$1.00

Legend

CCT = CapitaCommercial Trust
SESPROP = Singapore Property Equities Index
STI = Straits Times Index

CapitaCommercial Trust

82 - 4507

Indices – Inclusions Increasing

- EPRA/NAREIT Global Real Estate Index
- GPR 250 Property Securities Index
- GPR 250 REIT Sub-Index
- GPR General Index

- **FTSE/ASEAN Index (Sep 2005)**

Ranked 21st out of 640 in the Business Times Corporate Transparency Index

CapitaCommercial Trust

82 - 4507

Portfolio Highlights

CapitaCommercial Trust

82 - 4507

Breakdown Of Portfolio Gross Revenue



Outperforms Forecast
S$' mil
50
48
46
44
42
40
38
47.73
1.88 (3.9%)
3.46 (7.2%)
42.40 (88.8%)
1.60 (3.3%)
0.49 (26.2%)
0.72 (20.8%)
0.38 (0.9%)
49.33
2.37 (4.8%)
4.18 (8.5%)
42.78 (86.7%)
Forecast
Actual
Gross Rental Income
Car Park
Others

29 Apr 05 to 30 Sep 05

CapitaCommercial Trust

Gross Revenue – By Asset

S$'000	1 Jan 2005 to 30 Sep 2005			29 Apr 2005 to 30 Sep 2005		
	Actual	Forecast[1]	Var.	Actual	Forecast[2]	Var.
Capital Tower	**30,660**	30,453	0.7%	17,231	17,062	1.0%
6 Battery Road	**23,934**	23,519	1.8%	13,282	12,929	2.7%
HSBC Building	**3,441**	3,441	0.0%	3,441	3,441	0.0%
Starhub Centre	**8,758**	8,257	6.1%	4,866	4,373	11.3%
Robinson Point	**4,244**	4,299	-1.3%	2,440	2,495	-2.2%
Bugis Village	**5,733**	5,651	1.5%	3,239	3,162	2.4%
Golden Shoe Car Park	**5,814**	5,339	8.9%	3,281	2,875	14.1%
Market Street Car Park	**2,777**	2,597	6.9%	1,548	1,395	11.0%
Gross Revenue	**85,360**	83,555	2.2%	49,328	47,732	3.3%

Notes:
1. Based on the actual 1Q 2005 results plus the management's forecast for the period 1 Apr 2005 to 30 Sep 2005
2. The forecast is based on management's forecast for the period. This, together with the forecast for the period 1 Oct 2005 to 31 Dec 2005, is the profit forecast shown in the OIS dated 21 Apr 2005

CapitaCommercial Trust

Net Property Income – By Asset

S$'000	1 Jan 2005 to 30 Sep 2005			29 Apr 2005 to 30 Sep 2005		
	Actual	Forecast[1]	Var.	Actual	Forecast[2]	Var.
Capital Tower	**22,297**	22,117	0.8%	12,599	12,310	2.3%
6 Battery Road	**18,082**	17,171	5.3%	10,125	9,454	7.1%
HSBC Building	**3,418**	3,418	0.0%	3,418	3,418	0.0%
Starhub Centre	**5,711**	5,526	3.3%	3,093	2,903	6.5%
Robinson Point	**2,899**	2,882	0.6%	1,677	1,664	0.8%
Bugis Village	**4,554**	4,496	1.3%	2,539	2,509	1.2%
Golden Shoe Car Park	**4,456**	3,908	14.0%	2,489	2,117	17.6%
Market Street Car Park	**2,134**	1,879	13.6%	1,176	993	18.4%
Net Property Income	**63,551**	61,396	3.5%	37,116	35,368	4.9%

Notes:
1. Based on the actual 1Q 2005 results plus the management's forecast for the period 1 Apr 2005 to 30 Sep 2005
2. The forecast is based on management's forecast for the period. This, together with the forecast for the period 1 Oct 2005 to 31 Dec 2005, is the profit forecast shown in the OIS dated 21 Apr 2005

CapitaCommercial Trust

Portfolio Occupancy Close to 100%


As at 30 Sep 2005
Portfolio
99.0%
Capital Tower
100.0%
6 Battery Road
99.4%
Starhub Centre
100.0%
Robinson Point
96.9%
Bugis Village
91.8%
Golden Shoe Car Park
100.0%
Market Street Car Park
79.8%[1]
HSBC Building
100.0%
75%
80%
85%
90%
95%
100%
URA 2Q2005 Office Occupancy 85.7%

Note:

1. Lower occupancy due to progressive termination of leases for asset enhancement work

CapitaCommercial Trust

Higher Retention & Rental Income

	Due For Renewal In FY 2005	Renewed / New Leases as at 30 Sep 05 (% of portfolio) (Sq m)	Retention Ratio as at 30 Sep 05	Increase Vs Forecast Rent
Renewals	30,781 (16.4%)	25,186 (13.4%)	**81.8%**	**7.2%**
New Leases	NA	16,136 (8.6%)	**NA**	**9.5%**
Weighted Average	NA	NA	**NA**	**8.1%**

CapitaCommercial Trust

Higher Renewals : 7.2% Above Forecast

Renewals	No of leases	Net Lettable Area: Area (sq m)	Net Lettable Area: % of NLA	Increase vs Forecast Rent
Capital Tower	4	2,704	3.9%	4.2%
6 Battery Road	14	7,474	16.3%	5.2%
Starhub Centre	9	9,425	36.4%	10.5%
Robinson Point	1	1,159	9.4%	0.0%
Bugis Village	19	2,711	25.3%	11.7%
Golden Shoe Car Park	8	1,269	36.5%	8.3%
Market Street Car Park	12	445	31.7%	(0.7%)
HSBC Building	-	-	-	-
Total	67	25,187	13.4%	7.2%

Note:
1. Due to asset enhancement work, some leases were committed below budget

CapitaCommercial Trust

New Leases : 9.5% Above Forecast

New Leases	No of leases	Net Lettable Area: Area (sq m)	Net Lettable Area: % of NLA	Increase vs Forecast Rent
Capital Tower	5	5,831	8.4%	11.7%
6 Battery Road	13	5,987	13.0%	6.8%
Starhub Centre	5	984	3.8%	0.9%
Robinson Point	7	1,825	14.8%	2.5%
Bugis Village	12	1,246	11.6%	30.7%
Golden Shoe Car Park	1	263	7.6%	-
Market Street Car Park [1]	-	-	-	-
HSBC Building [2]	-	-	-	-
Total	43	16,136	8.6%	9.5%

Notes:
1. Building due for asset enhancement work
2. HSBC building is leased to one single tenant

CapitaCommercial Trust

Stable & Sustainable Income

Weighted Average Lease Term to Expiry

	As at 30 Sep 2005
By Gross Rent	3.02
By Net Lettable Area	3.19

CapitaCommercial Trust

Office Market Outlook

CapitaCommercial Trust

Positive Office Sector

Singapore Office Sector Annual New Supply & Average Prime Office Rent



million (sf)
$ psfpm
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
10yr Average Prime
Rent = $6.70 psfpm
10yr Annual Average
Supply = 2.06 mil sf
$7.00
$8.00
$9.60
$9.90
$9.00
$6.10
$5.50
$7.50
$6.20
$5.00
$4.00
$4.40
$5.20
$6.25
$7.00
No new supply
No new supply
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005E
2006E
2007E
2008E

Source: CBRE

CapitaCommercial Trust

In Summary

- Consistently outperformed since listing
- Well poised to ride office market uptrend
- Market leader in the prime office sector

- Management team able to differentiate portfolio and propel CCT performance ahead of market

- Confident of achieving higher distribution per unit vs 2005 forecast

CapitaCommercial Trust

82 - 4507

Important Notice

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events, which are based on CapitaCommercial Trust Management Limited's (in the capacity as the manager of CCT, the "Manager") current view on future events.

The value of units in CCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This presentation is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

Thank You

CapitaCommercial Trust

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road,
#18-01 Robinson Point
Singapore 068911
Tel: (65)-6536 1188
Fax: (65)-6533 6133
http://www.capitacommercial.com

Investor & Analyst Contact:
Adrian Chui (65) 6826-5646
Heng Hui Lin (65) 6826-5841

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Oct-2005 18:08:17
Announcement No.	00084

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Date of Release of 3rd Quarter Financial Results Announcement"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Raffles.annc.21Oct05.pdf Total size = **108K** (2048K size limit recommended)

Close Window

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Date of Release of 3rd Quarter Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the 3rd quarter ended 30 September 2005 on Friday, 28 October 2005.

By Order of the Board

Wong Lai Kuen
Company Secretary
21 October 2005

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

A. SUBSCRIPTION FOR PREFERENCE SHARES IN THE SHARE CAPITAL OF CAPITALAND CHINA DEVELOPMENT FUND PTE. LTD.

B. TRANSFER OF THE ENTIRE ISSUED AND PAID-UP SHARE CAPITAL IN CAPITALAND NINGBO HOLDINGS PTE. LTD. AND CAPITALAND NINGBO (COMMERCIAL) HOLDINGS PTE. LTD.

A. SUBSCRIPTION FOR PREFERENCE SHARES IN THE SHARE CAPITAL OF CAPITALAND CHINA DEVELOPMENT FUND PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd ("CCH") has entered into a Subscription Agreement with CapitaLand China Development Fund Pte. Ltd. (the "Fund") to subscribe for 150,000 redeemable preference shares in the Fund of par value of US$0.01 ("Preference Shares") at a premium of US$999.99 for each preference share.

The Fund is a closed-end private investment company providing institutional and high net worth individual investors with an opportunity to invest on a long term basis in real estate development projects in the People's Republic of China.

CCH has committed to invest US$150 million (approximately S$254 million) in the Fund which amounts to 37.5% of the aggregate committed capital raised by the Fund.

CapitaLand's interest in the Fund presently comprises two ordinary shares of S$1 each, held by CapitaLand China Development Fund Management Pte. Ltd., another indirect wholly-owned subsidiary of CapitaLand. Upon issue and allotment by the Fund to CCH of the Preference Shares subscribed by CCH, CapitaLand's interest in the Fund, held through CCH, will also comprise such Preference Shares in the Fund.

As at the date of this announcement, the Fund has raised committed capital of US$400 million (approximately S$678 million) from CCH and other investors through agreements to subscribe for Preference Shares in the Fund. Upon issue and allotment by the Fund of the Preference Shares subscribed by CCH and the other investors, CapitaLand's indirect interest will be 37.5% and CapitaLand will also cease to have a majority representation on the board of the Fund; the Fund will therefore cease to be an indirect subsidiary of CapitaLand.

CCH's subscription for the Preference Shares will not be expected to have any material impact on the net tangible assets per share and the earnings per share of CapitaLand Group for the financial year ending 31 December 2005.

B. TRANSFER OF THE ENTIRE ISSUED AND PAID-UP SHARE CAPITAL IN CAPITALAND NINGBO HOLDINGS PTE. LTD. AND CAPITALAND NINGBO (COMMERCIAL) HOLDINGS PTE. LTD.

CapitaLand also wishes to announce that CCH has signed a Sale and Purchase Agreement with the Fund to transfer to the Fund its interest in CapitaLand Ningbo Holdings Pte. Ltd. ("CNH") and CapitaLand Ningbo (Commercial) Holdings Pte. Ltd. ("CNCH") (the "Transaction") for a total consideration of US$43.1 million (approximately S$73.0 million).

The interest comprises the entire issued and paid-up share capital of CNH and CNCH and shareholders' loans aggregating US$43.1 million (approximately S$73.0 million) owing by CNH and CNCH to CCH. The aggregate consideration which will be satisfied in cash is based on a willing-buyer willing-seller basis, taking into account amongst other things, the negative net tangible asset values of approximately US$0.8 million (S$1.4 million) for CNH and approximately US$0.4 million (S$0.7 million) for CNCH both for the period ending 31 October 2005.

In addition, the Fund has also undertaken to procure that within one month after completion or later as agreed between the parties, CNH and CNCH will grant shareholders' loans aggregating to approximately US$65.5 million (S$111 million) to the Project Companies (as defined below) to enable the Project Companies to repay 80% of debts owing to two CapitaLand group companies, CapitaLand (China) Investment Co., Ltd ("CCIC") and CapitaLand Management Consulting Co., Ltd, incurred in relation to the Ningbo Project.

CNH is the sole registered and beneficial owner of the registered capital of Ningbo Xin Yao Real Estate Development Co., Ltd ("Xin Yao") and Ningbo Xin Feng Real Estate Development Co., Ltd. ("Xin Feng") and CNCH is the sole registered and beneficial owner of Ningbo Xin Yin Real Estate Development Co., Ltd. ("Xin Yin"). Xin Yao, Xin Feng and Xin Yin are collectively referred to as the Project Companies. Through the Project Companies, CNH and CNCH collectively hold an indirect 80% stake in a prime residential cum commercial site in Ningbo ("Ningbo Project"). The balance 20% stake in Ningbo Project is held indirectly by CCIC.

CapitaLand, as the sponsor for the Fund, had committed to offer to the Fund an opportunity to acquire a stake in the Ningbo Project as a seed investment for the Fund. The Transaction was effected to fulfill that commitment.

Completion of the Transaction is expected to take place on 31 October 2005. Upon completion, CapitaLand's effective stake in the Ningbo Project will be 50% (comprising the 20% stake held by CCIC and the 80% stake held through the Fund in which CapitaLand holds a 37.5% stake).

The Transaction is not expected to have any material impact on the net tangible assets per share and earnings per share of CapitaLand Group for the financial year ending 31 December 2005.

By order of the Board

Rose Kong
Company Secretary
24 October 2005

CapitaLand

For Immediate Release
24 October 2005

NEWS RELEASE

CapitaLand sets up its eighth private equity fund

New real estate development fund for China

Prime Ningbo site is seed investment for the fund

Singapore, 24 October 2005 – CapitaLand Limited (CapitaLand) has successfully set up and closed its eighth private equity fund, a new real estate development fund for investments in China. The fund, known as the CapitaLand China Development Fund (凯德中国发展基金) ("CCDF"), was co-marketed with Citigroup. A total of US$400 million (S$678 million) was raised in line with investor confidence in the long term growth potential of China's real estate sector and its economy. CapitaLand, which has a presence in China since 1994, has committed US$150 million (S$254 million) (or 37.5 percent) in the fund. The CCDF attracted strong interest among international investors including institutions and high net worth individuals from Asia, the Middle East and the USA. Citigroup Property Investors, through wholly-owned CBC International Real Estate LP LLC, has co-invested US$20 million (S$34 million) in the CCDF.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "We are confident of China's long term growth prospects. The CCDF, our second private equity fund for investments in China, is an example of our on-going commitment to strengthen our presence in the country. The CCDF follows the success of our first US$61 million CapitaLand China Residential Fund, which is now fully invested. We had co-marketed the CCDF with Citigroup which shares our confidence in China's real estate development sector. Citigroup's own investment in the fund is an endorsement of CapitaLand's development delivery capabilities in residential, commercial and serviced apartment properties in China, as well as our skill sets in real estate capital management."

Mr Quek Kwang Meng, Head of Real Estate Investments, Citigroup Global Wealth Management, Asia Pacific and Middle East, said: "Our high net worth clients are increasingly interested in investments in high growth economies like China, especially in the real estate sector, as a means to diversify their portfolio. Its potential to enhance overall risk-adjusted returns and its low correlation to other asset classes makes real estate an important component in a client's wealth management portfolio."

The CCDF is managed by CapitaLand China Development Fund Management Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand. The CCDF, co-investing in development projects in China with CapitaLand, will focus on sizeable residential, office, mixed and serviced apartment developments in high density and growing population centres with rising per capita GDP. The population centres are located within four areas, namely the Bohai Gulf Region, Yangtze River Delta, Western/Central China and Pearl River Delta.

A prime residential cum commercial site in Ningbo will form the seed investment for the fund. CapitaLand has signed a sale and purchase agreement to transfer an 80 percent interest in its Ningbo site to CCDF. The transfer, which will be at cost, is approximately US$108 million (approximately S$184 million). Completion of the transaction is expected on 31 October 2005. Upon completion, CapitaLand's effective stake in the project will be 50 percent (which includes the interest held through its 37.5 percent stake in the fund.)

The site was acquired by CapitaLand in April 2005 with the intention to warehouse it for the fund. It marked the Group's entry into Ningbo, a commercially vibrant city and one of the leading economic centres in Zhejiang Province. A key international port city in the Yangtze River Delta, Ningbo's GDP grew 15.5 percent in 2004 while its per capita urban household disposable income was the fifth highest amongst the Chinese cities.

The 98,413 square metre site consists of five land parcels, of which four of the plots have been designated for residential use and one plot for mixed use. The five parcels of land will be amalgamated and developed into a well-planned precinct. The proposed development will have a 75 percent residential component because residential supply in Ningbo City Centre is expected to be tight in the next few years due to the shortage of land and strong underlying demand. The remaining 25 percent will comprise office and retail components. The total potential gross floor area of the development is 225,050 square metres. Over the next three years, CapitaLand plans to build a residential development comprising an estimated 1,300 mid- to high-rise apartments. The development also includes about 59,000 square metres of commercial space, comprising an office tower and retail shops.

About Ningbo

Ningbo City is at the intersection of three rivers (Yuyao River, Yong River, and Fenghua River). Ningbo is an important international port city located on China's eastern seaboard in Zhejiang province, approximately 150 kilometres south of Shanghai on the edge of Hangzhou Bay. It is one of the fastest growing economies in China and has a per capita GDP ranking fourth in China. Its economy is driven by trade, thriving local enterprises, and a rapid influx of foreign investments. The main industrial sectors include the manufacture of textiles, electronics, machinery, petrochemicals, steel, and electric power.

Within the Zhejiang province's longer term transportation plan, Ningbo will be the central road transportation hub along the eastern seaboard. Moreover, Ningbo will leverage on its proximity to Shanghai, which will be just an hour and a half's drive away from Shanghai, with the completion of the Hangzhou Bay Bridge in 2007. These developments will impact positively on Ningbo's real estate sector. In addition, demand for properties is expected to continue to grow strongly due to Ningbo's economic dynamism, which will lead to strong wealth creation, ongoing upgrading of infrastructural facilities, rapid urbanisation, and labour migration.

About CapitaLand in China

Since 1994, CapitaLand has been a developer of premier homes and quality commercial properties in China, with a total project value of RMB 20 billion (S$4 billion). To facilitate its growth in the country, CapitaLand, after approval by the Chinese government, set up a wholly foreign-owned investment company in 2002.

In Shanghai, CapitaLand is one of the top builders of homes and a developer of landmark commercial properties such as Raffles City Shanghai. In Beijing, it has two new commercial developments, Raffles City Beijing and Capital Tower Beijing. In Guangzhou, it is developing a mixed-use project comprising of 386 residential units and 192 serviced residences, car parks and other amenities.

CapitaLand is also one of the leading developers and managers of malls in China with a portfolio of over US$1 billion (S$1.7 billion) of assets anchored by Wal-Mart and Beijing Hualian. Through its subsidiary, The Ascott Group, CapitaLand is the largest serviced residence operator in the country.

CapitaLand's first China residential fund, CapitaLand China Residential Fund (凯德中国住宅基金), formed with the support of corporate investors, is a US$61 million (S$103 million) private equity fund. The fund has been invested fully in mid- to high-end residential properties in Shanghai, Beijing and Guangzhou.

About CapitaLand Group (www.capitaland.com.sg)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. CapitaLand currently has eight private equity funds, namely, Eureka Office Fund, IP Property Fund, CapitaRetail Singapore, CapitaLand China Residential Fund, CapitaRetail Japan Fund, Mezzo Capital, Arc-CapitaLand Residences Japan and CapitaLand China Development Fund.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by	:	**CapitaLand Limited *(Regn. No.: 198900036N)***
Date	:	**24 October 2005**

Media Contact
Julie Ong
Communications
DID : (65) 68233541
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Oct-2005 17:28:49
Announcement No.	00050

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group - "WorkCover Prosecutions"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.
Attachments:	APG.annc.24Oct05.pdf Total size = **30K** (2048K size limit recommended)

Close Window

82 - 4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

24 October 2005

WORKCOVER PROSECUTIONS

Australand announced today that Inspector Rodney Dubois of the WorkCover Authority of New South Wales had instituted proceedings against Australand Holdings Limited and the Company's Managing Director, Mr Brendan Crotty, pursuant to the Occupational Health & Safety Act 2000 alleging a failure to ensure that persons not in the employment of Australand were not exposed to risks to their health and safety.

The prosecution relates to the incident which occurred on 15 October 2003 at Eastern Creek, New South Wales which resulted in the death of Joel Exner.

The New South Wales State Secretary of the Construction Forestry Mining Energy Union, Mr. Andrew Ferguson, has also commenced a similar prosecution against the Company.

Both the Company and Mr. Crotty are considering their defence of the prosecutions and, accordingly, do not propose to make any further comment in relation to the prosecutions.

Michael Newsom
General Counsel
Tel: + 61 2 9767 2177
email: mnewsom@australand.com.au

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES, WIN FOCUS GROUP LIMITED AND PERFECT CITY INTERNATIONAL LIMITED

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in the British Virgin Islands:

(a)	Name	:	Win Focus Group Limited
	Principal Activity	:	Investment holding
	Authorised Share Capital	:	US$50,000 divided into 50,000 shares of US$1 each
	Issued and Paid-up Share Capital	:	US$1 comprising 1 share of US$1
(b)	Name	:	Perfect City International Limited
	Principal Activity	:	Investment holding
	Authorised Share Capital	:	US$50,000 divided into 50,000 shares of US$1 each
	Issued and Paid-up Share Capital	:	US$1 comprising 1 share of US$1

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
25 October 2005

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Oct-2005 12:32:52
Announcement No.	00012

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Offer and Placement of 173,400,000 new units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTML.annc.26Oct05.pdf Total size = **111K** (2048K size limit recommended)

Close Window

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

OFFER AND PLACEMENT OF 173,400,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") BY WAY OF:

(I) A PREFERENTIAL OFFERING OF 77,628,981 NEW UNITS AT AN ISSUE PRICE OF S$2.33 PER NEW UNIT TO RELEVANT SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CMT CIRCULAR DATED 18 OCTOBER 2005 (THE "CIRCULAR")) ON A NON-RENOUNCEABLE BASIS OF 1 NEW UNIT FOR EVERY 10 EXISTING UNITS IN CMT ("UNITS") HELD AS AT 14 OCTOBER 2005, 5.00 P.M. (FRACTIONS OF A UNIT TO BE DISREGARDED) AND SUBJECT TO THE ROUNDING MECHANISM AS DESCRIBED IN THE CIRCULAR;

(II) AN OFFERING OF 25,500,000 NEW UNITS AT AN ISSUE PRICE OF S$2.35 PER NEW UNIT (THE "ATM AND PLACEMENT ISSUE PRICE") TO THE PUBLIC IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PRIVATE PLACEMENT OF 70,271,019 NEW UNITS AT THE ATM AND PLACEMENT ISSUE PRICE TO RETAIL AND INSTITUTIONAL INVESTORS.

The Board of Directors of CapitaMall Trust Management Limited, as manager of CMT (the "Manager"), wishes to announce that as at the close of the ATM Offering at 12 noon on 25 October 2005, 2,175 valid applications have been received for 12,475,000 of the 25,500,000 New Units offered under the ATM Offering. DBS Bank Ltd, the lead manager and underwriter for the ATM Offering, will subscribe for the remaining 13,025,000 New Units.

BY ORDER OF THE BOARD

CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
26 October 2005

IMPORTANT NOTICE

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT. Investors should read the whole of the Circular before deciding to accept or purchase the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CMT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) (the "**Securities Act**") and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("**Regulation S**")).

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, DBS Bank and UBS to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.

82 - 4507

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF 2005 3rd QUARTER FINANCIAL RESULTS

CapitaLand Limited wishes to announce that it will release its financial results for the 3rd quarter ended 30 September 2005 on Friday, 11 November 2005.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 October 2005

82 - 4507

CapitaLand

News Release

26 October 2005
For Immediate Release

CapitaLand, as Strategic Partner to The Link Management, remains committed to invest US$180 million

Singapore, 26 October 2005 – CapitaLand Limited (CapitaLand) is pleased to announce that it remains as the strategic partner to The Link Management Limited ("The Link Management") following today's signing of the supplemental agreement to the cooperation agreement dated 27 August 2004 between CapitaLand and The Link Management (the "Supplemental Agreement"). The Link Management had earlier in August 2004 appointed CapitaLand as its strategic partner. The Link Management is currently applying for a license to act as the manager of The Link Real Estate Investment Trust ("The Link REIT") established as part of the Hong Kong Housing Authority's (the "HKHA's") divestment program in relation to its retail and car-park portfolio. CapitaLand remains committed to an investment of US$180 million in The Link REIT, which is expected to be listed before the end of 2005.

Mr Liew Mun Leong, President and Chief Executive Officer of CapitaLand Group, said: "The excellent combination of a huge portfolio of quality assets, strong management team, and positive outlook on the Hong Kong economy and its property sector is expected to augur well for the successful re-launch of The Link REIT. Our firm commitment to invest US$180 million attests to our belief in the The Link REIT's ability to generate stable and attractive return to unitholders."

Under the Supplemental Agreement, certain terms have been refined. It includes providing The Link Management with the right to scale down CapitaLand's investment to US$120 million in the event of an overwhelming demand from retail and institutional investors.

The Link Management had earlier in August 2004 appointed CapitaLand as its strategic partner following a formal international selection process. Under the cooperation agreement signed at the time, CapitaLand agreed to bring to The Link Management its expertise in managing REITs and committed to invest US$180 million as an investment in The Link REIT.

The HKHA's retail and car-parking portfolio comprises about one million square metres of retail space and about 100,000 car park spaces. The portfolio includes shopping centres, market stalls and car parks located in or near public housing estates across Hong Kong. It is expected that a majority of the portfolio will be divested to The Link REIT. On 6 September 2005, the HKHA announced it intended to complete the listing of the units of The Link REIT before the end of 2005.

About CapitaLand Group

CapitaLand is one of the largest property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
26 October 2005

For media enquiries, please contact:
Mok Lai Siong
DID: +65 68233543
Email: mok.laisiong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg

CapitaLand

For immediate release
27 October 2005

NEWS RELEASE

CapitaLand acquires Dragon View Park site through a collective sale

Singapore, 27 October 2005 – CapitaLand has signed a Sale and Purchase Agreement to acquire the 88-unit Dragon View Park, located at Jalan Mutiara, off River Valley Road, through a collective sale. CapitaLand will pay a total of S$128.0 million. This works out to S$532 per square foot per plot ratio, inclusive of an estimated payment of S$11.8 million development charge to tap the site's unutilised plot ratio.

Dragon View Park sits on a 11,625 square-metre freehold site with a gross plot ratio of 2.1. Approval has been obtained from over 80 percent of the owners to proceed with the enbloc sale. The completion of the transaction is subject to approval from the Strata Titles Board.

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "Dragon View Park is one of the few sizeable freehold sites in the prime District 10 area and the apartments enjoy unobstructed view of the Orchard Road skyline. It is nestled in a tranquil residential enclave and is close to amenities along Orchard Road and River Valley, such as shopping, entertainment and recreational facilities. We will redevelop the site into a 24-storey condominium with approximately 150 apartments. This will be another quality project with relatively large units. We intend to have the development ready for launch sometime next year."

The Dragon View Park site is in a predominantly residential neighbourhood. The existing residential developments in the vicinity include The Tiara, Regency Park and Valley Park. Located in River Valley, the site is close to the Central Business District, the Orchard Road shopping belt and major expressways such as the CTE and the AYE.

The collective sale, brokered by Colliers International, is expected to be completed by mid-2006.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2005.

About CapitaLand Limited

CapitaLand is one of the largest property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include the Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Please visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **27 October 2005**

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Mok Lai Siong, Corporate Communications
Tel: +65 6823 3543
Email: mok.laisiong@capitaland.com.sg

82 - 4507 Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Oct-2005 12:34:54
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Offer and Placement of 173,400,000 new units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, had on 27 October 2005 issued an announcement on the above matter, as attached for information.
Attachments:	CMTML.EFR.27Oct05.pdf Total size = **149K** (2048K size limit recommended)

Close Window

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

OFFER AND PLACEMENT OF 173,400,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") BY WAY OF:

(I) A PREFERENTIAL OFFERING OF 77,628,981 NEW UNITS AT AN ISSUE PRICE OF S$2.33 PER NEW UNIT TO RELEVANT SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CMT CIRCULAR DATED 18 OCTOBER 2005 (THE "CIRCULAR")) ON A NON-RENOUNCEABLE BASIS OF 1 NEW UNIT FOR EVERY 10 EXISTING UNITS IN CMT ("UNITS") HELD AS AT 14 OCTOBER 2005, 5.00 P.M. (FRACTIONS OF A UNIT TO BE DISREGARDED) AND SUBJECT TO THE ROUNDING MECHANISM AS DESCRIBED IN THE CIRCULAR (THE "PREFERENTIAL OFFERING");

(II) AN OFFERING OF 25,500,000 NEW UNITS AT AN ISSUE PRICE OF S$2.35 PER NEW UNIT (THE "ATM AND PLACEMENT ISSUE PRICE") TO THE PUBLIC IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PRIVATE PLACEMENT OF 70,271,019 NEW UNITS AT THE ATM AND PLACEMENT ISSUE PRICE TO RETAIL AND INSTITUTIONAL INVESTORS (THE "PRIVATE PLACEMENT")

(COLLECTIVELY THE "EQUITY FUND RAISING").

The Preferential Offering

The Board of Directors of CapitaMall Trust Management Limited, as manager of CMT (the "**Manager**"), wishes to announce that, as at the close of the Preferential Offering on 25 October 2005, valid acceptances for a total of 29,746,224 New Units under the Preferential Offering were received.

New Units that were not accepted by Relevant Singapore Registered Unitholders, or in respect of which invalid acceptances were received, constituted the remaining 47,882,757 New Units under the Preferential Offering. The Joint Lead Managers and Underwriters will procure subscribers for or subscribe for themselves any unallocated New Units.

Where any acceptance by a Relevant Singapore Registered Unitholder for New Units is invalid, the amount paid by such applicant on acceptance will be refunded, without interest or any share of the revenue or other benefit arising therefrom, within 14 market days[1] after the close of the Preferential Offering on 25 October 2005, by any or a combination of the following:

(a) by means of a crossed cheque sent by ordinary post at the applicant's own risk if he accepted through The Central Depository (Pte) Limited; or

(b) crediting the applicant's bank account with the relevant Participating Bank (as defined in the Circular) at his own risk, if he accepted his allocation of New Units through an ATM of a Participating Bank.

[1] *A day on which Singapore Exchange Securities Trading Limited (the "**SGX-ST**") is open for securities trading.*

The ATM Offering

Of the 25,500,000 New Units available under the ATM Offering, valid applications for 12,475,000 New Units were received. DBS Bank Ltd, the lead manager and underwriter for the ATM Offering, will subscribe for the remaining 13,025,000 New Units.

The Private Placement

The book of orders for the Private Placement was closed on the same day that the placement commenced, being 18 October 2005, after the Manager had received indications of interest for more than 2.2 times the 70,271,019 New Units.

Disclosure Pursuant to Waiver of Rule 812(1) of the Listing Manual

In addition, the Manager has obtained a waiver from the SGX-ST of Rule 812(1) of the Listing Manual to permit the placement of New Units to The Capital Group Companies, Inc. and the Fairprice Group[2] (both of which are Substantial Unitholders[3]) under the Private Placement to enable them to maintain their respective unitholdings at their pre-placement levels (in percentage terms) as at 2 September 2005[4]. The rationale for allowing the placement of New Units to The Capital Group Companies, Inc. and the Fairprice Group is that they are institutional investors who are not related to CapitaLand Limited ("**CapitaLand**") and they do not take an active role in the management of CMT. Given their substantial unitholdings, they provide a degree of stability to CMT as an investment vehicle and should not be treated differently from any other Unitholder, and should be given the opportunity to apply for additional Units under the Private Placement so as to maintain their respective percentage unitholdings in CMT, since other Unitholders may also apply for additional Units under the Equity Fund Raising.

Subject to the forgoing and the requirement that the Manager certifies it is independent of The Capital Group Companies, Inc. and NTUC Fairprice Co-operative Limited, the Joint Lead Managers and Underwriters may place New Units to each of The Capital Group Companies. Inc. and the Fairprice Group under the Private Placement.

Accordingly, the Manager has certified that it is independent of each of The Capital Group of Companies, Inc and the Fairprice Group, and 7,000,000 New Units have been placed to The Capital Group of Companies, Inc.

Further, the Manager has obtained a waiver from the SGX-ST of Rule 812(1) of the Listing Manual to permit the placement of New Units to companies within Temasek group, including Temasek Holdings (Private) Limited[5] ("**Temasek**") and the companies in which Temasek has an aggregate interest of at least 10.0%, but excluding CapitaLand and its subsidiaries (the "**Non-CL TLCs**"), under the Private Placement. The rationale for allowing the placement of New Units to the Non-CL TLCs is that they are not involved in the day-to-day operational and commercial decisions of CMT.

---

[2] The interest of NTUC Fairprice Co-operative Limited ("**Fairprice**") in the Units comprises a direct interest in 71,070,000 Units and a deemed interest in 25,330,000 Units held by a wholly owned subsidiary, Alphaplus Investments Pte Ltd ("**AIPL**" and together with Fairprice, shall be known as the "**Fairprice Group**") as at 2 September 2005, being the "Latest Practicable Date" in the circular to Unitholders dated 16 September 2005 for the purpose of seeking Unitholders' approval for, *inter alia*, the Equity Fund Raising (the "**Unitholders' Circular**"). The placement includes a placement of New Units to each of Fairprice and AIPL.

[3] A holder of Units ("**Unitholder**") with an interest in one or more Units constituting not less than 5.0% of all outstanding Units.

[4] Being the "Latest Practicable Date" in the Unitholders' Circular.

[5] As at 14 October 2005, CapitaLand through its subsidiaries owns approximately 38.7% of the total number of Units in issue and is thus a Substantial Unitholder. As at 18 October 2005, Temasek has a direct and deemed interest of 45.53% in CapitaLand. As such, pursuant to Rule 812 (1)(c) of the Listing Manual, the Non-CL TLCs (as defined below) are deemed to be related companies, associated companies or sister companies of CapitaLand. The Manager is an indirect wholly owned subsidiary of CapitaLand.

Subject to the foregoing and the requirement that the Manager certifies it is independent of the Non-CL TLCs, the Joint Lead Managers and Underwriters may place New Units to the Non-CL TLCs under the Private Placement.

Accordingly, the Manager has certified that it is independent of the Non-CL TLCs and 300,000 New Units have been placed to DBS Asset Management Ltd, being a Non-CL TLC.

Save as disclosed above, none of the persons listed under Rule 812 of the SGX-ST's Listing Manual has been allotted New Units under the Private Placement.

Status of the New Units

The New Units are expected to commence trading on the Main Board of the SGX-ST at 2.00 p.m. (Singapore time) on 31 October 2005. The New Units will, upon issue, rank *pari passu* in all respects with the then existing Units, including the right to any distributions which may be paid for the period from the day the New Units are issued to 31 December 2005 as well as all distributions thereafter.

For the avoidance of doubt, New Units issued pursuant to the Equity Fund Raising will not be entitled to participate in the distribution of any distributable income accrued by CMT prior to the issue of New Units.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
27 October 2005

IMPORTANT NOTICE

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT. Investors should read the whole of the Circular before deciding to accept or purchase the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CMT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will

result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) (the "**Securities Act**") and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the benefit of, U.S. Persons (as defined in Regulation S under the Securities Act.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, the Joint Lead Managers and Underwriters to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.

82 - 4507 **Print this page**

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Oct-2005 12:37:35
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Private Placement's long term investors buy more CMT new units at S$2.35"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued a news release on the above matter, as attached for information.
Attachments:	CMTML.newsrelease.28Oct05.pdf Total size = **111K** (2048K size limit recommended)

Close Window

CapitaMall Trust

82 - 4507

28 October 2005

For Immediate Release

Private Placement's long term investors buy more CMT new units at S$2.35

Singapore, 28 October 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), wishes to inform that 29,746,224 New Units, constituting 38% of the New Units under the Preferential Offering, have been subscribed by Existing Unitholders[1] as at the close of the Preferential Offering on 25 October 2005. DBS Bank Limited ("DBS") and UBS AG (acting through its business group, UBS Investment Bank ("UBS")), the Joint Lead Managers and Underwriters for the equity fund raising exercise, will procure for subscribers or subscribe for the remaining 47,882,757 New Units, which constitute 62% of the New Units under the same tranche.

A UBS spokesperson said, "Due to the under-subscription in the Preferential Offering, UBS, as joint lead manager and underwriter of the Preferential Offering, had to subscribe or procure subscriptions for 23,941,379 Units comprised in the shortfall. As a result of the over-subscription in the Private Placement, UBS has been able to place approximately 90% of this shortfall with institutional investors at the ATM and Placement Issue Price of S$2.35."

Mr Eric Ang, Managing Director and Joint Head, Global Financial Markets of DBS, said, "This underwriting shortfall from the Preferential and ATM Offerings presents DBS with a rare opportunity to invest in CMT. We are comfortable holding the CMT Units as an investment as we believe, with its good track record, it would give us an attractive yield and return."

Mr Pua Seck Guan, CEO of CMTML, said, "We would like to thank the Unitholders who have subscribed for the New Units under the Private Placement, ATM Offering and Preferential Offering. In particular, we would like to acknowledge the strong support from the institutional investors and the Underwriters who took up the remaining New Units under the Preferential Offering at S$2.35, which clearly demonstrates their confidence in CMT."

[1] Relevant Singapore Registered Unitholders as defined in the CMT Circular dated 18 October 2005.

Based on the forecast DPU of 11.04[2] cents for 2006, the forecast distribution yield is 4.7%[2] and 4.9%[2], based on the ATM and Placement issue price of S$2.35 and the closing Unit price of S$2.25 as at 27 October 2005 respectively.

Added Mr Pua, "Our portfolio of quality assets with clearly defined asset enhancement plans offers Unitholders an attractive distribution yield. As the asset enhancement plans, including the recent Outline Permission granted by the Urban Redevelopment Authority to convert 45,000 square feet of residential Gross Floor Area for retail usage at Sembawang Shopping Centre, have not been factored into our forecast distribution per unit for 2005 and 2006, further upside potential can be expected. We are confident of delivering our forecast distribution yields and will continue to leverage on our three-pronged strategy of yield accretive acquisitions, innovative asset enhancements and proactive asset cum retail management to deliver stable distributions and sustainable total return to Unitholders."

About CapitaMall Trust

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of seven quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza Units and Sembawang Shopping Centre. With a market capitalisation of over S$2.9 billion as at 12 October 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

IMPORTANT NOTICE

The information contained in this press release does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaMall Trust ("**CMT**", and units in CMT, "**Units**") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

---

[2] Based on the projection for the financial year ending 31 December 2006, together with the accompanying assumptions, as set out in the CMT circular dated 18 October 2005.

The past performance of CMT is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

You are reminded that this document has been delivered to you on the basis that you are a person into whose possession this document may be lawfully delivered in accordance with the laws of jurisdiction in which you are located and you may not nor are you authorized to deliver this document to any other person and you agree not to copy or retransmit this document.

This press release is not an offer of securities in the United States. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S")). The New Units are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. A potential investor should read the Circular before deciding whether to subscribe for or purchase the New Units. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts are based on a specified range of issue prices per Unit and on the Manager's assumptions as explained in the CMT circular dated 18 October 2005 (the "CMT Circular"). You are advised to read the CMT Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the CMT Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the CMT Circular. The forecast financial performance of CMT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the CMT Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Neither this press release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This document, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	HP : (65) 9734 0122
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY, BORNITE PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its dormant indirect wholly-owned subsidiary, Bornite Pte Ltd ("Bornite"), had upon its application and as subsequently notified in the Government Gazette notification dated 20 October 2005, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 14 October 2005.

The above striking-off of Bornite does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2005.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
28 October 2005

82 - 4507 **Print this page**

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Oct-2005 18:45:32
Announcement No.	00132

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Request for Trading Halt"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTML.annc.28Oct05.pdf Total size = **21K** (2048K size limit recommended)

Close Window

82 - 4507

Print this page

Request for Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	CAPITAMALL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITAMALL TRUST ("CMT")
Announcement is submitted with respect to *	CAPITAMALL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaMall Trust Management Limited (as manager of CMT)
Date & Time of Broadcast	28-Oct-2005 18:27:19
Announcement No.	00119

>> Announcement Details

The details of the announcement start here ...

Date of Trading Halt *	31-10-2005
Time of Trading Halt *	0900 hours
Reasons for Trading Halt *	Pending release of announcement.

Close Window

82 - 4507 Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Oct-2005 18:00:14
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Releases by CapitaLand Limited's subsidiary, The Ascott Group Limited – "(1) Ascott and EMAAR Mutually Terminate Management Contracts; and (2) Ascott Secures Management Contract for Serviced Residence in Jadaf, Dubai"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued news releases on the above matters, as attached for information.
Attachments:	Ascott.newsrelease.1.28Oct05.pdf Ascott.newsrelease.2.28Oct05.pdf Total size = **650K** (2048K size limit recommended)

Close Window

82 - 4507

28 October 2005
For Immediate Release

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

Ascott and EMAAR Mutually Terminate Management Contracts

The Ascott Group and EMAAR Properties PJSC have mutually agreed to terminate the management contracts for three serviced residence properties owned by EMAAR; namely, Somerset Al Majara, The Ascott Burj and The Greens.

Both parties have agreed to part amicably due to the different interpretation of requirements relating to product specifications.

The termination of the contracts is not expected to have any material impact on Ascott's financial results for the current financial year.

Ascott has secured another management contract for an 84-unit serviced residence in Dubai's Al Jadaf district, and is exploring other opportunities in the Gulf region.

Please refer to news release, *Ascott Secures Management Contract for Serviced Residence in Al Jadaf, Dubai* issued today - 28 Oct 2005 for more details.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe, Asia Pacific and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; as well as Sydney, Melbourne and Auckland in Australia/New Zealand.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group's flagship The Ascott luxury-tier brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The Citadines brand provides corporate executives with vibrant urban lifestyle residences.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Recent awards the Group has clinched include TTG Asia Media's 'Best Serviced Residence' award as well as the 2005 Business Traveller 'Best Serviced Residence Brand' and 'Best Serviced Residence property' in Asia Pacific awards. In 2004, Ascott was also voted top by Business Traveller readers.

The Group has also won the First Position in the 2005 'China's Top 100 Serviced Residences' ranking for its eight properties in China; 2005 Vietnam Economic Times' 'Best Service in Serviced Apartments' awards in Hanoi and Ho Chi Minh City; and 2005 Thailand Apartment Living's 'Most Innovative Serviced Residence' award for The Ascott Sathorn in Bangkok. The Ascott in Malaysia was ranked among the top four best employers in Malaysia in a ranking compiled by Hewitt & Associates, a global human resource services firm, in their Best Employer in Asia 2005 study.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : October 28, 2005

For more information, please contact:

FOR MEDIA:
Celina Low, VP, Corporate Communications
Tel: (65) 6586 0475 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Email: joan.tan@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Email: cheong.kwokmun@the-ascott.com

Lilian Goh, Manager, Investor Relations
Tel: (65) 6586 7231 Email: lilian.goh@the-ascott.com

---

82 - 4507

28 October 2005
For Immediate Release

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

Ascott Secures Management Contract for Serviced Residence in Jadaf, Dubai

The Ascott Group, a leading international serviced residence company, has secured the management contract from MKM Commercial Holdings, a multi-industry conglomerate for an 84-unit serviced residence in Dubai's Jadaf area. The contract is for a period of 10 years with an option to renew for another 10 years, subject to agreement from both parties.

Targeted to be launched by the end of first quarter 2006, the property will be a 15-minute drive from the Dubai International Airport, and a 10-minute drive from the Wafi City which is owned by the MKM group of companies. Wafi City is best known for its varied range of shops, restaurants and cafes, spa, and lively nightlife including the Pyramids complex, Cleopatra's Spa, Pharaohs' Club, the Planet Hollywood complex as well as the Wafi City Mall – one of Dubai's most exclusive shopping and dining attractions.

A 5-minute drive from the famous Dubai Creek, a developing watersport recreation belt, the site is also strategically located between Dubai's old city and the central business district along Sheik Zayed Road.

According to Dubai's Department of Tourism & Commerce Marketing, there are about 20 hotel apartment properties in Dubai, and the occupancy level is more than 80%.

Ascott's Chief Executive Officer and Managing Director Mr Cameron Ong said, "The occupancy level for the serviced residence industry in Dubai has been kept at a high of above 80% by the relatively limited number of serviced residences there. The high occupancy level has also been fuelled by sustained demand from long-staying expatriates as well as, regional and international leisure visitors. Therein lies the opportunity for Ascott to plug the gap in the demand and supply chain."

"With numerous large-scale tourism projects being launched in Dubai, and a relatively limited supply of serviced residence properties, Dubai offers tremendous potential for the hospitality industry. The Ascott Group as the largest international serviced residence owner/operator with more than 15,000 residence units spread over 40 cities and 17 countries in Asia Pacific and Europe, is well poised to gain a foothold in the Middle East market," added Mr Ong.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM

When completed, the property will feature studio apartments, as well as one and two bedroom units. To cater to the needs of larger family groups, some of the two bedroom apartments will also be interconnected to form four bedroom apartments to cater to the needs of larger family groups.

The management contract is not expected to have any material impact on the Group's financial results for the current financial year.

More About MKM Commercial Holdings

Established in 1973 by H.E Sheikh Mana Bin Khalifa Al Maktoum, MKM Commercial Holdings LLC has three main divisions namely; MKM Commercial Services LLC, Wafi Group of Companies and Cleopatra's Developments Inc BVI.

Through its Wafi Group of Companies, it has several businesses in Dubai, namely property asset management under Wafi Property LLC, hospitality services comprising food and beverage, health and leisure under Wafi Hospitality LLC, manufacturing and industrial services under Wafi Industrial LLC and freight forwarding, shipping, trucking, and car rental, as well as a shipping agency under Wafi Transport LLC.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe and Asia Pacific, and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; as well as Sydney, Melbourne and Auckland in Australia/New Zealand.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group's flagship The Ascott luxury-tier brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The Citadines brand provides corporate executives with vibrant urban lifestyle residences.

Recent awards the Group has clinched include TTG Asia Media's 'Best Serviced Residence' award as well as the 2005 Business Traveller 'Best Serviced Residence Brand' and 'Best Serviced Residence property' in Asia Pacific awards. In 2004, Ascott was also voted top by Business Traveller readers.

The Group has also won the First Position in the 2005 'China's Top 100 Serviced Residences' ranking for its eight properties in China; 2005 Vietnam Economic Times' 'Best Service in Serviced Apartments' awards in Hanoi and Ho Chi Minh City; and 2005 Thailand Apartment Living's 'Most Innovative Serviced Residence' award for The Ascott Sathorn in Bangkok. The Ascott in Malaysia was ranked among the top four best employers in Malaysia in a ranking compiled by Hewitt & Associates, a global human resource services firm, in their Best Employer in Asia 2005 study.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

For more information on Ascott property listings, please visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : October 28, 2005

For more information, please contact:

FOR MEDIA:
Celina Low, VP, Corporate Communications
Tel: (65) 6586 0475 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Email: joan.tan@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Email: cheong.kwokmun@the-ascott.com

Lilian Goh, Manager, Investor Relations
Tel: (65) 6586 7231 Email: lilian.goh@the-ascott.com

---

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Oct-2005 19:26:55
Announcement No.	00160

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "3rd Quarter Financial Statement ended 30 September 2005"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued an announcement and a news release on the above matter. For details, please refer to the announcement and news release posted by Raffles on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

82 - 4507

Raffles HOLDINGS
A Member of CapitaLand

NEWS RELEASE

Raffles Holdings' Financial Results for the Quarter and Nine Months ended 30 September 2005

SINGAPORE, 28 OCTOBER 2005 Raffles Holdings Limited today reported its financial results for the third quarter and nine months ended 30 September 2005.

FINANCIAL HIGHLIGHTS

	Third Quarter 2005 (Q3 2005)	Third Quarter 2005 (Q3 2004)	Growth	First Nine Months of 2005 (YTD Sep 2005)	First Nine Months of 2004 (YTD Sep 2004)	Growth
	S$ million	S$ million	%	S$ million	S$ million	%
Turnover	**133.3**	**123.5**	**8 ↑**	**417.1**	**385.7**	**8 ↑**
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**586.7**	**29.5**	**1889 ↑**	**663.9**	**85.4**	**677 ↑**
Operating EBITDA	*34.0*	*29.4*	*16* ↑	*110.9*	*85.0*	*30* ↑
Profit before tax (PBT)	**574.5**	**14.1**	**3984 ↑**	**620.2**	**38.4**	**1514 ↑**
Operating PBT	*21.7*	*14.1*	*54* ↑	*67.3*	*38.1*	*77* ↑
Profit attributable to shareholders (PATMI)	**570.2**	**9.3**	**6034 ↑**	**603.7**	**23.5**	**2469 ↑**
Operating PATMI	*17.5*	*9.3*	*88* ↑	*50.7*	*23.1*	*119* ↑

- **OVER 60 TIMES INCREASE IN PATMI DUE TO STRONG OPERATIONAL PERFORMANCE AND DIVESTMENT GAIN**

  - Q3 2005 profit attributable to shareholders (PATMI) jumped 6,034% to S$570.2 million from a robust growth in operating PATMI and gain on the successful divestment of the Hotel Business.

  - Q3 2005 operating PATMI improved 88% to S$17.5 million on an 8% increase in turnover.

  - Divestment of the Hotel Business was successfully completed on 30 September 2005 and a gain of S$552.7 million was recognized in Q3 2005. This transaction has been conferred the "Deal of the Year" award at the 16th Annual Hotel Investment Conference Asia Pacific.

- **SIZEABLE ASSETS AND EARNINGS AFTER DIVESTMENT**

  - Raffles Holdings continues to own a sizeable business with its 45% equity interest in Tincel Properties and contract to manage the Raffles City Complex after the divestment.

  - Earnings contributions from Tincel Properties and fees from the management contract totaled S$35.9 million for the first nine months of 2005.

- **THE BOARD OF DIRECTORS HAS DECLARED AN INTERIM SPECIAL DIVIDEND**

  - an interim special dividend of S$0.40 / share or a total of about S$840 million;

  - this is in addition to the final dividend Raffles Holdings is expected to declare for 2005.

- **ANOTHER QUARTER OF STRONG PERFORMANCE**

  - "We are delighted with the continued outstanding performance from operations in all the Group's businesses.

  - This is the ninth consecutive quarter of improving performance since Q2 2003.

  - For the businesses the Group continues to have, post divestment, Tincel Properties recorded another quarter of robust performance from the strong rental and lease earnings from all three components of the Raffles City Complex – retail space, commercial office space and the two hotels."

  Jennie Chua, President & CEO, Raffles Holdings Limited

- **SUCCESSFUL DIVESTMENT AND INTERIM SPECIAL DIVIDEND HAVE UNLOCKED SIGNIFICANT VALUE FOR SHAREHOLDERS**

  - "The successful completion of the Hotel Business divestment is yet another milestone in Raffles Holdings' continuing efforts to create value for shareholders.

  - The interim special dividend unlocked significant value and is certainly a gratifying development for all shareholders of the Group."

  Liew Mun Leong, Deputy Chairman, Raffles Holdings Limited and President & CEO of CapitaLand Group (major shareholder of Raffles Holdings Limited)

- **THE GROUP'S SIZEABLE EARNINGS AND STRONG BALANCE SHEET ALLOW IT TO PURSUE OPTIONS WITH REGARDS ITS BUSINESS GOING FORWARD**

  - "Following the Hotel Business divestment, the Group continues to have sizeable business through its 45% interest in Tincel Properties.

  - The Group's strong balance sheet and earnings will allow it to pursue further options to enhance value for shareholders."

Cheng Wai Keung, Chairman, Raffles Holdings Limited

# # #

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a company headquartered in Singapore and listed on the Singapore Stock Exchange. It has a 45% direct equity interest in Tincel Properties (Private) Limited, which owns Raffles City Complex, a multi-use development located in Singapore's prime business district which the Company manages.

The 320,656 square metre Raffles City Complex comprises two hotels (with a total of 2,046 rooms), a office tower block (with a net leaseable space of 35,289 square metres), a retail complex (with a net leaseable space of 27,712 square metres) and a convention centre.

About CapitaLand Limited

CapitaLand is one of the largest property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include the Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

For more information, please contact:

Jeanette Pang (Ms)
Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
250 North Bridge Road
#15-03/04 Raffles City Tower
Singapore 179101

Tel: (65) 6398 5791
Fax: (65) 6398 5767
E-mail: investor@rafflesholdings.com

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Regn. No.: 199506093G)

Third Quarter Financial Statement

TABLE OF CONTENTS

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

Third Quarter 2005 vs Third Quarter 2004 (3Q05 vs 3Q04)

		Continuing Operations [1]			Discontinued Operations [2]			Group (Third Quarter)		
		Q3 2005	(Restated) # Q3 2004	Incr / (Decr)	Q3 2005	(Restated) # Q3 2004	Incr / (Decr)	Q3 2005	(Restated) # Q3 2004	Incr / (Decr)
	Notes	S$'000	S$'000	%	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	i	**914**	**1,166**	(22)	**132,362**	**122,322**	8	**133,276**	**123,488**	8
Cost of sales	i	-	-	n.m	(63,844)	(60,493)	6	(63,844)	(60,493)	6
Gross profit	i	**914**	**1,166**	(22)	**68,518**	**61,829**	11	**69,432**	**62,995**	10
Advertising & promotion	ii	-	-	n.m	(8,890)	(6,366)	40	(8,890)	(6,366)	40
General & administration	ii	(2,046)	(1,524)	34	(16,429)	(20,005)	(18)	(18,475)	(21,529)	(14)
Property & maintenance	ii	(44)	(1)	4,300	(30,943)	(32,173)	(4)	(30,987)	(32,174)	(4)
Other operating income		238	143	66	1,655	932	78	1,893	1,075	76
Profit from operating activities before exceptional items	iii	**(938)**	**(216)**	335	**13,911**	**4,217**	230	**12,973**	**4,001**	224
Exceptional gains	iv	-	-	n.m.	552,730	-	n.m.	552,730	-	n.m.
Profit from operating activities after exceptional items		(938)	(216)	335	566,641	4,217	13,337	565,703	4,001	14,039
Share of results of associated companies	v	11,221	10,704	5	-	-	n.m.	11,221	10,704	5
Profit before interest and tax		10,283	10,488	(2)	566,641	4,217	13,336	576,924	14,705	3,823
Finance income	vi	362	382	(5)	284	1,714	(83)	646	2,096	(69)
Finance costs	vii	(814)	(705)	16	(2,302)	(2,029)	13	(3,116)	(2,734)	14
Profit before tax	viii	9,831	10,165	(3)	564,623	3,902	14,370	574,454	14,067	3,984
Income tax expense	ix	(2,060)	(2,897)	(29)	(2,013)	(1,927)	4	(4,073)	(4,824)	(16)
Profit after tax *		7,771	7,268	7	562,610	1,975	28,387	570,381	9,243	6,071
* Attributable to:										
Shareholders of the Company	x	7,771	7,268	7	562,464	2,028	27,632	570,235	9,296	6,034
Minority interests		-	-	n.m.	146	(53)	n.m.	146	(53)	n.m.
Total		7,771	7,268	7	562,610	1,975	28,384	570,381	9,243	6,071

n.m. - not meaningful

"Restated" used in this Announcement refers to the restatement of certain Q3 2004 and YTD September 2004 figures for comparative purposes in accordance with the new and revised Singapore Financial Reporting Standards ("FRS") adopted with effect from 1 January 2005 as explained in Notes 4 and 5.

(1) Continuing Operations comprise Raffles Holdings Limited's (RHL's) 45% equity interest in Tincel Properties (which owns the Raffles City Complex) and the contract to manage the Complex. For Q3 2005, earnings from Continuing Operations included income of S$11.2 mil from Tincel Properties and fee income of S$0.9 mil from the management contract. The turnover under Continuing Operations comprised only the fee income as RHL does not consolidate the turnover of Tincel Properties, which is a 45% associate.

(2) Discontinued Operations is RHL's entire Hotel Business which it divested. For Q3 2005, it included the exceptional gain of S$552.7 mil arising from the divestment by RHL.

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)**

Year-to-date Sept 2005 vs Year-to-date Sept 2004 (YTD Sept 05 vs YTD Sept 04)

	Continuing Operations [1] (Year-To-Date)			Discontinued Operations [2] (Year-To-Date)			Group (Year-To-Date)		
	30-Sep-05	(Restated) # 30 Sep 2004	Incr / (Decr)	30-Sep-05	(Restated) # 30 Sep 2004	Incr / (Decr)	30 Sept 2005	(Restated) # 30 Sep 2004	Incr / (Decr)
	S$'000	S$'000	%	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	**2,677**	**2,826**	(5)	**414,396**	**382,906**	8	**417,073**	**385,732**	8
Cost of sales	-	-	n.m	(200,410)	(189,464)	6	(200,410)	(189,464)	6
Gross profit	**2,677**	**2,826**	(5)	**213,986**	**193,442**	11	**216,663**	**196,268**	10
Advertising & promotion	-	(50)	n.m	(25,474)	(21,656)	18	(25,474)	(21,706)	17
General & administration	(5,618)	(4,286)	31	(49,061)	(61,032)	(20)	(54,679)	(65,318)	(16)
Property & maintenance	(46)	(418)	(89)	(102,487)	(102,309)	0	(102,533)	(102,727)	(0)
Other operating income	527	452	17	3,872	2,584	50	4,399	3,036	45
Profit from operating activities before exceptional items	**(2,460)**	**(1,476)**	67	**40,836**	**11,029**	270	**38,376**	**9,553**	302
Exceptional gains	-	-	n.m.	552,958	354	n.m.	552,958	354	n.m.
Profit from operating activities after exceptional items	(2,460)	(1,476)	67	593,794	11,383	5,117	591,334	9,907	5,869
Share of results of *associated companies*	33,244	32,479	2	-	(29)	n.m.	33,244	32,450	2
Profit before interest and tax	30,784	31,003	(1)	593,794	11,354	5,130	624,578	42,357	1,375
Finance income	1,364	1,882	(28)	2,307	1,381	67	3,671	3,263	13
Finance costs	(2,384)	(1,076)	122	(5,643)	(6,118)	(8)	(8,027)	(7,194)	12
Profit before tax	29,764	31,809	(6)	590,458	6,617	8,823	620,222	38,426	1,514
Income tax expense	(7,603)	(10,793)	(30)	(8,543)	(4,349)	96	(16,146)	(15,142)	7
Profit after tax *	22,161	21,016	5	581,915	2,268	25,558	604,076	23,284	2,494
* Attributable to:									
Shareholders of the Company	22,161	21,016	5	581,550	2,480	23,350	603,711	23,496	2,469
Minority interests	-	-	n.m.	365	(212)	n.m.	365	(212)	n.m.
Total	22,161	21,016	5	581,915	2,268	25,558	604,076	23,284	2,494

n.m. - not meaningful

"Restated" used in this Announcement refers to the restatement of certain Q3 2004 and YTD September 2004 figures for comparative purposes in accordance with the new and revised Singapore Financial Reporting Standards ("FRS") adopted with effect from 1 January 2005 as explained in Notes 4 and 5.

(1) *Continuing Operations comprise RHL's 45% equity interest in Tincel Properties (which owns the Raffles City Complex) and the contract to manage the Complex. For the nine months ended 30* September 2005 (YTD Sept 2005), earnings from Continuing Operations included income of S$33.2 mil from Tincel Properties and fee income of S$2.7 mil from the managment contract. The turnover under Continuing Operations comprised only the fee income as RHL does not consolidate turnover of Tincel Properties, which is a 45% associate.

(2) Discontinued Operations is RHL's entire Hotel Business which it divested. For YTD September 2005, it included the exceptional gain of S$552.7 arising from the divestment by RHL.

Explanatory Notes - Performance (Q3 2005 versus Q3 2004)

i) Turnover, cost of sales and gross profit

In Q3 2005, turnover increased by 7.9% or S$9.8 mil to S$133.3 mil as a result of higher turnover achieved by both the Raffles and Swissotel brands and contributions from various new management contracts. The Q3 2004 turnover included a recognition of management fee income previously deferred. Excluding this, turnover would have increased by $11.8 mil or 9.6%.

Cost of sales increased by 5.5% or S$3.4 mil, reflecting continued success in managing costs and improving efficiency. Gross profit margin improved from 51.0% to 52.1%.

Overall, higher turnover resulted in a better flow-through in gross profit which improved by S$6.4 mil or 10.2%.

Turnover for Continuing Operations comprised the fee income earned from the management of the Raffles City Complex. The turnover was S$0.3 mil lower due to lower retail marketing fees earned from fewer new leases and renewals during the quarter.

ii) Advertising & promotion, general & administration and property & maintenance

Advertising & promotion, general & administration and property & maintenance represented key operating expenses of the Group.

Advertising & promotion expenses referred to all expenses incurred for sales & marketing activities. These included expenses relating to the operations of global sales offices, partner & loyalty marketing as well as brand promotion and marketing.

Advertising & promotion expenses increased by S$2.5 mil, in line with higher turnover. The Q3 2004 expense included a write back of provision that was no longer required. Excluding this, advertising & promotion expenses would have increased by S$2.0 mil.

General & administration expenses decreased by 14.2% or S$3.0 mil despite higher turnover. The decrease was a result of continued successful cost management as well as writing back of certain provisions no longer required, and absence of one-off provisions made in Q3 2004 in respect of certain contractual obligations, receivables and arbitration expenses.

Property & maintenance expenses which included lease payments was S$1.2 mil lower than that in Q3 2004. Increase in rental expenses in accordance with the lease agreement was more than offset by the lower depreciation as several assets were fully depreciated by end 2004 as well as reversal of depreciation no longer required.

iii) Profit from operating activities before exceptional items

Profit from operating activities before exceptional items registered a significant improvement of S$8.9 mil or 224.2% from S$4.0 mil to S$12.9 mil. This was the result of higher gross profits from higher turnover as described in para (i) above.

iv) Exceptional gains

The S$552.7 mil exceptional gain arose from the gain from divestment of the Hotel Business and the realization of investment revaluation reserves and foreign exchange reserves.

v) Share of results of associated companies

Share of results of associated companies represented earnings from the 45% interest in Tincel Properties which owns Raffles City. This was higher than last year due mainly to better operating performance.

vi) Finance income

Finance income of S$0.6 mil was S$1.5 mil lower mainly because Q3 2004 included an unrealised exchange gain of S$0.9 mil and a one-off recognition of interest income from a loan extended to third party.

vii) Finance costs

Finance costs were 13.9% or S$0.4 mil higher than Q3 2004 due mainly to an unrealised exchange loss of S$0.6 mil in Q3 2005.

viii) Profit before tax

Profit before tax of S$574.5 mil was 3,984% or S$560.4 mil higher due mainly to the exceptional gain as described in para (iv) above. On an operating basis, profit before tax of S$21.7 mil was 54.4% higher and the improvement was mainly due to better contributions from operational performance reflecting continued success in both growing revenue and managing costs and efficiency.

ix) Income tax expense

Income tax expense was S$0.8 mil or 15.6% lower because of better tax planning and the exceptional gain was capital in nature and not taxable. Effective tax rate(excluding exceptional gain) was lower at 18.7% compared to 34.3% in Q3 2004.

x) Profit attributable to shareholders of the Company (PATMI)

Overall profit attributable to shareholders was 6,034% or S$560.9 mil higher mainly due to the exceptional gain as described in para (iv). PATMI from operations was 88.3% or S$8.2 mil higher due to better operating performance from both the Hotels & Resorts and Related Commercial Investment segments partly offset by higher net finance expenses.

For Continuing Operations, PATMI comprised the share of earnings from Tincel Properties and management fee income earned which funded the operating costs of the Company. PATMI increased by 6.9% or S$0.5 mil due to higher share of earnings from Tincel Properties and lower tax expense partly offset by higher general & administrative expenses.

xi) Additional Disclosures

	Group (Third Quarter)		
	Q3 2005	(Restated) # Q3 2004	Incr / (Decr)
	S$'000	S$'000	%
Additional Disclosure			
Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	(9,819)	(12,668)	(22)
Allowance for doubtful debts	-	(1,102)	n.m.
Bad debts written off	(56)	(12)	367
Net loss on disposal of property, plant and equipment	(159)	(105)	51
Interest expense	(2,476)	(2,734)	(9)
Foreign exchange loss	(640)	-	n.m.
And crediting			
Interest income	566	1,236	(54)
Foreign exchange gain	-	860	n.m.
Write-back of allowance for doubtful debts	182	-	n.m.

xii) Extraordinary items

Nil

xiii) Adjustments for under or over provision of tax in respect of prior years

The adjustment for under or over provision of tax in respect of prior years is immaterial (2004: immaterial).

Discontinued Operations

Discontinued Operations is RHL's entire equity interest in its hotel ownership operations, hotel management operations, hotel minority investments and other ancillary businesses related to the hospitality sector (the "Hotel Business") that RHL divested.

On 18 July 2005, RHL announced that it has entered into an agreement (the "Agreement") with Colony HR Acquisitions, LLC, an affiliate of Colony Capital, LLC ("Colony Capital") for the sale of its Hotel Business for an aggregate consideration of S$1,445.5 mil ("Aggregate Consideration") in cash for the acquisition of the Hotel Business. (the "Transaction")

The Transaction was completed and the Aggregate Consideration was received on 30 September 2005 ("Completion"). The gain on sale of the Hotel Business (including realisation of reserves) was approximately S$552.7 mil, net of estimated transaction costs and other charges and this has been accordingly recognized in RHL's Q3 2005 results.

The Aggregate Consideration is subject to certain adjustments based on net debt and net working capital of the Hotel Business as at 30 September 2005 to take into account the performance in the first 9 months of the year. These adjustments have yet to be agreed by both parties and hence have not been included in the Q3 2005 results.

xiv) Profit for the period from Discontinued Operations

An analysis of the results of Discontinued Operations is as follows:

	Group (Third Quarter)			Group (Year-To-Date)		
	Q3 2005	(Restated) # Q3 2004	Incr / (Decr)	30 Sep 2005	(Restated) # 30 Sep 2004	Incr / (Decr)
	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	**132,362**	**122,322**	8	**414,396**	**382,906**	8
Net expenses	(120,469)	(118,420)	2	(376,668)	(376,289)	0
Gain from divestment	552,730	-	n.m.	552,730	-	n.m.
Profit before tax of Discontinued operations	564,623	3,902	14,370	590,458	6,617	8,823
Income tax expense	(2,013)	(1,927)	4	(8,543)	(4,349)	96
Profit after tax of Discontinued operations	562,610	1,975	28,387	581,915	2,268	25,558

xv) Profit on disposal of Discontinued Operations

	Group (Third Quarter)			Group (Year-To-Date)		
	Q3 2005	(Restated) # Q3 2004	Incr / (Decr)	30 Sep 2005	(Restated) # 30 Sep 2004	Incr / (Decr)
	S$'000	S$'000	%	S$'000	S$'000	%
Cash Consideration	1,445,500	-	n.m.	1,445,500	-	n.m.
Estimated transaction costs / other charges	(21,912)	-	n.m.	(21,912)	-	n.m.
	1,423,588	-	n.m.	1,423,588	-	n.m.
Net assets disposed	(948,150)	-	n.m.	(948,150)	-	n.m.
Preliminary gain on disposal	475,438	-	n.m.	475,438	-	n.m.
Investment revaluation reserve realised on disposal	11,758	-	n.m.	11,758	-	n.m.
Exchange difference realised on disposal	60,248	-	n.m.	60,248	-	n.m.
Preliminary gain on disposal of Discontinued Operations	547,444	-	n.m.	547,444	-	n.m.

The impact of the Discontinued Operations on the cashflows of the Group (excluding cash consideration from the sale of Hotel Business) is as follows:

	Group (Third Quarter)			Group (Year-To-Date)		
	Q3 2005	(Restated) # Q3 2004	Incr / (Decr)	30 Sep 2005	(Restated) # 30 Sep 2004	Incr / (Decr)
	S$'000	S$'000	%	S$'000	S$'000	%
Operating cash flows	24,240	13,113	85	64,790	47,772	36
Investing cash flows	(6,305)	(3,376)	87	(10,434)	1,757	n.m
Financing cash flows	(4,217)	(15,723)	(73)	(49,246)	(40,688)	21
Total cash flows	13,719	(5,986)	n.m.	5,110	8,841	(42)

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year**

	Group		Company	
	30 Sept 2005	(Restated) # 31 Dec 2004	30 Sept 2005	(Restated) # 31 Dec 2004
	S$'000	S$'000	S$'000	S$'000
Current assets				
Cash and cash equivalents	1,521,720	126,876	1,521,684	86,415
Receivables	13,093	78,738	13,093	17,714
Inventories	-	9,691	-	-
Other current assets	47	6,085	47	20
	1,534,860	221,390	1,534,824	104,149
Non-current assets				
Receivables	-	65,291	-	-
Other investments and assets	3,041	19,380	3,041	67
Investments in associated companies	704,564	723,709	371,441	371,441
Investments in subsidiaries	-	-	16,198	1,052,957
Investment property	-	59,800	-	-
Property, plant and equipment	22	1,103,732	22	12
Deferred tax assets	-	5,309	-	-
Goodwill	-	25,264	-	-
	707,627	2,002,485	390,702	1,424,477
Total assets	**2,242,487**	**2,223,875**	**1,925,526**	**1,528,626**
Current liabilities				
Trade and other payables	40,674	148,227	41,447	9,631
Provision for income tax	18,214	30,611	10,404	12,441
Borrowings	99,301	99,911	99,301	-
Provisions	2,754	4,042	2,754	4,042
	160,943	282,791	153,906	26,114
Non-current liabilities				
Borrowings	-	267,415	-	106,175
Deferred tax liabilities	-	27,854	-	-
Other non-current liabilities	1,277	11,474	1,277	1,183
Provisions	9,625	9,625	9,625	9,625
Loan from subsidiaries	-	-	30,748	-
	10,902	316,368	41,650	116,983
Total liabilities	**171,845**	**599,159**	**195,556**	**143,097**
Net assets	**2,070,642**	**1,624,716**	**1,729,970**	**1,385,529**
Share capital and reserves				
Share capital	671,819	667,277	671,819	667,277
Reserves	1,398,823	904,040	1,058,151	718,252
Total shareholders' equity	2,070,642	1,571,317	1,729,970	1,385,529
Minority interests	-	53,399	-	-
	2,070,642	**1,624,716**	**1,729,970**	**1,385,529**
Net tangible assets (Total shareholders' equity less goodwill)	2,070,642	1,546,053	1,729,970	1,385,529

Explanatory Notes

The changes in the balance sheet arose substantially from the deconsolidation of the Hotel Business following the completion of the divestment by the Group on 30 September 2005. The resultant balance sheet of the Group comprised mainly the investment in associates and cash consideration received from the sale of the Hotel Business.

The Group's net tangible assets increased by S$524.6 mil or 33.9% to S$2,070.6 mil as at 30 September 2005 compared to 31 December 2004. This was mainly due to

(a) S$603.7 mil improvement in profits earned for the nine months period ended 30 September 2005 from both better operations and the exceptional gain on divestment.
(b) S$4.5 mil increase in shareholders' equity arising from issuance of shares following the exercise of share options and release of performance shares
(c) S$4.9 mil increase in the investment revaluation reserves for the Raffles Hotel Arcade

partly offset by:

(d) payment of dividends
(e) movement in foreign exchange reserves due to translation of net investments into Singapore Dollar at lower rates
(f) realization of investment revaluation reserves and foreign exchange reserves to profit and loss

1(b)(ii) **Aggregate amount of group's borrowings and debt securities**

(a) Amount repayable in one year or less, or on demand

As at 30 Sep 2005		As at 31 Dec 2004	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
0	99,301	59,735	40,176

(b) Amount repayable after one year

As at 30 Sep 2005		As at 31 Dec 2004	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
0	0	131,240	136,175

(c) Details of any collateral

At the end of the financial period/year, property, plant and equipment and certain current assets with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's subsidiaries:

	30 Sept 2005	31 Dec 2004
	S$'000	S$'000
Property, plant and equipment and certain current assets mortgaged to banks	0	502,237

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Note	Group	
		Q3 2005	(Restated) # Q3 2004
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		574,454	14,067
Adjustments for :			
Exceptional gains		(552,730)	-
Mark-to-market gain on derivative financial instruments		(80)	-
Share-based payment expense		2,634	294
Depreciation and amortisation		9,819	12,668
Exchange difference		(768)	(985)
Interest income		(566)	(1,236)
Interest expense		2,476	2,734
Provision for retirement gratuity		51	50
Net (loss)/gain on disposal of property, plant and equipment and other assets		-	(498)
Share of results of associated companies		(11,221)	(10,704)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		24,069	16,390
Change in operating assets and liabilities :			
Inventories		194	230
Receivables		6,669	2,160
Payables		(2,204)	(4,010)
Cash generated from operations		28,728	14,770
Interest received from an associated company		2,694	2,694
Income tax paid		(5,760)	(5,332)
Long-term deposits refund		(131)	(91)
NET CASH INFLOW FROM OPERATING ACTIVITIES		25,531	12,041
Cash flows from investing activities			
Proceeds from sale of short-term market investments		-	11,593
Loan to owner of managed hotel		(3,407)	-
Purchase of property, plant and equipment		(4,013)	(4,969)
Other dividend and interest received		1,006	1,593
Net cash arising from disposal of Hotel Business	ii	1,399,895	-
NET CASH INFLOW FROM INVESTING ACTIVITIES		1,393,481	8,217
Cash flows from financing activities			
Interest paid		(2,003)	(2,642)
Proceeds from issue of shares under share option plan		2,785	382
(Repayment of)/proceeds from term borrowings		(2,214)	(13,081)
NET CASH (OUTFLOW) USED IN FINANCING ACTIVITIES		(1,432)	(15,341)
Net increase in cash and cash equivalents held	iii	1,417,580	4,917
Cash and cash equivalents at the beginning of the financial period		104,140	58,461
Cash and cash equivalents at the end of the financial period	i	1,521,720	63,378

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial period comprised the following:

	Group	
	30 Sep 2005	30 Sep 2004
	S$'000	S$'000
Cash and cash equivalents	1,521,720	63,378
Less: Bank overdrafts	-	-
Cash and cash equivalents per consolidated cash flow statement	1,521,720	63,378

ii) Disposal of Hotel Business

The attributable net asstes and proceeds from disposal of the Hotel Business during the period were as follows:

	Group	
	Q3 2005	(Restated) # Q3 2004
	S$'000	S$'000
Property, plant and equipment	1,041,845	-
Investment Properties	64,700	-
Intangible assets	25,264	-
Non-current assets	121,163	-
Other current assets	63,456	-
Cash and bank balances	45,605	-
Current liabilites	(110,001)	-
Interest bearing liabilties	(211,414)	-
Non-current liabilites	(38,704)	-
Net assets	1,001,914	-
Minority interests	(53,764)	-
Net assets disposed	948,150	-
Realisation of reserves	(72,006)	
Gain on disposal of subsidiary	552,730	-
Sales proceeds, net of transaction costs	1,428,874	-
Less: Cash disposed	(45,605)	-
Add: Transaction costs payable / other charges	21,912	-
Net cash inflow on disposal	1,405,181	-

iii) During the quarter, the cash consideration for the divestment of the Hotel Business was received upon completion on 30 September 2005. This resulted in the significant increase in cash & cash equivalent balance as at 30 September 2005.

The cash will be used to pay external debt and the approximately S$819 mil net interim special dividend declared by the Board of Directors and the balance will be deployed in accordance with the decisions from the review currently undertaken by the Board.

In the interim, the cash has been placed in fixed deposits pending deployment.

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

Group

	Total shareholders' equity						Minority interests	Total equity
	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits	Total		
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jul 2005	669,262	105,316	232,103	(13,605)	570,180	1,563,256	53,397	1,616,653
Revaluation gain on investment property		-	4,900	-		4,900		4,900
Net currency translation adjustment	-	-	-	4,079	-	4,079	-	4,079
Net gains/(losses) not *in income statement* statement	-	-	4,900	4,079	-	8,979	-	8,979
Net profit after tax	-	-	-	-	570,235	570,235	-	570,235
Total recognised gains/(losses) for the financial period	-	-	4,900	4,079	570,235	579,214	-	579,214
Value of employee service	-	-	-	2,679	-	2,679	-	2,679
Transfer from capital reserves to retained earnings upon disposal of subsidiaries	-	-	-	80,165	(80,165)	-		-
Issue of shares under share option plan	2,557	229	-	-	-	2,786	-	2,786
Deconsolidation upon disposal of subsidiaries	-	-	-	-	-	-	(53,397)	(53,397)
Transfer to income statement upon disposal of subsidiaries	-	-	(11,759)	(65,534)	-	(77,293)	-	(77,293)
As at 30 Sep 2005	671,819	105,545	225,244	7,784	1,060,250	2,070,642	-	2,070,642
As at 1 Jul 2004	666,775	105,153	230,278	(10,885)	527,024	1,518,345	52,458	1,570,803
Net currency translation adjustment	-	-	-	(638)	-	(638)	(616)	(1,254)
Net losses not recognised in income statement	-	-	-	(638)	-	(638)	(616)	(1,254)
Net profit after tax	-	-	-	-	9,296	9,296	-	9,296
Total recognised (losses)/gains for the financial period	-	-	-	(638)	9,296	8,658	(616)	8,042
Capital distribution	-	-	-	-	-	-	-	-
Transfer from retained profits to capital reserves	-	-	-	-	-	-	-	-
Value of employee service	-	-	-	294	-	294	-	294
Issue of shares under share option plan	370	12	-	-	-	382	-	382
As at 30 Sep 2004	667,145	105,165	230,278	(11,229)	536,320	1,527,679	51,842	1,579,521

Company

	Share capital	Share premium	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jul 2005	669,262	105,316	2,427	591,225	1,368,230
Net profit after tax	-	-	-	356,280	356,280
Value of employee service	-	-	2,679	-	2,679
Issue of shares under share option plan	2,557	229	-	-	2,786
As at 30 Sep 2005	671,819	105,545	5,106	947,505	1,729,975
As at 1 Jul 2004	666,775	105,153	823	592,145	1,364,896
Net profit after tax	-	-	-	9,493	9,493
Value of employee service	-	-	294	-	294
Issue of shares under share option plan	370	12	-	-	382
As at 30 Sep 2004	667,145	105,165	1,117	601,638	1,375,065

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share options

In Q3 2005, the Company issued 7,989,570 ordinary shares of S$0.32 each (Q3 2004: 1,156,826 ordinary shares of S$0.32 each) for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

As at 30 September 2005, there were 31,298,966 (Q3 2004: 34,593,896) unissued shares under option of S$0.32 each of the Company under the Share Option Plan.

	Share options
Movements are as follows:	
As at 1 July 2005	40,087,708
Cancelled during the financial period	(799,172)
Exercised during the financial period	(7,989,570)
As at 30 September 2005	31,298,966

Performance Shares

The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company (the "Conditional Awards"). Performance shares are only released (the "Release") against the Conditional Awards at the end of the performance period and when the pre-determined targets are achieved. As at 30 September 2005, there were 3,618,856 Conditional Awards outstanding (Q3 2004: 5,885,044 Conditional Awards including adjustments made following the Capital Distribution and Capital Reduction exercise in May 2004). The amount provided in the consolidated income statement for Q3 2005 was S$0.8 mil (Q3 2004: S$0.1 mil).

The details of the Performance Share Plan can be found in the 2004 Annual Report.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited nor reviewed by the Group's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has adopted the following new and revised Singapore Financial Reporting Standards (FRS) issued in July 2004 by the Council on Corporate Disclosure and Governance, with effect from the financial year beginning 1 January 2005:
Revised FRS 21 on The Effects of Changes in Foreign Exchange Rates, FRS 39 on Financial Instruments: Recognition and Measurement and FRS 102 on Share-based Payments.

In accordance with the transitional provisions of FRS 39, the effect of recognition, derecognition and measurement of financial instruments, for periods prior to 1 January 2005, is not restated. Consequently, the comparative figures for 2004 have not been restated.

The implementation of FRS 21 and FRS 102, on the other hand, are applied retrospectively and the comparative figures for 2004 are restated accordingly.

The net effect of the implementation of the new and revised FRS are disclosed in Note 5.

Apart from the above, the Group adopted various revisions in FRS, applicable from 1 January 2005. These are currently assessed to have no material impact to the Group results.

Except as disclosed above, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting financial period compared with the financial statements as at 31 December 2004.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The effects of the implementation of the new and revised standards on net profit, net tangible assets and opening retained profits of the Group and of the Company were as follows:

	FRS21	FRS39	FRS102	
	Increase / (decrease)			Net
S$'mil	Group			impact
Net profit for the financial period ended 30 September 2004	(0.6)	-	(0.7)	(1.3)
Net profit for the financial period ended 30 September 2005	0.2	0.5	(2.5)	(1.8)
Opening retained profits as at 1 January 2004	1.8	-	(0.1)	1.7
Opening retained profits as at 1 January 2005	0.6	(0.5)	(1.1)	(1.0)
Net tangible assets as at 30 September 2005	-	-	0.6	0.6

	FRS21	FRS39	FRS102	
	Increase / (decrease)			Net
S$'mil	Company			impact
Net profit for the financial period ended 30 September 2004	(5.8)	-	(0.7)	(6.5)
Net profit for the financial period ended 30 September 2005	0.7	0.5	(2.5)	(1.3)
Opening retained profits as at 1 January 2004	32.9	-	(0.1)	32.8
Opening retained profits as at 1 January 2005	25.9	(0.5)	(1.1)	24.3
Net tangible assets as at 30 September 2005	-	-	0.5	0.5

FRS 103, FRS 36 and FRS 38

As announced in Q4 2004, the Group had early adopted FRS 103 on Business Combinations, Revised FRS 36 on Impairment of Assets and Revised FRS 38 on Intangible Assets with effect from 1 January 2004. The effects of the implementation of the new and revised standards were to increase opening retained profits as at 1 January 2004 by S$6.3 mil and increase net profit for the financial period ended 30 September 2004 by S$0.8 mil.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

		Group (Third Quarter)		Group (Year-To-Date)	
		Q3 2005	(Restated) # Q3 2004	30 Sep 2005	(Restated) # 30 Sep 2004
Continuing Operations					
(a)	Based on the weighted average number of ordinary shares on issue (cents)	0.37	0.35	1.06	1.01
(b)	On fully diluted basis (cents)	0.37	0.35	1.05	1.01
Discontinued Operations					
(a)	Based on the weighted average number of ordinary shares on issue (cents)	26.91	0.10	27.82	0.12
(b)	On fully diluted basis (cents)	26.71	0.10	27.61	0.12

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-**

(a) current financial period reported on; and
(b) immediately preceding financial year

	Group		Company	
	30 Sep 2005	(Restated) # 31 Dec 2004	30 Sep 2005	(Restated) # 31 Dec 2004
Net asset value* per ordinary share (S$)	0.99	0.78	0.83	0.66

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Under the existing primary segment reporting adopted by RHL, the Related Commercial Investment segment comprises the apportionment of the Group's share of Tincel Properties' (which owns the Raffles City Complex) results arising from the retail and commercial office components. This is principally the net rental income from Raffles City Shopping Centre and commercial office rental income from Raffles City Tower. The Hotels and Resorts segment includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel component, which is principally the net lease payments the two hotels in Raffles City pay Tincel Properties.

For the third quarter of 2005 (Q3 2005), the Group achieved a profit attributable to shareholders (PATMI) of S$570.2 mil, an over 60 times increase over the same period last year. This was due to better operational performance of both its Related Commercial Investment and Hotel & Resorts segments; and the S$552.7 mil gain arising from the divestment of its entire Hotel Business. For the nine months ended 30 September 2005 (YTD September 2005), the Group achieved a PATMI of S$603.7 mil, an over 24-fold increase on a 8% growth in turnover.

For YTD September 2005, earnings before interest, tax, depreciation & amortisation (EBITDA) contribution from the Related Commercial Investment segment grew to S$21.0 mil from higher rental income and successful cost management. As at end Q3 2005, occupancy of the Raffles City Shopping Centre ("RCSC") with a net leaseable retail space of about 27,712 square metres (sq m) was a robust 98.5% with shopper traffic averaging a strong 2.2 million per month. Raffles City Tower ("RCT") with a net leaseable office space of about 35,289 sq m registered a strong 93% occupancy, which is in line with the current occupancy for prime offices and well above the prevailing island-wide occupancy of 89.6%. The asset enhancement initiative to add 50,000 square feet of new retail space in Basement 1 of the Raffles City Complex, to be branded as The Raffles Marketplace, was on track with 47% of the space being pre-committed.

For YTD September 2005, EBITDA contributions from the Hotel & Resorts segment grew by 41.1% to S$86.2 mil on an 8.2% increase in turnover. In Q3 2005, overall RevPAR for the hotel business improved by 14.1% to S$190 over Q3 2004 while operating PATMI margin improved from 7.5% to 13.1%, reflecting continuing success in managing costs and efficiency.

The detailed segmental turnover and profitability are as outlined in the tables below:

(i) Turnover

Segment	Group (Third Quarter)				Group (Year-To-Date)			
	Q3 2005	(Restated) # Q3 2004	Incr / (Decr)		30 Sep 2005	(Restated) # 30 Sep 2004	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Hotels & Resorts	133.0	123.1	9.9	8	416.1	384.7	31.4	8
Related Commercial Investment	0.3	0.4	(0.1)	(25)	1.0	1.0	-	-
TOTAL	**133.3**	**123.5**	**9.8**	**8**	**417.1**	**385.7**	**31.4**	**8**

(ii) Profitability

Segment	Group (Third Quarter)				Group (Year-To-Date)			
	Q3 2005	(Restated) # Q3 2004	Incr / (Decr)		30 Sep 2005	(Restated) # 30 Sep 2004	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Earnings before interest, tax, depreciation & amortisation (EBITDA)								
Comprising:								
Hotels & Resorts	27.0	20.6	6.4	31	86.2	61.1	25.1	41
Related Commercial Investment	7.0	6.8	0.2	3	21.0	20.6	0.4	2
Unallocated	0.0	2.1	(2.1)	n.m.	3.7	3.3	0.4	12
Operating EBITDA	**34.0**	**29.4**	**4.6**	**16**	**110.9**	**85.0**	**25.9**	**30**
Exceptional gain	552.7	-	552.7	n.m.	553.0	0.4	552.6	n.m.
TOTAL	**586.7**	**29.5**	**557.2**	**1,889**	**663.9**	**85.4**	**578.5**	**677**
Profit after tax and minority interests attributable to shareholders (PATMI)								
Comprising:								
Operating PATMI	**17.5**	**9.3**	**8.2**	**88**	**50.7**	**23.1**	**27.6**	**119**
Exceptional gains after tax	552.7	-	552.7	n.m.	553.0	0.4	552.6	n.m.
TOTAL	**570.2**	**9.3**	**560.9**	**6,034**	**603.7**	**23.5**	**580.2**	**2,469**

(iii) Review Of Operating Performance

(a) Related Commercial Investment segment

Raffles City Shopping Centre ("RCSC")

Performance (Q3 2005 versus Q3 2004)

In Q3 2005, the Singapore retail market continued to firm, with average prime rents in Orchard Road rising 0.3% to $32.90 per square foot per month (psf pm). RCSC recorded a robust occupancy of 98.5% and improved rental rates. During the quarter, the Centre continued to add greater depth to its trendy lifestyle and food & beverage offerings with the introduction of new tenants and concepts in the Complex.

In Q3 2005, RCSC played host to a few major meetings and exhibitions. In July 2005, the Olympic Museum Exhibition was held at RCSC in conjunction with the 117th International Olympic Committee Session which convened at the Raffles City Convention Centre. In August, RCSC celebrated Singapore's 40th National Day with an exclusive exhibition of 40 limited edition timepieces titled "1965 Singapore".

RCSC signed a marketing alliance with Visa International to extend exclusive shopping rewards and privileges to shoppers at the Centre to further enhance RCSC's market positioning and regional visibility.

As part of its asset enhancement programme, RCSC has created an additional 12,800 square feet of rentable retail and F&B space over the past 23 months. In June 2005, RCSC announced a further initiative to add 50,000 square feet of space to extend its retail footprint at Basement 1 of the Raffles City Complex. This new concept is enjoying a healthy take up rate, with 47% of the space already pre-committed to date. The new extension, branded as The Raffles Marketplace, is slated to open in 2006 and will leverage on its connectivity to the City Hall MRT Station and its future connection to the Circle Line MRT.

Raffles City Tower ("RCT")

Performance (Q3 2005 versus Q3 2004)

As at end Q3 2005, the office leasing market continued to experience a firm recovery, with rents in prime Raffles Place rising 4% to $5.20 per square foot (psf) and rents in the Marina area increasing by 8% to $4.70 psf over Q2 2005.

As at end Q3 2005, RCT registered occupancy of 93%, which is in line with the current occupancy for prime offices and well above the prevailing island-wide occupancy of 89.6%. Of the total 46,000 sq ft due for renewal in RCT in 2005, renewal and new tenants have been successfully secured for 86.5% of renewal space.

(b) Hotels & Resorts segment

Performance (Q3 2005 versus Q3 2004)

As at the end of Q3 2005, the Group has 29 operating hotels and resorts, of which 11 are wholly or majority owned, 3 are leased properties and 1 is a franchised property. Eleven hotels are located in Asia-Pacific, 5 in the Americas, 1 in the Caribbean and 12 in Europe and the Mediterranean.

For the first eight months of 2005, the Group achieved an overall RevPAR of S$179, a 14.3% increase over the same period in 2004. This compared well against the industry-wide RevPAR which was reported by Deloitte & Touche Hotel Benchmark Survey and Smith Travel Research to have increased across Europe (+3.8%), Asia (+8.2%) and the United States (+9.0% for the Upper Upscale category) for the same period.

In the Asia Pacific region, the Group's 11 hotel properties registered a 17.5% growth in combined RevPAR due to increase in rates with Singapore and Beijing being the best performing markets. The Singapore properties benefited from Meetings, Incentives, Conventions and Exhibitions (MICE) business due to events such as the 117th International Olympic Committee (IOC) Session convened at the Raffles City Convention Centre and the MICE Asia Executive Congress (MICE Asia) held in Singapore in July 2005. Beijing Hotel benefited from improved demand from corporate travellers.

In the Americas and Caribbean region, overall RevPAR growth for the Group's 6 hotel properties was 14.1%, driven largely by demand from the corporate individual & leisure individual segments.

In Europe, the Group's 10 hotel properties recorded a 5.4% growth in combined RevPAR due mainly to higher demand from the leisure and corporate individual segments. The 235-room Swissôtel Krasnye Holmy, Moscow opened in September 2005.

In the Mediterranean, the Group's 2 properties registered a 52.0% growth in combined RevPAR. Swissôtel The Bosphorus Istanbul achieved higher average room rates, while Swissôtel Gocek benefited from higher demand from the leisure individual segment.

(iv) Successful Completion of the Hotel Business Divestment

On 18 July 2005, Raffles Holdings Limited ("RHL" or "the Company") announced that it has entered into an agreement (the "Agreement") with Colony HR Acquisitions, LLC, an affiliate of Colony Capital, LLC ("Colony Capital") for the sale of the Company's entire equity interest in its hotel ownership operations, hotel management operations, hotel minority investments and other ancillary businesses related to the hospitality sector (the "Hotel Business") for an enterprise value of approximately S$1.72 billion. Under the Agreement, Colony Capital will pay an aggregate consideration of S$1,445.5 mil ("Aggregate Consideration") in cash for the acquisition of the Hotel Business (the "Transaction").

The Transaction was completed and the Aggregate Consideration was received on 30 September 2005. The gain on the divestment of the Hotel Business (including realization of reserves) was approximately S$552.7 mil, net of estimated transaction costs and other charges and this has accordingly been recognized in the Q3 2005 results. The Aggregate Consideration is subject to certain adjustments based on net debt and net working capital of the Hotel Business as at 30 September 2005 to take into account the performance in the first 9 months of the year. These adjustments have yet to be agreed by both parties and hence have not been included in this Q3 2005 results.

(v) Awards and Accolates

In Q3 2005, the Group received 11 awards and accolades with Raffles Holdings Limited ("RHL") being awarded the "Distinguished Patron of the Arts" by the National Arts Council for the sixth consecutive year.

In addition, in October 2005, RHL was conferred the "Deal of the Year" award at the 16th Annual Hotel Investment Conference Asia Pacific for the divestment of its Hotel Business. Tincel Properties was awarded the Outstanding Efforts in Mall Maintenance by The Singapore Retailers Association for its impeccable management services.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

In its Q2 2005 results announcement, it was stated that:

"The Group expects its operating performance in Q3 2005 to be profitable."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Following the divestment of the Hotel Business on 30 September 2005, Raffles Holdings Limited ("RHL" or "the Group") continues to own a sizeable business with its 45% equity interest in Tincel Properties and contract to manage the Raffles City Complex. Its main sources of earnings will be its share of income from Tincel Properties and management fee. Tincel Properties derived its earnings from lease payments from the two hotels and rental income from the retail and commercial office spaces in Raffles City.

For YTD September 2005, the remaining business of RHL contributed S$35.9 mil in earnings which more than funded its operating cost and will allow RHL to continue to pay dividend going forward. RHL's strong cash flow and balance sheet will allow it to pursue options with regards its business going forward.

For the rest of the year, outlook for the Singapore retail industry remains positive on the back of improving regional and local economies, the return of consumer confidence and increase in tourist arrivals. The demand for office space is expected to be boosted by an improving economy and financial sector as well as multi-national companies moving their regional offices to Singapore. The outlook for the Singapore hotels is also positive for the rest of the year as the Singapore Tourism Board expects visitor arrivals to increase from 2004's record figure of 8.3 million to 8.9 million for 2005. Tincel Properties is expected to benefit from the positive market outlook and to maintain its strong performance for the rest of the year.

The Group therefore expects performance from operations for Q4 2005 and the full year to be profitable. The overall PATMI for 2005 will be significantly higher than that for 2004 because of the large gain arising from the divestment of the Hotel Business, which unlocked significant value for shareholders. The Directors expect the Company to be in a position to declare a final dividend in respect of 2005 in addition to the interim special dividend of S$0.40 per share already announced.

Under the Sale & Purchase Agreement, the Aggregate Consideration is subject to certain adjustments based on net debt and net working capital of the Hotel Business as at 30 September 2005 to take into account the performance in the first 9 months of the year. These adjustments have yet to be agreed by both parties and hence have not been included in the Q3 2005 results. Adjustments to the divestment gain as well as contributions from the Discontinued Operations will be made when these are finalised.

Plans Going Forward

The Board has appointed DBS Bank Ltd to assist in the review of possible options for the Company, which include but are not limited to:-

- Pursuing a new related business;
- Retaining the status quo and adopting a 100% dividend pay-out policy; and
- Crystallizing value from its 45% interest in Raffles City Complex.

The Directors are committed to achieving optimal value for shareholders. However, a firm decision on any particular option has yet to be reached.

As and when key milestones are reached, the Board will be pleased to keep shareholders informed through further announcements.

11. Interim Special Dividend

Following the successful completion of the transaction on 30 September 2005, the Board of Directors is pleased to declare an interim special dividend of S$0.40 per RHL share (the "Special Dividend"), to shareholders or a total of approximately S$840 mil (based on ordinary shares outstanding as at 30 September 2005 of 2,099,430,452). The Special Dividend will comprise a gross dividend of S$0.05 per share (equivalent to S$0.04 per share net of tax) and a tax-exempt dividend of S$0.35 per share.

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	Interim Special
Dividend Type	Cash
Dividend amount per share	S$0.40
Dividend Rate	S$0.05 gross dividend per ordinary share less tax and S$0.35 exempt dividend
Par value of shares	S$0.32
Tax Rate	20.0%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date payable

The dividend is expected to be paid on 30 November 2005.

(d) Books closure date

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of the Company will be closed on 16 November 2005 at 5.00 p.m. for the purposes of determining Shareholders' entitlement to the Special Dividend. Registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 16 November 2005 will be registered prior to determining Shareholders' entitlement to the Special Dividend. Depositors whose securities accounts with The Central Depository (Pte) Limited are credited with the Company's shares as at 5.00 p.m. on 16 November 2005 will be entitled to the Special Dividend.

12. If no dividend has been declared / recommended, a statement to that effect.

NA

13. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested Persons	Aggregate value of all interested persons transactions during the financial quarter under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested persons transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Limited Group	-	2,367
Temasek Holdings (Private) Limited Group	-	-
Total	-	**2,367**

* As renewed at Annual General Meeting on 28 April 2005.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Wong Lai Kuen
Company Secretary
28 October 2005

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Oct-2005 13:05:11
Announcement No.	00020

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Establishment of wholly owned subsidiaries"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 29 October 2005 issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.29Oct2005.pdf Total size = **21K** (2048K size limit recommended)

Close Window

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

ESTABLISHMENT OF WHOLLY OWNED SUBSIDIARIES

The Board of Directors of the Company wishes to announce the establishment of the following wholly owned subsidiaries incorporated in Singapore :-

1. Ipjora (S) Pte. Ltd.

Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1.00 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1.00 each

2. The Ascott KL (S) Pte. Ltd.

Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1.00 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1.00 each

3. The Ascott Operating Pte. Ltd.

Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1.00 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1.00 each

Contd...2

4. Somerset Grand Citra (S) Pte. Ltd.

Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1.00 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1.00 each

5 Somerset Philippines (S) Pte. Ltd.

Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1.00 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1.00 each

By Order of the Board

Doreen Nah
Company Secretary
29 October 2005

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Oct-2005 13:30:50
Announcement No.	00021

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – (a) Offer and placement of 173,400,000 new units in CapitaMall Trust; (b) Use of Proceeds of the Equity Fund Raising; and (c) Request for lifting of trading halt"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CMT31Oct2005.offer.pdf CMT31Oct2005.proceeds.pdf CMT31Oct2005.halt.pdf Total size = **247K** (2048K size limit recommended)

Close Window

CapitaMall Trust

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001)

OFFER AND PLACEMENT OF 173,400,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") BY WAY OF:

(I) A PREFERENTIAL OFFERING OF 77,628,981 NEW UNITS AT AN ISSUE PRICE OF S$2.33 PER NEW UNIT TO RELEVANT SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CMT CIRCULAR DATED 18 OCTOBER 2005 (THE "CIRCULAR")) ON A NON-RENOUNCEABLE BASIS OF 1 NEW UNIT FOR EVERY 10 EXISTING UNITS IN CMT ("UNITS") HELD AS AT 14 OCTOBER 2005, 5.00 P.M. (FRACTIONS OF A UNIT TO BE DISREGARDED) AND SUBJECT TO THE ROUNDING MECHANISM AS DESCRIBED IN THE CIRCULAR;

(II) AN OFFERING OF 25,500,000 NEW UNITS AT AN ISSUE PRICE OF S$2.35 PER NEW UNIT (THE "ATM AND PLACEMENT ISSUE PRICE") TO THE PUBLIC IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS; AND

(III) A PRIVATE PLACEMENT OF 70,271,019 NEW UNITS AT THE ATM AND PLACEMENT ISSUE PRICE TO RETAIL AND INSTITUTIONAL INVESTORS

(COLLECTIVELY THE "EQUITY FUND RAISING").

CapitaMall Trust Management Limited, as manager of CMT (the "**Manager**"), is pleased to announce that the Manager has today issued an aggregate of 173,400,000 New Units pursuant to the Equity Fund Raising.

These New Units will commence trading on the Main Board of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") at 2.00 p.m. today.

With this issue of the 173,400,000 New Units, the total number of units in CMT ("**Units**") in issue is 1,379,030,866.

Status of the New Units

The New Units will rank *pari passu* in all respects with the existing units in CMT, including the right to any distributions which may be paid for the period from today to 31 December 2005 as well as all distributions thereafter, but will not be entitled to participate in the distribution of any distributable income accrued by CMT prior to their issue.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
31 October 2005

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

USE OF PROCEEDS OF THE EQUITY FUND RAISING

CapitaMall Trust Management Limited (the "**Manager**"), as manager of CapitaMall Trust ("**CMT**"), is pleased to announce that approximately S$395.3 million from the net proceeds of the equity fund raising exercise completed today (the "**Equity Fund Raising**") has been used for the following purposes:

(a) to part finance the acquisition of Parco Bugis Junction as well as the plant and equipment located at the property and certain fixed assets (the "**Target Property**");

(b) to part refinance the bridge loans taken to finance the acquisitions of Hougang Plaza Units (as defined in the CMT circular dated 18 October 2005) and Sembawang Shopping Centre; and

(c) to part refinance the bridge loan taken to finance the payment of a deposit of 10.0% of the purchase consideration for the acquisition of Jurong Entertainment Centre and part finance the balance of the purchase consideration for Jurong Entertainment Centre.

The balance of the net proceeds of the Equity Fund Raising will be utilised for CMT's working capital purposes.

In addition, the Manager is pleased to announce the completion of the acquisition of the Target Property and Jurong Entertainment Centre today.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
31 October 2005

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82 - 4507

Print this page

Request for Lifting of Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	CAPITAMALL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITAMALL TRUST ("CMT")
Announcement is submitted with respect to *	CAPITAMALL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaMall Trust Management Limited (as manager of CMT)
Date & Time of Broadcast	31-Oct-2005 12:44:30
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Date of Lifting of Trading Halt *	31-10-2005
Time of Lifting of Trading Halt *	1400 hours

Close Window

CapitaLand

82 - 4507

News Release

31 October 2005
For Immediate Release

CapitaRetail Japan Fund acquires third mall in Chiba for approximately JPY21 billion (S$313 million)

Single largest investment by CapitaRetail Japan Fund

Singapore, 31 October 2005 – The CapitaRetail Japan Fund (the "CRJ Fund"), a private retail property fund sponsored by CapitaLand, has acquired 100% of the beneficiary interest in ViVit SQUARE, a prime freehold shopping mall in Chiba Prefecture, Greater Tokyo, for approximately JPY21 billion (S$313 million) from ViVit Square TMK, a company indirectly held by a private fund managed by LaSalle Investment Management. ViVit Square, with a gross floor area of over 1 million square feet, is the CRJ Fund's third mall. The acquisition will grow the asset size of the CRJ Fund to JPY34 billion (S$507 million) and will enable the Fund to further meet its mandate to investors by growing the portfolio with quality properties, delivering a steady income stream and adding value through asset enhancements.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "The acquisition of ViVit SQUARE, a major shopping mall in Greater Tokyo, is a milestone for CapitaLand as it further strengthens our retail real estate presence in Japan, which is a key market for the Group. This quality property offers good value creation opportunities through asset enhancements and tenancy remixing. By leveraging on CapitaLand's established retail cum asset management capabilities, the mall is expected to deliver enhanced return to investors. Going forward, we will continue to actively pursue acquisition opportunities to accelerate our expansion in Japan."

Completed in December 2004, ViVit SQUARE is located in Funabashi City in the Chiba Prefecture. Funabashi City has a large population catchment of more than 500,000, and is about 30 minutes away from the Tokyo train station, the main intercity rail terminal.

The mall is also strategically located within 7-10 minutes' walk from the Minami Funabashi, Funabashi Keibajo and Daijingushita train stations. In addition, it is well-served by major roads such as the Kanto Expressway, the No.14 National Highway and the Keiyo Trunk Road.

ViVit SQUARE, a four-storey mall, has a gross floor area of over 1 million square feet. It has car park facilities on each level of the property and on the roof-top. The property enjoys 96.5% occupancy and has a diverse tenant base of more than 100 leases, including well-known anchor tenants like Supervalue (supermarket), OKAWA Homecentre, OKAY Furniture, Sports Authority, LAOX (electronics) and SEGA (amusement). The mall is well-positioned to cater to the basic necessity shopping needs of the residents in the immediate vicinity, as well as the weekend crowds from Tokyo and the neighbouring cities.

CapitaRetail Japan Fund

The CRJ Fund's mandate is to invest in Japanese retail assets which have a secured and steady income stream, and a potential for asset enhancement. The CRJ Fund closed with a fund size of JPY44.13 billion (S$657 million) earlier in April this year. With debt financing, its asset size could potentially grow to JPY147 billion (S$2.2 billion) within the next three years. Currently, it owns two malls in Japan, La Park Mizue in Tokyo and Izumiya Hirakata in Osaka, with a combined asset size of JPY13 billion (S$194 million). With the acquisition of ViVit SQUARE, the CRJ Fund's asset size will grow to JPY34 billion (S$507 million).

The CRJ Fund comprises investments from European pension funds (47%), insurance companies and large corporations from Asia (30%), and CapitaLand (23%). Its annual distribution yield is 7% to 10%, with a total return of 10% to 13%. The fund manager and retail manager for the CRJ Fund are CapitaLand's wholly-owned subsidiaries, CapitaLand Financial Limited and CapitaLand Retail Limited respectively.

Assets under Management

Over the past few years, CapitaLand has been active in the property fund arena. The Group aims to more than double its assets under management to S$13 billion in the next three years, up from the current S$6.5 billion. To date, the Group's two REITs, CapitaMall Trust, the first listed REIT in Singapore, and CapitaCommercial Trust, the first commercial property REIT in Singapore, have consistently outperformed market

expectations. CapitaLand also has a total of eight private equity funds, namely, Eureka Office Fund, IP Property Fund, CapitaRetail Singapore, CapitaLand China Residential Fund, CapitaRetail Japan Fund, Mezzo Capital, Arc-CapitaLand Residences Japan and CapitaLand China Development Fund. With its established track record, the Group sees opportunities to expand its property funds and REITs in the retail, residential and office sectors in Singapore, Malaysia, Thailand, Hong Kong, China and Japan.

About CapitaLand Group (www.capitaland.com.sg)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
31 October 2005

For media enquiries, please contact:
Mok Lai Siong
DID: +65 68233543
Email: mok.laisiong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg